Form 10-K, Exhibit 13
period 1994-03-31
CARTER WALLACE INC /DE/
filed 1994-06-06
CIK 18000

                                CARTER-WALLACE

                                    [LOGO]

                 ANNUAL REPORT FOR THE YEAR ENDED MARCH 31 1994

    EXECUTIVE OFFICES
    1345 Avenue of the Americas, New York, NY 10105
    212-339-5000

    RESEARCH LABORATORIES
    Cranbury, New Jersey
    East Windsor, New Jersey
    Montreal, Canada

    MANUFACTURING PLANTS
    Cranbury, New Jersey
    Decatur, Illinois
    East Windsor, New Jersey
    Santa Ana, California
    Trenton, New Jersey
    Winsted, Connecticut
    Humacao, Puerto Rico
    Rincon, Puerto Rico
    Montreal, Canada
    Toronto, Canada
    Folkestone, England
    Milan, Italy
    Pisa, Italy
    Mexico City, Mexico
    New Plymouth, New Zealand
    Barcelona, Spain

    TRANSFER AND DISBURSING AGENTS
    The Bank of New York
    101 Barclay Street
    New York, N.Y. 10286
    800-524-4458

    Midlantic National Bank
    499 Thornall Street
    Edison, N.J. 08818
    908-321-8000

    REGISTRAR OF STOCK
    The Bank of New York
    101 Barclay Street
    New York, N.Y. 10286

    SHAREHOLDER RELATIONS CONTACT
    Ruder Finn, Inc.
    800-984-1777

                    CARTER-WALLACE, INC.
                    ANNUAL REPORT
                    For the year ended March 31, 1994

                                   FINANCIAL HIGHLIGHTS                 1994               1993
                           Net sales                                $664,789,000      $653,511,000
                           Earnings before taxes                      37,382,000        68,406,000(a)
                           Net earnings before the cumulative
                             effect
                             of accounting changes                    26,609,000        47,200,000(a)
                           Net earnings (loss)                       (20,030,000)       47,200,000(a)
                           Earnings per share before the
                             cumulative
                             effect of accounting changes                    .58              1.03(a)
                           Earnings (loss) per share                       ($.44)            $1.03(a)
                           Dividends                                  15,292,000        15,256,000
                           Dividends per share                              $.33              $.33
                           Average shares outstanding                 45,900,000        45,786,000
                           Number of stockholders of record
                             Common                                        3,305             3,184
                           Class B common                                  1,919             2,046

                        (a) Includes income of $10,000,000 before taxes or
                            $6,000,000 after taxes ($.13 per share) related to a licensing agreement with Schering-Plough Corporation granting exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol (felbamate).


                [LOGO]
                The Company markets
                toiletries, pharmaceuticals,
                diagnostic specialties,
                proprietary drugs and pet products

   CONTENTS

   Report to Stockholders                                                      2

   Summary of Selected Financial Data                                          7

   Management's Discussion and
   Analysis of Results of Operations
   and Financial Condition                                                     8

   Description of Business Segments                                           11

   Consolidated Balance Sheets                                                12

   Consolidated Statements of Earnings
   and Retained Earnings                                                      14

   Consolidated Statements of Cash Flows                                      15

   Notes to Consolidated Financial Statements                                 16

   Independent Auditors' Report                                               27

   Directors and Officers                                                     28

REPORT TO STOCKHOLDERS

In the fiscal year ended March 31, 1994 the Company's sales increased over the prior year. Consolidated sales for the year were $664,789,000 compared to $653,511,000 a year ago for a gain of 2%.

Earnings before the cumulative effect of accounting changes decreased to $26,609,000 or $.58 a share compared with $47,200,000 or $1.03 a share in the prior year. Included in the current year are increases in advertising and marketing to support the introduction of Felbatol (felbamate), as well as to support various line extensions of Arrid anti-perspirant and deodorant products. In addition, cost of goods sold as a percentage of sales increased because of unfavorable changes in product mix.

In the prior year, earnings included income of $10,000,000 before taxes or $6,000,000 after taxes ($.13 per share) related to a licensing agreement for certain international rights to Felbatol.

SALES

Sales in the Company's two business segments were Consumer Products $368,168,000 and Health Care Products $296,621,000. Consumer Products were 55% and Health Care Products were 45% of total sales. These sales compare to a year ago of $372,475,000 and $281,036,000, respectively.

Foreign sales by subsidiaries and branches operating outside the United States were $159,454,000 compared with $169,032,000 the previous year. This represents 24% and 26%, respectively of total sales. Health Care Products accounted for 46% and Consumer Products 54% of foreign sales. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $16,300,000.

DIVIDENDS

Dividends of $.33 per share were paid in both the current and prior year. The Company has paid dividends for 111 consecutive years.

CARTER PRODUCTS DIVISION

The past year was a challenging one for the entire Health and Beauty Care industry. Several factors put pressure on our total business. These included trade and distributor inventory reduction programs, account consolidations due to mergers, an unusually harsh winter nationwide and the earthquake on the West Coast.

Arrid continued as one of the leading anti-perspirant/ deodorant brands recording a factory shipment gain in a very competitive market. Arrid Teen Image, a new line of anti-perspirants and clear deodorants developed expressly to appeal to the young female user, enjoyed a successful introduction. The more recent launch of Arrid Clear Solid and Arrid Gel anti-perspirants is a major reason for the increase in Arrid sales.

Trojan continues to lead the condom market with almost a 60% market share and new products were a major reason for Trojan's success. New entries were introduced into the two fastest growing segments of the condom category--Thin and Ribbed. The introduction of Trojan Very Thin was completed early in the year. Trojan Ultra Texture Ribbed condoms, introduced in January 1994, received excellent trade acceptance.

Our new condom brand, Class Act, is positioned to compete in the "price value" segment and began shipping in October. This new product has also met with excellent trade and consumer acceptance.

Nair remained the leading depilatory brand with over a 40% share of category sales.

Our pregnancy test category continues to grow at impressive rates--up 14% in unit sales during the past year. Division brands, First Response and Answer, combined, exceeded the category growth and represent one-quarter of U.S. consumer sales for these products.

The Whitening/Polish segment of the dentifrice category had several new entries and showed dynamic growth. Pearl Drops continued as the number two brand.

WALLACE LABORATORIES DIVISION

The NDA for Felbatol, the first major new anti-epileptic drug to be introduced in the United States in over fifteen years, was approved by the FDA in July with the national launch commencing on October 4, 1993. Felbatol's indications include monotherapy and adjunctive therapy for patients with epilepsy age 14 and over with partial seizures with and without generalization. It is also indicated for treatment of partial and generalized seizures associated with Lennox Gastaut Syndrome in children as young as two years old.

Major emphasis at introduction was placed on professional education ensuring comprehensive knowledge about the profile of Felbatol as well as its proper use and limitations.

To date, Felbatol sales have exceeded expectations with each month posting new highs in market share. This rate of growth is expected to continue as physicians' experience with Felbatol increases and more physicians learn of its many benefits.

The Division's cough and cold products group, including Organidin expectorant and mucolytic, Tussi-Organidin and Tussi-Organidin DM cough preparations, and Rynatan antihistamines containing decongestants, sustained its number one position in prescriptions written for cough/cold products.

Our muscle relaxants sold under the Soma 350 brand posted a new prescribing high which greatly exceeded the overall growth of the market.

WAMPOLE LABORATORIES DIVISION

We continue to experience overall product acceptance and opportunities in many areas of our diagnostic business.

Sales of the Isostat product line for the rapid detection of micro-organisms in the blood increased. The product line was supported throughout the year by a broad range of promotional programs directed at the laboratory professional.

The Division maintained its leading position in serological testing with Streptozyme, a test for streptococcal antibodies, Rheumaton, a test to detect rheumatoid factor and Mono-Test and Mono-Latex, products for the detection of infectious mononucleosis. Sales were further enhanced by the introduction of Wampole Impact Rubella for the determination of immunity to rubella infections and of Wampole Impact RPR for the serologic detection of syphilis.

Strong sales gains were recorded for key products in the Zeus Scientific line of immunofluorescent and enzyme immunoassay tests. These included products for detection of antinuclear antibodies in autoimmune disorders, for the detection of treponemal antibodies in the confirmation of syphilis and for the detection of antibodies resulting from mycoplasma infections.

The Stat-Crit system for the rapid measurement of hematocrit levels in the blood continued to be a strong contributor to the Division's results despite the passage of the Clinical Laboratories Improvement Act legislation and the Act's subsequent impact on physician office testing.

Sales of the Clearview line of rapid diagnostic tests for chlamydia and group A streptococcus were also slowed by the Clinical Laboratories Improvement Act. However, this legislation had little impact on the Clearview hCG test product, which is used as an aid in the determination of pregnancy and which showed significant sales growth.

LAMBERT KAY DIVISION

Division sales again reached record levels. Lambert Kay housebreaking pads, slicker brushes, toys, and flea and tick products all registered gains. Sales of Lambert Kay products to pet stores grew significantly with the addition of a number of new products. The award winning line of Vermont Chewman toys, introduced last year, was enhanced with new bears, dinosaurs, ducks and bunnies in assorted colors. A new Tea Tree Oil Shampoo, made from the oil of the Melaleuca plant which deodorizes, moisturizes and conditions the dog's coat, met with excellent trade and consumer acceptance.

A new manufacturing facility for the production of grooming tools, choke chains and web leads was opened on April 14, 1993 in Winsted, Connecticut, a few miles from the former plant. This facility is the only plant in the United States that manufactures choke chains and grooming tools for pets. Using state-of-the-art systems, the facility is a model of environmentally sound manufacturing.

The Lassie line of products, manufactured for mass merchandisers, showed impressive sales growth due to new products and expanded distribution. New products in the Lassie line included a new Citrus Essence line which includes a flea shampoo, flea dip and flea spray. These products use essence of citrus fruits as the active ingredient and are regarded as being much safer than conventional insecticide products. Other new products include economy size housebreaking pads and a repellent that is designed to keep pets away from "forbidden" areas, both inside and outside of the house.

Both the Lambert Kay and Lassie lines benefited from more aggressive merchandising and promotion, including innovative point of sale displays.

The Division has shown consistent growth over the years, aided by the aggressive new products program. Last year, fully one third of Lambert Kay sales were in products or line extensions that were not marketed five years ago.

INTERNATIONAL DIVISION

The Division's sales advanced again this year when measured in local currencies but because of unfavorable fluctuations in foreign exchange rates declined when translated into U.S. dollars. Had exchange rates remained as in the prior year, international sales would have increased by 4%. Overall results were bolstered by strong gains in a number of markets including the United Kingdom, Italy and Australia, as well as Spain, where the new subsidiary operation, Icart, S.A. had its first year under Carter-Wallace management.

Consumer product sales advanced further in several areas. Our Pearl Drops brand continued to be the leader in a number of European markets and showed notable growth in the United Kingdom and Germany. Our dominant share of the OTC pregnancy test market was maintained in Canada and Mexico, while sales increases for our tests were achieved in Australia, United Kingdom and Germany. Our leading share in the topical analgesic market in Canada with Antiphlogistine Rub A-535 was strengthened further with the introduction of Ice and No Odor brand extensions and in Australia with the launch of a line of therapeutic bath additives under the Dencorub name. Trojan condoms continued to maintain a leading market share in both Canada and Mexico and was also launched during the year in Australia. In Italy, GranVista, a line of nonprescription reading glasses was successfully introduced in the pharmacy trade. Nair depilatories enjoyed a strong sales presence in the Middle East, particularly Saudi Arabia, and in Spain, Icart's Taky depilatories and Eudermin hand cream showed unit growth.

The health care and pharmaceutical segment of our business continues to be an important part of our business worldwide. Governmental efforts to reduce expenditures on healthcare by either limiting reimbursements or establishing ceiling prices had the effect of restricting prices and constricting demand. These governmental initiatives were reflected in somewhat lowered volumes of some of the products we offer in Canada, Mexico and France.

Professional diagnostic sales continued to show growth particularly in Italy and Mexico. A new and improved Automated Immunoassay System, the Gralis AT-2000 with updated software and reagent handling capabilities, was introduced in Italy along with a new generation system, the Gralis 4000, for large volume blood testing laboratories. Italy also launched a new line of allergy tests and a microbiology test system for determination of the identification and antibiotic sensitivity of pathogenic bacteria. A new infectious disease test technology for Rubella virus antibody has received favorable acceptance in Europe and emerging countries. France has successfully introduced two new and simple slide tests to aid in the diagnosis of streptococcal and staphylococcal infections.

RESEARCH AND DEVELOPMENT

Expenditures for research and development totaled $52,278,000 compared to $49,903,000 a year ago.

The New Drug Application ("NDA") for Felbatol, the trademark for felbamate, was approved by the FDA on July 29, 1993. Studies have been initiated in generalized epileptic seizures in adults and partial onset seizures in children to support expanded claims and an NDA for the Felbatol Chewable Tablet will be submitted to the FDA during spring, 1994.

Astelin (azelastine) and Astelin Nasal Spray NDA's for rhinitis were submitted to the FDA in March, 1991 and an NDA for asthma was submitted in December, 1992. In the spring of 1994, the Company received "non-approvable" letters from the FDA for Astelin nasal spray for allergic rhinitis and Astelin tablets for asthma. The Company is aware that it will receive a similar letter with respect to Astelin tablets for rhinitis. The Company is responding to these letters in writing. A meeting has been scheduled in July with the FDA to resolve any remaining issues after the Company's written responses. The Company is confident that these issues raised by the FDA are resolvable. Until the July meeting has occurred, the Company is unable to project when approval of these NDA's will occur.

During the fiscal year, development continued on taurolidine, an antitoxin for the treatment of sepsis.

D-23129 was accepted by Carter-Wallace as a development compound licensed from ASTA Pharma AG for the treatment of epilepsy. Discussions are under-
4
way for a joint development program leading to an Investigational New Drug (IND) application.

LICENSING

Early in fiscal 1993, Carter-Wallace signed an agreement with Schering-Plough Corporation. This agreement granted Schering-Plough exclusive marketing rights to Felbatol (felbamate) in all markets except the United States and its territories and possessions, Canada and Mexico. Schering-Plough began sales of felbamate under the Taloxa brand name in Argentina earlier this year. In March, the drug was recommended for approval by a majority of the members of the European Union (EU) Committee for Proprietary Medicinal Products. While each of the twelve member countries must issue local approvals, Schering-Plough anticipates the product will be available for physician use by most of the EU countries by the end of 1994.

Under the licensing agreement, Carter-Wallace received in April, 1992 an initial, non-refundable license payment of $10,000,000 and is to receive royalties, which could be significant, on net sales of its Felbatol compound in the territory covered by the license. Separately, Schering-Plough and Carter-Wallace agreed that under certain circumstances, they will put into effect a co-promotional arrangement with respect to a Schering-Plough pharmaceutical product to be determined in the future.

FACILITIES

After several years of revising lines for new product introductions, upgrading existing facilities and consolidating selected distribution and warehouse arrangements, last year was a time of relative inactivity in major capital facilities programs.

At Humacao, Puerto Rico, the 14,000 square foot addition to the Company's existing pharmaceutical plant is complete. As a result of the relocation of offices and selected activities, minor renovations to the existing plant are underway and should be complete this summer.

At Trenton, New Jersey, a number of significant facilities upgrade projects are underway and are expected to continue through the coming year.

REGULATORY MATTERS

In connection with the Food and Drug Administration Drug Efficacy Study Implementation program, the FDA granted the Company a hearing on the FDA's order proposing to withdraw approval of the New Drug Application for Deprol. The hearing has been completed and the FDA's Administrative Law Judge ruled that the New Drug Application for Deprol should be withdrawn. The Company appealed this decision to the Commissioner of Food and Drugs. The decision was sustained by the Commissioner. Approval of the New Drug Application for Deprol was withdrawn effective April 29, 1994.

The FDA has initiated review of the safety and efficacy of the Organidin products. An FDA Advisory Committee recommended on March 23, 1992 that the products remain on the market pending further FDA review, that certain changes in the products' labeling be made and that doctors be appropriately notified of these labeling changes. The Company implemented these FDA Advisory Committee recommendations and is developing additional data in support of the safety and efficacy of the products.

On April 22, 1993, the Company received a letter from the FDA requesting that the Company discontinue the marketing of its Organidin family of products. On May 13, 1993, the Company met with the FDA to discuss this matter. The Company has replied to the FDA letter and is awaiting further response from the FDA. For further information about this matter, refer to Note 15 "Regulatory Matters" of Notes to the Consolidated Financial Statements on page 25.

LITIGATION

The EPA advised Carter-Wallace, Inc., the Coca-Cola Company, Millipore Corporation, Minnesota Mining and Manufacturing Company, The Nestle Company, Inc. and Owens-Illinois, Inc. (The "Corporations"), as well as over 200 other companies, in 1982 that they may be responsible parties with respect to waste deposited at the Lone Pine Landfill in Freehold, N.J. Although the Corporations have conducted scientific studies which have shown that the Landfill is not a current threat to area drinking water supplies or aquatic life in the Manasquan River, the EPA continues to demand that the Corporations and other companies conduct a clean-up of the Landfill. The Company and over 115 other companies, without admitting liability, have entered into two consent decrees with EPA agreeing to conduct a clean-up of the Lone Pine Landfill and the clean-up is in progress. In August, 1989, the Company instituted suit in

New Jersey state court against twenty-two insurers to recover, inter alia, the Company's share of cleanup costs at Lone Pine. The Company has reached settlements in this case and has obtained a liability verdict against the only nonsettling insurer which should result in the Company being fully reimbursed for its share of the currently estimated cleanup costs at Lone Pine.

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May, 1991, EPA issued special notice letters under the Comprehensive Environmental Response, Compensation and Liability Act to Lambert Kay and about 50 other potentially responsible parties ("PRPs") notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September, 1991 and in February, 1994, the Company and 21 other PRPs, without admitting liability, entered consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site, including the remedial investigation and feasibility study and to reimburse EPA for certain costs. Based on preliminary information from the investigation work (which is not completed), the total cost for performing the current and future cleanup work at Barkhamsted, including the investigation work, is estimated to be $30-40 million. Although applicable environmental law provides for joint and several liability for the cost of cleanup work, the Company believes, based on present estimates, that substantially all of the cleanup costs will be paid by other PRPs.

PEOPLE

We are pleased that George H. Ohye has rejoined Carter-Wallace as Corporate Vice President, Compliance and Regulatory. From 1961 to 1969, Mr. Ohye was with our Wallace Laboratories Division, holding a series of pharmaceutical research and regulatory positions, including Assistant Director, New Products Development. Since 1969, he has held a variety of progressively senior positions in regulatory affairs with Merrell National Laboratories, Bristol-Myers Squibb Co., and Johnson & Johnson.

Joseph S. Harun, M.D., Vice President, Medical and Scientific Affairs, Carter-Wallace, Inc., retired in May, 1994. Dr. Harun has made significant contributions to the Company throughout his 23 years of service and we are pleased that he will continue as Chairman of our Scientific Advisory Board.

George C. Finlay, President of Carter Products, Canada, retired after 28 years of service. Mr. Finlay has made numerous contributions to the growth of the Company's marketing and operations during his career with Carter-Wallace.

Gregory J. Drohan was appointed President, Carter Products, Canada, succeeding George C. Finlay. Mr. Drohan was formerly Vice President, Marketing and Sales for Carter Products, Canada.

We sincerely regret the passing of Dr. Sheldon M. Wolff, M.D., who had been a distinguished member of our Scientific Advisory Board for more than ten years. Dr. Wolff was the Physician-in-Chief, New England Medical Center, Endicott Professor and Chairman, Department of Medicine, Tufts University, School of Medicine. His advice and counsel will be greatly missed.

                               ,       ,       ,

We are grateful for the ongoing trust and confidence of the consumers and professionals who use our products and for the continued strong support of our shareholders and our suppliers. We thank them for their interest and confidence in Carter-Wallace.

Henry H. Hoyt, Jr.,
Chairman of the Board and
Chief Executive Officer

Daniel J. Black,
President and
Chief Operating Officer

                                                                    June 6, 1994

Carter-Wallace, Inc. and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

- - --------------------------------------------------------------------------------

                                                                    YEARS ENDED MARCH 31,
                                               ----------------------------------------------------------------
                                                 1994          1993          1992          1991          1990
                                               ----------------------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA)
OPERATIONS
  Net sales                                    $664,789      $653,511      $673,390      $634,890      $555,149
  Net earnings before the cumulative
     effect of accounting changes                26,609        47,200(a)     45,740(b)     51,750        50,274
  Net earnings (loss)                           (20,030)       47,200(a)     45,740(b)     51,750        50,274
  Net earnings per share before the
     cumulative effect of accounting
     changes                                        .58          1.03(a)       1.00(b)       1.12          1.10
  Net earnings (loss) per average share
     of common stock outstanding (c)               (.44)         1.03(a)       1.00(b)       1.12          1.10
  Dividends per share (c)                           .33           .33           .33           .30           .26
  Average common shares outstanding (c)          45,900        45,786        45,783        46,029        45,693
FINANCIAL POSITION
  Working capital(d)                           $185,159      $184,175      $170,279      $151,735      $184,665
  Net property, plant and equipment             157,059       150,070       142,854       136,345       123,626
  Total assets(d)                               628,562       595,550       577,181       557,301       510,524
  Long-term debt                                  9,309        13,184        14,927        16,576        20,788
  Stockholders' equity(d)                       393,508       429,161       407,261       380,630       343,522
OTHER DATA
  Capital expenditures                         $ 24,305      $ 25,500      $ 22,313      $ 18,735      $ 34,915
  Book value per share (c)(d)                      8.54          9.37          8.89          8.31          7.47
  Number of employees                             4,060         4,020         4,170         4,270         4,110


(a) Includes income of $10,000 before taxes, or $6,000 after taxes ($.13 per share) related to a licensing agreement with Schering-Plough Corporation granting exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol (felbamate).

(b) Includes a one-time charge against earnings of $12,400 before taxes, or $8,400 after taxes ($.18 per share) related to the discontinuance of the Answer self-monitoring blood glucose system.

(c) Reflects a three-for-one stock split in April, 1992.

(d) Prior year amounts were restated to reflect the change in accounting for income taxes.

             ------------------------------------------------------

                         QUARTERLY DATA ON COMMON STOCK

             The high and low selling prices of the Company's common stock, principally traded on the New York Stock Exchange (symbol CAR), for the two most recent fiscal years were as follows:

                                       FISCAL YEARS ENDED MARCH 31
                           ----------------------------------------------------
                                     1994                        1993
                            ----------------------      ----------------------
   QUARTER ENDED              HIGH          LOW           HIGH          LOW
                           -----------  -----------    -----------  -----------
June 30                         30 3/8       23 7/8         33 1/2       22 7/8
September 30                    33 3/4       26 1/4         31 1/8       24 7/8
December 31                     32 7/8       20 1/8         40 3/8       22 5/8
March 31                        26 3/8       19 7/8         36 5/8       22 7/8

             A dividend of $.08 1/3 per share was declared in all four quarters of 1994 and 1993.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

- - --------------------------------------------------------------------------------
NET SALES AND EARNINGS

Net earnings before the cumulative effect of the accounting changes for the year were $26,609,000 or $.58 a share, compared to earnings of $47,200,000 or $1.03 a share last year. Consolidated net loss after the cumulative effect of the accounting changes in 1994 was $20,030,000 or $.44 a share. See Note 8 "Postretirement Benefits Other Than Pensions and Postemployment Benefits" of Notes to the Consolidated Financial Statements on page 21 for discussion of the accounting changes.

Net sales in 1994 were $664,789,000, an increase of $11,278,000 or 2% from 1993.
This increase was due to higher sales in the Health Care segment. Domestic sales increased 4% and foreign sales decreased 6% from the prior year. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $16,300,000. Without the negative foreign exchange effect, foreign sales would have increased by 4%.

Consumer Products sales decreased 1% in 1994 due to the negative effect of foreign exchange rates. Without the effect of foreign exchange rates, Consumer Products sales would have increased 1%. Factory sales of worldwide anti-perspirant and deodorant products were $124,547,000 in 1994, or 3% lower than the $128,321,000 sales level in 1993.

Health Care sales were 6% higher than the prior year due to selling price increases in the Health Care segment which were implemented in the prior year. The timing and amount of future price increases in the Health Care segment may be negatively influenced by competitive pressures and the possibility of government regulation. Unit volume declined slightly in the Health Care segment from the prior year. Included in Health Care unit volume were greater than planned introductory sales of Felbatol (felbamate) which the Company began marketing in August, 1993 and higher sales of Organidin products. The unit volume gain in Organidin products was due primarily to a decline in sales of competitive products. The Company is unable to determine whether such reduced sales of competitive products will continue. A reversal of this trend, depending on its magnitude, could have a material adverse effect on results of operations. Sales of Organidin products represented approximately 11% of consolidated sales in the fiscal 1994 period compared to 7% in the fiscal 1993 period. The Company's 1994 net earnings were substantially favorably impacted by the increase in sales of Organidin products. Sales of other pharmaceutical products in the Health Care segment continue to be adversely impacted by generic erosion.

Net sales in 1993 were $653,511,000, a decrease of $19,879,000 or 3% from 1992.
This decline was due to lower sales in the Health Care segment partly offset by increased sales in the Consumer Products segment. Domestic sales decreased 4% and foreign sales decreased 1% from the prior year. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $3,400,000.

Consumer Products sales increased 2% in 1993 due to selling price increases. Factory sales of anti-perspirant and deodorant products were $128,321,000 in 1993, or 2% lower than the $131,053,000 sales level in 1992.

In 1993, Health Care sales were 9% lower than the prior year due to reduced unit volume partially offset by selling price increases. The decline in unit volume was a result of the continuing adverse effect of generic competition on pharmaceutical products.

Included in earnings in 1993 is an initial, non-refundable payment of $10,000,000 before taxes or $6,000,000 after taxes ($.13 per share) related to a licensing agreement with Schering-Plough Corporation. This agreement grants Schering-Plough exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol, a promising compound for the treatment of seizures associated with epilepsy.

During 1993, the Company incurred costs of $14,800,000 before taxes or $8,880,000 after taxes ($.19 per share) related to pre-launch activity, exclusive of research and development, for Felbatol. This compares to pre-launch spending in 1992 of $4,300,000 before taxes or $2,580,000 after taxes ($.06 per share). The fourth quarter of 1993 included pre-launch costs of $9,200,000 before taxes or $5,520,000 after taxes ($.12 per share) which compares to $3,300,000 before taxes or $1,980,000 after taxes ($.04 per share) in the fourth quarter of 1992.

INTEREST INCOME

The average interest bearing investment, principally government securities and certificates of deposit, and average yields were:

                                  IN THOUSANDS
                         ------------------------------
                           1994       1993       1992
                         --------   --------   --------
Average investment       $ 41,000   $ 45,900   $ 40,900
Interest income          $  2,339   $  2,989   $  3,190
Yield                        5.7%       6.5%       7.8%

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- - --------------------------------------------------------------------------------
COST AND EXPENSES

Cost of goods sold as a percentage of net sales was 35.0% in 1994, 34.2% in 1993, and 32.8% in 1992. The increase in 1994 and 1993 was due primarily to changes in product mix. Throughout this period, the Company has minimized the effects of higher costs by selective price increases and cost control measures.

Advertising, marketing and other selling expenses increased 7% in 1994 and decreased 1% in 1993. The increase in 1994 was due to higher advertising and promotional support of products in both business segments. In 1994, Felbatol (felbamate) was supported by substantial introductory spending levels. The higher level of spending in the Consumer Products segment is primarily a result of the marketing support for line extensions of anti-perspirant and deodorant products.

Research and development expenses increased 5% in 1994 and decreased 4% in 1993. Research spending, most of which was in the Health Care segment, was principally related to Felbatol for the treatment of seizures associated with epilepsy and Astelin (azelastine) for rhinitis and asthma. The decline in 1993 was due primarily to the reorganization of the Consumer Products research program as well as the completion of clinical studies necessary for the submission of the NDA for Felbatol.

General and administrative expenses increased by 4% in 1994 and 6% in 1993. The increase in 1994 is primarily due to increased compensation including a higher charge for postretirement benefit expense. The increase in 1993 included a provision for loss of $1,200,000 before taxes related to trade receivables from Phar-Mor, Inc., a drugstore chain which filed for bankruptcy.

Interest expense decreased in 1993 as a result of a reduced level of borrowings.

In 1994, the Company adjusted its net deferred tax asset to reflect the recently enacted change in federal corporate income tax rates. As a result, the provision for income taxes in the fiscal 1994 period includes a one-time credit of $815,000 or $.02 per share as required by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". The effect of the tax law change on the current provision for income taxes was not significant. Excluding the effect of this one-time adjustment of deferred taxes, the estimated annual effective consolidated income tax rate on operations in the fiscal 1994 period was 31%, the same as the fiscal 1993 consolidated income tax rate.

The consolidated income tax rate was 31% in 1993 and 32% in 1992. The decline in 1993 was due to increased utilization of foreign tax credits and a change in the mix of income partially offset by lower Puerto Rico tax benefits.

LICENSING ARRANGEMENT

In April 1992, Carter-Wallace entered into a licensing agreement with Schering-Plough Corporation, granting Schering-Plough exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol. Under the licensing agreement, Carter-Wallace received in April, 1992 an initial, non-refundable license payment of $10,000,000 and is to receive royalties, which could be significant, on net sales of its Felbatol compound in the territory covered by the license.

Separately, Schering-Plough and Carter-Wallace agreed that, under certain circumstances, they will put into effect a co-promotional arrangement with respect to a Schering-Plough pharmaceutical product to be determined in the future. This agreement will permit Carter-Wallace to receive fees for services and additional remuneration attributable to growth in sales of such product, which, in total, may be significant to the Company.

REGULATORY MATTERS

The Food and Drug Administration ("FDA") has initiated review of the safety and efficacy of the Organidin brand of expectorant/mucolytic products. An FDA Advisory Committee recommended on March 23, 1992, that the products remain on the market pending further FDA review, that certain changes in the products' labeling be made and that doctors be appropriately notified of these labeling changes. The Company implemented these FDA Advisory Committee recommendations and is developing additional data in support of the safety and efficacy of the products.

On April 22, 1993, the Company received a letter from the FDA requesting that the Company discontinue the marketing of its Organidin products. On May 13, 1993, the Company met with the FDA to discuss this matter. The Company has replied to the FDA letter and is awaiting further response from the FDA.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- - --------------------------------------------------------------------------------
If the Company and the FDA fail to reach an agreement, the Company may be required to restrict or possibly discontinue the marketing of the Organidin products. Any substantial reduction in Organidin product sales or the discontinuance of marketing of the Organidin products as a result of the FDA determination would not have a material adverse effect on the Company's financial position, but would have a material adverse effect on results of operations since, although the products approximate only 11% of consolidated sales, they represent a significantly greater portion of the Company's profits.
In addition, the Company would incur at that time a material one-time charge to earnings.

ENVIRONMENTAL MATTER

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May, 1991, EPA issued special notice letters under the Comprehensive Environmental Response, Compensation and Liability Act to Lambert Kay and about 50 other potentially responsible parties ("PRPs") notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September, 1991 and in February, 1994, the Company and 21 other PRPs, without admitting liability, entered consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site, including the remedial investigation and feasibility study and to reimburse EPA for certain costs. Based on preliminary information from the investigation work (which is not completed), the total cost for performing the current and future cleanup work at Barkhamsted, including the investigation work, is estimated to be $30-40 million. Although applicable environmental law provides for joint and several liability for the cost of cleanup work, the Company believes, based on present estimates, that substantially all of the cleanup costs will be paid by other PRPs. The Company believes, based upon the information available at this time, that the matter discussed above will not have a material effect on its financial position.

LIQUIDITY

Funds provided from operations and the Company's short-term investments and cash equivalents are the main source for financing working capital requirements, additions to property, plant and equipment, the payment of dividends and the purchases of treasury stock. External borrowings are incurred as needed to satisfy cash requirements relating to seasonal business fluctuations and to finance major facility expansion programs and major acquisitions.

At March 31, 1994, the Company had available various bank credit lines amounting to $149,400,000, consisting of $140,000,000 in domestic credit lines and $9,400,000 for foreign borrowings. The domestic lines are made up of a $75,000,000 revolving credit facility expiring in September, 1996 and in $65,000,000 in uncommitted credit lines from various banks.

The decrease in accounts receivable in 1994 is primarily due to the timing of sales and collections.

During 1993, the Company established inventory levels sufficient to support the launch in 1994 of Felbatol.

The provision for the discontinuance of the Answer self-monitoring blood glucose system of $12,400,000 before taxes, included $9,460,000 which did not require a cash outlay during the year ended March 31, 1992. This amount consists principally of a write-off of loans, investments and certain other assets which did not require the future outlay of cash.

CAPITAL RESOURCES

During the past three years, the Company has continued to upgrade its manufacturing operations. Capital expenditures were $24,300,000 in 1994, $25,500,000 in 1993 and $22,300,000 in 1992.

                        DESCRIPTION OF BUSINESS SEGMENTS

- - --------------------------------------------------------------------------------
The Company is engaged in the manufacture and sale of a diversified line of products in the Consumer Products and Health Care business segments described below:

CONSUMER PRODUCTS
These products are promoted directly to the consumer by television and other advertising media and are sold to wholesalers and various retailers. They are manufactured and sold domestically by our consumer products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

ANTI-PERSPIRANTS AND DEODORANTS
* Arrid Extra Dry and Arrid XX
* Lady's Choice

OTHER CONSUMER PRODUCTS
* Answer and First Response at-home pregnancy and ovulation test kits
* Carter's laxative
* H-R lubricating jelly
* Nair depilatories and waxes
* Pearl Drops whitening toothpolish and whitening toothpaste
* Rigident denture adhesive
* Trojan, Class Act, Mentor and Naturalamb condoms

* Color Guard flea and tick collars
* Fresh 'N Clean grooming products,
     stain and odor remover and puppy housebreaking pads
* Lassie and Tiny Tiger pet product lines
* Linatone food supplement
* Twinco chains
* Vermont Chewman pet chew toys
* X-O-Trol flea and tick household and dog sprays and household foggers

HEALTH CARE
Health care products are promoted primarily to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold domestically by our professional products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Felbatol for the treatment of seizures associated with epilepsy
* Organidin brand of expectorant/mucolytics
* Ryna line of cough/cold products
* Soma brand muscle relaxants
* Butisol sedative hypnotic
* Depen penicillamine for severe rheumatoid arthritis
* Doral sedative hypnotic
* Lufyllin xanthine bronchodilator
* Maltsupex laxative
* VoSoL topical antibacterial and anti-fungal agent

* Clearview product line of rapid tests for the determination of pregnancy, group A streptococcus and chlamydia
* Isostat product line to aid in the detection of micro-organisms in blood
* Mono-Test and Mono-Latex for the detection of mononucleosis
* Rheumaton and Rheumatex for the detection of rheumatoid factor
* Stat-Crit, a portable instrument for use in measuring blood hematocrit levels
* Streptozyme for the detection of streptococcal antibodies
* Zeus Scientific line of immunofluorescent and ELISA test systems for the detection of autoimmune, viral and bacterial diseases including Lyme disease
                           --------------------------
INTERNATIONAL PRODUCT LINES
In addition to many of the products listed above, the Company sells the following products exclusively in certain International markets:

CONSUMER PRODUCTS

* Cerox adhesive tapes and bandages

* Confidelle, Discover and Gravix at-home pregnancy test kits

* Cossack line of men's grooming products

* Dentovax line of oral hygiene products

* Eudermin line of skin care and toiletry products

* GranVista non-prescription eyeglasses

* Poupina line of skin care and toiletry products

* Rilacrin hair lotion

* Taky depilatories and waxes

HEALTH CARE
* Antiphlogistine Rub A-535 and Dencorub topical analgesics
* Atasol analgesic/antipyretic
* Bentasil medicated throat lozenges
* Cerulisina otic solution
* Colfur antidiarrheal
* Diovol antacid products
* Gravol antinauseant
* Jordan toothbrushes
* Maltlevol and Pangavit vitamin supplements
* Ovol antiflatulent
* Sterimar nasal decongestant

Carter-Wallace, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS
                           AT MARCH 31, 1994 AND 1993

ASSETS                                                                      1994                1993*
- - ---------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                               $ 23,311,000         $  8,231,000
Short-term investments, principally government securities and
  certificates of deposit                                                 32,883,000           28,207,000
Accounts receivable-trade, less allowances of
  $5,955,000 in 1994 and $5,639,000 in 1993                              112,367,000          134,786,000
Other receivables                                                          4,703,000            4,627,000
Inventories
  Finished goods                                                          60,515,000           52,835,000
  Work in process                                                         22,121,000           22,520,000
  Raw materials and supplies                                              39,553,000           39,085,000
                                                                        ------------         ------------
                                                                         122,189,000          114,440,000
                                                                        ------------         ------------
Prepaid expenses, deferred taxes and other current assets                 19,973,000           22,507,000
                                                                        ------------         ------------
TOTAL CURRENT ASSETS                                                     315,426,000          312,798,000
                                                                        ------------         ------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land                                                                     3,544,000            3,407,000
  Buildings and improvements                                             108,033,000          103,995,000
  Machinery, equipment and fixtures                                      142,354,000          131,199,000
  Leasehold improvements                                                  25,109,000           24,766,000
                                                                        ------------         ------------
                                                                         279,040,000          263,367,000
  Accumulated depreciation and amortization                              121,981,000          113,297,000
                                                                        ------------         ------------
                                                                         157,059,000          150,070,000
                                                                        ------------         ------------
INTANGIBLE ASSETS
  Excess of purchase price of businesses acquired over the
     net assets at date of acquisition, less amortization                 68,292,000           69,842,000
  Patents, trademarks, contracts and formulae, less
     amortization                                                         41,921,000           47,390,000
                                                                        ------------         ------------
                                                                         110,213,000          117,232,000
                                                                        ------------         ------------
DEFERRED TAXES AND OTHER ASSETS                                           45,864,000           15,450,000
                                                                        ------------         ------------
                                                                        $628,562,000         $595,550,000
                                                                        ------------         ------------
                                                                        ------------         ------------

See accompanying notes to consolidated financial statements.
*Restated to reflect the change in accounting for income taxes.

             LIABILITIES AND STOCKHOLDERS' EQUITY                           1994                1993*
- - ---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                        $ 27,844,000         $ 32,866,000
Accrued expenses                                                          72,041,000           67,285,000
Notes payable                                                              5,709,000            1,950,000
Taxes on income                                                           24,673,000           26,522,000
                                                                        ------------         ------------
TOTAL CURRENT LIABILITIES                                                130,267,000          128,623,000
                                                                        ------------         ------------
LONG-TERM LIABILITIES
Long-term debt                                                             9,309,000           13,184,000
Deferred compensation                                                      7,661,000            7,751,000
Accrued postretirement benefit obligation                                 71,804,000              --
Other long-term liabilities                                               16,013,000           16,831,000
                                                                        ------------         ------------
TOTAL LONG-TERM LIABILITIES                                              104,787,000           37,766,000
                                                                        ------------         ------------
STOCKHOLDERS' EQUITY
Preferred stock, authorized 1,000,000 shares,
  without par value; issued--none
Common stock, authorized 80,000,000 shares,
  par value $1 per share; issued 34,432,000
  shares in 1994 and 34,373,000 shares in 1993                            34,432,000           34,373,000
Class B common stock, authorized 13,056,800 shares, par
  value $1 per share; issued 12,773,000 shares in 1994
  and 12,832,000 in 1993                                                  12,773,000           12,832,000
Capital in excess of par value                                             1,972,000              637,000
Retained earnings                                                        380,047,000          415,369,000
                                                                        ------------         ------------
                                                                         429,224,000          463,211,000
Less:
  Equity adjustment from foreign currency translation                     20,404,000           14,739,000
  Treasury stock at cost--981,900 common and 153,600
     Class B common shares in 1994 and 1,267,800 common
     and 153,600 Class B common shares in 1993                            15,312,000           19,311,000
                                                                        ------------         ------------
TOTAL STOCKHOLDERS' EQUITY                                               393,508,000          429,161,000
                                                                        ------------         ------------
                                                                        $628,562,000         $595,550,000
                                                                        ------------         ------------
                                                                        ------------         ------------

Carter-Wallace, Inc. and Subsidiaries

                           CONSOLIDATED STATEMENTS OF
                           EARNINGS AND RETAINED EARNINGS

                           THREE YEARS ENDED MARCH 31, 1994

                                                                 1994             1993             1992
- - -----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS
Revenues:
  Net sales                                                  $664,789,000     $653,511,000     $673,390,000
  Income from licensing agreement                                 --            10,000,000               --
  Interest income                                               2,339,000        2,989,000        3,190,000
  Royalty and other income                                      3,135,000        2,698,000        4,559,000
                                                             ------------     ------------     ------------
                                                              670,263,000      669,198,000      681,139,000
                                                             ------------     ------------     ------------
Cost and Expenses:
  Cost of goods sold                                          232,560,000      223,358,000      221,206,000
  Advertising and promotion                                   128,917,000      114,932,000      119,159,000
  Marketing and other selling                                 133,765,000      129,763,000      127,907,000
  Research and development                                     52,278,000       49,903,000       51,955,000
  General and administrative                                   76,937,000       74,125,000       70,025,000
  Provision for loss on discontinuance of the
     Answer blood glucose system                                  --                    --       12,400,000
  Interest                                                      1,976,000        1,789,000        3,370,000
  Other                                                         6,448,000        6,922,000        7,852,000
                                                             ------------     ------------     ------------
                                                              632,881,000      600,792,000      613,874,000
                                                             ------------     ------------     ------------
Earnings before taxes on income                                37,382,000       68,406,000       67,265,000
  Provision for taxes on income                                10,773,000       21,206,000       21,525,000
                                                             ------------     ------------     ------------
Net earnings before cumulative effect of accounting
  changes                                                      26,609,000       47,200,000       45,740,000
Cumulative effect of accounting changes, net of tax           (46,639,000)         --               --
                                                             ------------     ------------     ------------
Net earnings (loss)                                          $(20,030,000)    $ 47,200,000     $ 45,740,000
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------
Net earnings per average share of common stock before
  cumulative effect of accounting changes                    $        .58     $       1.03     $       1.00
Cumulative effect of accounting changes                             (1.02)         --               --
                                                             ------------     ------------     ------------
Net earnings (loss) per average share of common stock        $       (.44)    $       1.03     $       1.00
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Amount at beginning of year*                                 $415,369,000     $383,435,000     $372,745,000
Net earnings (loss)                                           (20,030,000)      47,200,000       45,740,000
                                                             ------------     ------------     ------------
                                                              395,339,000      430,635,000      418,485,000
Dividends--$.33 per share in 1994, 1993, and 1992             (15,292,000)     (15,256,000)     (14,956,000)
Three-for-one stock split in April, 1992                          --               --           (20,094,000)
Cost of treasury stock (over) market value at date of
  award or issuance                                               --               (10,000)         --
                                                             ------------     ------------     ------------
Amount at end of year                                        $380,047,000     $415,369,000     $383,435,000
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------

See accompanying notes to consolidated financial statements.
*Retained earnings in 1993 and 1992 were restated to reflect the change in accounting for income taxes.

                           CONSOLIDATED STATEMENTS OF
                           CASH FLOWS

                           THREE YEARS ENDED MARCH 31, 1994

                                                                 1994             1993             1992
- - -----------------------------------------------------------------------------------------------------------
Net earnings (loss)                                          $(20,030,000)    $ 47,200,000     $ 45,740,000
Adjustments to reconcile net earnings (loss) to cash
  flows
  provided by operating activities:
     Cumulative effect of accounting changes                   46,639,000          --               --
     Depreciation and amortization                             15,707,000       15,250,000       14,341,000
     Amortization of patents, trademarks, contracts and
     formulae                                                   9,720,000        8,623,000        8,255,000
     Amortization of excess purchase price of businesses
       acquired over the net assets at date of
       acquisition                                              2,015,000        1,968,000        1,912,000
     Provision for the loss on discontinuance of the
       Answer
       blood glucose system, net of cash payments                 --                    --        9,460,000
     Changes in assets and liabilities:
       Decrease (increase) in accounts and other
       receivables                                             19,548,000       (6,883,000)      (6,171,000)
       (Increase) in inventories                               (9,086,000)     (16,317,000)        (654,000)
       Decrease (increase) in prepaid expenses                  1,240,000        2,062,000       (4,887,000)
       (Decrease) increase in accounts payable and
       accrued expenses                                        (3,237,000)          61,000        4,301,000
       (Decrease) increase in deferred compensation               (28,000)         383,000          556,000
       Increase (decrease) in deferred taxes                    1,101,000         (488,000)      (1,495,000)
       Other changes                                             (566,000)      (4,469,000)      (4,286,000)
                                                             ------------     ------------     ------------
Cash flows provided by operating activities                    63,023,000       47,390,000       67,072,000
                                                             ------------     ------------     ------------
Cash flows used in investing activities:
  Additions to property, plant and equipment                  (24,305,000)     (25,500,000)     (22,313,000)
  Acquisition of Icart, S.A., net of cash received                --            (7,432,000)              --
  Acquisition of the Cossack product line                         --                    --       (4,236,000)
  Payments for the acquisition of other businesses and
     licensing agreements and loans                            (1,196,000)      (1,783,000)        (891,000)
  (Increase) in short-term investments                         (6,341,000)      (6,512,000)     (13,446,000)
  Other investing activities                                    1,078,000        3,994,000       (3,708,000)
                                                             ------------     ------------     ------------
Cash flows used in investing activities                       (30,764,000)     (37,233,000)     (44,594,000)
                                                             ------------     ------------     ------------
Cash flows used in financing activities:
  Dividends paid                                              (15,292,000)     (15,256,000)     (14,956,000)
  Increase in borrowings                                        1,343,000        1,783,000        4,830,000
  Payments of debt                                             (1,237,000)      (2,607,000)     (15,821,000)
  Purchase of treasury stock                                     (436,000)        (834,000)              --
                                                             ------------     ------------     ------------
Cash flows used in financing activities                       (15,622,000)     (16,914,000)     (25,947,000)
                                                             ------------     ------------     ------------
Effect of foreign exchange rate changes on cash
  and cash equivalents                                         (1,557,000)        (856,000)        (715,000)
                                                             ------------     ------------     ------------
Increase (decrease) in cash and cash equivalents             $ 15,080,000     $ (7,613,000)    $ (4,184,000)
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------

See accompanying notes to consolidated financial statements.

      Carter-Wallace, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- - --------------------------------------------------------------------------------

1. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Carter-Wallace, Inc. and all of its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated.

Cash Equivalents and Short-term Investments

Cash equivalents consist of certificates of deposit and other short-term securities with maturities of three months or less when purchased. Investments with a maturity of greater than three months but less than one year are classified as short-term investments. The carrying value of cash equivalents and short-term investments approximated fair value at March 31, 1994 and 1993.

Inventories

Inventories are valued at the lower of cost or market on the first-in, first-out
(FIFO) method, except for certain domestic inventories which are stated at cost on the last-in, first-out (LIFO) method.

Property, Plant and Equipment

Depreciation is provided over the estimated useful lives of the assets, principally using the straight line method. Leasehold improvements are amortized on a straight line basis over the life of the related asset or the life of the lease, whichever is shorter. Expenditures for renewals and betterments are capitalized. Upon sale or retirement of assets, the appropriate asset and related accumulated depreciation accounts are adjusted and the resultant gain or loss is reflected in earnings. Maintenance and repairs are charged to expense as incurred.

Intangible Assets

The excess of purchase price of businesses acquired over net assets at date of acquisition is being amortized over 40 years for amounts relating to acquisitions subsequent to October 31, 1970. The excess purchase price, $6,459,000 related to companies acquired prior to that date, is not being amortized. The cost of patents, formulae and contracts is amortized on a straight line basis over their legal or contractual lives. The cost of trademarks is being amortized over no longer than 40 years for amounts relating to acquisitions subsequent to October 31, 1970. Trademarks of $2,756,000 related to products acquired prior to that date are not being amortized.

Management reviews the carrying value of intangible assets and adjusts for any diminution in value.

Income Taxes

Deferred income taxes are determined using the liability method based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

Advertising and Marketing Costs

Advertising, promotion and other marketing costs are charged to earnings in the period in which they are incurred. Advertising costs relating to significant national introductions of products are accrued during the introductory period as sales are recognized.

Earnings per Common Share

Net earnings (loss) per share of common stock is based on the average number of common and Class B common shares outstanding during the year: 45,900,000 in 1994, 45,786,000 in 1993 and 45,783,000 in 1992. The average number of shares and all per share amounts reflect the three-for-one stock split in April 1992.

2. INVENTORIES

Approximately 14% of inventories are valued using the LIFO inventory method in both 1994 and 1993. If these inventories had been valued on the FIFO inventory method (which approximates current or replacement cost), total inventories would have been approximately $11,000,000 and $12,040,000 higher than reported at March 31, 1994 and 1993, respectively.

3. TAXES ON INCOME

The provision for taxes on earnings before the cumulative effect of accounting changes was as follows:

                                                     1994                   1993                   1992
                                                  -----------            -----------            -----------
Current:
     Domestic                                     $ 5,236,000            $15,774,000            $16,170,000
     Foreign                                        5,414,000              5,867,000              6,785,000
                                                  -----------            -----------            -----------
                                                   10,650,000             21,641,000             22,955,000
                                                  -----------            -----------            -----------
Deferred:
     Domestic                                         455,000               (363,000)            (1,510,000)
     Foreign                                         (332,000)               (72,000)                80,000
                                                  -----------            -----------            -----------
                                                      123,000               (435,000)            (1,430,000)
                                                  -----------            -----------            -----------
Total                                             $10,773,000            $21,206,000            $21,525,000
                                                  -----------            -----------            -----------
                                                  -----------            -----------            -----------
The components of income before taxes and the
cumulative effect of accounting changes were
as follows:
Domestic                                          $24,303,000            $53,103,000            $50,612,000
Foreign                                            13,079,000             15,303,000             16,653,000
                                                  -----------            -----------            -----------
Total                                             $37,382,000            $68,406,000            $67,265,000
                                                  -----------            -----------            -----------
                                                  -----------            -----------            -----------

It is anticipated that the undistributed earnings of the Company's Puerto Rican subsidiaries will be free of United States income taxes upon repatriation.

Deferred income taxes are provided for temporary differences between the book and tax bases of the Company's assets and liabilities. The temporary differences which give rise to deferred tax assets and liabilities at March 31 were as follows:

                                                                          1994                   1993
                                                                       -----------            -----------
Postretirement benefit plans                                           $27,304,000            $    --
Employee benefit plans                                                  11,453,000              8,237,000
Accrued liabilities                                                      8,008,000             10,057,000
Asset valuation accounts                                                 2,107,000              4,437,000
All other                                                                4,388,000                801,000
                                                                       -----------            -----------
     Total deferred tax assets                                          53,260,000             23,532,000
                                                                       -----------            -----------
Depreciation                                                            12,175,000             11,693,000
All other                                                                4,440,000              2,523,000
                                                                       -----------            -----------
     Total deferred tax liabilities                                     16,615,000             14,216,000
                                                                       -----------            -----------
Net deferred tax assets                                                $36,645,000            $ 9,316,000
                                                                       -----------            -----------

Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". This statement requires a change in the method of accounting for income taxes from the deferred method to the liability method.

The effect of adopting this statement was a one-time non-cash charge of $1,970,000 which was recognized on a restated basis in the year ended March 31, 1989. Accordingly, retained earnings as of March 31, 1989 through 1993 have been restated to reflect the adoption. In addition, as a result of the restatement of acquisitions made subsequent to March 31, 1989, intangible assets have been restated and reduced by $800,000.

During 1994, the enacted federal statutory tax rate increased from 34% to 35%. In accordance with SFAS No. 109, deferred income taxes were adjusted to reflect this change which resulted in a credit to the income tax provision of $815,000. The effect of the tax law change on the current provision was not significant.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes, based on the Company's history of prior and current operating earnings, that the Company will realize the benefits of the existing deferred tax assets.

The effective tax rate of the provision for taxes on earnings before the cumulative effect of accounting changes as compared with the U.S. Federal statutory income tax rate was as follows:

                                              1994                       1993                       1992
                                     ----------------------     ----------------------     ----------------------
                                                     % TO                       % TO                       % TO
                                         TAX        PRE-TAX         TAX        PRE-TAX         TAX        PRE-TAX
                                       AMOUNT       INCOME        AMOUNT       INCOME        AMOUNT       INCOME
                                     -----------    -------     -----------    -------     -----------    -------
Computed tax expense                 $13,084,000      35.0%     $23,258,000      34.0%     $22,870,000      34.0%
Puerto Rican income                   (2,855,000)     (7.6)      (2,786,000)     (4.1)      (3,749,000)     (5.6)
Foreign income taxed at a
  different
  effective rate                         315,000        .8       (1,476,000)     (2.2)         783,000       1.2
State income taxes, net of
  federal tax benefit                    878,000       2.4        2,141,000       3.1        1,790,000       2.7
Amortization of intangibles              839,000       2.2          781,000       1.2          844,000       1.2
Deferred tax adjustment due to
  federal tax rate change               (815,000)     (2.2)         --                         --
Other                                   (673,000)     (1.8)        (712,000)     (1.0)      (1,013,000)     (1.5)
                                     -----------    -------     -----------    -------     -----------      -----
                                     $10,773,000      28.8%     $21,206,000      31.0%     $21,525,000      32.0%
                                     -----------    -------     -----------    -------     -----------      -----
                                     -----------    -------     -----------    -------     -----------      -----

The U.S. Internal Revenue Service completed its examination of the Company's tax returns through the fiscal year 1989 resulting in no material impact on the Company.

4. FOREIGN OPERATIONS

Net current assets and net sales of the Company's foreign subsidiaries and branches operating outside of the United States, and the Company's equity in net assets and net earnings of such operations were:

                                                 1994                 1993                 1992
                                             ------------         ------------         ------------
          Net current assets                 $ 89,307,000         $ 88,063,000         $ 85,982,000
          Equity in net assets                 97,316,000           94,984,000           95,573,000
          Net sales                           159,454,000          169,032,000          170,464,000
          Net earnings                          7,997,000            9,508,000            9,788,000

The equity adjustment from foreign currency translation is comprised of the following:

                                                                      YEARS ENDED MARCH 31
                                                                 -------------------------------
                                                                    1994                1993
                                                                 -----------         -----------
          Opening balance                                        $14,739,000         $ 4,642,000
          Current year                                             5,665,000          10,097,000
                                                                 -----------         -----------
          Ending balance                                         $20,404,000         $14,739,000
                                                                 -----------         -----------
                                                                 -----------         -----------

5. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable consisting of borrowings from banks under available lines of credit were $1,834,000, $645,000 and $511,000 and the current portion of long-term debt was $3,875,000, $1,305,000 and $1,705,000 at March 31, 1994, 1993
and 1992, respectively. Data related to the amount of short-term borrowings outstanding during the year and related interest rates are not presented since they are immaterial.

The Company has available various bank credit lines amounting to $149,400,000 of which $140,000,000 is for domestic borrowings and $9,400,000 is for international borrowings. The availability of the lines of credit is subject to review by the banks involved. Commitment fees are immaterial.

Long-Term Debt

Long-term debt at March 31 is summarized below:

                                                                               1994              1993
                                                                            -----------       -----------
Connecticut Development Authority Industrial Development Bond, 6.75%
  payable October 1, 1998                                                   $ 4,300,000       $ 4,300,000
City of Decatur, Illinois adjustable rate Industrial Revenue Bond payable
  December 1, 2010                                                            3,000,000         3,000,000
Promissory Notes, 9.66%, payable no later than September 13, 1994             2,940,000         3,000,000
Promissory Notes, 7.96%, repaid in March, 1994                                  --                284,000
Unsecured Italian lira term loan, at a variable rate payable in semi-annual
  installments through July 1, 1995                                           1,111,000         1,963,000
New Jersey Economic Development Authority Bonds, 7 3/8%, payable in annual installments of $65,000 through 1999, and $70,000 through
  September 1, 2004                                                             740,000           805,000
Unsecured Italian lira term loan, 4.5%, payable in equal semi-annual installments
  from January 1, 1995 to July 1, 2003                                          682,000           610,000
Unsecured Italian lira term loan, 5.5%, payable in equal semi-annual installments
  through July 1, 1998                                                          407,000           514,000
Other                                                                             4,000            13,000
                                                                            -----------       -----------
                                                                             13,184,000        14,489,000
Less, current portion of long-term debt included in notes payable            (3,875,000)       (1,305,000)
                                                                            -----------       -----------
                                                                            $ 9,309,000       $13,184,000
                                                                            -----------       -----------
                                                                            -----------       -----------

Maturities of long-term debt for each of the four fiscal years 1996 through 1999 are $607,000, $242,000, $246,000 and $4,500,000, respectively.

Interest on the Decatur, Illinois Industrial Revenue Bond carries a rate of 72% of the prime rate (unless earlier converted to a fixed rate at the Company's option) through December, 1995, adjustable thereafter.

The Company issued promissory notes in connection with the acquisition of the net assets of Youngs Drug Products Corporation and affiliates. Prepayments of all or portions of the notes are required as certain contractual conditions are satisfied.

The Company's revolving credit facility and the Connecticut Development Authority Industrial Development Bond contain covenants which require that total long-term liabilities will not exceed 40% of total capitalization and that net worth, as defined, may not be less than $300,000,000.

The fair value of long-term debt, including current maturities was $13,543,000 at March 31, 1994 and $14,865,000 at March 31, 1993.

6. COMMON STOCK, CLASS B COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE

The Company has two classes of common stock with a par value of $1.00 per share. Class B common stock generally has ten votes per share on all matters and votes as a class with common stock which has one vote per share. The transfer of Class B common stock is restricted; however, Class B common stock is at all times convertible into shares of common stock on a share-for-share basis. Common stock and Class B common stock have identical rights with respect to cash dividends and upon liquidation.

Effective April 27, 1992, the Company's stockholders approved an amendment to the Certificate of Incorporation increasing the authorized common shares to 80,000,000 and Class B common shares to 13,056,800. The Company subsequently issued 22,815,000 shares of common stock and 8,655,000 shares of Class B common stock including 940,400 shares added to treasury stock in connection with a three-for-one stock split. At March 31, 1992, stockholders' equity reflects the three-for-one stock split effective April 27, 1992. All prior year per share information has been restated to reflect the stock split.

Activity for the years ended March 31, 1994, 1993 and 1992 was as follows:

                                                                               CLASS B           CAPITAL IN
                                                           COMMON              COMMON             EXCESS OF
                                                            STOCK               STOCK             PAR VALUE
                                                         -----------         -----------         -----------
Balance at March 31, 1991                                $11,325,000         $ 4,410,000         $11,328,000
Conversion of Class B common stock to Common stock            83,000             (83,000)            --
Cost of treasury stock under market value at date of
  award or issuance                                          --                  --                   48,000
Three-for-one stock split in April, 1992                  22,815,000           8,655,000         (11,376,000)
                                                         -----------         -----------         -----------
Balance at March 31, 1992                                 34,223,000          12,982,000             --
Conversion of Class B common stock to Common stock           150,000            (150,000)            --
Tax benefit on appreciation of restricted stock
  awards                                                     --                  --                  637,000
                                                         -----------         -----------         -----------
Balance at March 31, 1993                                 34,373,000          12,832,000             637,000
Conversion of Class B common stock to Common Stock            59,000             (59,000)            --
Tax benefit on appreciation of restricted stock
  awards                                                     --                  --                  845,000
Cost of treasury stock under market value at date of
  award or issuance                                          --                  --                  490,000
                                                         -----------         -----------         -----------
Balance at March 31, 1994                                $34,432,000         $12,773,000         $ 1,972,000
                                                         -----------         -----------         -----------
                                                         -----------         -----------         -----------

The tax benefit on the appreciation of restricted stock awards and the cost of treasury stock over or under the market value of the stock on the date of the award or issuance have been applied to capital in excess of par value. To the extent that charges from the cost of treasury stock over the market value at the date of the award exceed accumulated credits to capital in excess of par value in the prior years, the excess is charged to retained earnings.

7. RETIREMENT PLANS

The Company has several contributory and non-contributory pension plans in which substantially all employees with over one year of service participate. The Company's funding policy is to make annual contributions to these plans in amounts equal to the minimum required by applicable regulations. The plans' assets are invested primarily in common stocks and corporate and government bonds.

The pension expense for the years ended 1994, 1993 and 1992 included the following components:

                                                            1994                1993                1992
                                                         -----------         -----------         -----------
Service cost-benefits earned during the period           $ 7,416,000         $ 6,398,000         $ 5,610,000
Interest cost on projected benefit obligation             11,474,000          10,983,000          10,228,000
Actual return on assets                                  (16,799,000)        (15,149,000)        (30,834,000)
Net amortization and deferral                               (299,000)         (1,173,000)         15,632,000
                                                         -----------         -----------         -----------
     Total pension expense                               $ 1,792,000         $ 1,059,000         $   636,000
                                                         -----------         -----------         -----------
                                                         -----------         -----------         -----------

The following table sets forth the funded status of the plans at March 31, 1994 and 1993:

                                                                       PLANS IN WHICH
                                             ------------------------------------------------------------------
                                                     ASSETS EXCEED                         ACCUMULATED
                                                      ACCUMULATED                            BENEFITS
                                                       BENEFITS                           EXCEED ASSETS
                                             -----------------------------         ----------------------------
                                                 1994             1993                 1994            1993
                                             ------------     ------------         ------------     -----------
Actuarial present value of benefit
  obligations:
     Vested                                  $105,300,000     $ 95,876,000         $ 31,215,000     $22,283,000
     Nonvested                                  1,840,000        1,577,000              832,000         463,000
                                             ------------     ------------         ------------     -----------
Accumulated benefit obligation               $107,140,000     $ 97,453,000         $ 32,047,000     $22,746,000
                                             ------------     ------------         ------------     -----------
                                             ------------     ------------         ------------     -----------
Projected benefit obligation                 $127,785,000     $121,089,000         $ 45,196,000     $29,048,000
Plan assets at fair value                     156,792,000      154,127,000           23,603,000      17,694,000
                                             ------------     ------------         ------------     -----------
Plan assets in excess of (less than)
  projected
  benefit obligation                           29,007,000       33,038,000          (21,593,000)    (11,354,000)
Unrecognized net (gain) or loss                   (41,000)      (7,790,000)           3,854,000       1,141,000
Prior service not recognized in pension
  costs                                        (6,561,000)         131,000            7,524,000         522,000
Unrecognized net transition (asset)
  liability                                   (12,908,000)     (15,527,000)             262,000         478,000
Minimum liability adjustment                      --               --                  (374,000)        --
                                             ------------     ------------         ------------     -----------
Prepaid (accrued) pension costs recognized
  in the consolidated balance sheets         $  9,497,000     $  9,852,000         $(10,327,000)    $(9,213,000)
                                             ------------     ------------         ------------     -----------
                                             ------------     ------------         ------------     -----------

The principal assumptions used in determining 1994, 1993 and 1992 actuarial values were:

             Discount rate                                        7 - 9%
             Rate of increase in compensation levels              4 - 6%
             Expected long-term rate of return on plan assets.    8 -10%

Expense for the employee savings plan under which the Company matches the contributions of participating employees up to a designated level was $1,488,000, $1,340,000 and $1,384,000 in 1994, 1993 and 1992 respectively.

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS AND POSTEMPLOYMENT BENEFITS

The Company provides certain health care and life insurance benefits for retired employees. Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". SFAS No. 106 requires companies to accrue postretirement benefits during the years the employees render service until they attain full eligibility for those benefits. Previously, these costs were recognized as expense as the premiums were paid.

The cumulative effect of adopting SFAS No. 106 as of April 1, 1993, resulted in a pre-tax charge of $69,554,000 or $43,819,000 after taxes ($.96 per share). This non-cash charge represents the accumulated benefit obligation which the Company has elected to recognize immediately. The initial postretirement benefit obligation was subsequently reduced as a result of plan modifications made effective July 1, 1993. In accordance with SFAS No. 106, this reduction in the obligation is being amortized as a component of the net periodic postretirement benefit expense in current and future years. The effect of adopting SFAS No. 106 and the subsequent amendment of the plan increased 1994 postretirement benefit expense by approximately $2,500,000 before taxes or $1,700,000 after taxes ($.04 per share).

The components of the postretirement benefit expense for the year ended March 31, 1994 are:

               Service cost -- benefits earned during the year                $ 2,416,000
               Interest cost on accumulated postretirement benefit
                 obligation                                                     4,531,000
               Net amortization and deferral                                   (2,516,000)
                                                                              -----------
               Net periodic postretirement benefit expense                    $ 4,431,000
                                                                              -----------
                                                                              -----------

The following table sets forth the accumulated postretirement benefit obligation of the plans at March 31, 1994:

               Retirees                                                       $30,425,000
               Active participants eligible for retirement                     13,366,000
               Other active participants                                       18,020,000
                                                                              -----------
               Accumulated postretirement benefit obligation                   61,811,000
               Unrecognized net (loss)                                         (7,281,000)
               Unrecognized prior service credit                               17,274,000
                                                                              -----------
               Accrued postretirement benefit obligation                      $71,804,000
                                                                              -----------
                                                                              -----------

The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation is 15 percent for 1994 trending to 5 percent over a ten-year period. A one percent increase in the assumed respective annual medical cost trend rate would increase the accumulated postretirement benefit obligation by approximately $4,100,000 and the service and interest components of net postretirement benefit expense by $700,000.

Other principal actuarial assumptions used in determining the accumulated postretirement benefit obligation were:

               Discount rate                                                         7-9%
               Rate of increase in compensation levels                               4-6%

Effective April 1, 1993, the Company also adopted SFAS No. 112 "Employers' Accounting for Postemployment Benefits". SFAS No. 112 requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement. The cumulative effect of adopting SFAS No. 112 resulted in pre-tax charge of $4,700,000 or $2,820,000 after taxes ($.06 per share). Annual ongoing costs for these benefits related to the adoption of this statement are not material.

9. DEFERRED COMPENSATION

Under provisions of a deferred compensation plan, the Company may, at the discretion of the Board of Directors, award additional compensation to officers and employees whose regular compensation is $10,000 or more per year. The aggregate of such awards in any year may not exceed 7 1/2% of the bonus net income of the Company before any income taxes as determined by the Board of Directors, less 10% of capital employed in the business, as defined in the plan.

As to participants awarded more than $7,500, partial payment is made in the year of the grant, and the balance is payable with interest in ten annual installments starting after death, disability, retirement or discharge, or in reduced amounts after voluntary resignation. There were no awards made in 1994, 1993 and 1992 under the plan.

10. RESTRICTED STOCK AWARD PLAN

The plan as amended provides for awards of not more than 750,000 shares of common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization to key employees, to be issued either immediately after the award or at a future date. As a result of the three-for-one stock split in April 1992 and the issuance of the Class B common stock in 1987, the 750,000 shares of common stock provided for in the Plan has been adjusted to 3,593,154 shares. As provided in the Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of five years from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over a five year period commencing at the date of the award.

Award transactions for the past three years were:

                                                                         SHARES
                                                      ---------------------------------------------
                                                        1994              1993              1992
                                                      ---------         ---------         ---------
          Cumulative awards--beginning of year        3,384,227         3,314,685         1,091,207
          Adjustment for three-for-one stock split       --                --             2,182,414
          New awards                                     32,895            69,542            41,064
                                                      ---------         ---------         ---------
          Cumulative awards--end of year              3,417,122         3,384,227         3,314,685
                                                      ---------         ---------         ---------
                                                      ---------         ---------         ---------

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Included in total outstanding awards of 759,017 shares at March 31, 1994 are 623,198 shares to be issued at a future date no later than five years from the date of the award. For shares that have been issued, the market value at the date of the awards was $4,924,000, $250,000 and $252,000 in 1994, 1993, and 1992, respectively. The cost of treasury stock for these awards was $4,434,000, $260,000 and $204,000 in 1994, 1993 and 1992, respectively. The differences between the market value at the date of the awards and the cost of the treasury stock were included in capital in excess of par value or retained earnings.

11. ACQUISITION

In March, 1993, the Company acquired Icart, S.A. for approximately $8,300,000. Icart, S.A. manufactures and markets a line of depilatory products, hand and body creams and lotions, footcare products and other toiletries in Spain.

This acquisition is being accounted for by the purchase method and, accordingly, results of operations for Icart, S.A. are included in the Company's results of operations from the acquisition date. Pro forma results of operations are not presented since the effect would not be material.

12. BUSINESS SEGMENTS

Information on the Company's Business Segments is presented below--dollars in thousands. (See "Management's Discussion and Analysis of Results of Operations and Financial Condition" on page 8 and "Description of Business Segments" on page 11). Prior year identifiable asset information has been restated to reflect the change in accounting for income taxes.

Business Segments                                                              MARCH 31
                                                            ----------------------------------------------
                                                              1994               1993               1992
                                                            --------           --------           --------
Sales
  Health Care                                               $296,621           $281,036           $307,406
  Consumer
     Anti-Perspirants and Deodorants                         124,547            128,321            131,053
     Other Consumer Products                                 243,621            244,154            234,931
                                                            --------           --------           --------
  Consolidated                                              $664,789           $653,511           $673,390
                                                            --------           --------           --------
                                                            --------           --------           --------
Operating Profit
  Health Care                                               $ 37,223           $ 46,465           $ 69,098
  Consumer
     Anti-Perspirants and Deodorants                          (4,766)            (1,512)             1,206
     Other Consumer Products                                  53,473             58,292             50,587
  Income from licensing agreement                              --                10,000              --
  Provision for loss on discontinuance of
     the Answer blood glucose system                           --                 --               (12,400)
  Interest income net of interest (expense)                      363              1,200               (180)
  Other (expense) net of other income                         (6,614)            (7,039)            (4,914)
  General corporate expenses                                 (42,297)           (39,000)           (36,132)
                                                            --------           --------           --------
  Earnings before taxes on income                           $ 37,382           $ 68,406           $ 67,265
                                                            --------           --------           --------
                                                            --------           --------           --------
Identifiable Assets
  Health Care                                               $219,920           $241,819           $225,760
  Consumer
     Anti-Perspirants and Deodorants                          81,347             79,597             87,640
     Other Consumer Products                                 197,550            195,290            187,130
  Corporate Assets                                           129,745             78,844             76,651
                                                            --------           --------           --------
  Total Assets                                              $628,562           $595,550           $577,181
                                                            --------           --------           --------
                                                            --------           --------           --------
Depreciation and Amortization
  and Capital Expenditures
Depreciation and Amortization
  Health Care                                               $ 11,314           $ 10,228           $  9,610
  Consumer
     Anti-Perspirants and Deodorants                           3,764              3,656              3,485
     Other Consumer Products                                   6,908              7,095              6,572
                                                            --------           --------           --------
  Total Operating Segments                                  $ 21,986           $ 20,979           $ 19,667
                                                            --------           --------           --------
                                                            --------           --------           --------
Capital Expenditures
  Health Care                                               $  5,261           $ 12,373           $ 10,031
  Consumer
     Anti-Perspirants and Deodorants                           7,400              2,652              2,595
     Other Consumer Products                                   9,412              9,598              7,299
                                                            --------           --------           --------
  Total Operating Segments                                  $ 22,073           $ 24,623           $ 19,925
                                                            --------           --------           --------
                                                            --------           --------           --------
Geographic Areas
Sales
  U.S.A.                                                    $505,335           $484,479           $502,926
  Other North America                                         62,470             68,698             73,962
  Other Countries                                             96,984            100,334             96,502
                                                            --------           --------           --------
  Consolidated                                              $664,789           $653,511           $673,390
                                                            --------           --------           --------
                                                            --------           --------           --------

Business Segments Continued                                                    MARCH 31
                                                            ----------------------------------------------
                                                              1994               1993               1992
                                                            --------           --------           --------
Operating Profit
  U.S.A.                                                    $ 72,732           $ 87,870           $103,790
  Other North America                                          5,564              7,461              9,884
  Other Countries                                              7,634              7,914              7,217
  Income from licensing agreement                              --                10,000              --
  Provision for loss on discontinuance of
     the Answer blood glucose system                           --                 --               (12,400)
  Interest income net of interest (expense)                      363              1,200               (180)
  Other (expense) net of other income                         (6,614)            (7,039)            (4,914)
  General corporate expenses                                 (42,297)           (39,000)           (36,132)
                                                            --------           --------           --------
  Earnings before taxes on income                           $ 37,382           $ 68,406           $ 67,265
                                                            --------           --------           --------
                                                            --------           --------           --------
Identifiable Assets
  U.S.A.                                                    $384,413           $403,447           $375,945
  Other North America                                         40,608             45,578             48,130
  Other Countries                                             73,796             67,681             76,455
  Corporate Assets                                           129,745             78,844             76,651
                                                            --------           --------           --------
  Total Assets                                              $628,562           $595,550           $577,181
                                                            --------           --------           --------
                                                            --------           --------           --------

Corporate assets include principally cash and cash equivalents, short-term investments, miscellaneous receivables and other miscellaneous assets.

13. RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense, in thousands of dollars, for operating leases with a term greater than one year for 1994, 1993 and 1992 was as follows:

                            REAL PROPERTY
YEAR ENDED       REAL        SUB-RENTAL       NET REAL     EQUIPMENT
 MARCH 31      PROPERTY        INCOME         PROPERTY     AND OTHER
- - -----------    --------     -------------     --------     ---------
   1994         $8,322         $  (688)        $7,634       $ 7,250
   1993          8,809            (690)         8,119         7,051
   1992          9,401            (376)         9,025         8,542

Minimum rental commitments, in thousands of dollars, under non-cancellable leases in effect at March 31, 1994 were as follows:

  MINIMUM                                    CAPITAL
   RENTAL         REAL       EQUIPMENT        LEASE
COMMITMENTS     PROPERTY     AND OTHER     OBLIGATIONS
- - ------------    --------     ---------     -----------
    1995        $ 7,775       $ 1,281         $  52
    1996          7,291           703            47
    1997          6,508           236            44
    1998          6,665         --               25
    1999          6,665         --               17
 2000-2012       87,220         --               58
                                           -----------
                                                243
   Less interest and
     executory cost                             (59)
                                           -----------
    Present value of minimum lease
      payments (of which $34 is
   included in current liabilities)           $ 184
                                           -----------
                                           -----------

14. SUPPLEMENTAL FINANCIAL INFORMATION

The following is presented in support of balance sheet captions:

                                                                                       MARCH 31
                                                                              --------------------------
                                                                                1994              1993
                                                                              --------          --------
                                                                                (dollars in thousands)
Intangible Assets:
  Excess of purchase price of businesses acquired over the
    net assets at date of acquisition                                         $ 86,572          $ 86,106
  Trademarks                                                                    28,782            28,872
  Other                                                                         38,342            39,171
                                                                              --------          --------
                                                                               153,696           154,149
  Accumulated amortization                                                      43,483            36,917
                                                                              --------          --------
                                                                              $110,213          $117,232
                                                                              --------          --------
                                                                              --------          --------
Accounts Payable:
  Trade                                                                       $ 26,609          $ 31,444
  Other                                                                          1,235             1,422
                                                                              --------          --------
                                                                              $ 27,844          $ 32,866
                                                                              --------          --------
                                                                              --------          --------
Accrued Expenses:
  Salaries and wages                                                          $ 25,313          $ 23,127
  Advertising and promotion                                                     13,330            14,279
  Other                                                                         33,398            29,879
                                                                              --------          --------
                                                                              $ 72,041          $ 67,285
                                                                              --------          --------
                                                                              --------          --------

Income taxes paid were $11,004,000, $24,898,000 and $22,133,000 in 1994, 1993 and 1992, respectively. Interest paid was $1,617,000, $1,639,000 and $2,966,000 in 1994, 1993 and 1992, respectively.

15. REGULATORY MATTERS

Organidin

The Food and Drug Administration ("FDA") has initiated review of the safety and efficacy of the Organidin brand of expectorant/mucolytic products. An FDA Advisory Committee recommended on March 23, 1992, that the products remain on the market pending further FDA review, that certain changes in the products' labeling be made and that doctors be appropriately notified of these labeling changes. The Company implemented these FDA Advisory Committee recommendations and is developing additional data in support of the safety and efficacy of the products.

On April 22, 1993, the Company received a letter from the FDA requesting that the Company discontinue the marketing of its Organidin products. On May 13, 1993, the Company met with the FDA to discuss this matter. The Company has replied to the FDA letter and is awaiting further response from the FDA.

If the Company and the FDA fail to reach an agreement, the Company may be required to restrict or possibly discontinue the marketing of the Organidin products. Any substantial reduction in Organidin product sales or the discontinuance of marketing of the Organidin products as a result of the FDA determination would not have a material adverse effect on the Company's financial position, but would have a material adverse effect on results of operations since, although the products approximate only 11% of consolidated sales, they represent a significantly greater portion of the Company's profits. In addition, the Company would at that time incur a material one-time charge to earnings.

Deprol

In connection with the FDA Drug Efficacy Study Implementation (DESI) program the FDA granted the Company a hearing on the FDA's order proposing to withdraw approval of the New Drug Application for Deprol. The hearing has been completed and the FDA's Administrative Law Judge ruled that the New Drug Application for Deprol should be withdrawn. The Company appealed this decision to the Commissioner of Food and Drugs. On September 29, 1993, the decision was sustained by the Commissioner. The New Drug Application for Deprol was withdrawn effective April 29, 1994. Discontinuation of marketing of the product did not require material write-offs and will not have a material adverse effect on sales or earnings.

16. LITIGATION AND ENVIRONMENTAL MATTERS

The Company has been named a third party defendant in the case of the State of New Jersey, Department of Environmental Protection vs. the Lone Pine Landfill, et al. The third party complaint alleges that the Company, through certain waste haulers, deposited toxic substances at the Lone Pine Landfill in Freehold, New Jersey. This action has been stayed by the court. The United States Environmental Protection Agency ("EPA") has also advised the Company that it may be a "responsible party" with respect to a release or substantial threat of release of hazardous substances at the Lone Pine Landfill. To the best of the Company's knowledge, at the time of disposal, the Company disposed of its waste in a completely lawful manner.

Subsequently, certain categories of waste have been legislated to be hazardous under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Although several companies have conducted scientific studies which have shown that the landfill is not a current threat to area drinking water supplies or aquatic life in the Manasquan River the EPA continues to demand a clean-up be conducted of the landfill. The Company and over 115 other companies, without admitting liability, have entered into two consent decrees with EPA agreeing to conduct a clean-up of the Lone Pine Landfill and the clean-up is in progress. In August, 1989, the Company instituted suit in New Jersey state court against twenty-two insurers to recover, inter alia, the Company's share of cleanup costs at Lone Pine. The Company has reached settlements in this case and has obtained a liability verdict against the only nonsettling insurer which should result in the Company being fully reimbursed for its share of the currently estimated cleanup costs at Lone Pine.

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May, 1991, EPA issued special notice letters under the Comprehensive Environmental Response, Compensation and Liability Act to Lambert Kay and about 50 other potentially responsible parties ("PRPs") notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September, 1991 and in February, 1994, the Company and 21 other PRPs, without admitting liability, entered consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site, including the remedial investigation and feasibility study and to reimburse EPA for certain costs. Based on preliminary information from the investigation work (which is not completed), the total cost for performing the current and future cleanup work at Barkhamsted, including the investigation work, is estimated to be $30-40 million. Although applicable environmental law provides for joint and several liability for the cost of cleanup work, the Company believes, based on present estimates, that substantially all of the cleanup costs will be paid by other PRPs.

The Company believes, based upon the information available at this time, that the matters discussed above will not have a material effect on its financial position.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, gross margin, net earnings (loss) and earnings (loss) per share are set forth in the following table (dollars in thousands, except per share amounts).

                                                              QUARTER ENDED
                                             -----------------------------------------------
1994                                         JUNE 30      SEPT. 30     DEC. 31      MARCH 31       TOTAL YEAR
  Net Sales                                  $162,750     $150,266     $176,459     $175,314        $664,789
  Gross Margin                                106,396       95,698      119,361     110,774          432,229
  Net earnings before cumulative effect
     of accounting changes                      5,835        1,379       12,889       6,506           26,609
  Cumulative effect of accounting changes     (46,639)       --           --          --             (46,639)
  Net earnings (loss)                         (40,804)       1,379       12,889       6,506          (20,030)
  Earnings per share before cumulative
     effect of accounting changes                 .13          .03          .28         .14              .58
  Cumulative effect of accounting changes       (1.02)       --           --          --               (1.02)
  Earnings (loss) per share                      (.89)         .03          .28         .14             (.44)
1993
  Net Sales                                  $157,184     $167,326     $159,640     $169,361        $653,511
  Gross Margin                                104,265      109,126      105,385     111,377          430,153
  Net Earnings                                 16,023        9,968       13,353       7,856           47,200
  Earnings per share                              .35          .22          .29         .17             1.03

The quarter ended June 30, 1993 includes a one-time charge to earnings reflecting the adoption of SFAS No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions" of $43,819 after taxes or $.96 per share.

The quarter ended June 30, 1993 was restated to reflect the cumulative effect of the adoption of SFAS No. 112 "Employers' Accounting for Postemployment Benefits" resulting in a one-time charge to earnings of $2,820 after taxes or $.06 per share.

The quarter ended June 30, 1992 includes income of $10,000 before taxes or $6,000 after taxes ($.13 per share) related to a licensing agreement with Schering-Plough Corporation granting exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol (felbamate).

Refer to "Management's Discussion and Analysis of Results of Operations and Financial Condition" on page 8 for comments regarding pre-launch spending for Felbatol.

INDEPENDENT AUDITORS' REPORT

                                             CERTIFIED PUBLIC ACCOUNTANTS
KPMG Peat Marwick
                                             345 Park Avenue
                                             New York, NY 10154

The Board of Directors and Stockholders
Carter-Wallace, Inc.:

We have audited the accompanying consolidated balance sheets of Carter-Wallace, Inc. and subsidiaries as of March 31, 1994 and 1993 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended March 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter-Wallace, Inc. and subsidiaries as of March 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1994, in conformity with generally accepted accounting principles.

As discussed in notes 3 and 8 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statements No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", No. 109 "Accounting for Income Taxes" and No. 112 "Employers' Accounting for Postemployment Benefits" in 1994.

As discussed in Note 15 to the consolidated financial statements, the Company received a letter from the Food and Drug Administration (FDA) requesting the discontinuance of the marketing of its Organidin products. The Company met with the FDA, has replied to the letter and is awaiting further response from the FDA. The ultimate outcome of this matter cannot presently be determined. Accordingly, no provision for any liability that may result upon resolution has been recognized in the accompanying consolidated financial statements.

                                             KPMG Peat Marwick
June 6, 1994

Carter-Wallace, Inc. and Subsidiaries

BOARD OF DIRECTORS

Henry H. Hoyt, Jr.
Chairman and Chief Executive Officer

Daniel J. Black
President and Chief Operating Officer

David M. Baldwin
Chairman, David M. Baldwin Realty Company, Inc.

Dr. Richard L. Cruess
Dean, Faculty of Medicine, McGill University
Montreal, Quebec, Canada

Scott C. Hoyt
Vice President, New Products
Carter Products Division of the Company

Ralph Levine
Vice President, Secretary and General Counsel

Herbert M. Rinaldi
Partner
Carella, Byrne, Bain, Gilfillan, Cecchi, Stewart & Olstein

Paul A. Veteri
Vice President, Finance and Chief Financial Officer

SCIENTIFIC ADVISORY BOARD

Joseph S. Harun, M.D., Chairman
Former Vice President, Medical and Scientific Affairs
Carter-Wallace, Inc.

Paul Calabresi, M.D.
Professor and Chairman, Department of Medicine
Brown University
Providence, RI

Robert E. Canfield, M.D.
Irving Professor of Medicine and
Director, Irving Center for Clinical Research
Columbia University, College of Physicians and Surgeons
New York, NY

Noel Rose, M.D., Ph.D.
Professor and Chairman, Department of Immunology and Infectious Diseases
Johns Hopkins University, School of Hygiene and Public Health
Baltimore, MD

Morton K. Schwartz, Ph.D.
Chairman, Department of Clinical Chemistry
Memorial Sloan Kettering Cancer Center
New York, NY

EXECUTIVE OFFICERS
Henry H. Hoyt, Jr.
Chairman of the Board and Chief Executive Officer
Daniel J. Black
President and Chief Operating Officer
John Bridgen, Ph.D.
Vice President, Diagnostics, U.S.
Robert A. Cuthbert
Vice President, Pet Products, U.S.
Donald R. Daoust, Ph.D.
Vice President, Quality Control
Miguel Fernandez
Vice President, International
Peter J. Griffin
Vice President and Controller
John R. Hughes
Vice President, Consumer Products, U.S.
Michael J. Kopec
Vice President, Manufacturing
Ralph Levine
Vice President, Secretary and General Counsel
Thomas B. Moorhead
Vice President, Human Resources
George H. Ohye
Vice President, Compliance and Regulatory
Herbert Sosman
Vice President, Pharmaceuticals, U.S.
Donald J. Stack
Vice President, Taxes
C. Richard Stafford
Vice President, Corporate Development
Paul A. Veteri
Vice President, Finance and Chief Financial Officer
James L. Wagar
Vice President and Treasurer

DIVISIONAL MANAGEMENT

John Bridgen, Ph.D., President, Wampole Laboratories
Robert A. Cuthbert, President, Lambert Kay
Miguel Fernandez, President, International
John R. Hughes, President, Carter Products
Michael J. Kopec, President, Manufacturing
Herbert Sosman, President, Wallace Laboratories

PRINCIPAL SUBSIDIARIES

Francois Depoil, President, Laboratoires Fumouze, S. A. (France)
Gregory J. Drohan, President, Carter Products, Canada
J. Robert Fraser, President, Frank W. Horner, Inc. (Canada)
Adrian J.L. Huns, Managing Director, Carter-Wallace,
Limited (United Kingdom)
Jose Maria Icart, Managing Director, Icart, S.A. (Spain)
Alan W. Nash, Managing Director, Carter-Wallace
(Australia) Pty. Limited
Lino Santambrogio, Managing Director, S.p.A. Italiana
Laboratori Bouty (Italy)
Francis Santiago, President, Carter-Wallace, S. A. (Mexico)

                                                               Printed in U.S.A.

                              CARTER-WALLACE, INC.
                          1345 Avenue of the Americas
                               New York, NY 10105