Form 10-K405, Exhibit 13
period 1995-03-31
CARTER WALLACE INC /DE/
filed 1995-06-21
CIK 18000

                       CARTER-WALLACE

                       ANNUAL REPORT
                       FOR THE YEAR
                       ENDED MARCH 31
                       1995

                           CARTER-WALLACE, INC.
                           ANNUAL REPORT
                           For the year ended March 31, 1995

                           FINANCIAL HIGHLIGHTS                        1995              1994
                           Net sales                                $663,642,000      $664,789,000
                           Earnings before one-time charges in
                             1995, taxes and the cumulative effect
                             of accounting changes in 1994            42,310,000        37,382,000
                           Earnings (loss) before taxes              (87,030,000)       37,382,000
                           Net earnings (loss) before the
                             cumulative effect of accounting
                             changes                                 (56,268,000)       26,609,000
                           Net earnings (loss)                       (56,268,000)      (20,030,000)
                           Earnings per share before one-time
                             charges in 1995 and the cumulative
                             effect of accounting changes in
                             1994                                         $  .53            $  .58
                           Loss per share                                 $(1.22)           $ (.44)
                           Dividends                                  13,372,000        15,292,000
                           Dividends per share                            $  .29            $  .33
                           Average shares outstanding                 46,108,000        45,900,000
                           Number of stockholders of record
                                Common                                     3,247             3,305
                                Class B common                             1,797             1,919

                [LOGO]
                The Company markets
                toiletries, pharmaceuticals,
                diagnostic specialties,
                proprietary drugs and pet products

   CONTENTS

   Report to Stockholders                                                      2

   Summary of Selected Financial Data                                          7

   Management's Discussion and
   Analysis of Results of Operations
   and Financial Condition                                                     8

   Description of Business Segments                                           13

   Consolidated Balance Sheets                                                14

   Consolidated Statements of Earnings
   and Retained Earnings                                                      16

   Consolidated Statements of Cash Flows                                      17

   Notes to Consolidated Financial Statements                                 18

   Independent Auditors' Report                                               34

   Directors and Officers                                                     36

REPORT TO STOCKHOLDERS

In the fiscal year ended March 31, 1995 the Company's consolidated sales were $663,642,000 compared to the prior year's sales of $664,789,000.

The Company incurred a loss of $1.22 a share this year as a result of one-time charges related to the Felbatol (felbamate) and Organidin (iodinated glycerol) products as well as charges for restructuring of operations and facilities. Excluding these one-time charges in the current year and the accounting changes in the prior year, earnings were $.53 a share in the current year compared with $.58 a share a year earlier.

SALES

Sales in the Company's two business segments were Consumer Products $400,857,000 and Health Care Products $262,785,000. Consumer Products were 60% and Health Care Products were 40% of total sales. These sales compare to a year ago of $368,168,000 and $296,621,000, respectively.

Foreign sales by subsidiaries and branches operating outside the United States were $182,190,000 compared with $159,454,000 the previous year. This represents 27% and 24%, respectively of total sales. Health Care Products accounted for 43% and Consumer Products 57% of foreign sales. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $1,300,000.

DIVIDENDS

Dividends of $.29 per share were paid in the current year compared to $.33 last year. The Company has paid dividends for 112 consecutive years.

CARTER PRODUCTS DIVISION

The business environment this year was punctuated by the increasing demands of the retail trade, the consolidation of brands at the manufacturer's level and the price competition of private label brands in the Division's key categories. In spite of these pressures, the Division was able to maintain or increase the market share of most of its major brands.

The Arrid line performed well in the highly competitive anti-perspirant/deodorant market. The teen subsegment of the market proved to be smaller than anticipated and the Teen Image brand line suffered some volume declines. The Arrid XX business, however, exhibited strong gains and was a major factor in overall increased volume and market share for the core Arrid franchise over last year.

The Trojan line continues to lead the condom market with over a 60% market share. Trojan Ultra Texture Ribbed condoms, launched late last year, helped the brand maintain its leadership position in the market. Class Act, the Division's "price value" brand exceeded expectations. The addition of Class Act Ribbed Lubricated and Spermicidal condoms will broaden the appeal of the product line next year.

The Nair line increased its leadership position in the depilatory market with a share in excess of 45%. Women continue to buy Nair at a rate of over two to one over the next leading brand.

The First Response and Answer lines combined to give the Division approximately a 25% share of the pregnancy test kit market in the U.S.

The Pearl Drops line was able to maintain its number two position in the Whitening/Polish segment of the dentifrice market in spite of a number of new entries into the segment by major toothpaste brands.

A decision was made to relocate all Carter Products Division functions from the New York office to the Cranbury, New Jersey facility. This move will result in greater operational efficiencies in that all Carter Products Division disciplines will be located within the same facility.

WALLACE LABORATORIES DIVISION

The past year posed many challenges for the Wallace Division. In June Carter-Wallace entered into a consent decree with the Food and Drug Administration to discontinue sales of the Organidin family of products containing iodinated glycerol. The Division is currently selling a reformulated version
2
of Organidin containing guaifenesin. This product line is being marketed as Organidin NR.

In August, Wallace Laboratories, in conjunction with the FDA, because of reports of aplastic anemia associated with its use, recommended that physicians remove patients from the antiepileptic drug Felbatol (felbamate) unless in the physician's judgment, an abrupt withdrawal would be deemed to pose a more serious risk to the patient. No cases of aplastic anemia were observed during premarketing, clinical testing and development. In September, after discussions with the FDA, the Company mailed a letter alerting physicians to the risk of acute liver failure in association with the use of Felbatol and the need to monitor liver function in all patients who are still taking the drug. An FDA advisory committee then reviewed the safety experience with Felbatol. The committee recommended continued marketing of Felbatol with appropriate labeling changes. As a result, Felbatol remains available for those patients whose epilepsy is not controlled by other medications and where the risk of its use is deemed acceptable in light of the benefits it confers.

The discontinuation of the Division's iodinated glycerol formulation of Organidin products and the significant adverse effect on existing and potential sales of Felbatol due to use restrictions has led to a substantial reduction of the Division's pharmaceutical sales force and marketing support staff and virtual elimination of its internal R&D capability. The Division will, however, continue its research and development of Astelin (azelastine) nasal spray for rhinitis, and taurolidine, an antitoxin for the treatment of sepsis.

Following the restructuring, the Division has refocused its marketing emphasis on those products that have demonstrated promotional responsiveness such as the Soma line of muscle relaxants and Rynatan antihistamines with decongestants.

The Division is actively pursuing pharmaceutical product or company acquisitions and co-promotional arrangements.

WAMPOLE LABORATORIES

Although the past year proved to be another challenging year for the entire health care industry, the Division was able to either maintain or strengthen its position in most of its market areas.

Sales of serological test products were unusually strong. The Division maintained its market leadership position with Streptozyme, a test for streptococcal antibodies, Rheumaton, a test to detect rheumatoid factor and in mononucleosis testing where sales increased 25% over last year. Mono Plus, a rapid assay for infectious mononucleosis which was introduced in June, 1994, contributed significantly to the gain. In addition, Wampole Impact Rubella, for the determination of immunity to rubella infections and Wampole Impact RPR for the serologic detection of syphilis, both more than doubled prior year sales levels.

The Division was further strengthened by the mid-year implementation of a marketing agreement with Baxter Healthcare, the nation's largest distributor of health care products. This partnership expands Wampole's distribution network.

The Zeus Scientific line of immunoassay tests also showed good growth. Particularly strong gains were recorded in the enzyme immunoassay area with sales up by almost 60% over prior year. A range of products for the differential diagnosis of various autoimmune diseases was introduced in the second half of the year and these are expected to contribute substantially to future growth of the Zeus line.

The Isostat product line for the rapid detection of micro-organisms in the blood and the Stat-Crit system for the measurement of hematocrit levels continued to be strong contributors to the Division's results. The Stat-Crit system, along with the Clearview products for chlamydia and pregnancy testing, continued to be impacted by the effects of the Clinical Laboratories Improvement Act, although sales of the Clearview group A streptococcus test grew substantially.

LAMBERT KAY

Double-digit gains pushed the Division's sales to record levels this year with virtually all product categories exceeding year ago levels.

The gains were fueled primarily by successful new product introductions, with 25 new products and sizes introduced into pet stores this year, focusing primarily on flea and tick control. One new product was the Pet Fone flea and tick collar which is imprinted with a serial number that enables lost pets to be reunited with their owners.

The Fresh 'n Clean scented shampoo line was expanded with the addition of a flea and tick shampoo. The Shield line of longer-lasting flea killers was enhanced with a cream rinse -- the only such product available to pet stores. The innovative X-O-TROL line of flea and tick products was broadened with the addition of a unique inverted spray for households, a cat spray, yard spray, and repellents for dogs and cats.

The toy line was expanded with the introduction of Ghosts, Twinco Heart Man, and Lambert Kay Lions, plus an award winning prepacked display of a variety of animal faces.

The Lassie and Tiny Tiger line of products, designed for mass merchandisers, had major sales gains due to expanded distribution and new product introductions. Virtually all discount chains, as well as many food and drug stores, now sell the Lassie and Tiny Tiger brands. Other new products introduced included a complete line of puppy, kitten and orphaned wild animals line of milk replacers (formulas), new plastic backed "mini" flea combs and insect growth regulator products.

INTERNATIONAL DIVISION

The Division's sales showed substantial growth and advanced to a record level. The strong performance is primarily the result of the acquisition of new product lines in France, Australia and Italy, as well as the expansion of our business in Latin America. Sales of existing products were steady with some growth due to selective selling price increases.

Consumer product sales continued to advance in several areas. The Arrid product line showed exceptional growth in the United Kingdom and Arrid Clear in solid and gel formats was successfully launched in Canada. In spite of a number of new competitive entries, Pearl Drops was able to achieve growth in Canada, Italy, and Germany, as well as a number of other European countries. The Company's dominant position in the OTC pregnancy test market was maintained in Canada, Mexico and Australia where our products remain leading brands. Market strength in topical analgesics was maintained in Canada with Antiphlogistine Rub A-535 and in Australia with Dencorub. The Trojan line of condoms also showed significant gains in Canada, retaining its leading market position. In Spain, Eudermin hand cream showed renewed growth following a restage of the line, while Taky depilatories maintained their strong position in the market. The acquisition of Sante Beaute in France substantially enhanced our consumer product business. The major products offered by Sante Beaute are Email Diamant, a toothpolish, and Lineance, a line of cosmetic creams and lotions. The acquisition of Curash, a line of baby and adult powders in Australia, complements our existing range of personal care items.

The Division's line of healthcare products sustained a strong position in several foreign markets. In Canada, higher sales were achieved for Gravol anti-nauseant and Ovol antiflatulent. Sales of our ethical products increased in Italy. We have also maintained our significant market share for Sterimar nasal decongestant in France.

Professional diagnostic sales showed substantial growth in Italy as a result of the acquisition of Technogenetics. The products manufactured and sold by Technogenetics consist of diagnostic kits which are used by hospitals and clinical laboratories for testing body fluids to detect and characterize certain human diseases and conditions. Sales of Isolator, a microbiological test used for the isolation of bacteria in patients with suspected sepsis, increased worldwide.

RESEARCH AND DEVELOPMENT

Expenses for research and development totaled $41,315,000 compared to $52,278,000 a year ago. This decline was due to the significant reduction of felbamate clinical studies and the termination of Organidin (iodinated glycerol) clinical studies.

The three Astelin (azelastine) New Drug Applications ("NDA") are pending at the FDA. Answers to all outstanding questions for the Astelin Nasal Spray non-approvable letter will be submitted to the FDA in June, 1995 and remaining chemistry work is expected to be completed by September 1995. The FDA has suggested that a fall, 1995 Advisory Committee meeting for the Astelin Nasal Spray NDA might be possible pending satisfactory review of our June responses. Additional formulation work will be required to satisfactorily complete work on the Astelin tablet for rhinitis NDA which will remain pending during fiscal year 1996. The Astelin tablet for asthma NDA will be withdrawn following the recently completed analysis of two steroid sparing trials which did not support the product's efficacy in treating asthma.

A large scale, multi-center clinical efficacy trial was initiated for taurolidine, an antitoxin for the treatment of sepsis, in October, 1994.

D-23129, a new chemical entity with anticonvulsant activity in preclinical testing, was accepted by Carter-Wallace as a development compound from ASTA Medica AG during fiscal year 1994. ASTA Medica will begin Phase I clinical trials in Germany during 1995. Discussions are underway with ASTA regarding what role, if any, Carter-Wallace will play in the future development of this product in the United States.

FACILITIES

The Company's manufacturing facilities were profoundly affected by the restructuring the Company began this year. A review of the Company's existing facilities and future strategy resulted in a series of plant closings, shifts in manufacturing operations and relocation of personnel.

Due to the phasing-out of the iodinated glycerol Organidin formulation, our Humacao, Puerto Rico plant was closed at the end of December and subsequently sold. The new Organidin NR formulations are now being produced at the Decatur, Illinois plant where we are also planning to produce the VoSoL line of otic solution products that had been produced at Humacao.

Operations of our Carter P.D. affiliate at Rincon, Puerto Rico were ceased in March, 1995. The Pearl Drops and Arrid Cream products produced there will be sourced from our United Kingdom operation in Folkestone, England and Arrid Roll-On will be sourced from a U.S.-based contract manufacturer. We have also ceased testing and packaging operations for our Trojan brand condoms at this site. The lease of this facility will be ended shortly.

In April, 1995, the Company purchased the former Safetex condom manufacturing plant in Colonial Heights, Virginia from Aladan, a glove and condom manufacturer based in Alabama. Apart from acquiring a modern facility that continues in operation, the Company secured new state-of-the-art equipment. Some of the equipment from Rincon will be employed in Colonial Heights to supplement what is already in place in order to provide additional capacity for production of the Company's Trojan brand condoms.

The Company decided in mid-May, 1995 to close its condom manufacturing plant in Trenton, New Jersey over a projected period of eighteen to twenty-four months. The condom production currently performed at Trenton will be transferred to the Company's facility in Colonial Heights, Va.

In October, 1994 the Company announced the planned closing of its East Windsor, New Jersey facility. This facility produces much of the production of the Company's diagnostic products and is used for the distribution of certain product lines. It also provides office and laboratory space for support staffs. The facility, which is listed for sale, is scheduled to close during the fall of 1995. The transfer of the products to contract manufacturers is underway and the non-production operations that remain will
                                                                               5
be consolidated within existing Company facilities in Cranbury and Dayton, New Jersey.

At Cranbury, New Jersey, renovations are underway within office areas in the main manufacturing building and the Wallace Research building. These changes are being made to accommodate various groups currently located at our East Windsor, New Jersey facility which is being closed, as well as the Carter Products personnel who are moving from our New York headquarters location in July.

LITIGATION

The Company is a defendant in certain Felbatol related actions which are discussed in the "Other Litigation" section of Note 19 to the Consolidated Financial Statements (pages 31 to 32).

In October, 1992, a suit was filed by Unilever against the Company's subsidiary in the United Kingdom alleging patent infringement by certain of the Company's diagnostic products. The complaint seeks injunctive relief and unspecified compensatory damages.

The Company along with numerous other drug manufacturers, wholesalers and suppliers is a defendant in three anti-trust cases.

The Company believes, based on opinion of counsel, it has good defenses to each of the above-described legal actions and should prevail.

In June, 1993, a suit was filed by Becton Dickinson & Co., in the United States District Court, Eastern District of North Carolina, against several companies, including the Company, alleging patent infringement by certain of the Company's diagnostic products. The Company has settled this litigation by paying $2,000,000 for alleged prior infringements and will pay on-going royalties on future sales of the covered products.

The Company along with several other companies is also a defendant in two environmental cases.

PEOPLE

Barton F. Haynes, M.D. has been appointed to the Scientific Advisory Board. Dr. Haynes is Chairman, Department of Medicine, Duke University Medical Center.

                               *       *       *

This past year was an unusual and challenging one for our Company. The speed, dedication and thoroughness with which each and every employee attacked the tasks before them were most rewarding and demonstrate the skills and quality we are fortunate to find so prevalent within our organization.

We are grateful for the ongoing trust and confidence of the consumers and professionals who use our products and for the continued strong support of our shareholders and our suppliers. We thank them for their interest and confidence in Carter-Wallace.

Henry H. Hoyt, Jr.,
Chairman of the Board and
Chief Executive Officer

Daniel J. Black,
President and
Chief Operating Officer

                                                                   June 15, 1995

Carter-Wallace, Inc. and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

- --------------------------------------------------------------------------------

                                                                     YEARS ENDED MARCH 31
                                               ----------------------------------------------------------------
                                                 1995          1994          1993          1992          1991
                                               ----------------------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA)
OPERATIONS
  Net sales                                    $663,642      $664,789      $653,511      $673,390      $634,890
  Earnings before one-time charges in
     1995, taxes and the cumulative effect
     of accounting changes in 1994               42,310        37,382        68,406        67,265        76,103
  Net earnings (loss) before the
     cumulative effect of accounting
     changes                                    (56,268)(a)    26,609        47,200(b)     45,740(c)     51,750
  Net earnings (loss)                           (56,268)(a)   (20,030)       47,200(b)     45,740(c)     51,750
  Net earnings (loss) per share before the
     cumulative effect of accounting
     changes in 1994 (d)                          (1.22)(a)       .58          1.03(b)       1.00(c)       1.12
  Net earnings (loss) per average share
     of common stock outstanding (d)              (1.22)(a)      (.44)         1.03(b)       1.00(c)       1.12
  Dividends per share (d)                           .29           .33           .33           .33           .30
  Average common shares outstanding (d)          46,108        45,900        45,786        45,783        46,029
FINANCIAL POSITION
  Working capital(e)                           $100,596      $185,159      $184,175      $170,279      $151,735
  Net property, plant and equipment             137,608       157,059       150,070       142,854       136,345
  Total assets(e)                               680,224       628,562       595,550       577,181       557,301
  Long-term debt                                 23,115         9,309        13,184        14,927        16,576
  Stockholders' equity(e)                       327,139       393,508       429,161       407,261       380,630
OTHER DATA
  Capital expenditures                         $ 18,853      $ 24,305      $ 25,500      $ 22,313      $ 18,735
  Book value per share (d)(e)                      7.08          8.54          9.37          8.89          8.31
  Number of employees                             3,670         4,060         4,020         4,170         4,270

(a) Includes one-time charges against pre-tax earnings of $129,340 ($80,566 after tax or $1.75 per share) related to the discontinuance of the Organidin (iodinated glycerol) product line, the provision for loss on Felbatol (felbamate) and restructuring charges.

(b) Includes income of $10,000 before taxes, or $6,000 after taxes ($.13 per share) related to a licensing agreement with Schering-Plough Corporation granting exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol (felbamate).

(c) Includes a one-time charge against earnings of $12,400 before taxes, or $8,400 after taxes ($.18 per share) related to the discontinuance of the Answer self-monitoring blood glucose system.

(d) Reflects a three-for-one stock split in April, 1992.

(e) Fiscal years 1993, 1992 and 1991 were restated to reflect the change in accounting for income taxes.

             ------------------------------------------------------

                         QUARTERLY DATA ON COMMON STOCK

             The high and low selling prices of the Company's common stock, principally traded on the New York Stock Exchange (symbol CAR), for the two most recent fiscal years were as follows:

                                   FISCAL YEARS ENDED MARCH 31
                       ----------------------------------------------------
                                 1995                        1994
                        ----------------------      ----------------------
QUARTER ENDED             HIGH          LOW           HIGH          LOW
                       -----------  -----------    -----------  -----------
June 30                     25 5/8       16 1/4         30 3/8       23 7/8
September 30                18 7/8        9 7/8         33 3/4       26 1/4
December 31                 15 3/8       12 1/8         32 7/8       20 1/8
March 31                    13 7/8       10 1/2         26 3/8       19 7/8

             A dividend of $.08 1/3 per share was declared in each of the first three quarters of 1995 and a dividend of $.04 per share was declared in the fourth quarter. A dividend of $.08 1/3 per share was declared in all four quarters of 1994.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

- --------------------------------------------------------------------------------
NET SALES AND EARNINGS

The Company incurred a loss of $56,268,000 or $1.22 a share in the year ended March 31, 1995 as a result of one-time charges related to the Felbatol and Organidin Iodinated Glycerol (I.G.) products as well as charges for restructuring of operations and facilities. This compares to a loss of $20,030,000 or $.44 a share in the prior year. Excluding the one-time charges in the current year and the accounting changes in the prior year, earnings were $.53 a share in the current year compared with $.58 a share a year earlier.

Net sales in 1995 were $663,642,000 compared to the prior year's sales of $664,789,000. Domestic sales decreased 5% and foreign sales increased 14% from the prior year. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $1,300,000.

Sales of Consumer Products increased 9% in 1995 due to higher volume in both domestic and international operations. The increase in domestic Consumer Products sales resulted from selling price increases and unit volume gains. Recent acquisitions contributed a substantial portion of the international sales growth of Consumer Products. Factory sales of worldwide antiperspirant and deodorant products were $123,146,000 in 1995 or 1% lower than the $124,547,000 sales level in 1994.

Health Care sales were 11% lower than the prior year resulting from reduced sales of Organidin I.G. offset in part by selling price increases. In June, 1994 the Company and the Food and Drug Administration (FDA) reached an agreement to discontinue the manufacture and shipment of this product. The Company has introduced a reformulated line of Organidin products, marketed as Organidin NR. Because the Company believes that initial ordering of this reformulated line resulted in overstocked trade inventory levels, a provision in the amount of $8,000,000 for possible returns of this reformulated product has been established at March 31, 1995. The Company will continue to evaluate the adequacy of this reserve. Sales of the Company's pharmaceutical products continue to be adversely affected by generic erosion.

In 1994 net earnings before the cumulative effect of the accounting changes were $26,609,000 or $.58 a share compared to earnings of $47,200,000 or $1.03 a share a year earlier. Consolidated net loss after the cumulative effect of the accounting changes in 1994 was $20,030,000 or $.44 a share. See Note 8 "Postretirement Benefits Other Than Pensions and Postemployment Benefits" of Notes to the Consolidated Financial Statements on page 23 for discussion of the accounting changes.

Net sales in 1994 were $664,789,000 an increase of $11,278,000 or 2% from 1993.
This increase was due to higher sales in the Health Care segment. Domestic sales increased 4% and foreign sales decreased 6% from the prior year. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $16,300,000. Without the negative foreign exchange effect, foreign sales would have increased by 4%.

Consumer Products sales decreased 1% in 1994 due to the negative effect of foreign exchange rates. Without the effect of foreign exchange rates, Consumer Products sales would have increased 1%. Factory sales of worldwide antiperspirant and deodorant products were $124,547,000 in 1994, or 3% lower than the $128,321,000 sales level in 1993.

In 1994, Health Care sales were 6% higher than the prior year due to selling price increases in the Health Care segment which were implemented in the prior year. Unit volume declined slightly in the Health Care segment from the prior year. Included in the Health Care unit volume were greater than planned introductory sales of Felbatol (felbamate) which the Company began marketing in August, 1993 and higher sales of Organidin I.G. products. The unit volume gain in Organidin I.G. products was due primarily to a decline in sales of competitive products. Sales of Organidin I.G. products represented approximately 11% of consolidated sales in the fiscal 1994 period compared to 7% in the fiscal 1993 period. The Company's 1994 net earnings were substantially favorably impacted by the increase in sales of Organidin I.G. products. Sales of other pharmaceutical products in the Health Care segment continue to be adversely impacted by generic erosion.

Included in earnings in 1993 was an initial, non-refundable payment of $10,000,000 before taxes or $6,000,000 after taxes ($.13 per share) related to a licensing agreement with Schering-Plough Corporation. This agreement grants Schering-Plough exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol. See discussion of Felbatol (felbamate) on pages 10 and 11.

Interest income increased in 1995 compared to the previous two years due to a higher level of interest bearing investments.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- --------------------------------------------------------------------------------
Operating profits in Other North American countries increased by 6% in 1995 while sales declined by 3%. The profit improvement was due to increased Canadian profits. The sales decline was due entirely to lower foreign exchange rates in Mexico and Canada.

During 1993, the Company incurred costs of $14,800,000 before taxes or $8,880,000 after taxes ($.19 per share) related to pre-launch activity, exclusive of research and development, for Felbatol.

COST AND EXPENSES

Cost of goods sold as a percentage of net sales was 36.2% in 1995, 35.0% in 1994, and 34.2% in 1993. The increases in the cost of goods sold percentage were due primarily to changes in product mix, including in 1995 reduced sales of Organidin I.G., whose cost of goods sold was lower than the Company's overall cost of goods sold percentage. Throughout this period, the Company has attempted to minimize the effects of higher costs by selective price increases and cost control measures.

Advertising, marketing and other selling expenses decreased 4% in 1995 and increased 7% in 1994. The decrease in 1995 relates to lower expense in the Health Care segment. Advertising, marketing and other selling expense in the Consumer Products segment increased in 1995 over the prior year. The increase in 1994 was due to higher advertising and promotional support of products in both business segments. Also, in 1994, Felbatol (felbamate) was supported by substantial introductory spending levels. The higher level of spending in the Consumer Products segment in 1994 is primarily a result of the marketing support for line extensions of anti-perspirant and deodorant products.

Research and development expenses decreased 21% in 1995 compared with the prior year. This decline was due to the significant reduction of felbamate clinical studies and the termination of Organidin I.G. clinical studies. The Company announced that in October, 1994 it virtually eliminated its Wallace Laboratories Division internal research and development capability. However, the Company will continue its research and development of Astelin (azelastine) for rhinitis, and taurolidine, an antitoxin for the treatment of sepsis, and to the extent such work exceeds the Company's remaining internal research and development resources, such work will be done through independent research facilities. In 1994 research and development expenses increased 5% compared with the prior year. Research spending, most of which was in the Health Care segment, was principally related to Felbatol for the treatment of seizures associated with epilepsy and Astelin (azelastine) for rhinitis and asthma.

General and administrative expenses increased 6% in 1995 and 4% in 1994. The increase in 1995 was primarily due to higher employee benefits costs, legal fees and provisions for write-offs of trade receivables. The increase in 1994 was principally due to increased compensation including a higher charge for postretirement benefit expense.

The increase in other expenses in 1995 was principally due to provisions for settlements of disputed patent claims, including $2,000,000 related to the Becton Dickinson litigation.

Interest expense increased in 1995 over the prior year as a result of financing related to international acquisitions.

In 1995, the Company had a 35.3% tax benefit on its reported consolidated loss. The tax benefit of 35.3% is higher than the prior year's tax provision on operations of 31% because most of the one-time charges in 1995 are U.S. related and will be deductible for federal and state income tax purposes. Tax rates in 1995 and future years are and will be adversely affected by the cessation of Puerto Rico operations and the absence of research and development tax credits.

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

The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ". The Company is required to adopt this Statement no later than fiscal year ending March 31, 1997. The American Institute of Certified Public Accountants has recently issued Statement of Position 93-7 "Reporting on Advertising Costs". The Company is required to adopt this statement no later
                                                                               9

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- --------------------------------------------------------------------------------
than fiscal year ending March 31, 1996. Adoption of these statements is not expected to have a material impact on the Company's financial statements.

RESTRUCTURING OF OPERATIONS AND FACILITIES

Prompted by the discontinuance of its line of iodinated glycerol formulation of Organidin products and by the significant adverse effect on existing and potential sales of Felbatol (felbamate) due to use restrictions, the Company is engaged in a restructuring program which is intended to reduce costs and increase efficiencies.

As part of the restructuring program, the Company has substantially reduced its pharmaceutical sales force and marketing support staff and virtually eliminated its Wallace Laboratories Division internal research and development capability. However, the Company will continue its research and development of Astelin (azelastine) for rhinitis, and taurolidine, an antitoxin for the treatment of sepsis, and to the extent such work exceeds the Company's remaining internal research and development resources, such work will be done through independent research facilities. The consolidation of its manufacturing operations resulted in the closure of the Company's plants in Humacao and Rincon, Puerto Rico and the planned closure of its East Winsor, New Jersey facility. In addition, the Company is in the process of relocating one of its divisions to its Cranbury, New Jersey facility.

In connection with the restructuring described above, the Company incurred one-time pre-tax charges in the year ended March 31, 1995 of $74,060,000 consisting primarily of employee termination costs ($28,000,000), plant closing costs including equipment write-offs ($23,000,000) and costs associated with the planned subleasing of office space on which the Company holds a long-term lease ($19,400,000). A $1,800,000 charge related to the office relocation is expected to be incurred in the fiscal year ending March 31, 1996.

The Company has closed and disposed of its Humacao and Rincon, Puerto Rico facilities. The East Windsor, New Jersey plant is scheduled to be closed by October, 1995. Net plant closing costs of $5,000,000 have been charged against the restructuring liability through March 31, 1995.

The total anticipated reduction in the number of employees will be approximately 910 including 95 vacancies that will not be filled and represents 31% of the Company's total domestic workforce, including 41% of its pharmaceutical sales force.

Of the total planned staff reductions, 417 employees have been terminated through March 31, 1995 with employee termination costs of $8,600,000 charged against the restructuring liability. In addition, approximately 40 positions have been eliminated as a result of voluntary resignations.

The Company is continuing to review its operations and may take other steps to reduce costs and increase efficiencies in the future which may result in additional one-time charges.

FELBATOL (FELBAMATE)

On August 1, 1994, the Company disclosed that it had sent a letter to approximately 240,000 physicians recommending, in conjunction with the FDA, the immediate withdrawal of patients from treatment with Felbatol (felbamate), unless, in the physician's judgment, an abrupt withdrawal would be deemed to pose a more serious risk to the patient.

Carter-Wallace's recommendation was prompted by reports of ten cases of aplastic anemia in association with the use of Felbatol. No such cases were observed during the premarketing, clinical testing and development of Felbatol.

On September 21, 1994, after discussions with the FDA, the Company mailed a letter alerting physicians to the risk of acute liver failure in association with the use of Felbatol and the need to monitor liver function in all patients who are still taking the drug.

On September 27, 1994, the FDA's Peripheral and Central Nervous System Drugs Advisory Committee met to discuss the continued availability of Felbatol. The Committee recommended that the drug remain available only for patients with severe epilepsy for whom the benefits outweigh the risks, and that changes be made to the product's labeling to reflect the risk of acute liver failure.

Carter-Wallace introduced Felbatol in September, 1993 for the treatment of partial seizures with and without secondary generalization in adults and for Lennox-Gastaut Syndrome, a serious form of childhood epilepsy.

Due to substantial introductory spending levels and continued research and development, the Company incurred losses with respect to Felbatol since introduction and for the fiscal 1995 period.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- --------------------------------------------------------------------------------
As a result of the Felbatol matters discussed above, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $37,780,000, primarily related to inventory write-offs ($15,400,000) in excess of sales projections, purchase and other commitments ($9,900,000) and anticipated product returns including trade announcements ($4,500,000). Depending on future sales levels, additional inventory write-offs may be required. At the present time Felbatol continues to be available on the market. If for any reason the product at some future date is no longer available in the market, the Company will incur an additional one-time charge that would have a material adverse effect on the Company's results of operations and possibly on its financial condition. Should the product no longer be available, the Company currently estimates that the additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, will be in the range of $30,000,000 to $35,000,000 on a pre-tax basis.

As previously reported, the Company entered into a licensing agreement with Schering-Plough Corporation granting Schering-Plough exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol. Separately, Schering-Plough and Carter-Wallace agreed that, under certain circumstances, they will put into effect a co-promotional arrangement with respect to a Schering-Plough pharmaceutical product to be determined in the future. The matters discussed above will likely result in a significant adverse effect on the amount of royalties and fees, if any, to be received from Schering-Plough in the future under these agreements.

REGULATORY MATTERS

In connection with the Food and Drug Administration Drug Efficacy Study implementation program, the FDA initiated a review of the safety and efficacy of the Organidin (iodinated glycerol) products. An FDA Advisory Committee recommended on March 23, 1992 that the products remain on the market pending further FDA review, that certain changes in the product's labeling be made and that doctors be appropriately notified of these labeling changes. The Company implemented these FDA Advisory Committee recommendations and initiated development of additional data to support the safety and efficacy of the products.

On April 22, 1993, the Company received a letter from the FDA requesting that the Company discontinue the marketing of the Organidin (iodinated glycerol) products. Subsequent meetings between the Company and the FDA resulted in an agreement reached in June, 1994, under which the Company discontinued the manufacture and shipment of the Organidin (iodinated glycerol) products. The agreement permitted the continued shipping, prescribing and dispensing of existing stocks of Organidin (iodinated glycerol) product then currently in channels of distribution. As noted, the Company has introduced a reformulation of the Organidin expectorant/antitussive products.

As a result of the agreement noted above, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $17,500,000 primarily related to a provision for any product returns ($8,500,000) and for inventory write-offs ($3,600,000).

Sales and pre-tax operating profits of the Organidin (iodinated glycerol) line included in the year ended March 31, 1995 were $20,800,000 and $11,400,000, respectively, compared to sales and pre-tax operating profits included in the year ended March 31, 1994 of $74,400,000 and $31,600,000, respectively. Sales and pre-tax operating profits for the fiscal year ended March 31, 1993 were $43,400,000 and $7,600,000, respectively. Organidin operating profits were computed on a basis consistent with that used to report operating profits for the Health Care business segment in the Company's Annual Report.

ENVIRONMENTAL MATTER

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May, 1991, EPA issued special notice letters under the Comprehensive Environmental Response, Compensation and Liability Act to Lambert Kay and about 50 other potentially responsible parties ("PRPs") notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September, 1991 and in February, 1994, the Company and 21 other PRPs, without admitting liability, entered into consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site including the remedial investigation and feasibility study and to reimburse EPA for certain costs. The estimated cost of this work is about $4 million. The Company's share of this cost is estimated to be $114,500 to $129,400, of which the Company has paid about $99,000. In addition, the Company and other settling PRPs have sued certain nonsettlors
                                                                              11

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- --------------------------------------------------------------------------------
for their share of these costs and have obtained some settlement recoveries.
Based on preliminary information from the investigation work (which is not completed) the total cost for performing the current and future cleanup work at Barkhamsted, including the investigation work, is estimated to be $13.3 to $41.3 million. Based on expected PRP participation in future cleanup work and other factors, the Company anticipates that its share of all cleanup costs (including costs incurred to date) will be not more than 4 to 5% or about $532,000 to $2,065,000. Thus, although applicable environmental law generally provides for joint and several liability for the cost of cleanup work, the Company believes, based on present estimates, that substantially all of the cleanup costs will be paid by other PRPs. The Company believes, based upon the information available at this time, that the matter discussed above will not have a material effect on its financial statements.

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

At March 31, 1995, the Company had available various bank credit lines amounting to $185,500,000, consisting of $160,000,000 in domestic credit lines and $25,500,000 in foreign credit lines, of which $4,100,000 of the foreign lines were utilized at March 31, 1995. There were no domestic borrowings under credit lines at March 31, 1995. The domestic lines are made up of a $75,000,000 revolving credit facility expiring in September, 1996 and $85,000,000 in uncommitted credit lines from various banks.

The pre-tax one-time charges of $129,340,000 recorded through March 31, 1995, consist of net cash requirements of $86,700,000 and non-cash write-offs of $42,640,000. Approximately $28,800,000 of the total cash requirements of $86,700,000 was paid in 1995 and $32,600,000 is expected to be paid in the fiscal year ended March 31, 1996. The anticipated cash benefit from income taxes related to these one-time charges is estimated to be $48,800,000 which will be received over a period of years. The net cash outlay for the one-time charges after consideration of the tax benefits is approximately $37,900,000.

The decrease in inventories in 1995 is primarily due to the reclassification of $20,800,000 of Felbatol inventories, not expected to be sold in the next fiscal year, to Other Assets.

The decrease in accounts receivable in 1994 is primarily due to the timing of sales and collections.

CAPITAL RESOURCES

Capital expenditures were $18,850,000 in 1995, $24,300,000 in 1994 and
$25,500,000 in 1993.

In April, 1995 the Company purchased a condom manufacturing facility in Colonial Heights, VA. Expansion of this facility will require significant capital resources that are expected to be financed through long-term borrowing.

The Company decided in mid-May, 1995 to close its condom manufacturing plant in Trenton, New Jersey over a projected period of eighteen to twenty-four months. The condom production currently performed at Trenton will be transferred to the Company's facility in Colonial Heights, VA. The Company expects that the decision to close the Trenton plant will result in future pre-tax one-time charges to earnings of approximately $22,000,000. Most of these charges will be incurred in fiscal year ending March 31, 1996.

                        DESCRIPTION OF BUSINESS SEGMENTS

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

ANTI-PERSPIRANTS AND DEODORANTS

* Arrid Extra Dry and Arrid XX
* Lady's Choice

OTHER CONSUMER PRODUCTS

* Answer and First Response at-home pregnancy and ovulation test kits
* Carter's laxative
* H-R lubricating jelly
* Nair depilatories and waxes
* Pearl Drops whitening toothpolish and whitening toothpaste
* Rigident denture adhesive
* Trojan, Class Act, Mentor and Naturalamb condoms
* Color Guard flea and tick collars
* Fresh 'n Clean grooming products,
     stain and odor remover and puppy housebreaking pads
* Lassie and Tiny Tiger pet product lines
* Linatone food supplement
* Twinco chains, slicker brushes and combs
* Vermont Chewman pet chew toys
* X-O-Trol flea and tick household and dog sprays and household foggers

HEALTH CARE
Health care products are promoted primarily to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold domestically by our professional products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Felbatol for the treatment of seizures associated with epilepsy
* Organidin NR family of expectorants/antitussives
* Ryna line of cough/cold products
* Soma brand muscle relaxants
* Butisol sedative hypnotic
* Depen penicillamine for severe rheumatoid arthritis
* Doral sedative hypnotic
* Lufyllin xanthine bronchodilator
* Maltsupex laxative
* VoSoL topical antibacterial and anti-fungal agent
* Clearview product line of rapid tests for the determination of pregnancy, group A streptococcus and chlamydia
* Isostat product line to aid in the detection of micro-organisms in blood
* Mono-Test and Mono-Latex for the detection of mononucleosis
* Rheumaton and Rheumatex for the detection of rheumatoid factor
* Stat-Crit, a portable instrument for use in measuring blood hematocrit levels
* Streptozyme for the detection of streptococcal antibodies
* Zeus Scientific line of immunofluorescent and ELISA test systems for the detection of autoimmune, viral and bacterial diseases including Lyme disease

                           --------------------------
INTERNATIONAL PRODUCT LINES
In addition to many of the products listed above, the Company sells the following products exclusively in certain International markets:

CONSUMER PRODUCTS

* Bi-Solution acne treatment products
* Cerox adhesive tapes and bandages
* Confidelle, Discover and Gravix at-home pregnancy test kits
* Cossack line of men's grooming products
* Curash line of skin care products
* Dentovax line of oral hygiene products
* Email Diamant toothpastes
* Eudermin line of skin care and toiletry products
* GranVista non-prescription eyeglasses
* Lineance line of anti-cellulite and associated skin care products
* Poupina line of skin care and toiletry products
* Taky depilatories and waxes

HEALTH CARE

* Antiphlogistine Rub A-535 and Dencorub topical analgesics
* Atasol analgesic/antipyretic
* Bentasil medicated throat lozenges
* Cerulisina otic solution
* Colfur antidiarrheal
* Diovol antacid products
* Gravol antinauseant
* Jordan toothbrushes
* Maltlevol and Pangavit vitamin supplements
* Ovol antiflatulent
* Sterimar nasal decongestant
* Technogenetics line of diagnostic tests for thyroid metabolism, fertility/pregnancy conditions and other hormonal (endocrine) disorders

Carter-Wallace, Inc. and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS
                          AT MARCH 31, 1995 AND 1994

ASSETS                                                                      1995                 1994
- ---------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                               $ 40,098,000         $ 23,311,000
Short-term investments, principally government securities and
  certificates of deposit                                                 18,188,000           32,883,000
Accounts receivable-trade, less allowances of
  $6,344,000 in 1995 and $5,955,000 in 1994                              119,077,000          112,367,000
Other receivables                                                          4,728,000            4,703,000
Inventories
  Finished goods                                                          55,499,000           60,515,000
  Work in process                                                         12,359,000           22,121,000
  Raw materials and supplies                                              21,359,000           39,553,000
                                                                        ------------         ------------
                                                                          89,217,000          122,189,000
                                                                        ------------         ------------
Deferred taxes                                                            24,832,000           10,051,000
Prepaid expenses and other current assets                                  7,177,000            9,922,000
                                                                        ------------         ------------
TOTAL CURRENT ASSETS                                                     303,317,000          315,426,000
                                                                        ------------         ------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land                                                                     2,519,000            3,544,000
  Buildings and improvements                                              99,128,000          108,033,000
  Machinery, equipment and fixtures                                      126,887,000          142,354,000
  Leasehold improvements                                                  23,692,000           25,109,000
                                                                        ------------         ------------
                                                                         252,226,000          279,040,000
  Accumulated depreciation and amortization                              114,618,000          121,981,000
                                                                        ------------         ------------
                                                                         137,608,000          157,059,000
                                                                        ------------         ------------
INTANGIBLE ASSETS
  Excess of purchase price of businesses acquired over the
     net assets at date of acquisition, less amortization                 90,352,000           68,292,000
  Patents, trademarks, contracts and formulae, less
     amortization                                                         39,500,000           41,921,000
                                                                        ------------         ------------
                                                                         129,852,000          110,213,000
                                                                        ------------         ------------
DEFERRED TAXES                                                            57,752,000           26,594,000
OTHER ASSETS                                                              51,695,000           19,270,000
                                                                        ------------         ------------
                                                                        $680,224,000         $628,562,000
                                                                        ------------         ------------
                                                                        ------------         ------------

See accompanying notes to consolidated financial statements.

             LIABILITIES AND STOCKHOLDERS' EQUITY                           1995                 1994
- ---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                        $ 31,318,000         $ 27,844,000
Accrued expenses                                                         134,425,000           72,041,000
Notes payable                                                              5,416,000            5,709,000
Taxes on income                                                           31,562,000           24,673,000
                                                                        ------------         ------------
TOTAL CURRENT LIABILITIES                                                202,721,000          130,267,000
                                                                        ------------         ------------
LONG-TERM LIABILITIES
Long-term debt                                                            23,115,000            9,309,000
Deferred compensation                                                     10,216,000            7,661,000
Accrued postretirement benefit obligation                                 68,969,000           71,804,000
Other long-term liabilities                                               48,064,000           16,013,000
                                                                        ------------         ------------
TOTAL LONG-TERM LIABILITIES                                              150,364,000          104,787,000
                                                                        ------------         ------------
STOCKHOLDERS' EQUITY
Preferred stock, authorized 1,000,000 shares,
  without par value; issued--none                                            --                   --
Common stock, authorized 80,000,000 shares,
  par value $1 per share, one vote per share; issued
  34,528,000 shares in 1995 and 34,432,000 shares in 1994                 34,528,000           34,432,000
Class B common stock, authorized 13,056,800 shares, par
  value $1 per share, ten votes per share; issued 12,677,000 shares in 1995 and 12,773,000 in 1994
                                                                          12,677,000           12,773,000
Capital in excess of par value                                             2,184,000            1,972,000
Retained earnings                                                        310,407,000          380,047,000
                                                                        ------------         ------------
                                                                         359,796,000          429,224,000
Less:
  Foreign currency translation adjustment                                 18,949,000           20,404,000
  Treasury stock at cost--872,500 common and 153,600
     Class B common shares in 1995 and 981,900 common
     and 153,600 Class B common shares in 1994                            13,708,000           15,312,000
                                                                        ------------         ------------
TOTAL STOCKHOLDERS' EQUITY                                               327,139,000          393,508,000
                                                                        ------------         ------------
                                                                        $680,224,000         $628,562,000
                                                                        ------------         ------------
                                                                        ------------         ------------

Carter-Wallace, Inc. and Subsidiaries

                           CONSOLIDATED STATEMENTS OF
                           EARNINGS AND RETAINED EARNINGS
                           THREE YEARS ENDED MARCH 31, 1995

                                                                 1995             1994             1993
- -----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS
Revenues:
  Net sales                                                  $663,642,000     $664,789,000     $653,511,000
  Interest income                                               3,574,000        2,339,000        2,989,000
  Royalty and other income                                      2,762,000        3,135,000        2,698,000
  Income from licensing agreement                                 --               --            10,000,000
                                                             ------------     ------------     ------------
                                                              669,978,000      670,263,000      669,198,000
                                                             ------------     ------------     ------------
Cost and Expenses:
  Cost of goods sold                                          240,318,000      232,560,000      223,358,000
  Advertising and promotion                                   125,450,000      128,917,000      114,932,000
  Marketing and other selling                                 127,152,000      133,765,000      129,763,000
  Research and development                                     41,315,000       52,278,000       49,903,000
  General and administrative                                   81,321,000       76,937,000       74,125,000
  Provision for restructuring of operations and
     facilities                                                74,060,000          --               --
  Provision for loss on Felbatol                               37,780,000          --               --
  Provision for loss on discontinuance of the Organidin
     (iodinated glycerol) product line                         17,500,000          --               --
  Interest                                                      2,512,000        1,976,000        1,789,000
  Other                                                         9,600,000        6,448,000        6,922,000
                                                             ------------     ------------     ------------
                                                              757,008,000      632,881,000      600,792,000
                                                             ------------     ------------     ------------
Earnings (loss) before taxes on income and cumulative
  effect of accounting changes                                (87,030,000)      37,382,000       68,406,000
     Provision (benefit) for taxes on income                  (30,762,000)      10,773,000       21,206,000
                                                             ------------     ------------     ------------
Net earnings (loss) before cumulative effect of
  accounting changes                                          (56,268,000)      26,609,000       47,200,000
Cumulative effect of accounting changes, net of tax               --           (46,639,000)         --
                                                             ------------     ------------     ------------
Net earnings (loss)                                          $(56,268,000)    $(20,030,000)    $ 47,200,000
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------
Net earnings (loss) per average share of common stock
  before cumulative effect of accounting changes             $      (1.22)    $        .58     $       1.03
Cumulative effect of accounting changes                           --                 (1.02)         --
                                                             ------------     ------------     ------------
Net earnings (loss) per average share of common stock        $      (1.22)    $       (.44)    $       1.03
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Amount at beginning of year*                                 $380,047,000     $415,369,000     $383,435,000
Net earnings (loss)                                           (56,268,000)     (20,030,000)      47,200,000
                                                             ------------     ------------     ------------
                                                              323,779,000      395,339,000      430,635,000
Dividends--$.29 per share in 1995 and $.33 per share in
  1994 and 1993                                               (13,372,000)     (15,292,000)     (15,256,000)
Cost of treasury stock (over) market value at date of
  award or issuance                                               --               --               (10,000)
                                                             ------------     ------------     ------------
Amount at end of year                                        $310,407,000     $380,047,000     $415,369,000
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------

See accompanying notes to consolidated financial statements.
*Retained earnings in 1993 were restated to reflect the change in accounting for income taxes.

                           CONSOLIDATED STATEMENTS OF
                           CASH FLOWS
                           THREE YEARS ENDED MARCH 31, 1995

                                                                 1995             1994             1993
- -----------------------------------------------------------------------------------------------------------
Net earnings (loss)                                          $(56,268,000)    $(20,030,000)    $ 47,200,000
Adjustments to reconcile net earnings (loss) to cash
  flows provided by operating activities:
     One-time charges of $129,340,000, net of cash
       outlays to date of $28,819,000                                          100,521,000          --               --
     Cumulative effect of accounting changes                      --            46,639,000          --
     Depreciation and amortization                             16,359,000       15,707,000       15,250,000
     Amortization of patents, trademarks, contracts and
       formulae                                                   8,723,000        9,720,000        8,623,000
     Amortization of excess of purchase price of
       businesses acquired over the net assets at date of
       acquisition                                              2,760,000        2,015,000        1,968,000
     Other changes in assets and liabilities:
       Decrease (increase) in accounts and other
       receivables                                             13,845,000       19,548,000       (6,883,000)
       Decrease (increase) in inventories                       1,058,000       (9,086,000)     (16,317,000)
       Decrease in prepaid expenses                             1,301,000        1,240,000        2,062,000
       Increase (decrease) in accounts payable and
       accrued expenses                                        28,498,000       (3,237,000)          61,000
       Increase (decrease) in deferred compensation             2,493,000          (28,000)         383,000
       (Increase) decrease in deferred taxes                  (45,939,000)       1,101,000         (488,000)
       Other changes                                          (11,796,000)        (566,000)      (4,469,000)
                                                             ------------     ------------     ------------
Cash flows provided by operating activities                    61,555,000       63,023,000       47,390,000
                                                             ------------     ------------     ------------
Cash flows used in investing activities:
  Additions to property, plant and equipment                  (18,853,000)     (24,305,000)     (25,500,000)
  Payments for international acquisitions, net of cash
  received:
     The Sante Beaute line in France                          (19,670,000)         --               --
     Technogenetics in Italy                                   (4,928,000)         --               --
     The Curash line in Australia                              (3,660,000)         --               --
     Icart, S.A. in Spain                                         --               --            (7,432,000)
  Payments for the acquisition of other businesses and
     licensing agreements                                      (1,000,000)      (1,196,000)      (1,783,000)
  Decrease (increase) in short-term investments                14,081,000       (6,341,000)      (6,512,000)
  Other investing activities                                      856,000        1,078,000        3,994,000
                                                             ------------     ------------     ------------
Cash flows used in investing activities                       (33,174,000)     (30,764,000)     (37,233,000)
                                                             ------------     ------------     ------------
Cash flows used in financing activities:
  Dividends paid                                              (13,372,000)     (15,292,000)     (15,256,000)
  Increase in borrowings                                        6,801,000        1,343,000        1,783,000
  Payments of debt                                             (4,348,000)      (1,237,000)      (2,607,000)
  Purchase of treasury stock                                     (838,000)        (436,000)        (834,000)
                                                             ------------     ------------     ------------
Cash flows used in financing activities                       (11,757,000)     (15,622,000)     (16,914,000)
                                                             ------------     ------------     ------------
Effect of foreign exchange rate changes on cash
  and cash equivalents                                            163,000       (1,557,000)        (856,000)
                                                             ------------     ------------     ------------
Increase (decrease) in cash and cash equivalents             $ 16,787,000     $ 15,080,000     $ (7,613,000)
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------

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

Cash Equivalents and Short-term Investments

Cash equivalents consist of certificates of deposit and other short-term securities with maturities of three months or less when purchased. Investments with a maturity of greater than three months but less than one year are classified as short-term investments. The carrying value of cash equivalents and short-term investments approximated fair value at March 31, 1995 and 1994.

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

Intangible Assets

The excess of purchase price of businesses acquired over net assets at date of acquisition is assessed to the product or group of products which constitute the business acquired and amortized over 40 years for amounts relating to acquisitions subsequent to October 31, 1970. The excess purchase price, $6,459,000 related to companies acquired prior to that date, is not being amortized. The cost of patents, formulae and contracts is amortized on a straight line basis over their legal or contractual lives. The cost of trademarks is being amortized over no longer than 40 years for amounts relating to acquisitions subsequent to October 31, 1970. Trademarks of $2,756,000 related to products acquired prior to that date are not being amortized.

The Company's policy in assessing the recoverability of intangible assets is to compare the carrying value of the intangible assets with profit and cash flow generated by products which comprise the intangible assets. In addition, the Company continually evaluates whether adverse developments indicate that an intangible asset may be impaired.

Income Taxes

Deferred income taxes are determined using the liability method based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

Advertising and Marketing Costs

Advertising, promotion and other marketing costs are charged to earnings in the period in which they are incurred.

Earnings per Common Share

Net earnings (loss) per share of common stock is based on the average number of common and Class B common shares outstanding during the year: 46,108,000 in 1995, 45,900,000 in 1994 and 45,786,000 in 1993. The average number of shares and all per share amounts reflect the three-for-one stock split in April 1992.

2. INVENTORIES

Inventories computed on the last-in, first-out (LIFO) method comprised 13% and 14% of inventories included in current assets at year end 1995 and 1994, respectively. If these inventories had been valued on the FIFO inventory method (which approximates current or replacement cost), total inventories would have been approximately $10,900,000 and $11,000,000 higher than reported at March 31, 1995 and 1994, respectively. Felbatol inventories of $20,800,000 not expected to be sold in the next fiscal year have been reclassified to Other Assets.

3. TAXES ON INCOME

The provision (benefit) for taxes on earnings before the cumulative effect of accounting changes was as follows:

                                                       1995                   1994                  1993
                                                   -------------           -----------           -----------
Current:
     Domestic                                      $   8,361,000           $ 5,236,000           $15,774,000
     Foreign                                           6,356,000             5,414,000             5,867,000
                                                   -------------           -----------           -----------
                                                      14,717,000            10,650,000            21,641,000
                                                   -------------           -----------           -----------
Deferred:
     Domestic                                        (45,791,000)              455,000              (363,000)
     Foreign                                             312,000              (332,000)              (72,000)
                                                   -------------           -----------           -----------
                                                     (45,479,000)              123,000              (435,000)
                                                   -------------           -----------           -----------
Total                                              $ (30,762,000)          $10,773,000           $21,206,000
                                                   -------------           -----------           -----------
                                                   -------------           -----------           -----------
The components of income (loss) before taxes
  and the cumulative effect of accounting changes
  were as follows:
Domestic                                           $(102,936,000)          $24,303,000           $53,103,000
Foreign                                               15,906,000            13,079,000            15,303,000
                                                   -------------           -----------           -----------
Total                                              $ (87,030,000)          $37,382,000           $68,406,000
                                                   -------------           -----------           -----------
                                                   -------------           -----------           -----------

The Company's Puerto Rican subsidiaries were liquidated as part of the Company's restructuring program during fiscal 1995 and the early part of fiscal 1996. The undistributed earnings of these subsidiaries were repatriated free of United States income taxes upon liquidation.

Deferred income taxes are provided for temporary differences between the book and tax bases of the Company's assets and liabilities. The temporary differences gave rise to the following deferred tax assets and liabilities at March 31:

                                                                           1995                  1994
                                                                        -----------           -----------
Postretirement benefit plans                                            $27,621,000           $27,304,000
Employee benefit plans                                                   13,137,000            11,453,000
Accrued liabilities                                                      35,855,000             8,008,000
Asset valuation accounts                                                 15,191,000             2,107,000
All other                                                                11,871,000             4,388,000
Valuation allowance                                                      (2,298,000)              --
                                                                        -----------           -----------
     Total deferred tax assets                                          101,377,000            53,260,000
                                                                        -----------           -----------
Depreciation                                                             13,218,000            12,175,000
All other                                                                 5,575,000             4,440,000
                                                                        -----------           -----------
     Total deferred tax liabilities                                      18,793,000            16,615,000
                                                                        -----------           -----------
Net deferred tax assets                                                 $82,584,000           $36,645,000
                                                                        -----------           -----------

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

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes, based on the Company's history of prior and current operating earnings, that the Company will realize the benefits of the existing deferred tax assets except for the valuation allowance amount.

The effective tax rate of the provision (benefit) for taxes on earnings before the cumulative effect of accounting changes as compared with the U.S. Federal statutory income tax rate was as follows:

                                             1995                        1994                       1993
                                    -----------------------     ----------------------     ----------------------
                                                     % TO                       % TO                       % TO
                                        TAX         PRE-TAX         TAX        PRE-TAX         TAX        PRE-TAX
                                       AMOUNT       INCOME        AMOUNT       INCOME        AMOUNT       INCOME
                                    ------------    -------     -----------    -------     -----------    -------
Computed tax expense (benefit)      $(30,461,000)    (35.0%)    $13,084,000      35.0%     $23,258,000      34.0%
Puerto Rican income                     (910,000)     (1.0)      (2,855,000)     (7.6)      (2,786,000)     (4.1)
Foreign income taxed at a
  different effective rate             1,438,000       1.7          315,000        .8       (1,476,000)     (2.2)
State income taxes, net of
  federal tax benefit                 (4,989,000)     (5.7)         878,000       2.4        2,141,000       3.1
Amortization of intangibles              829,000        .9          839,000       2.2          781,000       1.2
Valuation allowance                    2,298,000       2.6          --           --            --           --
Deferred tax adjustment due to
  federal tax rate change                --                        (815,000)     (2.2)         --           --
Other                                  1,033,000       1.2         (673,000)     (1.8)        (712,000)     (1.0)
                                    ------------                -----------                -----------
                                     $30,762,000)    (35.3%)    $10,773,000     28.8%     $21,206,000      31.0%
                                    ------------      -----     -----------     -----     -----------      -----
                                    ------------      -----     -----------     -----     -----------      -----

The U.S. Internal Revenue Service completed its examination of the Company's tax returns through the fiscal year 1989 and for fiscal year 1991 resulting in no material impact on the Company.

4. FOREIGN OPERATIONS

Net current assets and net sales of the Company's foreign subsidiaries and branches operating outside of the United States, and the Company's equity in net assets and net earnings of such operations were:

                                                 1995                 1994                 1993
                                             ------------         ------------         ------------
          Net current assets                 $ 80,147,000         $ 89,307,000         $ 88,063,000
          Equity in net assets                108,009,000           97,316,000           94,984,000
          Net sales                           182,190,000          159,454,000          169,032,000
          Net earnings                          9,238,000            7,997,000            9,508,000

The equity adjustment from foreign currency translation is comprised of the following:

                                                                      YEARS ENDED MARCH 31
                                                                 -------------------------------
                                                                    1995                1994
                                                                 -----------         -----------
          Opening balance                                        $20,404,000         $14,739,000
          Current year                                            (1,455,000)          5,665,000
                                                                 -----------         -----------
          Ending balance                                         $18,949,000         $20,404,000
                                                                 -----------         -----------
                                                                 -----------         -----------

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." At March 31, 1995, the Company has entered into forward foreign exchange contracts in the amount of $13,700,000 related to intercompany loans between certain of its subsidiaries. The forward exchange contracts are intended to reduce the risk of fluctuating exchange rates on intercompany loan arrangements. In April, 1995, $7,000,000 of forward foreign exchange contracts matured. The remaining contracts totaling $6,700,000 mature in March, 1996.

5. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable consisting of borrowings from banks under available lines of credit were $4,096,000, $1,834,000 and $645,000 and the current portion of long-term debt was $1,320,000, $3,875,000 and $1,305,000 at March 31, 1995, 1994
and 1993, respectively. Data related to the amount of short-term borrowings outstanding during the year and related interest rates are not presented since they are immaterial.

The Company has available various bank credit lines amounting to $185,500,000 of which $160,000,000 is for domestic borrowings and $25,500,000 is for international borrowings. The availability of the lines of credit is subject to review by the banks involved. Commitment fees are immaterial.

Long-Term Debt

Long-term debt at March 31 is summarized below:

                                                                               1995              1994
                                                                            -----------       -----------
Connecticut Development Authority Industrial Development Bond, 6.75%
  payable October 1, 1998                                                   $ 4,300,000       $ 4,300,000
Secured Italian lira term loan, adjustable rate payable in quarterly
  installments from April 1, 1996 to July 1, 2001                             3,010,000           --
Secured Italian lira term loan, adjustable rate payable in quarterly
  installments from March 31, 1996 to June 30, 2001                           3,010,000           --
City of Decatur, Illinois adjustable rate Industrial Revenue Bond
  payable December 1, 2010                                                    3,000,000         3,000,000
Promissory Notes, 5.86%, payable no later than September 12, 1996             2,633,000         2,940,000
Unsecured French franc term loan, 7.59%, payable August 6, 2001               2,434,000           --
Unsecured French franc term loan, 7.75%, payable August 6, 2001               2,434,000           --
Unsecured Australian dollar term loan, 9.64%, payable in equal annual
  installments from July 28, 1995 to July 28, 1998                            1,479,000           --
Unsecured Italian lira loans, rates of 4.5%-10.8%, payable in
  semi-annual installments through July 2002                                  1,460,000         2,200,000
New Jersey Economic Development Authority Bonds, 7 3/8%, payable in annual installments of $65,000 through 1999, and $70,000 through
  September 1, 2004                                                             675,000           740,000
Other                                                                           --                  4,000
                                                                            -----------       -----------
                                                                             24,435,000        13,184,000
Less, current portion of long-term debt included in notes payable            (1,320,000)       (3,875,000)
                                                                            -----------       -----------
                                                                            $23,115,000       $ 9,309,000
                                                                            -----------       -----------
                                                                            -----------       -----------

Maturities of long-term debt for each of the four fiscal years 1997 through 2000 are $2,917,000, $4,927,000, $584,000 and $169,000, respectively.

Interest on the Decatur, Illinois Industrial Revenue Bond is 72% of the prime rate (unless earlier converted to a fixed rate at the Company's option) through December, 1995, adjustable thereafter.

The secured Italian lira loans are secured by irrevocable Letters of Credit and expire 30 days after the loan maturity. Commitment fees are immaterial. Interest on these loans is the Milan Interbank Offered Rate plus a nominal increment, adjusted quarterly.

The Company issued promissory notes in connection with the acquisition of the net assets of Youngs Drug Products Corporation and affiliates. Prepayments of all or portions of the notes are required as certain contractual conditions are satisfied.

The Company's revolving credit facility and the Connecticut Development Authority Industrial Development Bond contain covenants which require that total long-term liabilities will not exceed 40% of total capitalization and that net worth, defined as total stockholders' equity, exclusive of foreign currency translation adjustment and treasury stock, may not be less than $300,000,000.

The fair value of long-term debt, including current maturities was $24,633,000 at March 31, 1995 and $13,543,000 at March 31, 1994.

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

Activity for the years ended March 31, 1995, 1994 and 1993 was as follows:

                                                                               CLASS B           CAPITAL IN
                                                           COMMON              COMMON             EXCESS OF
                                                            STOCK               STOCK             PAR VALUE
                                                         -----------         -----------         -----------
Balance at March 31, 1992                                $34,223,000         $12,982,000         $   --
Conversion of Class B common stock to Common Stock           150,000            (150,000)            --
Tax benefit on appreciation of restricted stock
  awards                                                     --                  --                  637,000
                                                         -----------         -----------         -----------
Balance at March 31, 1993                                 34,373,000          12,832,000             637,000
Conversion of Class B common stock to Common Stock            59,000             (59,000)            --
Tax benefit on appreciation of restricted stock
  awards                                                     --                  --                  845,000
Cost of treasury stock under market value at date of
  award or issuance                                          --                  --                  490,000
                                                         -----------         -----------         -----------
Balance at March 31, 1994                                 34,432,000          12,773,000           1,972,000
Conversion of Class B common stock to Common Stock            96,000             (96,000)            --
Cost of treasury stock under market value at date of
  award or issuance                                          --                  --                  212,000
                                                         -----------         -----------         -----------
Balance at March 31, 1995                                $34,528,000         $12,677,000         $ 2,184,000
                                                         -----------         -----------         -----------
                                                         -----------         -----------         -----------

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

The pension expense for the years ended 1995, 1994 and 1993 included the following components:

                                                            1995                1994                1993
                                                         -----------         -----------         -----------
Service cost-benefits earned during the period           $ 8,019,000         $ 7,416,000         $ 6,398,000
Interest cost on projected benefit obligation             13,689,000          11,474,000          10,983,000
Actual return on assets                                   (1,449,000)        (16,799,000)        (15,149,000)
Net amortization and deferral                            (15,441,000)           (299,000)         (1,173,000)
Curtailment gain                                            (549,000)            --                  --
                                                         -----------         -----------         -----------
     Total pension expense                               $ 4,269,000         $ 1,792,000         $ 1,059,000
                                                         -----------         -----------         -----------
                                                         -----------         -----------         -----------

During the year ended March 31, 1995 the Company recognized a curtailment gain of $549,000 in conjunction with the restructuring program. This gain was included as a credit to the one-time charges for restructuring of operations and facilities.

The following table sets forth the funded status of the plans at March 31, 1995 and 1994:

                                                                      PLANS IN WHICH
                                            -------------------------------------------------------------------
                                                    ASSETS EXCEED                          ACCUMULATED
                                                     ACCUMULATED                            BENEFITS
                                                      BENEFITS                            EXCEED ASSETS
                                            -----------------------------         -----------------------------
                                                1995             1994                 1995             1994
                                            ------------     ------------         ------------     ------------
Actuarial present value of benefit
  obligations:
     Vested                                 $ 91,567,000     $105,300,000         $ 34,468,000     $ 31,215,000
     Nonvested                                 1,992,000        1,840,000            1,573,000          832,000
                                            ------------     ------------         ------------     ------------
Accumulated benefit obligation              $ 93,559,000     $107,140,000         $ 36,041,000     $ 32,047,000
                                            ------------     ------------         ------------     ------------
                                            ------------     ------------         ------------     ------------
Projected benefit obligation                $114,112,000     $127,785,000         $ 49,912,000     $ 45,196,000
Plan assets at fair value                    149,507,000      156,792,000           20,274,000       23,603,000
                                            ------------     ------------         ------------     ------------
Plan assets in excess of (less than)
  projected benefit obligation                35,395,000       29,007,000          (29,638,000)     (21,593,000)
Unrecognized net (gain) or loss               (8,554,000)         (41,000)          (2,613,000)       3,854,000
Prior service not recognized in pension
  costs                                       (1,156,000)      (6,561,000)          13,619,000        7,524,000
Unrecognized net transition (asset)
  liability                                  (10,880,000)     (12,908,000)             384,000          262,000
Minimum liability adjustment                     --               --                  (444,000)        (374,000)
                                            ------------     ------------         ------------     ------------
Prepaid (accrued) pension costs recognized
  in the consolidated balance sheets        $ 14,805,000     $  9,497,000         $(18,692,000)    $(10,327,000)
                                            ------------     ------------         ------------     ------------
                                            ------------     ------------         ------------     ------------

The principal assumptions used in determining 1995, 1994 and 1993 actuarial values were:

     Discount rate                                        7 - 9%
     Rate of increase in compensation levels              4 - 6%
     Expected long-term rate of return on plan assets.    8 -10%

Expense for the employee savings plan under which the Company matches the contributions of participating employees up to a designated level was $1,597,000, $1,488,000 and $1,340,000 in 1995, 1994 and 1993 respectively.

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

The components of the postretirement benefit expense for the years ended March 31, 1995 and 1994 are:

                                                                       1995                1994
                                                                    -----------         -----------
        Service cost -- benefits earned during the year             $ 2,068,000         $ 2,416,000
        Interest cost on accumulated postretirement benefit
          obligation                                                  3,770,000           4,531,000
        Net amortization and deferral                                (3,198,000)         (2,516,000)
        Curtailment gain                                             (3,357,000)            --
                                                                    -----------         -----------
        Net periodic postretirement benefit expense (income)        $  (717,000)        $ 4,431,000
                                                                    -----------         -----------
                                                                    -----------         -----------

During the year ended March 31, 1995 the Company recognized a curtailment gain of $3,357,000 in conjunction with the restructuring program. This gain was included as a credit to the one-time charges for restructuring of operations and facilities.

The following table sets forth the accumulated postretirement benefit obligation of the plans at March 31, 1995 and 1994:

                                                                       1995                1994
                                                                    -----------         -----------
        Retirees                                                    $24,584,000         $30,425,000
        Active participants eligible for retirement                  10,322,000          13,366,000
        Other active participants                                    12,673,000          18,020,000
                                                                    -----------         -----------
        Accumulated postretirement benefit obligation                47,579,000          61,811,000
        Unrecognized net gain (loss)                                  9,826,000          (7,281,000)
        Unrecognized prior service credit                            11,564,000          17,274,000
                                                                    -----------         -----------
        Accrued postretirement benefit obligation                   $68,969,000         $71,804,000
                                                                    -----------         -----------
                                                                    -----------         -----------

The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation is 14 percent for 1995 trending to 5 percent over a nine-year period. A one percent increase in the assumed respective annual medical cost trend rate would increase the accumulated postretirement benefit obligation by approximately $3,000,000 and the service and interest components of net postretirement benefit expense by $400,000.

Other principal actuarial assumptions used in determining the accumulated postretirement benefit obligation were:

               Discount rate                                                    7-9%
               Rate of increase in compensation levels                          4-6%

Effective April 1, 1993, the Company also adopted SFAS No. 112 "Employers' Accounting for Postemployment Benefits". SFAS No. 112 requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement. The cumulative effect of adopting SFAS No. 112 resulted in a pre-tax charge of $4,700,000 or $2,820,000 after taxes ($.06 per share). Annual ongoing costs for these benefits related to the adoption of this statement are not material.

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

As to participants awarded more than $7,500, partial payment is made in the year of the grant, and the balance is payable with interest in ten annual installments starting after death, disability, retirement or discharge, or in reduced amounts after voluntary resignation. There were no awards made in 1995, 1994 and 1993 under the plan.

10. RESTRICTED STOCK AWARD PLAN

The plan as amended provides for awards of not more than 2,750,000 shares of common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization to key employees, to be issued either immediately after the award or at a future date. As a result of the three-for-one stock split in April 1992 and the issuance of the Class B common stock in 1987, the 2,750,000 shares of common stock provided for in the Plan has been adjusted to 5,593,154 shares. As provided in the Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of five years from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over a five year period commencing at the date of the award.

Award transactions for the past three years were:

                                                                         SHARES
                                                      ---------------------------------------------
                                                        1995              1994              1993
                                                      ---------         ---------         ---------
          Cumulative awards--beginning of year        3,417,122         3,384,227         3,314,685
          New awards                                     49,128            32,895            69,542
                                                      ---------         ---------         ---------
          Cumulative awards--end of year              3,466,250         3,417,122         3,384,227
                                                      ---------         ---------         ---------
                                                      ---------         ---------         ---------

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Included in total outstanding awards of 672,326 shares at March 31, 1995 are 505,760 shares to be issued at a future date no later than five years from the date of the award. For shares that have been issued, the market value at the date of the awards was $2,672,000, $4,924,000 and $250,000 in 1995, 1994, and 1993, respectively. The cost of treasury stock for these awards was $2,463,000, $4,434,000 and $260,000 in 1995, 1994 and 1993, respectively. Awards forfeited during the year and returned to treasury stock consisted of 1,453 shares valued at $21,300. The differences between the market value at the date of the awards and the cost of the treasury stock were included in capital in excess of par value or retained earnings.

11. ACQUISITIONS

In August, 1994, the Company acquired the Sante Beaute line of products in France for approximately $21,000,000. This business consists of the Email Diamant oral hygiene products, Lineance body care products and other skin and bath products.

In August, 1994, the Company acquired Technogenetics S.r.l., a subsidiary of Recordati S.p.A. for approximately $5,900,000 in Italy. Technogenetics manufactures and sells diagnostic test kits used by clinical laboratories for the diagnosis of human diseases.

In July, 1994, the Company acquired for approximately $3,700,000 the Curash line of baby care and other consumer products in Australia.

In March, 1993, the Company acquired Icart, S.A. for approximately $8,300,000. Icart, S.A. manufactures and markets a line of depilatory products, hand and body creams and lotions, footcare products and other toiletries in Spain.

These acquisitions are being accounted for by the purchase method and, accordingly, their results of operations are included in the Company's results of operations from the acquisition date. Pro forma results of operations are not presented since the effect would not be material.

12. SHORT-TERM INVESTMENTS

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

At March 31, 1995, all such investments were intended to be held to maturity as defined in SFAS No. 115 and have contractual maturities of less than one year. The amortized cost approximated fair value. The amortized cost of certificates of deposit and securities issued by the Canadian government were $9,286,000 and $8,902,000, respectively, and are classified in "Short-Term Investments".

13. RESTRUCTURING OF OPERATIONS AND FACILITIES

Prompted by the discontinuance of its line of iodinated glycerol formulation of Organidin products and by the significant adverse effect on existing and potential sales of Felbatol (felbamate) due to use restrictions, the Company is engaged in a restructuring program which is intended to reduce costs and increase efficiencies.

As part of the restructuring program, the Company has substantially reduced its pharmaceutical sales force and marketing support staff and virtually eliminated its Wallace Laboratories Division internal research and development capability. However, the Company will continue its research and development of Astelin (azelastine) for rhinitis, and taurolidine, an antitoxin for the treatment of sepsis, and to the extent such work exceeds the Company's remaining internal research and development resources, such work will be done through independent research facilities. The consolidation of its manufacturing operations resulted in the closure of the Company's plants in Humacao and Rincon, Puerto Rico and the planned closure of its East Windsor, New Jersey facility. In addition, the Company is in the process of relocating one of its divisions to its Cranbury, New Jersey facility.

In connection with the restructuring described above, the Company incurred one-time pre-tax charges in the year ended March 31, 1995 of $74,060,000 consisting primarily of employee termination costs ($28,000,000), plant closing costs including equipment write-offs ($23,000,000) and costs associated with the planned subleasing of office space on which the Company holds a long-term lease ($19,400,000). A $1,800,000 charge related to the office relocation is expected to be incurred in the fiscal year ending March 31, 1996.

The Company has closed and disposed of its Humacao and Rincon, Puerto Rico facilities. The East Windsor, New Jersey plant is scheduled to be closed by October, 1995. Net plant closing costs of $5,000,000 have been charged against the restructuring liability through March 31, 1995.

The total anticipated reduction in the number of employees will be approximately 910 including 95 vacancies that will not be filled and represents 31% of the Company's total domestic workforce, including 41% of its pharmaceutical sales force.

Of the total planned staff reductions, 417 employees have been terminated through March 31, 1995 with employee termination costs of $8,600,000 charged against the restructuring liability. In addition, approximately 40 positions have been eliminated as a result of voluntary resignations.

Approximately $61,600,000 of the $74,060,000 in restructuring charges remain to be utilized in future periods.

The Company is continuing to review its operations and may take other steps to reduce costs and increase efficiencies in the future which may result in additional one-time charges.

14. BUSINESS SEGMENTS

Information on the Company's Business Segments is presented below--dollars in thousands. (See also "Management's Discussion and Analysis of Results of Operations and Financial Condition" on page 8 and "Description of Business Segments" on page 13). Fiscal year 1993 identifiable asset information has been restated to reflect the change in accounting for income taxes.

Business Segments                                                              MARCH 31
                                                            -----------------------------------------------
                                                              1995                1994               1993
                                                            ---------           --------           --------
Sales
  Health Care                                               $ 262,785           $296,621           $281,036
  Consumer
     Anti-Perspirants and Deodorants                          123,146            124,547            128,321
     Other Consumer Products                                  277,711            243,621            244,154
                                                            ---------           --------           --------
  Consolidated                                              $ 663,642           $664,789           $653,511
                                                            ---------           --------           --------
                                                            ---------           --------           --------
Operating Profit
  Health Care                                               $ (51,222)(a)       $ 37,223           $ 56,465(e)
  Consumer
     Anti-Perspirants and Deodorants                          (10,758)(b)         (4,766)            (1,512)
     Other Consumer Products                                   31,547 (c)         53,473             58,292
  Interest income net of interest (expense)                     1,062                363              1,200
  Other (expense) net of other income                          (1,765)            (6,614)            (7,039)
  General corporate expenses                                  (55,894)(d)        (42,297)           (39,000)
                                                            ---------           --------           --------
  Earnings before taxes on income                           $ (87,030)          $ 37,382           $ 68,406
                                                            ---------           --------           --------
                                                            ---------           --------           --------
Identifiable Assets
  Health Care                                               $ 188,316           $219,920           $241,819
  Consumer
     Anti-Perspirants and Deodorants                           72,620             81,347             79,597
     Other Consumer Products                                  231,525            197,550            195,290
  Corporate Assets                                            187,763            129,745             78,844
                                                            ---------           --------           --------
  Total Assets                                              $ 680,224           $628,562           $595,550
                                                            ---------           --------           --------
                                                            ---------           --------           --------

(a) Includes one-time pre-tax charges of $17,500 related to the discontinuance of the Organidin (iodinated glycerol) line, $37,780 related to the provision for loss on Felbatol and $37,697 related to restructuring.

(b) Includes one-time pre-tax charge of $5,503 related to restructuring.

(c) Includes one-time pre-tax charge of $18,685 related to restructuring.

(d) Includes one-time pre-tax charge of $12,175 related to restructuring.

(e) Includes non-recurring income of $10,000 related to a licensing agreement.

Business Segments Continued                                                    MARCH 31
                                                            -----------------------------------------------
                                                              1995                1994               1993
                                                            ---------           --------           --------
Depreciation and Amortization
  and Capital Expenditures
Depreciation and Amortization
  Health Care                                               $  11,521           $ 11,314           $ 10,228
  Consumer
     Anti-Perspirants and Deodorants                            3,808              3,764              3,656
     Other Consumer Products                                    8,002              6,908              7,095
                                                            ---------           --------           --------
  Total Operating Segments                                  $  23,331           $ 21,986           $ 20,979
                                                            ---------           --------           --------
                                                            ---------           --------           --------
Capital Expenditures
  Health Care                                               $   4,640           $  5,261           $ 12,373
  Consumer
     Anti-Perspirants and Deodorants                            1,877              7,400              2,652
     Other Consumer Products                                   11,631              9,412              9,598
                                                            ---------           --------           --------
  Total Operating Segments                                  $  18,148           $ 22,073           $ 24,623
                                                            ---------           --------           --------
                                                            ---------           --------           --------
Geographic Areas
Sales
  U.S.A.                                                    $ 481,452           $505,335           $484,479
  Other North America                                          60,841             62,470             68,698
  Other Countries                                             121,349             96,984            100,334
                                                            ---------           --------           --------
  Consolidated                                              $ 663,642           $664,789           $653,511
                                                            ---------           --------           --------
                                                            ---------           --------           --------
Operating Profit
  U.S.A.                                                    $ (43,765)(a)       $ 72,732           $ 97,870(e)
  Other North America                                           5,887 (b)          5,564              7,461
  Other Countries                                               7,445 (c)          7,634              7,914
  Interest income net of interest (expense)                     1,062                363              1,200
  Other (expense) net of other income                          (1,765)            (6,614)            (7,039)
  General corporate expenses                                  (55,894)(d)        (42,297)           (39,000)
                                                            ---------           --------           --------
  Earnings (loss) before taxes on income                    $ (87,030)          $ 37,382           $ 68,406
                                                            ---------           --------           --------
                                                            ---------           --------           --------
Identifiable Assets
  U.S.A.                                                    $ 330,493           $384,413           $403,447
  Other North America                                          37,474             40,608             45,578
  Other Countries                                             124,494             73,796             67,681
  Corporate Assets                                            187,763            129,745             78,844
                                                            ---------           --------           --------
  Total Assets                                              $ 680,224           $628,562           $595,550
                                                            ---------           --------           --------
                                                            ---------           --------           --------

Corporate assets include principally cash and cash equivalents, short-term investments, miscellaneous receivables, deferred taxes and other miscellaneous assets.

(a) Includes one-time pre-tax charges of $17,500 related to the discontinuance of the Organidin (iodinated glycerol) line, $36,830 related to the provision for loss on Felbatol and $60,985 related to restructuring.

(b) Includes a one-time pre-tax charge of $950 related to the provision for loss on Felbatol.

(c) Includes a one-time pre-tax charge of $900 related to restructuring.

(d) Includes a one-time pre-tax charge of $12,175 related to restructuring.

(e) Includes non-recurring income of $10,000 related to a licensing agreement.

15. RENTAL EXPENSE AND LEASE COMMITMENTS

Rental expense, in thousands of dollars, for operating leases with a term greater than one year for 1995, 1994 and 1993 was as follows:

                            REAL PROPERTY
YEAR ENDED       REAL        SUB-RENTAL       NET REAL     EQUIPMENT
 MARCH 31      PROPERTY        INCOME         PROPERTY     AND OTHER
- -----------    --------     -------------     --------     ---------
   1995         $8,320          $(688)         $7,632       $ 6,389
   1994          8,322           (688)          7,634         7,250
   1993          8,809           (690)          8,119         7,051

Minimum rental commitments, in thousands of dollars, under non-cancellable leases in effect at March 31, 1995 were as follows:

MINIMUM RENTAL       REAL       EQUIPMENT     CAPITAL LEASE
  COMMITMENTS      PROPERTY     AND OTHER      OBLIGATIONS
- ---------------    --------     ---------     -------------
     1996          $ 8,183       $   319          $  52
     1997            7,457           182             49
     1998            7,270            68             28
     1999            7,089            11             24
     2000            6,776         --                21
   2001-2012        80,916         --                38
                                              -------------
                                                    212
Less interest and executory cost                    (44)
                                              -------------
Present value of minimum lease payments
  (of which $37 is
  included in current liabilities)                $ 168
                                              -------------
                                              -------------

The one-time charges for restructuring of operations and facilities recorded in the year ended March 31, 1995 include approximately $15,900,000 of rental costs associated with subleasing office space on which the Company holds a long-term lease. This amount is included in the real property rental commitments indicated above.

16. SUPPLEMENTAL FINANCIAL INFORMATION

The following is presented in support of balance sheet captions:

                                                                                       MARCH 31
                                                                              --------------------------
                                                                                1995              1994
                                                                              --------          --------
Intangible Assets:                                                              (dollars in thousands)
  Excess of purchase price of businesses acquired over the
    net assets at date of acquisition                                         $111,145          $ 86,572
  Trademarks                                                                    30,159            28,782
  Other                                                                         35,231            38,342
                                                                              --------          --------
                                                                               176,535           153,696
  Accumulated amortization                                                      46,683            43,483
                                                                              --------          --------
                                                                              $129,852          $110,213
                                                                              --------          --------
                                                                              --------          --------
Accounts Payable:
  Trade                                                                       $ 28,596          $ 26,609
  Other                                                                          2,722             1,235
                                                                              --------          --------
                                                                              $ 31,318          $ 27,844
                                                                              --------          --------
                                                                              --------          --------
Accrued Expenses:
  Salaries and wages                                                          $ 23,390          $ 25,313
  Advertising and promotion                                                     20,678            13,330
  One-time charges                                                              32,617             --
  Retirement plans                                                              17,063             8,578
  Other                                                                         40,677            24,820
                                                                              --------          --------
                                                                              $134,425          $ 72,041
                                                                              --------          --------
                                                                              --------          --------
Other Long-Term Liabilities:
  One-time charges                                                            $ 31,438          $  --
  Other                                                                         16,626            16,013
                                                                              --------          --------
                                                                              $ 48,064          $ 16,013
                                                                              --------          --------
                                                                              --------          --------

17. FELBATOL (FELBAMATE)

On August, 1, 1994, the Company disclosed that it had sent a letter to approximately 240,000 physicians recommending, in conjunction with the FDA, the immediate withdrawal of patients from treatment with Felbatol (felbamate), unless, in the physician's judgment, an abrupt withdrawal would be deemed to pose a more serious risk to the patient.

Carter-Wallace's recommendation was prompted by reports of ten cases of aplastic anemia in association with the use of Felbatol. No such cases were observed during the premarketing, clinical testing and development of Felbatol.

On September 21, 1994, after discussions with the FDA, the Company mailed a letter alerting physicians to the risk of acute liver failure in association with the use of Felbatol and the need to monitor liver function in all patients who are still taking the drug.

On September 27, 1994, the FDA's Peripheral and Central Nervous System Drugs Advisory Committee met to discuss the continued availability of Felbatol. The Committee recommended that the drug remain available only for patients with severe epilepsy for whom the benefits outweigh the risks, and that changes be made to the product's labeling to reflect the risk of acute liver failure.

Carter-Wallace introduced Felbatol in September, 1993 for the treatment of partial seizures with and without secondary generalization in adults and for Lennox-Gastaut Syndrome, a serious form of childhood epilepsy.

Due to substantial introductory spending levels and continued research and development, the Company incurred losses with respect to Felbatol since introduction and for the fiscal 1995 period.

As a result of the Felbatol matters discussed above, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $37,780,000, primarily related to inventory write-offs ($15,400,000) in excess of sales projections, purchase and other commitments ($9,900,000) and anticipated product returns including trade announcements ($4,500,000). Depending on future sales levels, additional inventory write-offs may be required. At the present time Felbatol continues to be available on the market. If for any reason the product at some future date is no longer available in the market, the Company will incur an additional one-time charge that would have a material adverse effect on the Company's results of operations and possibly on its financial condition. Should the product no longer be available, the Company currently estimates that the additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, will be in the range of $30,000,000 to $35,000,000 on a pre-tax basis.

As previously reported, the Company entered into a licensing agreement with Schering-Plough Corporation, granting Schering-Plough exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol. Separately, Schering-Plough and Carter-Wallace agreed that, under certain circumstances, they will put into effect a co-promotional arrangement with respect to a Schering-Plough pharmaceutical product to be determined in the future. The matters discussed above will likely result in a significant adverse effect on the amount of royalties and fees, if any, to be received from Schering-Plough in the future under these agreements.

18. REGULATORY MATTERS

In connection with the Food and Drug Administration Drug Efficacy Study implementation program, the FDA initiated a review of the safety and efficacy of the Organidin (iodinated glycerol) products. An FDA Advisory Committee recommended on March 23, 1992 that the products remain on the market pending further FDA review, that certain changes in the product's labeling be made and that doctors be appropriately notified of these labeling changes. The Company implemented these FDA Advisory Committee recommendations and initiated development of additional data to support the safety and efficacy of the products.

On April 22, 1993, the Company received a letter from the FDA requesting that the Company discontinue the marketing of the Organidin (iodinated glycerol) products. Subsequent meetings between the Company and the FDA resulted in an agreement
                                                                              29
reached in June, 1994, under which the Company discontinued the manufacture and shipment of the Organidin (iodinated glycerol) products. The agreement permitted the continued shipping, prescribing and dispensing of existing stocks of Organidin (iodinated glycerol) product then currently in channels of distribution. As noted, the Company has introduced a reformulation of the Organidin expectorant/ antitussive products.

As a result of the agreement noted above, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $17,500,000 primarily related to a provision for any product returns ($8,500,000) and for inventory write-offs ($3,600,000).

Sales and pre-tax operating profits of the Organidin (iodinated glycerol) line included in the year ended March 31, 1995 were $20,800,000 and $11,400,000, respectively, compared to sales and pre-tax operating profits included in the year ended March 31, 1994 of $74,400,000 and $31,600,000, respectively. Sales and pre-tax operating profits for the fiscal year ended March 31, 1993 were $43,400,000 and $7,600,000, respectively. Organidin operating profits were computed on a basis consistent with that used to report operating profits for the Health Care business segment in the Company's Annual Report.

19. LITIGATION INCLUDING ENVIRONMENTAL MATTERS

Environmental Matters

The United States Environmental Protection Agency ("EPA") advised Carter-Wallace Inc. and over 200 other companies in 1982 that they may be potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to waste deposited at the Lone Pine Landfill in Freehold, N.J. The Company and over 115 other companies without admitting liability, have entered into two consent decrees with EPA agreeing to conduct a cleanup of the Lone Pine Landfill and the cleanup is in progress. The total estimated cost of the cleanup is $103 to $124 million in current dollars. Carter-Wallace's share of the cleanup is estimated to be $8.4 to $10.2 million, of which it has paid about $6.9 million to date. In August, 1989, the Company instituted suit in New Jersey state court against twenty-two insurers to recover, inter alia, the Company's share of costs at Lone Pine. The Company has reached settlements in this case with 18 of the insurers. To date, the Company has received approximately $10.4 million in settlement payments, including reimbursement of certain legal fees, and is scheduled to receive additional amounts over the next two years. Thus, the Company expects to be fully reimbursed for its share of the currently estimated costs at Lone Pine.

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May, 1991, EPA issued special notice letters under CERCLA to Lambert Kay and about 50 other PRPs notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September, 1991 and in February, 1994, the Company and 21 other PRPs, without admitting liability, entered into consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site including the remedial investigation and feasability study and to reimburse EPA for certain costs. The estimated cost of this work is about $4 million. The Company's share of this cost is estimated to be $114,500 to $129,400, of which the company has paid about $99,000. In addition, the Company and other settling PRPs have sued certain nonsettlors for their share of these costs and have obtained some settlement recoveries. Based on preliminary information from the investigation work (which is not completed), the total cost for performing the current and future work at Barkhamsted, including the investigation work, is estimated to be $13.3 to $41.3 million. Based on expected PRP participation in future cleanup work and other factors, the Company anticipates that its share of all cleanup costs (including costs incurred to date) will be not more than 4 to 5% or about $532,000 to $2,065,000. Thus, although applicable environmental law provides for joint and several liability for the cost of cleanup work, the Company believes, based on present estimates, that substantially all of the cleanup costs will be paid by other PRPs.

The Company believes, based upon the information available at this time, that the matters discussed above will not have a material effect on its financial statements.

Other Litigation

Two federal securities class action suits filed in 1994 by stockholders against the Company and certain of its present and former officers in the United States District Court, Southern District of New York have been consolidated for all purposes and the plaintiffs have filed a Consolidated Amended Complaint. The consolidated action purports to be on behalf of all persons who purchased the Company stock in the period from January 20, 1994 through July 31, 1994. The complaint alleges that certain statements made by the Company with respect to future sales and marketing prospects for Felbatol were false and fraudulent, and that the Company omitted to state material facts necessary to make the statements made not misleading. The complaint seeks damages in an unspecified amount.

In December, 1994, an alleged shareholder of the Company instituted an action in the Supreme Court of the State and County of New York which purports to be brought derivatively on behalf and for the benefit of the Company against the directors of the Company for breach of fiduciary duty, gross mismanagement and waste of corporate assets in connection with the development and marketing of Felbatol. The complaint seeks unspecified compensatory and punitive damages.

A product liability class action was filed against the Company in August, 1994, in the United States District Court, Northern District of California. The complaint which was amended in early 1995, purports to be on behalf of all persons who suffered or may suffer an injury as a result of using Felbatol. The complaint alleges that the Company is liable for strict product liability, negligence, breach of express and implied warranty and negligent misrepresentation related to side effects of Felbatol. The complaint seeks unspecified compensatory and punitive damages and injunctive relief. The District Court order certifying the case as a class action is on appeal to the U.S. Court of Appeals for the Ninth Circuit.

A product liability class action against the Company in the United States District Court for the Eastern District of Pennsylvania for injury allegedly suffered as a result of using Felbatol has been consolidated with the action in the Northern District of California.

In addition to the above, one state court class action and seven individual product liability actions related to Felbatol have been filed against the Company. The complaints in certain of the actions seek compensatory and punitive damages ranging from $10,000 to $56,000,000 and in the aggregate $10,400,000 in compensatory damages and $52,100,000 in punitive damages and the remainder of the cases seek unspecified damages. The Company has product liability insurance in the amount of $88,000,000 applicable to these actions.

The Company along with numerous other drug manufacturers, wholesalers and suppliers, was named in a consolidated and amended class action suit filed in August, 1994 in the California Superior Court, San Francisco County, brought on behalf of all California community retail pharmacists who have purchased any brand name prescription drugs since August, 1989. The complaint alleged that the defendants, including the Company, entered into a conspiracy to fix prices for brand-name prescription drugs and gave lower prices to certain favored purchasers while the alleged favored prices were denied to the plaintiffs. Upon defendants' motion, the plaintiffs' class claims of price discrimination were stricken from the complaint and a Second Consolidated and Amended Complaint ("Second Amended Complaint") filed in December, 1994 repeating these price discrimination counts as individual claims. The second Amended Complaint contains the same substantive class price fixing claims and, like its predecessor, seeks injunctive relief and unspecified trebled compensatory damages, restitution of amounts by which defendants were unjustly enriched and litigation costs.

The Company along with numerous other drug manufacturers has been named in a class action suit filed July, 1994 in California Superior Court, County of San Francisco, brought on behalf of a class of California consumers who purchased drugs from independent retail pharmacies alleging that certain drug manufacturers and wholesalers and suppliers, including the Company, conspired to fix prices for brand-name prescription drugs that were sold to California independent retail pharmacists. The complaint seeks unspecified trebled compensatory damages relating to overcharges, restitution of amounts by which defendants were unjustly enriched and litigation costs.

The Company, along with numerous other drug manufacturers, an Alabama drug wholesaler and a national mail-order pharmacy, had initially been named in a class action suit filed May, 1994 in the Alabama Circuit Court, Greene County, brought on behalf of a class of independent drug stores and pharmacies and alleging that the named, and certain unnamed, defendants
                                                                              31
discriminated against the plaintiffs in according more favorable prices to mail-order pharmacies and large health care providers pursuant to an alleged conspiracy to regulate or fix the price, or limit the quantity, of prescription drugs sold in the State of Alabama in violation of Alabama law. By a First Amended Complaint dated January 17, 1995, the three named plaintiffs retracted all class claims, restated each of the aforementioned allegations as individual claims against each of the previously-named defendants, and added the following two additional state common-law counts:

(i) fraudulent suppression (alleging that the defendants had fraudulently suppressed the fact that they had charged less to mail-order pharmacies, wholesale distributors and/or large health care providers); and

(ii) civil conspiracy (claiming that the defendants had conspired to restrain or monopolize trade and essentially repeating the state statutory conspiracy claim). The First Amended Complaint, like its predecessor, seeks unspecified compensatory and punitive damages and litigation costs, as well as injunctive and declaratory relief.

In October, 1992, a suit was filed by Unilever against the Company's subsidiary in the United Kingdom alleging patent infringement by certain of the Company's diagnostic products. The complaint seeks injunctive relief and unspecified compensatory damages.

The Company believes, based on opinion of counsel, it has good defenses to each of the above-described legal actions and should prevail.

In June, 1993, a suit was filed by Becton Dickinson & Co., in the United States District Court, Eastern District of North Carolina, against several companies, including the Company, alleging patent infringement by certain of the Company's diagnostic products. The Company has settled this litigation by paying $2,000,000 for alleged prior infringements and will pay on-going royalties on future sales of the covered products.

Additional product liability claims related to Felbatol use have been threatened against the Company. At this point, the Company cannot evaluate the merits of such claims and does not know whether or to what extent legal actions will arise from such claims and, therefore, is unable to predict the financial impact they may have.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, gross margin, net earnings (loss) and earnings (loss) per share are set forth in the following table (dollars in thousands, except per share amounts).

                                                              QUARTER ENDED
                                             -----------------------------------------------
1995                                         JUNE 30      SEPT. 30     DEC. 31      MARCH 31       TOTAL YEAR
- ----                                         -------      --------     -------      --------       ----------
  Net sales                                  $183,304     $168,111     $156,680     $155,547        $663,642
  Gross margin                                121,021      104,401      102,642      95,260          423,324
  Net earnings (loss)                             441      (47,242)      (4,662)     (4,805 )        (56,268)
  Earnings (loss) per share                       .01        (1.03)        (.10)       (.10 )          (1.22)

1994
- ----
  Net sales                                  $162,750     $150,266     $176,459     $175,314        $664,789
  Gross margin                                106,396       95,698      119,361     110,774          432,229
  Net earnings before cumulative effect
     of accounting changes                      5,835        1,379       12,889       6,506           26,609
  Cumulative effect of accounting changes     (46,639)       --           --          --             (46,639)
  Net earnings (loss)                         (40,804)       1,379       12,889       6,506          (20,030)
  Earnings per share before cumulative
     effect of accounting changes                 .13          .03          .28         .14              .58
  Cumulative effect of accounting changes       (1.02)       --           --          --               (1.02)
  Earnings (loss) per share                      (.89)         .03          .28         .14             (.44)

The quarter ended June 30, 1994 includes one-time charges to pre-tax earnings of $17,500 related to the discontinuance of the Organidin (iodinated glycerol) product line.

The quarter ended September 30, 1994 includes one-time charges to pre-tax earnings of $85,640 consisting of $49,000 for restructuring and $36,640 related to the provision for loss on Felbatol.

The quarter ended December 31, 1994 includes a one-time charge to pre-tax earnings of $20,500 as part of a restructuring program.

The quarter ended March 31, 1995 includes one-time charges to pre-tax earnings of $5,700 consisting of restructuring charges of $9,560 and an addition to the provision for loss on Felbatol of $1,140 reduced in part by a $5,000 reduction to the previously announced restructuring charges, largely the result of a smaller than anticipated loss on the sale of one of the Company's manufacturing facilities. Also included is a $2,000 charge related to settlement of the Becton Dickinson litigation. The effective tax rate benefit for the twelve months ended March 31, 1995 was lower than that reported for the nine months ended December 31, 1994 reflecting finalization of the full year results. This year-end determination resulted in an increase in the provision for income taxes in the quarter ended March 31, 1995.

The quarter ended June 30, 1993 includes one-time charges to earnings reflecting the adoption of SFAS No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions" of $43,819 after taxes or $.96 per share and SFAS No. 112 "Employers' Accounting for Postemployment Benefits" of $2,820 after taxes or $.06 per share.

21. SUBSEQUENT EVENT (UNAUDITED)

In April, 1995 the Company purchased a condom manufacturing facility in Colonial Heights, VA. Expansion of this facility will require significant capital resources that are expected to be financed through long-term borrowing.

The Company decided in mid-May, 1995 to close its condom manufacturing plant in Trenton, New Jersey over a projected period of eighteen to twenty-four months. The condom production currently performed at Trenton will be transferred to the Company's facility in Colonial Heights, VA. The Company expects that the decision to close the Trenton plant will result in future pre-tax one-time charges to earnings of approximately $22,000,000. Most of these charges will be incurred in fiscal year ending March 31, 1996.

                            ------------------------

INDEPENDENT AUDITORS' REPORT

                                                    CERTIFIED PUBLIC ACCOUNTANTS
                                                    345 Park Avenue
KPMG PEAT MARWICK LLP                               New York, NY 10154

The Board of Directors and Stockholders
Carter-Wallace, Inc.:

We have audited the accompanying consolidated balance sheets of Carter-Wallace, Inc. and subsidiaries as of March 31, 1995 and 1994 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended March 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter-Wallace, Inc. and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 3 and 8 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statements No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", No. 109 "Accounting for Income Taxes" and No. 112 "Employers' Accounting for Postemployment Benefits" in 1994.

As a result of the Felbatol matters discussed in Note 17 to the consolidated financial statements, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $37,780,000. As further discussed, depending on future sales levels, additional inventory write-offs may be required. At the present time Felbatol continues to be available on the market. If for any reason the product at some future date is no longer available in the market, the Company will incur an additional one-time charge that would have a material adverse effect on the Company's results of operations and possibly on its financial condition. Should the product no longer be available, the Company currently estimates that the additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, will be in the range of $30,000,000 to $35,000,000 on a pre-tax basis.

As discussed in Note 19 to the consolidated financial statements, the Company is a defendant in several lawsuits including two product liability class action suits, two federal securities class action suits, one state court class action suit and seven individual product liability suits related to Felbatol, three class action suits involving alleged price fixing within the pharmaceutical industry and a patent infringement suit involving the Company's diagnostic products. In addition, an alleged shareholder of the Company instituted an action which purports to be brought derivatively on behalf and for the benefit of the Company against the directors of the Company for breach of fiduciary duty, gross mismanagement and waste of corporate assets in connection with the development and marketing of Felbatol. The Company believes, based on opinion of counsel, it has good defenses to each of the above-described legal actions and should prevail. In addition, product liability claims related to Felbatol use have been threatened against the Company. At this point, the Company cannot evaluate the merits of such claims and does not know whether or to what extent legal actions will arise from such claims, and therefore, is unable to predict the financial impact they may have. The ultimate outcome of all of these matters cannot presently be determined. Accordingly, no provision for any liability has been recognized in the accompanying financial statements.

May 3, 1995

Carter-Wallace, Inc. and Subsidiaries

BOARD OF DIRECTORS

Henry H. Hoyt, Jr.
Chairman and Chief Executive Officer

Daniel J. Black
President and Chief Operating Officer

David M. Baldwin
Chairman, David M. Baldwin Realty Company, Inc.

Dr. Richard L. Cruess
Professor of Surgery, Center for Medical Education,
McGill University
Montreal, Quebec, Canada

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

Herbert M. Rinaldi
Partner
Carella, Byrne, Bain, Gilfillan, Cecchi, Stewart & Olstein

Paul A. Veteri
Vice President, Finance and Chief Financial Officer

SCIENTIFIC ADVISORY BOARD

Joseph S. Harun, M.D., Chairman
Former Vice President, Medical and Scientific Affairs
Carter-Wallace, Inc.

Paul Calabresi, M.D.
Professor of Medicine and Chairman Emeritus,
Department of Medicine
Brown University
Providence, RI

Robert E. Canfield, M.D.
Irving Professor of Medicine
Columbia University, College of Physicians and Surgeons
New York, NY

Barton F. Haynes, M.D.
Chairman, Department of Medicine
Duke University Medical Center
Durham, NC

Noel Rose, M.D., Ph.D.
Professor of Pathology, Molecular Microbiology and Immunology
Director of Immunology
Johns Hopkins University, Schools of Medicine and Public Health
Baltimore, MD

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

      EXECUTIVE OFFICES
      1345 Avenue of the Americas, New York, N.Y. 10105
      212-339-5000

      RESEARCH LABORATORIES
      Cranbury, New Jersey
      Montreal, Canada

      MANUFACTURING PLANTS
      Colonial Heights, Virginia
      Cranbury, New Jersey
      Decatur, Illinois
      Santa Ana, California
      Trenton, New Jersey
      Winsted, Connecticut
      Montreal, Canada
      Toronto, Canada
      Folkestone, England
      Milan, Italy
      Pisa, Italy
      Mexico City, Mexico
      Barcelona, Spain

      TRANSFER AND DISBURSING AGENTS
      The Bank of New York
      101 Barclay Street
      New York, N.Y. 10286
      800-524-4458

      Midlantic National Bank
      499 Thornall Street
      Edison, N.J. 08818
      908-321-8000

      REGISTRAR OF STOCK
      The Bank of New York
      101 Barclay Street
      New York, N.Y. 10286

      SHAREHOLDER RELATIONS
      Ruder Finn, Inc.
      800-984-1777

                             CARTER-WALLACE, INC.
                          1345 Avenue of the Americas
                               New York, NY 10105