Form 10-K405, Exhibit 13
period 1996-03-31
CARTER WALLACE INC /DE/
filed 1996-06-20
CIK 18000

                                CARTER-WALLACE

                       ANNUAL REPORT FOR THE YEAR
                                     ENDED MARCH 31 1996

                    CARTER-WALLACE, INC.
                    ANNUAL REPORT
                    For the year ended March 31, 1996

                                   FINANCIAL HIGHLIGHTS                 1996              1995
                           Net sales                                $658,940,000      $663,642,000
                           Earnings before one-time charges and
                             taxes                                    54,797,000        42,310,000
                           Earnings (loss) before taxes               12,797,000       (87,030,000)
                           Net earnings (loss)                         7,550,000       (56,268,000)
                           Earnings per share before one-time
                             charges                                      $  .70            $  .53
                           Earnings (loss) per share                      $  .16            $(1.22)
                           Dividends                                   7,384,000        13,372,000
                           Dividends per share                            $  .16            $  .29
                           Average shares outstanding                 46,160,000        46,108,000
                           Number of stockholders of record
                                Common                                     2,894             3,247
                                Class B common                             1,605             1,797

                C/W
                The Company markets
                toiletries, pharmaceuticals,
                diagnostic specialties,
                proprietary drugs and pet products

   CONTENTS

   Report to Stockholders                                                      2

   Summary of Selected Financial Data                                          7

   Management's Discussion and
     Analysis of Results of Operations
     and Financial Condition                                                   8

   Description of Business Segments                                           13

   Consolidated Balance Sheets                                                14

   Consolidated Statements of Earnings
     and Retained Earnings                                                    16

   Consolidated Statements of Cash Flows                                      17

   Notes to Consolidated Financial Statements                                 18

   Independent Auditors' Report                                               35

   Directors and Officers                                                     36

REPORT TO STOCKHOLDERS

In the fiscal year ended March 31, 1996 the Company's consolidated sales were $658,940,000 compared to the prior year's sales of $663,642,000.

The Company earned $.16 per share for the fiscal year ended March 31, 1996 compared to a loss of $1.22 per share in the prior year after consideration of one-time charges in both years. Excluding these one-time charges, earnings per share were $.70 for the fiscal year ended March 31, 1996 compared with earnings of $.53 per share for the fiscal year ended March 31, 1995, an increase of 32%.

SALES

Sales in the Company's two business segments were Consumer Products $412,362,000 and Health Care Products $246,578,000. Consumer Products were 63% and Health Care Products were 37% of total sales. These sales compare to a year ago of $400,857,000 and $262,785,000, respectively.

Foreign sales by subsidiaries and branches operating outside the United States were $206,576,000 for fiscal year ended March 31, 1996 compared with $182,190,000 the previous year. This represents 31% and 27%, respectively of total sales. Health Care Products accounted for 39% and Consumer Products 61% of foreign sales. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $2,400,000.

DIVIDENDS

Dividends of $.16 per share were paid in the fiscal year ended March 31, 1996 compared to $.29 per share in the prior year. The Company has paid dividends for 113 consecutive years.

CARTER PRODUCTS DIVISION

Pressures on pricing and strict control of inventory levels in our retail distribution channels, trends that began to emerge in the early part of this decade, continued this past year. Exacerbating these developments were the waning of consumer brand loyalties and consumers' continuing preference for economy pricing. We have faced these challenges with consistent efforts to offer quality products at attractive prices through a new streamlined distribution system.

Our Arrid brand deodorant and anti-perspirant product line continued to enjoy good brand recognition in the anti-perspirant/deodorant market, although some weakness in volume was apparent. Arrid XX and Arrid XX Glide-On remained popular with consumers and sustained their prominent position, despite intense competition in this category. Keeping a product line refreshed with new scents is a major element in the marketing of personal products and Arrid introduced the new, improved Arrid XX Baby Fresh Scent solid in the last quarter of the fiscal year.

Three out of five condoms purchased in the United States were manufactured by Carter-Wallace. Our Trojan, Class Act and Naturalamb condom brands remained leaders in the condom market again this year, with an overall market share of over 60%. The growing consumer popularity of our newest products, Trojan Ultra Texture condom and Trojan Very Thin condom, have helped maintain the leadership position of the Trojan brand. Class Act condoms continue to gain increasing favor in the price/value segment of the condom market.

With over a 45% market share, our Nair line of depilatories remained the preferred brand in this market segment. All forms of Nair -- lotion, cream and roll-on -- have found their distinct niche with consumers. Nair Bleach and Nair Wax hair remover were successfully introduced this year, rounding out our offerings in this product category.

The First Response and Answer pregnancy and ovulation diagnostic test kit lines continued to achieve a substantial share of their respective markets. Using modified formulations of the product, the First Response and Answer Pregnancy Test Kits were improved to enhance accuracy and shorten the timing of results.

The Pearl Drops toothpaste product line was updated with more distinct packaging and improved with a new formulation which features a Triple Action Whitening System.

WALLACE LABORATORIES DIVISION

The Division completed the final phase of its restructuring efforts, which began in 1994, according to schedule. Now operating as a leaner organization, emphasis is on those products that have demonstrated promotional responsiveness such as the cough/cold product lines Rynatan and Organidin NR, and the Soma line of muscle relaxants.

The Division curtailed wide promotion of Felbatol (felbamate) in August of 1994. This antiepileptic drug remains available for those patients whose epilepsy is not controlled by other medication and when the risk of its use is deemed acceptable in light of the benefits it confers. Sales have stabilized with an estimated 8,00010,000 patients receiving Felbatol therapy.

Three Astelin (azelastine) New Drug Applications ("NDAs") are pending at the FDA. Following a unanimous recommendation for approval of the Astelin Nasal Spray NDA for seasonal allergic rhinitis by the FDA's Pulmonary Advisory Committee in November, 1995, the Company received an "approvable letter" in January, 1996. The letter included a request for additional chemistry information that has been developed and will be submitted in June, 1996. Additional formulation work is needed in connection with the Astelin tablet NDA for rhinitis. The Company is unable to determine when and if the Astelin rhinitis NDAs will be approved by the FDA. The Astelin tablet for asthma NDA will be withdrawn as soon as it is determined it is no longer needed to support the rhinitis NDAs.

The Division is actively pursuing pharmaceutical product and company acquisitions as well as co-promotional agreements.

WAMPOLE LABORATORIES

The Division reported a satisfactory performance this past year due to a more stable environment within this segment of the healthcare industry and because of several opportune acquisitions.

A strong contributor to Divisional results this year was the December, 1995 acquisition of the enzyme immunoassay and the immunofluorescent lines of diagnostic products from BioWhittaker, Inc. The immunoassay line includes a broad range of tests for infectious and autoimmune diseases, including products for the growing markets of Lyme disease and H. pylori testing. Concurrently, the Division entered into a separate agreement with Clark Laboratories, Inc. to obtain exclusive marketing rights in the United States for their line of enzyme immunoassay diagnostic tests. In addition, the Division received rights to distribute the Centocor line of IgM capture assays along with a line of tests to detect intestinal pathogens, including C. difficile from Tech Lab, Inc. These agreements strengthen the Division and provide Carter-Wallace with a stronger leadership position in the growing market for enzyme immunoassay testing.

The Division enhanced its market position in the rapid testing segment with the introduction of Rubella-Plus in the March quarter. Rubella-Plus, a rapid assay for the determination of immunity to rubella infections, complements the Division's Mono-Plus, a rapid test for infectious mononucleosis, that was introduced in 1994. The Mono-Plus test continued to post strong sales and has made a significant impact on the Division's success in this segment. Clearview products for pregnancy testing also showed strong gains. However, sales of comparable tests for chlamydia infections were adversely affected by reduced testing in the physician's office.

The Isostat product line for the rapid detection of micro-organisms in the blood, the Stat-Crit system for the rapid measurement of hematocrit levels, and the Zeus Scientific line of immunofluorescent tests all continued to be strong contributors to the Division's success.

LAMBERT KAY

The entire landscape of the pet supply market has undergone enormous changes in the past few years. The Division has been quick to respond to the shifts in distribution channels from the local independent pet store to the pet products warehouse-sized superstore while remaining sensitive to the needs and preferences of the independent pet store.

The Division successfully introduced forty new products and sizes. The stuffed chew toy line was expanded by the addition of a collection of barnyard animals, including cows, pigs, and lambs, and a collection of jungle animals, including elephants, tigers, leopards, koalas, monkeys and other assorted species. The Mother's Helper line of infant animal milk replacers (formulas) for kittens, puppies and orphaned wild animals was well received by the pet trade. Citrus Scented flea and tick collars for cats and dogs which come in assorted colors and containing d-Limonene, were introduced in time for the flea and tick season. The X-O-TROL line was expanded with the addition of flea and tick powder for dogs and cats. Boundary granular repellent was added to the well established Boundary line.

Tuff On Tangles, a new hair brush designed to be effective on mats and tangles in pet coats, was successfully introduced as was the new, improved Fresh'n Clean puppy housebreaking pads containing
Ammonia Guard. Our new Color Guard choke chains and leads in metallic colors were also well received.

The Lassie and Tiny Tiger pet product lines were offered in expanded distribution channels. A popular Lassie and Tiny Tiger product is the new identification flea and tick collar. These collars are favored because they have a serial number imprinted on the collar which is a valuable aid in helping pet owners find their lost pets.

INTERNATIONAL DIVISION

The International Division's sales for the last year advanced to record levels. The strong results were due to the full year benefit of acquisitions completed in 1994 in France, Australia and Italy as well as continued expansion of our business in Latin America. Demand for core products was steady with some revenue improvement derived from price increases in selected product lines.

Sales of consumer products displayed gains in a number of product lines and geographic areas. Strong results were recorded in France in the Sante Beaute personal care lines, with key products such as Email Diamant toothpolish and the Lineance line of cosmetic products performing best. Pearl Drops toothpaste continued to increase unit sales in Australia, England, Germany, and a number of other European countries due to an aggressive marketing and advertising program. The Arrid product line continued to achieve volume gains in the highly competitive UK market. Trojan condoms, which hold a 32% market share in Canada, successfully launched Trojan Thins in that country. The topical analgesics, Antiphlogistine Rub A-535 marketed in Canada and Dencorub marketed in Australia, both performed well, maintaining their market strength. The GranVista line of nonprescription reading glasses realized notable growth in Italy following the introduction of a new line of glasses with aspheric lenses.

The Division's line of healthcare and pharmaceutical products displayed strong gains in several markets. In Canada, higher sales were achieved by Gravol anti-nauseant and Ovol an anti-flatulent product. In France, Sterimar nasal decongestant showed impressive sales gains from the previous year following an innovative advertising program that was aimed directly at the consumer. This was the first time such an approach had been tried and we were pleased with the results. In Italy, Cerulisina, an OTC preparation to remove ear wax, and Dentovax, a line of toothcare products, posted significant gains. In Mexico, the pharmaceutical products Pangavit vitamin supplements, Colfur, an antidiarrheal, and Hidramox, a broad-spectrum antibiotic, continued to show positive growth.

Professional diagnostic sales in Italy posted substantial growth, in part due to the full-year benefit of the Technogenetics S.r.l. acquisition which occurred in August, 1994. Technogenetics produces and distributes a line of diagnostic test kits that are used for thyroid metabolism irregularities, fertility/pregnancy conditions and other hormonal (endocrine) disorders. In Mexico, the diagnostics line was supported by substantially higher sales of professional pregnancy tests.

RESEARCH AND DEVELOPMENT

Expenses for research and development totaled $26,494,000 for the fiscal year ended March 31, 1996 compared to $41,315,000 in the prior fiscal year. This decline was primarily due to lower spending in the Health Care segment where the termination of Organidin and Felbatol clinical activities was coupled with a reduction in Astelin clinical activities.

In October of 1994, the Company virtually eliminated its Wallace Laboratories Division's internal research and development capabilities. However, the Company has continued its research and development of Astelin (azelastine) for rhinitis, and Taurolin (taurolidine), an antitoxin for the treatment of sepsis, and to the extent such work exceeds the Company's remaining internal research and development resources, such work will be done through independent research facilities.

Three Astelin (azelastine) New Drug Applications ("NDAs") are pending at the FDA. Following a unanimous recommendation for approval of the Astelin Nasal Spray NDA for seasonal allergic rhinitis by the FDA's Pulmonary Advisory Committee in November, 1995, the Company received an "approvable letter" in January, 1996. The letter included a request for additional chemistry information that has been developed and will be submitted in June, 1996. Additional formulation work is needed in connection with the Astelin tablet NDA for rhinitis. The Company is unable to determine when and if the Astelin rhinitis NDAs will be approved by the FDA. The Astelin tablet for asthma NDA will be withdrawn as soon as it is determined it is no longer needed to support the rhinitis NDAs.

A large scale, multi-centered clinical efficacy trial for taurolidine, an antitoxin for the treatment of sepsis, is ongoing.

FACILITIES

The realignment of production, distribution and office facilities that was part of the restructuring plan formulated in the fall of 1994 was refined and completed in 1995.

Our East Windsor, New Jersey facility was closed by the end of October, 1995 and the diagnostic products that had been produced at the facility are now being outsourced to a number of manufacturers. Non-production activities have been consolidated within existing Carter-Wallace facilities in Cranbury and Dayton, New Jersey.

With renovations completed at the Wallace building in Cranbury, New Jersey, Wallace R&D personnel formerly housed in leased facilities in Plainsboro, New Jersey have been relocated to Cranbury.

The 68,000 square foot condom manufacturing facility in Colonial Heights, Virginia, purchased in April, 1995 is being expanded to 200,000 square feet. The plant will house all of the Company's condom manufacturing operations and is scheduled to be in full operation prior to December, 1996. When the major portion of the Colonial Heights expansion was completed in April, 1996, the Company began to relocate operations and equipment from the Trenton, New Jersey facility to Colonial Heights. When complete, the facility will be one of the finest condom manufacturing plants in the world.

LITIGATION

The Company is a defendant in certain actions which are discussed in Note 20, "Litigation Including Environmental Matters" of the notes to the Consolidated Financial Statements (pages 31 to 33).

PEOPLE

We are delighted that T. Rosie Albright has rejoined Carter-Wallace as President of the Carter Products Division. From 1992 to 1993, Ms. Albright had served as Executive Vice President for Carter Products. Before rejoining Carter-Wallace, Ms. Albright was General Manager and Executive Vice President, Beauty Care at Revlon, Inc.

Miguel Fernandez, Corporate Vice President, International, and President, International Division, retired in May, 1996. Mr. Fernandez has made significant contributions to the Company in marketing, operations and the international product arena throughout his 16 years of service with Carter-Wallace.

We are fortunate in having another international executive, Adrian J.L. Huns, to succeed Mr. Fernandez. Mr. Huns has served since 1989 as Managing Director of Carter-Wallace Ltd., the Company's subsidiary in the United Kingdom, and is well qualified to manage this multinational, multiproduct area of our business.

Howard Cocker was appointed Managing Director of Carter-Wallace Ltd., succeeding Adrian J. L. Huns. Mr. Cocker was formerly Financial Director, Carter-Wallace Ltd.

                               *       *       *

As we continued to follow the course we charted last year, we are grateful for the ongoing trust and confidence of the consumers and professionals who use our products and for the continued loyal support of our shareholders and our suppliers. We thank them for their interest and confidence in Carter-Wallace.


Henry H. Hoyt, Jr.,
Chairman of the Board and
Chief Executive Officer


Daniel J. Black,
President and
Chief Operating Officer

                                                                   June 13, 1996

Carter-Wallace, Inc. and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA
 -------------------  ----------------------------------------------------------

                                                                     YEARS ENDED MARCH 31
                                               ----------------------------------------------------------------
                                                 1996          1995          1994          1993          1992
                                               ----------------------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA)
OPERATIONS
  Net sales                                    $658,940      $663,642      $664,789      $653,511      $673,390
  Earnings before one-time charges in 1996
     and 1995, taxes and the cumulative
     effect of accounting changes in 1994        54,797        42,310        37,382        68,406        67,265
  Net earnings (loss) before the
     cumulative effect of accounting
     changes                                      7,550(a)    (56,268)(b)    26,609        47,200(c)     45,740(d)
  Net earnings (loss)                             7,550(a)    (56,268)(b)   (20,030)       47,200(c)     45,740(d)
  Net earnings (loss) per share before the
     cumulative effect of accounting
     changes in 1994                                .16(a)      (1.22)(b)       .58          1.03(c)       1.00(d)(e)
  Net earnings (loss) per average share
     of common stock outstanding                    .16(a)      (1.22)(b)      (.44)         1.03(c)       1.00(d)(e)
  Dividends per share                               .16           .29           .33           .33           .33(e)
  Average common shares outstanding              46,160        46,108        45,900        45,786        45,783(e)
FINANCIAL POSITION
  Working capital                              $137,083      $100,596      $185,159      $184,175(f)   $170,279(f)
  Net property, plant and equipment             139,273       137,608       157,059       150,070       142,854
  Total assets                                  718,925       680,224       628,562       595,550(f)    577,181(f)
  Long-term debt                                 55,928        23,115         9,309        13,184        14,927
  Stockholders' equity                          332,896       327,139       393,508       429,161(f)    407,261(f)
OTHER DATA
  Capital expenditures                         $ 35,228      $ 18,853      $ 24,305      $ 25,500      $ 22,313
  Book value per share                             7.18          7.08          8.54          9.37(f)       8.89(e)(f)
  Number of employees                             3,610         3,670         4,060         4,020         4,170

(a) Includes one-time charges against pre-tax earnings of $42,000 ($24,780 after tax or $.54 per share) related to the planned closure of the Trenton facility, restructuring charges and net adjustments to the provision for loss on Felbatol (felbamate) and the discontinuance of the Organidin (iodinated glycerol) product line.

(b) Includes one-time charges against pre-tax earnings of $129,340 ($80,566 after tax or $1.75 per share) related to the discontinuance of the Organidin (iodinated glycerol) product line, the provision for loss on Felbatol (felbamate) and restructuring charges.

(c) Includes income of $10,000 before taxes, or $6,000 after taxes ($.13 per share) related to a licensing agreement with Schering-Plough Corporation granting exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol (felbamate).

(d) Includes a one-time charge against earnings of $12,400 before taxes, or $8,400 after taxes ($.18 per share) related to the discontinuance of the Answer self-monitoring blood glucose system.

(e) Reflects a three-for-one stock split in April, 1992.

(f) Restated to reflect the change in accounting for income taxes.

             ------------------------------------------------------

                         QUARTERLY DATA ON COMMON STOCK

             The high and low selling prices of the Company's common stock, principally traded on the New York Stock Exchange (symbol CAR), for the two most recent fiscal years were as follows:

                                   FISCAL YEARS ENDED MARCH 31
                       ----------------------------------------------------
                                 1996                        1995
                        ----------------------      ----------------------
 QUARTER ENDED            HIGH          LOW           HIGH          LOW
                       -----------  -----------    -----------  -----------
June 30                     13 3/8       10 1/4         25 5/8       16 1/4
September 30                13 1/2       10 1/8         18 7/8        9 7/8
December 31                 13 1/8       10 1/8         15 3/8       12 1/8
March 31                    16 3/4       11 1/8         13 7/8       10 1/2

             A dividend of $.04 per share was declared in all four quarters of 1996. A dividend of $.08 1/3 per share was declared in each of the first three quarters of 1995 and a dividend of $.04 per share was declared in the fourth quarter.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION
- --------------------------------------------------------------------------------
NET SALES AND EARNINGS

Net earnings were $7,550,000 or $.16 per share in the year ended March 31, 1996 compared with a loss of $56,268,000 or $1.22 a share in the prior year. One time pre-tax charges described below amounted to $42,000,000 in the current year and $129,340,000 last year. Excluding the one-time charges, earnings per share were $.70 in the year ended March 31, 1996 and $.53 a year earlier.

Net sales in 1996 were $658,940,000 compared to prior year's sales of $663,642,000. Domestic sales decreased $29,088,000 or 6% and foreign sales increased $24,386,000 or 13% from the prior year. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $2,400,000.

Sales of Consumer Products increased $11,505,000 or 3% due to higher volume in international operations. Acquisitions in France and Australia made in the prior year as well as higher sales of existing products in Europe and Latin America contributed a substantial portion of the international sales growth of Consumer Products. Condom sales exceeded the prior year principally in the domestic market. Factory sales of worldwide antiperspirant and deodorant products were $110,147,000 in 1996, or 10.6% lower than the $123,146,000 sales level in 1995.
This decline was due to reduced unit volume.

Health Care sales declined $16,207,000 or 6% from the prior year due to lower unit volume largely as a result of reduced sales of Felbatol (felbamate). In the prior year, sales of Organidin Iodinated Glycerol ("I.G."), which was discontinued in June 1994, amounted to approximately $21,000,000. Current year sales of Organidin NR, a reformulated version of Organidin which was introduced in September, 1994 amount to approximately $30,100,000, an increase of $18,100,000 over the prior year. Sales of the Company's pharmaceutical products continue to be adversely affected by generic competition. Future sales of Organidin NR may be particularly affected by generic competition. Selling price increases had a positive effect on sales in this segment. Health Care sales benefited from the acquisitions of the BioWhittaker and Clark diagnostic lines in 1996 and the Technogenetics line of diagnostic products in Italy in 1995. The Company continues to maintain the $8,000,000 provision established in the prior year for possible Organidin NR returns. The Company will continue to evaluate the adequacy of this reserve.

Net sales in 1995 were $663,642,000 a decrease of $1,147,000 from 1994. Domestic sales decreased $23,883,000 or 5% and foreign sales increased $22,736,000 or 14% from the prior year. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $1,300,000.

Sales of Consumer Products increased $32,689,000 or 9% in 1995 due to higher volume in both domestic and international operations. The increase in domestic Consumer Products sales resulted from selling price increases and unit volume gains. Acquisitions made in 1995 contributed a substantial portion of the international sales growth of Consumer Products. Factory sales of worldwide antiperspirant and deodorant products were $123,146,000 in 1995 or 1% lower than the $124,547,000 sales level in 1994.

In 1995, Health Care sales declined $33,836,000 or 11% from the prior year resulting from reduced sales of Organidin I.G. offset in part by selling price increases. In June, 1994 the Company and the Food and Drug Administration (FDA) reached an agreement to discontinue the manufacture and shipment of this product. The Company introduced a reformulated line of Organidin products, marketed as Organidin NR. Sales of the Company's pharmaceutical products were adversely affected by generic competition.

Interest income increased in 1996 compared to the previous two years due to a higher level of interest bearing investments.

Operating profits in Other North American countries increased by 6% in 1995 while sales declined by 3%. The profit improvement was due to increased Canadian profits. The sales decline in this region was due entirely to lower foreign exchange rates in Mexico and Canada.

COST AND EXPENSES

Cost of goods sold as a percentage of net sales was 37.4% in 1996 compared to 36.2% in 1995. This increase was principally as a result of changes in product mix and cost increases. The cost of goods sold percentage in 1995 increased over the 35.0% in 1994 due primarily to changes in product mix, including in 1995 reduced sales of Organidin I.G., whose cost of goods sold was lower than the Company's overall cost of goods sold percentage. Throughout this period, the Company has attempted to minimize the effects of higher costs by selective price increases and cost control measures.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- --------------------------------------------------------------------------------
Advertising, marketing and other selling expenses decreased from the prior year level by $4,264,000 or 2% in 1996 and by $10,080,000 or 4% in 1995. The
decreases in 1996 and 1995 relate to lower expenses in the Health Care segment.
In 1994, Felbatol (felbamate) was supported by substantial introductory spending levels. Advertising, marketing and other selling expense in the Consumer
Products segment increased in both 1996 and 1995 over the prior year. The increase in 1996 was due principally to higher expenses in international operations in support of recent acquisitions.

The Company announced that in October, 1994 it virtually eliminated its Wallace Laboratories Division internal research and development capability. In 1996 research and development expenses decreased by $14,821,000 or 36% from the prior year due primarily to lower spending for felbamate as well as the completion of Astelin (azelastine) clinical trials. The $10,963,000 or 21% decline in 1995 compared to 1994 was due to the significant reduction of felbamate clinical studies and the termination of Organidin I.G. clinical studies. The Company is continuing its research and development of Astelin (azelastine) for rhinitis, and Taurolin (taurolidine), an antitoxin for the treatment of sepsis, and to the extent such work exceeds the Company's remaining internal research and development resources, such work will be done through independent research facilities.

General and administrative expenses decreased $2,687,000 or 3% in 1996 primarily as a result of lower rent and reduced employee benefit costs. General and administrative expenses increased $4,384,000 or 6% in 1995 primarily due to higher employee benefits costs, legal fees and provisions for write-offs of trade receivables.

Interest expense increased in 1996 by $1,377,000 as a result of the financing of international acquisitions made in 1995 and interest costs related to expansion of the condom manufacturing facility in Colonial Heights, VA. Interest expense increased in 1995 by $536,000 over the prior year as a result of financing related to international acquisitions.

Other expenses decreased by $495,000 or 5% in 1996 from the prior year principally as a result of lower expense for long-term incentive awards. Other expenses in 1996 include an approximate $2,400,000 charge related to a write-off of the carrying value of a product that is being discontinued. The increase in other expenses in 1995 of $3,152,000 was principally due to provisions for settlements of disputed patent claims, including $2,000,000 related to the Becton Dickinson litigation.

The consolidated income tax rate in 1996 was 41%. In 1995, the Company had a 35.3% tax benefit on its reported consolidated loss. The tax rate in 1994 was 28.8%, including a favorable adjustment of deferred taxes of $815,000 to reflect a change in federal corporate income tax rates. Tax rates in 1995, 1996 and future years are and will be adversely affected by the cessation of Puerto Rico operations and the absence of research and development tax credits.

In December, 1995 the Auditing Standards Board issued Statement on Auditing Standards No. 79, "Amendment to Statement on Auditing Standards No. 58, Reports on Audited Financial Statements". This statement established new standards for reports by certified public accountants on audited financial statements. As a result of this new auditing standard, the references to uncertainties are in general no longer required in the independent auditors' report.

The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt this statement no later than the fiscal year ending March 31, 1997. Adoption of this statement is not expected to have a material impact on the Company's financial statements.

PLANNED CLOSURE OF THE TRENTON CONDOM
MANUFACTURING FACILITY

As previously announced, the Company decided to close its condom manufacturing plant in Trenton, New Jersey. It is anticipated that the closing will occur in fiscal year 1997. The condom production currently performed at Trenton will be transferred to the Company's facility in Colonial Heights, VA. The decision to close the Trenton plant resulted in a one-time charge to pre-tax earnings in the year ended March 31, 1996 of $23,100,000 ($13,630,000 after taxes or $.30 per share), consisting of plant closing costs including equipment write-offs ($17,800,000) and employee termination costs ($5,300,000).

RESTRUCTURING OF OPERATIONS AND FACILITIES

Prompted by the discontinuance of its line of iodinated glycerol formulation of Organidin products and by the significant adverse effect on existing and potential sales of Felbatol (felbamate) due to use restrictions, the Company engaged in a restructuring program beginning in the year ended March 31, 1995 with the intent of reducing costs and increasing efficiencies.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- --------------------------------------------------------------------------------
As part of the restructuring program, the Company substantially reduced its pharmaceutical sales force and marketing support staff and virtually eliminated its Wallace Laboratories Division internal research and development capability. However, the Company will continue its research and development of Astelin (azelastine) for rhinitis, and Taurolin (taurolidine), an antitoxin for the treatment of sepsis, and to the extent such work exceeds the Company's remaining internal research and development resources, such work will be done through independent research facilities. The consolidation of its manufacturing operations resulted in the closure of the Company's plants in Humacao and Rincon, Puerto Rico and the closure of its East Windsor, New Jersey facility. In addition, the Company relocated one of its divisions to its Cranbury, New Jersey facility and is in the process of consolidating its two Canadian operations.

In connection with the restructuring described above, the Company incurred one-time pre-tax charges of $16,500,000 in the year ended March 31, 1996 and $74,060,000 in the year ended March 31, 1995. The restructuring charges of $90,560,000 recorded over the two years consist primarily of estimated employee termination costs ($30,800,000), estimated plant closing costs including equipment write-offs ($26,000,000) and costs associated with the planned subleasing of office space on which the Company holds a long-term lease ($27,800,000).

The total anticipated reduction in the number of worldwide employees will be approximately 990 including 120 vacancies that will not be filled. Through March 31, 1996, 710 employees have been terminated with employee termination costs of $21,700,000 applied against the restructuring liability. In addition, approximately 110 positions have been eliminated as a result of voluntary resignations.

Net plant closing costs of $25,100,000, as well as $5,000,000 in costs associated with the subleasing of office space on which the Company holds a long-term lease have been applied against the restructuring liability.

Approximately $33,900,000 of the $90,560,000 provision for restructuring charges remain to be utilized in future periods. Substantially all of the $33,900,000 represents expected future cash outlays for employee severance and subleasing costs.

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

Due to substantial introductory spending levels and continued research and development, the Company incurred losses with respect to Felbatol from introduction through the fiscal 1995 period.

As a result of the Felbatol matters discussed above, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $37,780,000, primarily related to inventory write-offs ($15,400,000) in excess of sales projections, purchase and other commitments ($9,900,000) and anticipated product returns including trade announcements ($4,500,000). In the year ended March 31, 1996 an adjustment was made to increase the provision for loss on Felbatol by $8,200,000 as a result of higher than anticipated costs associated with ongoing Felbatol litigation ($5,700,000) and increased product returns ($2,500,000). Depending on future sales levels, additional inventory write-offs may be required. At the present time Felbatol continues to be available on the market. If for any reason the product at some future date is no longer available in the market, the Company will incur an additional one-time charge that would have a material adverse effect on the Company's results of operations and possibly on its financial condition.
10

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- --------------------------------------------------------------------------------
Should the product no longer be available, the Company currently estimates that the additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, will be in the range of $25,000,000 to $30,000,000 on a pre-tax basis.

DISCONTINUANCE OF THE ORGANIDIN (IODINATED
GLYCEROL) PRODUCT LINE

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

On April 22, 1993, the Company received a letter from the FDA requesting that the Company discontinue the marketing of the Organidin (iodinated glycerol) products. Subsequent meetings between the Company and the FDA resulted in an agreement reached in June, 1994, under which the Company discontinued the manufacture and shipment of the Organidin (iodinated glycerol) products. The agreement permitted the continued shipping, prescribing and dispensing of existing stocks of Organidin (iodinated glycerol) product then currently in channels of distribution. In September 1994, the Company introduced a reformulation of the Organidin expectorant/antitussive products marketed as Organidin NR.

As a result of the agreement noted above, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $17,500,000 primarily related to a provision for any product returns ($8,500,000) and for inventory write-offs ($3,600,000). In the year ended March 31, 1996 an adjustment was made to reduce the provision for loss on Organidin by $5,800,000 largely as a result of smaller than anticipated product returns.

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

ENVIRONMENTAL MATTER

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May, 1991, EPA issued special notice letters under the Comprehensive Environmental Response, Compensation and Liability Act to Lambert Kay and about 50 other potentially responsible parties ("PRPs") notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September, 1991 and in February, 1994, the Company and 21 other PRPs, without admitting liability, entered into consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site including the remedial investigation and feasibility study and to reimburse EPA for certain costs. The estimated cost of this work is about $4 million. The Company's share of this cost is estimated to be $114,500 to $129,400, of which the Company has paid about $99,000. In addition, the Company and other settling PRPs have sued certain nonsettlors for their share of these costs and have obtained some settlement recoveries. Based on preliminary information from the investigation work (which is not completed) the total cost for performing the current and future cleanup work at Barkhamsted, including the investigation work, is estimated to be $13.3 to $41.3 million. In June, 1995, the Connecticut legislature authorized the issuance of bonds to pay for approximately $7 million of the future cleanup costs at the site. The issuance of these bonds is expected to reduce the amount of cleanup costs subject to PRP funding by that amount. Based on expected PRP participation in future cleanup work and other factors, the Company anticipates that its share of all cleanup costs subject to PRP funding (including costs incurred to date) will be not more than 4 to 5% or about $252,000 to $1,715,000. Thus, although applicable environmental law provides for joint and several liability for the cost of cleanup work, the Company believes, based on present estimates, that substantially all of the cleanup costs will be paid by other PRPs. The Company believes, based upon the information available at this time, that the matter discussed above will not have a material effect on its financial statements.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

- --------------------------------------------------------------------------------
ASTELIN

Three Astelin (azelastine) New Drug Applications ("NDAs") are pending at the FDA. Following a unanimous recommendation for approval of the Astelin Nasal Spray NDA for seasonal allergic rhinitis by the FDA's Pulmonary Advisory Committee in November, 1995, the Company received an "approvable letter" in January, 1996. The letter included a request for additional chemistry information that has been developed and will be submitted in June, 1996. Additional formulation work is needed in connection with the Astelin tablet NDA for rhinitis. The Company is unable to determine when and if the Astelin rhinitis NDAs will be approved by the FDA. The Astelin tablet for asthma NDA will be withdrawn as soon as it is determined it is no longer needed to support the rhinitis NDAs.

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

In December, 1995, the Company entered into a long-term private placement financing in the amount of $35,000,000. The proceeds of this loan are primarily being used to finance the expansion of the condom manufacturing facility in Colonial Heights, VA.

At March 31, 1996, the Company had available various bank credit lines amounting to $237,000,000 consisting of $215,000,000 in domestic credit lines and $22,000,000 in foreign credit lines, of which $746,000 of the foreign lines were utilized at March 31, 1996. There were no domestic borrowings under credit lines at March 31, 1996. The domestic lines are made up of a $150,000,000 revolving credit facility expiring on October 1, 2000 and $65,000,000 in uncommitted credit lines from various banks.

The pre-tax one-time charges of $171,340,000 recorded in the years ended March 31, 1995 and March 31, 1996, consist of net cash requirements of $115,000,000 and non-cash write-offs of $56,340,000. Approximately $28,800,000 of the total cash requirements of $115,000,000 was paid in 1995, $35,100,000 was paid in 1996 and $31,300,000 is expected to be paid in the fiscal year ending March 31, 1997. The anticipated cash benefit from income taxes related to these one-time charges is estimated to be $66,000,000 which will be received over a period of years. The net cash outlay for the one-time charges after consideration of the tax benefits is approximately $49,000,000.

CAPITAL RESOURCES

Capital expenditures were $35,230,000 in 1996, $18,850,000 in 1995 and
$24,300,000 in 1994.

In April, 1995 the Company purchased a condom manufacturing facility in Colonial Heights, VA. Expansion of this facility is being financed through long-term borrowing.

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

ANTI-PERSPIRANTS AND DEODORANTS
* Arrid Extra Dry and Arrid XX
* Lady's Choice

OTHER CONSUMER PRODUCTS
* Answer and First Response at-home pregnancy and ovulation test kits
* Carter's laxative
* H-R lubricating jelly
* Nair depilatories and waxes
* Pearl Drops whitening toothpolish and whitening toothpaste
* Rigident denture adhesive
* Trojan, Class Act, Mentor and Naturalamb condoms
* Boundary dog and cat repellant
* Color Guard flea and tick collars and chain products
* Fresh'n Clean grooming products,
     stain and odor remover and puppy housebreaking pads
* Lassie and Tiny Tiger pet product lines
* Linatone food supplement
* Twinco chains, slicker brushes and combs
* Vermont Style chew toys
* X-O-Trol flea and tick household and dog sprays and household foggers

HEALTH CARE
Health care products are promoted primarily to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold domestically by our professional products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Felbatol for the treatment of seizures associated with epilepsy
* Organidin NR family of expectorants/antitussives
* Ryna line of cough/cold products
* Soma brand muscle relaxants
* Butisol sedative hypnotic
* Depen penicillamine for severe rheumatoid arthritis
* Doral sedative hypnotic
* Lufyllin xanthine bronchodilator
* Maltsupex laxative
* VoSoL topical antibacterial and antifungal agent
* Clearview product line of rapid tests for the determination of pregnancy, group A streptococcus and chlamydia
* Impact, FIAX and other branded immunoassay tests to detect a broad range of infectious and autoimmune diseases
* Isostat product line to aid in the detection of micro-organisms in blood
* Mono-Test and Mono-Latex for the detection of mononucleosis
* Rheumaton and Rheumatex for the detection of rheumatoid factor
* Stat-Crit, a portable instrument for use in measuring blood hematocrit levels
* Streptozyme for the detection of streptococcal antibodies

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

HEALTH CARE
* Antiphlogistine Rub A-535 and Dencorub topical analgesics
* Atasol analgesic/antipyretic
* Bentasil medicated throat lozenges
* Cerulisina otic solution
* Diovol antacid products
* Gravol antinauseant
* Jordan toothbrushes
* Maltlevol and Pangavit vitamin supplements
* Ovol antiflatulent
* Sterimar nasal decongestant
* Technogenetics line of diagnostic tests for thyroid metabolism, fertility/pregnancy conditions and other hormonal (endocrine) disorders

Carter-Wallace, Inc. and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS
                           AT MARCH 31, 1996 AND 1995

ASSETS                                                                      1996                 1995
- ---------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                               $ 51,185,000         $ 40,098,000
Short-term investments, principally certificates of deposit
  and government securities                                               20,034,000           18,188,000
Accounts receivable-trade, less allowances of
  $6,716,000 in 1996 and $6,344,000 in 1995                              126,288,000          119,077,000
Other receivables                                                          5,643,000            4,728,000
Inventories
  Finished goods                                                          55,427,000           55,499,000
  Work in process                                                         13,327,000           12,359,000
  Raw materials and supplies                                              23,450,000           21,359,000
                                                                        ------------         ------------
                                                                          92,204,000           89,217,000
                                                                        ------------         ------------
Deferred taxes                                                            32,408,000           24,832,000
Prepaid expenses and other current assets                                  9,011,000            7,177,000
                                                                        ------------         ------------
TOTAL CURRENT ASSETS                                                     336,773,000          303,317,000
                                                                        ------------         ------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land                                                                     2,956,000            2,519,000
  Buildings and improvements                                              99,331,000           99,128,000
  Machinery, equipment and fixtures                                      137,645,000          126,887,000
  Leasehold improvements                                                  21,323,000           23,692,000
                                                                        ------------         ------------
                                                                         261,255,000          252,226,000
  Accumulated depreciation and amortization                              121,982,000          114,618,000
                                                                        ------------         ------------
                                                                         139,273,000          137,608,000
                                                                        ------------         ------------
INTANGIBLE ASSETS
  Excess of purchase price of businesses acquired over the
     net assets at date of acquisition, less amortization                 95,628,000           90,352,000
  Patents, trademarks, contracts and formulae, less
     amortization                                                         35,794,000           39,500,000
                                                                        ------------         ------------
                                                                         131,422,000          129,852,000
                                                                        ------------         ------------
DEFERRED TAXES                                                            50,803,000           57,752,000
OTHER ASSETS                                                              60,654,000           51,695,000
                                                                        ------------         ------------
                                                                        $718,925,000         $680,224,000
                                                                        ------------         ------------
                                                                        ------------         ------------

See accompanying notes to consolidated financial statements.

             LIABILITIES AND STOCKHOLDERS' EQUITY                           1996                 1995
- ---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                        $ 38,941,000         $ 31,318,000
Accrued expenses                                                         132,331,000          134,425,000
Notes payable                                                              6,054,000            5,416,000
Taxes on income                                                           22,364,000           31,562,000
                                                                        ------------         ------------
TOTAL CURRENT LIABILITIES                                                199,690,000          202,721,000
                                                                        ------------         ------------
LONG-TERM LIABILITIES
Long-term debt                                                            55,928,000           23,115,000
Deferred compensation                                                     13,503,000           10,216,000
Accrued postretirement benefit obligation                                 68,588,000           68,969,000
Other long-term liabilities                                               48,320,000           48,064,000
                                                                        ------------         ------------
TOTAL LONG-TERM LIABILITIES                                              186,339,000          150,364,000
                                                                        ------------         ------------
STOCKHOLDERS' EQUITY
Preferred stock, authorized 1,000,000 shares,
  without par value; issued--none                                            --                   --
Common stock, authorized 80,000,000 shares,
  par value $1 per share, one vote per share; issued
  34,613,000 shares in 1996 and 34,528,000 shares in 1995                 34,613,000           34,528,000
Class B common stock, authorized 13,056,800 shares, par
  value $1 per share, ten votes per share; issued 12,592,000
  shares in 1996 and 12,677,000 in 1995                                   12,592,000           12,677,000
Capital in excess of par value                                             3,268,000            2,184,000
Retained earnings                                                        310,573,000          310,407,000
                                                                        ------------         ------------
                                                                         361,046,000          359,796,000
Less:
  Foreign currency translation adjustment and other                       18,059,000           18,949,000
  Treasury stock at cost--676,800 common and 153,600
     Class B common shares in 1996 and 872,500 common
     and 153,600 Class B common shares in 1995                            10,091,000           13,708,000
                                                                        ------------         ------------
TOTAL STOCKHOLDERS' EQUITY                                               332,896,000          327,139,000
                                                                        ------------         ------------
                                                                        $718,925,000         $680,224,000
                                                                        ------------         ------------
                                                                        ------------         ------------

See accompanying notes to consolidated financial statements.

Carter-Wallace, Inc. and Subsidiaries

                           CONSOLIDATED STATEMENTS OF
                           EARNINGS AND RETAINED EARNINGS

                           THREE YEARS ENDED MARCH 31, 1996

                                                                 1996             1995             1994
- -----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS
Revenues:
  Net sales                                                  $658,940,000     $663,642,000     $664,789,000
  Interest income                                               5,128,000        3,574,000        2,339,000
  Royalty and other income                                      3,409,000        2,762,000        3,135,000
                                                             ------------     ------------     ------------
                                                              667,477,000      669,978,000      670,263,000
                                                             ------------     ------------     ------------
Cost and Expenses:
  Cost of goods sold                                          246,220,000      240,318,000      232,560,000
  Advertising and promotion                                   123,573,000      125,450,000      128,917,000
  Marketing and other selling                                 124,765,000      127,152,000      133,765,000
  Research and development                                     26,494,000       41,315,000       52,278,000
  General and administrative                                   78,634,000       81,321,000       76,937,000
  Provision for restructuring of operations and
     facilities                                                16,500,000       74,060,000          --
  Provision for condom plant closing                           23,100,000          --               --
  Provision for loss on Felbatol                                8,200,000       37,780,000          --
  Provision for loss on discontinuance of the Organidin
     (iodinated glycerol) product line                         (5,800,000)      17,500,000          --
  Interest                                                      3,889,000        2,512,000        1,976,000
  Other                                                         9,105,000        9,600,000        6,448,000
                                                             ------------     ------------     ------------
                                                              654,680,000      757,008,000      632,881,000
                                                             ------------     ------------     ------------
Earnings (loss) before taxes on income and cumulative
  effect of accounting changes                                 12,797,000      (87,030,000)      37,382,000
     Provision (benefit) for taxes on income                    5,247,000      (30,762,000)      10,773,000
                                                             ------------     ------------     ------------
Net earnings (loss) before cumulative effect of
  accounting changes                                            7,550,000      (56,268,000)      26,609,000
Cumulative effect of accounting changes, net of tax               --               --           (46,639,000)
                                                             ------------     ------------     ------------
Net earnings (loss)                                          $  7,550,000     $(56,268,000)    $(20,030,000)
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------
Net earnings (loss) per average share of common stock
  before
  cumulative effect of accounting changes                    $        .16     $      (1.22)    $        .58
Cumulative effect of accounting changes                           --               --                 (1.02)
                                                             ------------     ------------     ------------
Net earnings (loss) per average share of common stock        $        .16     $      (1.22)    $       (.44)
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Amount at beginning of year                                  $310,407,000     $380,047,000     $415,369,000
Net earnings (loss)                                             7,550,000      (56,268,000)     (20,030,000)
                                                             ------------     ------------     ------------
                                                              317,957,000      323,779,000      395,339,000
Dividends--$.16 per share in 1996, $.29 per share in 1995
  and $.33 per share in 1994                                   (7,384,000)     (13,372,000)     (15,292,000)
                                                             ------------     ------------     ------------
Amount at end of year                                        $310,573,000     $310,407,000     $380,047,000
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF
                           CASH FLOWS

                           THREE YEARS ENDED MARCH 31, 1996

                                                                 1996             1995             1994
- -----------------------------------------------------------------------------------------------------------
Net earnings (loss)                                          $  7,550,000     $(56,268,000)    $(20,030,000)
Adjustments to reconcile net earnings (loss) to cash
  flows provided by operating activities:
     Current period one-time charges                           42,000,000      129,340,000          --
     Cash payments for current and prior year one-time
       charges                                                (35,063,000)     (28,819,000)         --
     Cumulative effect of accounting changes                      --               --            46,639,000
     Depreciation and amortization                             15,356,000       16,359,000       15,707,000
     Amortization of patents, trademarks, contracts and
       formulae                                                 6,090,000        8,723,000        9,720,000
     Amortization of excess of purchase price of
       businesses acquired over the net assets at date
       of acquisition                                           3,474,000        2,760,000        2,015,000
     Other changes in assets and liabilities:
       (Increase) decrease in accounts and other
         receivables                                           (6,217,000)      13,845,000       19,548,000
       (Increase) decrease in inventories                        (986,000)       1,058,000       (9,086,000)
       (Increase) decrease in prepaid expenses                 (1,810,000)       1,301,000        1,240,000
       Increase (decrease) in accounts payable and
         accrued expenses                                      12,343,000       28,498,000       (3,237,000)
       Increase (decrease) in deferred compensation             4,762,000        2,493,000          (28,000)
       (Increase) decrease in deferred taxes                      (84,000)     (45,939,000)       1,101,000
       Other changes                                           (9,605,000)     (11,796,000)        (566,000)
                                                             ------------     ------------     ------------
Cash flows provided by operating activities                    37,810,000       61,555,000       63,023,000
                                                             ------------     ------------     ------------
Cash flows used in investing activities:
  Additions to property, plant and equipment                  (35,228,000)     (18,853,000)     (24,305,000)
  Acquisition of product lines from BioWhittaker, Inc.
     and Clark Laboratories                                   (12,977,000)         --               --
  Payments for international acquisitions, net of cash
  received:
     The Sante Beaute line in France                              --           (19,670,000)         --
     Technogenetics in Italy                                      --            (4,928,000)         --
     The Curash line in Australia                                 --            (3,660,000)         --
  Payments for the acquisition of other businesses and
     licensing agreements                                        (250,000)      (1,000,000)      (1,196,000)
  (Increase) decrease in short-term investments                (1,451,000)      14,081,000       (6,341,000)
  Other investing activities                                    2,089,000          856,000        1,078,000
                                                             ------------     ------------     ------------
Cash flows used in investing activities                       (47,817,000)     (33,174,000)     (30,764,000)
                                                             ------------     ------------     ------------
Cash flows used in financing activities:
  Dividends paid                                               (7,384,000)     (13,372,000)     (15,292,000)
  Increase in borrowings                                       37,033,000        6,801,000        1,343,000
  Payments of debt                                             (4,280,000)      (4,348,000)      (1,237,000)
  Purchase of treasury stock                                   (4,216,000)        (838,000)        (436,000)
                                                             ------------     ------------     ------------
Cash flows used in financing activities                        21,153,000      (11,757,000)     (15,622,000)
                                                             ------------     ------------     ------------
Effect of foreign exchange rate changes on cash
  and cash equivalents                                            (59,000)         163,000       (1,557,000)
                                                             ------------     ------------     ------------
Increase in cash and cash equivalents                        $ 11,087,000     $ 16,787,000     $ 15,080,000
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------

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

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual amounts may differ.

Cash Equivalents and Short-term Investments

Cash equivalents consist of certificates of deposit and other short-term securities with maturities of three months or less when purchased. Investments with a maturity of greater than three months but less than one year are classified as short-term investments. The carrying value of cash equivalents and short-term investments approximated fair value at March 31, 1996 and 1995.

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

Intangible Assets

The excess of purchase price of businesses acquired over net assets at date of acquisition is assessed to the product or group of products which constitute the business acquired and amortized over no longer than 40 years for amounts relating to acquisitions subsequent to October 31, 1970. The cost of patents, formulae and contracts is amortized on a straight line basis over their legal or contractual lives. The cost of trademarks is being amortized over no longer than 40 years for amounts relating to acquisitions subsequent to October 31, 1970. Amounts related to intangibles acquired prior to October 31, 1970 are not material.

The Company's policy in assessing the recoverability of intangible assets is to compare the carrying value of the intangible assets with cash flow generated by products which comprise the intangible assets. In addition, the Company continually evaluates whether adverse developments indicate that an intangible asset may be impaired.

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of ". Adoption of this statement had no material impact on the Company's financial statements.

Income Taxes

Deferred income taxes are determined using the liability method based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

Advertising and Marketing Costs

Advertising, promotion and other marketing costs are charged to earnings in the period in which they are incurred.

Earnings per Common Share

Net earnings (loss) per share of common stock is based on the average number of common and Class B common shares outstanding during the year: 46,160,000 in 1996, 46,108,000 in 1995 and 45,900,000 in 1994. Inclusion of shares issuable under stock option plans would not reduce reported net earnings per share.

2. INVENTORIES

Inventories computed on the last-in, first-out (LIFO) method comprised 8% and 13% of inventories included in current assets at year end 1996 and 1995, respectively. If these inventories had been valued on the FIFO inventory method (which approximates current or replacement cost), total inventories would have been approximately $10,000,000 and $10,900,000 higher than reported at March 31, 1996 and 1995, respectively. Felbatol inventories of $15,350,000 at March 31, 1996 and $20,800,000 at March 31, 1995, not expected to be sold in the next fiscal year, are included in Other Assets.

3. TAXES ON INCOME

The provision (benefit) for taxes on earnings before the cumulative effect of accounting changes was as follows:

                                                     1996                    1995                   1994
                                                 -------------           -------------           -----------
Current:
     Domestic                                    $     415,000           $   8,361,000           $ 5,236,000
     Foreign                                         5,517,000               6,356,000             5,414,000
                                                 -------------           -------------           -----------
                                                     5,932,000              14,717,000            10,650,000
                                                 -------------           -------------           -----------
Deferred:
     Domestic                                          816,000             (45,791,000)              455,000
     Foreign                                        (1,501,000)                312,000              (332,000)
                                                 -------------           -------------           -----------
                                                      (685,000)            (45,479,000)              123,000
                                                 -------------           -------------           -----------
Total                                            $   5,247,000           $ (30,762,000)          $10,773,000
                                                 -------------           -------------           -----------
                                                 -------------           -------------           -----------
The components of income (loss) before taxes
  and the cumulative effect of accounting
  changes were as follows:
Domestic                                         $     909,000           $(102,936,000)          $24,303,000
Foreign                                             11,888,000              15,906,000            13,079,000
                                                 -------------           -------------           -----------
Total                                            $  12,797,000           $ (87,030,000)          $37,382,000
                                                 -------------           -------------           -----------
                                                 -------------           -------------           -----------

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

Deferred income taxes are provided for temporary differences between the book and tax bases of the Company's assets and liabilities. The temporary differences gave rise to the following deferred tax assets and liabilities at March 31:

                                                                          1996                   1995
                                                                      ------------           ------------
Postretirement benefit plans                                          $ 29,193,000           $ 27,621,000
Employee benefit plans                                                  12,455,000             13,137,000
Accrued liabilities                                                     31,330,000             35,855,000
Asset valuation accounts                                                19,735,000             15,191,000
All other                                                               15,370,000             11,871,000
Valuation allowances                                                    (3,247,000)            (2,298,000)
                                                                      ------------           ------------
     Total deferred tax assets                                         104,836,000            101,377,000
                                                                      ------------           ------------
Depreciation                                                            13,424,000             13,218,000
All other                                                                8,201,000              5,575,000
                                                                      ------------           ------------
     Total deferred tax liabilities                                     21,625,000             18,793,000
                                                                      ------------           ------------
Net deferred tax assets                                               $ 83,211,000           $ 82,584,000
                                                                      ------------           ------------

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

Realization of the Company's deferred tax asset of $83,211,000 is dependent on generating sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized, except for the valuation allowance amount. However, the deferred tax asset could be reduced if estimates of future taxable income are lowered. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

The effective tax rate of the provision (benefit) for taxes on earnings before the cumulative effect of accounting changes as compared with the U.S. Federal statutory income tax rate was as follows:

                                            1996                        1995                        1994
                                   -----------------------     -----------------------     ----------------------
                                                    % TO                        % TO                       % TO
                                       TAX         PRE-TAX         TAX         PRE-TAX         TAX        PRE-TAX
                                      AMOUNT       INCOME         AMOUNT       INCOME        AMOUNT       INCOME
                                   ------------    -------     ------------    -------     -----------    -------
Computed tax expense (benefit)     $  4,479,000      35.0%     $(30,461,000)    (35.0%)    $13,084,000      35.0%
Puerto Rican income                      (9,000)     --            (910,000)     (1.0)      (2,855,000)     (7.6)
Foreign income taxed at a
  different
  effective rate                         (8,000)     --           1,438,000       1.7          315,000        .8
State income taxes, net of
  federal tax benefit                   339,000       2.6        (4,989,000)     (5.7)         878,000       2.4
Amortization of intangibles             606,000       4.7           829,000        .9          839,000       2.2
Valuation allowance                     949,000       7.4         2,298,000       2.6          --           --
Deferred tax adjustment due to
  federal tax rate change               --           --             --           --           (815,000)     (2.2)
Other                                (1,109,000)     (8.7)        1,033,000       1.2         (673,000)     (1.8)
                                   ------------    -------     ------------     ------     -----------     ------
                                   $  5,247,000      41.0%     $(30,762,000)    (35.3%)    $10,773,000      28.8%
                                   ------------    -------     ------------     ------     -----------     ------
                                   ------------    -------     ------------     ------     -----------     ------

The U.S. Internal Revenue Service completed its examination of the Company's tax returns through fiscal year 1995 resulting in no material impact on the Company.

4. FOREIGN OPERATIONS

Net current assets and net sales of the Company's foreign subsidiaries and branches operating outside of the United States, and the Company's equity in net assets and net earnings of such operations were:

                                                 1996                 1995                 1994
                                             ------------         ------------         ------------
          Net current assets                 $ 88,440,000         $ 80,147,000         $ 89,307,000
          Equity in net assets                117,585,000          108,009,000           97,316,000
          Net sales                           206,576,000          182,190,000          159,454,000
          Net earnings                          7,872,000            9,238,000            7,997,000

The equity adjustment from foreign currency translation is comprised of the following:

                                                                      YEARS ENDED MARCH 31
                                                                 -------------------------------
                                                                    1996                1995
                                                                 -----------         -----------
          Opening balance                                        $18,949,000         $20,404,000
          Current year                                            (1,704,000)         (1,455,000)
                                                                 -----------         -----------
          Ending balance                                         $17,245,000         $18,949,000
                                                                 -----------         -----------
                                                                 -----------         -----------

At March 31, 1996, the Company had entered into forward foreign exchange contracts in the amount of $15,100,000 related to intercompany loans between certain of its subsidiaries. The forward exchange contracts are intended to reduce the risk of fluctuating exchange rates on intercompany loan arrangements. The contracts mature in February 1997.

5. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable consisting of borrowings from banks under available lines of credit were $746,000, $4,096,000 and $1,834,000 and the current portion of long-term debt was $5,308,000, $1,320,000 and $3,875,000 at March 31, 1996, 1995
and 1994, respectively. Data related to the amount of short-term borrowings outstanding during the year is not presented since it is immaterial.

The Company has available various bank credit lines amounting to $237,000,000 of which $215,000,000 is for domestic borrowings and $22,000,000 is for international borrowings. The availability of the lines of credit is subject to review by the banks involved. Commitment fees are immaterial.

Long-Term Debt

Long-term debt at March 31 is summarized below:

                                                                               1996              1995
                                                                            -----------       -----------
Promissory Notes, 7.62%, payable in equal annual installments of
  $7,000,000 from December 21, 2003 through December 21, 2007               $35,000,000       $   --
Unsecured French franc loans, at fixed and variable rates, payable in
  installments through August 5, 2001                                         8,126,000         4,868,000
Secured Italian lira term loans, adjustable rate payable in installments through
  July 1, 2001                                                                6,427,000         6,020,000
Connecticut Development Authority Industrial Development Bond, 6.75%
  payable October 1, 1998                                                     4,300,000         4,300,000
City of Decatur, Illinois adjustable rate Industrial Revenue Bond payable
  December 1, 2010                                                            3,000,000         3,000,000
Promissory Notes, 5.86%, payable no later than September 12, 1996             2,266,000         2,633,000
Unsecured Australian dollar term loan, 9.64%, payable in equal annual
  installments through July 28, 1998                                          1,147,000         1,479,000
Unsecured Italian lira loans, rates of 4.5%-5.5%, payable in semi-annual
  installments through July 2002                                                970,000         1,460,000
New Jersey Economic Development Authority Bonds, 7 3/8%, repaid in
  December 1995                                                                 --                675,000
                                                                            -----------       -----------
                                                                             61,236,000        24,435,000
Less, current portion of long-term debt included in notes payable            (5,308,000)       (1,320,000)
                                                                            -----------       -----------
                                                                            $55,928,000       $23,115,000
                                                                            -----------       -----------
                                                                            -----------       -----------

Maturities of long-term debt for each of the four fiscal years 1998 through 2001 are $3,099,000, $7,406,000, $2,734,000 and $2,803,000, respectively.

With respect to the French franc loans, interest on the adjustable rate loans is the Paris Interbank Offered Rate plus a nominal increment, adjusted quarterly. Fixed rates are from 7.5% to 7.75%. Arrangements were made at the inception of the loans to convert a portion of the loans from adjustable rate to fixed rate.

The secured Italian lira loans are secured by irrevocable Letters of Credit and expire 30 days after the loan maturity. Commitment fees are immaterial. Interest on these loans is the Milan Interbank Offered Rate plus a nominal increment, adjusted quarterly.

Interest on the Decatur, Illinois Industrial Revenue Bond is 70% of the prime rate through December, 2000, adjustable thereafter.

The Company issued promissory notes, payable no later than September 12, 1996, in connection with the acquisition of the net assets of Youngs Drug Products Corporation and affiliates. Prepayments of all or portions of the notes are required as certain contractual conditions are satisfied.

Certain of the Company's long-term debt agreements contain covenants which require the Company to maintain a minimum level of net worth and limit total long-term liabilities to a stated percentage of total capitalization.

The fair value of long-term debt, including current maturities was $61,139,000 at March 31, 1996 and $24,633,000 at March 31, 1995.

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

Activity for the years ended March 31, 1996, 1995 and 1994 was as follows:

                                                                                CLASS B         CAPITAL IN
                                                              COMMON            COMMON           EXCESS OF
                                                               STOCK             STOCK           PAR VALUE
                                                            -----------       -----------       -----------
Balance at March 31, 1993                                   $34,373,000       $12,832,000       $   637,000
Conversion of Class B common stock to Common Stock               59,000           (59,000)          --
Tax benefit on appreciation of restricted stock awards          --                --                845,000
Cost of treasury stock under market value at date of
  award or issuance                                             --                --                490,000
                                                            -----------       -----------       -----------
Balance at March 31, 1994                                    34,432,000        12,773,000         1,972,000
Conversion of Class B common stock to Common Stock               96,000           (96,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --                212,000
                                                            -----------       -----------       -----------
Balance at March 31, 1995                                    34,528,000        12,677,000         2,184,000
Conversion of Class B common stock to Common Stock               85,000           (85,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --              1,084,000
                                                            -----------       -----------       -----------
Balance at March 31, 1996                                   $34,613,000       $12,592,000       $ 3,268,000
                                                            -----------       -----------       -----------
                                                            -----------       -----------       -----------

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

The pension expense for the years ended 1996, 1995 and 1994 included the following components:

                                                            1996                1995                1994
                                                         -----------         -----------         -----------
Service cost-benefits earned during the period           $ 6,839,000         $ 8,019,000         $ 7,416,000
Interest cost on projected benefit obligation             14,484,000          13,689,000          11,474,000
Actual return on assets                                  (42,145,000)         (1,449,000)        (16,799,000)
Net amortization and deferral                             25,385,000         (15,441,000)           (299,000)
Curtailment/settlement (gain) loss                         1,611,000            (549,000)            --
                                                         -----------         -----------         -----------
     Total pension expense                               $ 6,174,000         $ 4,269,000         $ 1,792,000
                                                         -----------         -----------         -----------
                                                         -----------         -----------         -----------

During the year ended March 31, 1996 the Company recognized curtailment and settlement losses of $1,611,000 in conjunction with the planned closure of the Trenton manufacturing plant and the Canadian facilities integration. These losses were included as components of the respective one-time charges.

During the year ended March 31, 1995 the Company recognized a curtailment gain of $549,000 in conjunction with the restructuring program. This gain was included as a credit to the one-time charges for restructuring of operations and facilities.

The following table sets forth the funded status of the plans at March 31, 1996 and 1995:

                                                                      PLANS IN WHICH
                                            -------------------------------------------------------------------
                                                    ASSETS EXCEED                          ACCUMULATED
                                                     ACCUMULATED                            BENEFITS
                                                      BENEFITS                            EXCEED ASSETS
                                            -----------------------------         -----------------------------
                                                1996             1995                 1996             1995
                                            ------------     ------------         ------------     ------------
Actuarial present value of benefit
  obligations:
     Vested                                 $113,945,000     $ 91,567,000         $ 48,981,000     $ 34,468,000
     Nonvested                                 1,790,000        1,992,000              751,000        1,573,000
                                            ------------     ------------         ------------     ------------
Accumulated benefit obligation              $115,735,000     $ 93,559,000         $ 49,732,000     $ 36,041,000
                                            ------------     ------------         ------------     ------------
                                            ------------     ------------         ------------     ------------
Projected benefit obligation                $136,445,000     $114,112,000         $ 71,480,000     $ 49,912,000
Plan assets at fair value                    177,154,000      149,507,000           25,881,000       20,274,000
                                            ------------     ------------         ------------     ------------
Plan assets in excess of (less than)
  projected benefit obligation                40,709,000       35,395,000          (45,599,000)     (29,638,000)
Unrecognized net (gain) or loss              (14,005,000)      (8,554,000)           5,744,000       (2,613,000)
Prior service not recognized in pension
  costs                                       (1,442,000)      (1,156,000)          14,903,000       13,619,000
Unrecognized net transition (asset)
  liability                                   (8,635,000)     (10,880,000)             260,000          384,000
Minimum liability adjustment                     --               --                (1,357,000)        (444,000)
                                            ------------     ------------         ------------     ------------
Prepaid (accrued) pension costs recognized
  in the consolidated balance sheets        $ 16,627,000     $ 14,805,000         $(26,049,000)    $(18,692,000)
                                            ------------     ------------         ------------     ------------
                                            ------------     ------------         ------------     ------------

The principal assumptions used in determining 1996, 1995 and 1994 actuarial values were:

             Discount rate                                           7- 9%
             Rate of increase in compensation levels                 4- 6%
             Expected long-term rate of return on plan assets        8-10%

An amount equal to the minimum liability adjustment of $1,357,000 accrued in the year ended March 31, 1996 has been recorded, net of anticipated tax benefits of $543,000, as a reduction of Stockholders' Equity and included on the Balance Sheet in the Stockholders' Equity section under the caption "Foreign currency translation adjustment and other."

Expense for the employee savings plan under which the Company matches the contributions of participating employees up to a designated level was $1,506,000, $1,597,000 and $1,488,000 in 1996, 1995 and 1994 respectively.

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

The components of the postretirement benefit expense for the years ended March 31, 1996, 1995 and 1994 are:

                                                            1996                1995                1994
                                                         -----------         -----------         -----------
Service cost -- benefits earned during the year          $ 1,615,000         $ 2,068,000         $ 2,416,000
Interest cost on accumulated postretirement benefit
  obligation                                               3,697,000           3,770,000           4,531,000
Net amortization and deferral                             (3,540,000)         (3,198,000)         (2,516,000)
Curtailment gain                                          (1,313,000)         (3,357,000)            --
                                                         -----------         -----------         -----------
Net periodic postretirement benefit expense (income)     $   459,000         $  (717,000)        $ 4,431,000
                                                         -----------         -----------         -----------
                                                         -----------         -----------         -----------

During the year ended March 31, 1996 the Company recognized curtailment gains of $1,313,000 in conjunction with the planned closure of the Trenton manufacturing facility and the Canadian facilities integration. These gains were included as credits to the respective one-time charges.

During the year ended March 31, 1995 the Company recognized a curtailment gain of $3,357,000 in conjunction with the restructuring program. This gain was included as a credit to the one-time charges for restructuring of operations and facilities.

The following table sets forth the accumulated postretirement benefit obligation of the plans at March 31, 1996 and 1995:

                                                            1996                1995
                                                         -----------         -----------
Retirees                                                 $26,174,000         $24,584,000
Active participants eligible for retirement               11,327,000          10,322,000
Other active participants                                 13,268,000          12,673,000
                                                         -----------         -----------
Accumulated postretirement benefit obligation             50,769,000          47,579,000
Unrecognized net gain                                      7,131,000           9,826,000
Unrecognized prior service credit                         10,688,000          11,564,000
                                                         -----------         -----------
Accrued postretirement benefit obligation                $68,588,000         $68,969,000
                                                         -----------         -----------
                                                         -----------         -----------

The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation for retirees is 13 percent for 1996 trending to 5 percent over an eight-year period. For active employees, the trend rate is 8 percent for 1996 trending to 5 percent over an eight year period. A one percent increase in the assumed respective annual medical cost trend rate would increase the accumulated postretirement benefit obligation by approximately $2,800,000 and the service and interest components of net postretirement benefit expense by $300,000.

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

As to participants awarded more than $7,500, partial payment is made in the year of the grant, and the balance is payable with interest in ten annual installments starting after death, disability, retirement or discharge, or in reduced amounts after voluntary resignation. There were no awards made in 1996, 1995 and 1994 under the plan.

10. LONG-TERM INCENTIVE PLANS
1977 Restricted Stock Award Plan

The plan as amended provides for awards of not more than 2,750,000 shares of common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization to key employees, to be issued either immediately after the award or at a future date. As a result of the three-for-one stock split in April, 1992 and the issuance of the Class B common stock in 1987, the 2,750,000 shares of common stock provided for in the Plan has been adjusted to 5,593,154 shares. As provided in the Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of five years from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over a five year period commencing at the date of the award.

Award transactions for the past three years were:

                                                                         SHARES
                                                      ---------------------------------------------
                                                        1996              1995              1994
                                                      ---------         ---------         ---------
          Cumulative awards--beginning of year        3,466,250         3,417,122         3,384,227
          New awards                                     --                49,128            32,895
                                                      ---------         ---------         ---------
          Cumulative awards--end of year              3,466,250         3,466,250         3,417,122
                                                      ---------         ---------         ---------
                                                      ---------         ---------         ---------

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Outstanding awards of 151,565 shares at March 31, 1996 will be issued at a future date no later than five years from the date of the award. For shares that have been issued, the market value at the date of the awards was $6,080,000, $2,672,000 and $4,924,000 in 1996, 1995, and 1994, respectively. The cost of treasury stock for these awards was $5,015,000, $2,463,000 and $4,434,000 in 1996, 1995 and 1994, respectively.
The differences between the market value at the date of the awards and the cost of the treasury stock were included in capital in excess of par value or retained earnings.

1996 Long-Term Incentive Plan

During fiscal year 1996, the Board of Directors and subsequently the stockholders approved the 1996 Long-Term Incentive Plan. The plan provides for awards of not more than 4,500,000 shares of common stock, subject to adjustment for stock splits, stock dividends and other changes in the Company's capitalization to key employees, to be issued either immediately after the award or at a future date. The awards consist of a combination of options and restricted stock and/or deferred stock. 80% of the shares of Common Stock covered by an award will be in the form of an Option and 20% will be in the form of Restricted Stock and/or Deferred Stock. At March 31, 1996 there were 3,182,400 shares available for grant under the 1996 long-term incentive plan.

Options under this plan, under which both qualified and non-qualified options may be granted, have been granted to key executive employees at fair market value at date of grant. The right to exercise the options, in installments, commences one year from the date of grant and expires ten years after that date. During fiscal year 1996, options for 1,054,080 shares issued under the 1996 Plan were granted at a price of $13.75. None of these options was exercisable at March 31, 1996.

Restricted and/or deferred stock awards which are awarded subject to restrictions, may not be disposed of by the recipient for a period of four years from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over a four year period commencing at the date of the award. During fiscal year 1996 awards of an aggregate of 263,520 shares were made. At March 31, 1996, 57,240 of these shares have been deferred and will be issued at a future date no later than four years from the date of the award. For shares that have been issued in 1996 the market value on the date of the awards was $2,836,000. The cost of treasury stock for these awards was $2,817,000. The differences between the market value at the date of the awards and the cost of the treasury stock were included in capital in excess of par value or retained earnings.

11. ACQUISITIONS

In December, 1995, the Company acquired the enzyme immunoassay and immunofluorescent lines of diagnostic products from BioWhittaker, Inc. The purchase price for these product lines was $10,000,000. The Company also agreed to purchase certain inventories at cost.

In a separate transaction with Clark Laboratories in December, 1995, the Company has obtained exclusive sales and marketing rights to Clark's line of enzyme immunoassay diagnostic products in the United States and has entered into a long-term supply agreement with Clark related to the manufacture of certain diagnostic products. The fee for these rights was $2,000,000, a portion of which will be paid over the next two years.

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

12. SHORT-TERM INVESTMENTS

At March 31, 1996 and 1995, short-term investments were intended to be held to maturity as defined in SFAS No. 115 and have contractual maturities of less than one year. The amortized cost approximated fair value. The amortized cost of certificates of deposit and securities issued by the Canadian government were $18,577,000 and $1,457,000, respectively, in 1996, and $9,286,000 and
$8,902,000, respectively in 1995.

13. PLANNED CLOSURE OF THE TRENTON CONDOM MANUFACTURING FACILITY

As previously announced, the Company decided to close its condom manufacturing plant in Trenton, New Jersey. It is anticipated that the closing will occur in fiscal year 1997. The condom production currently performed at Trenton will be transferred to the Company's facility in Colonial Heights, VA. The decision to close the Trenton plant resulted in a one-time charge to pre-tax earnings in the year ended March 31, 1996 of $23,100,000 ($13,630,000 after taxes or $.30 per share), consisting of plant closing costs including equipment write-offs ($17,800,000) and employee termination costs ($5,300,000).

14. RESTRUCTURING OF OPERATIONS AND FACILITIES

Prompted by the discontinuance of its line of iodinated glycerol formulation of Organidin products and by the significant adverse effect on existing and potential sales of Felbatol (felbamate) due to use restrictions, the Company engaged in a restructuring program beginning in the year ended March 31, 1995 with the intent of reducing costs and increasing efficiencies.

As part of the restructuring program, the Company substantially reduced its pharmaceutical sales force and marketing support staff and virtually eliminated its Wallace Laboratories Division internal research and development capability. However, the Company will continue its research and development of Astelin (azelastine) for rhinitis, and Taurolin (taurolidine), an antitoxin for the treatment of sepsis, and to the extent such work exceeds the Company's remaining internal research and development resources, such work will be done through independent research facilities. The consolidation of its manufacturing operations resulted in the closure of the Company's plants in Humacao and Rincon, Puerto Rico and the closure of its East Windsor, New Jersey facility. In addition, the Company relocated one of its divisions to its Cranbury, New Jersey facility and is in the process of consolidating its two Canadian operations.

In connection with the restructuring described above, the Company incurred one-time pre-tax charges of $16,500,000 in the year ended March 31, 1996 and $74,060,000 in the year ended March 31, 1995. The restructuring charges of $90,560,000 recorded over the two years consist primarily of estimated employee termination costs ($30,800,000), estimated plant closing costs including equipment write-offs ($26,000,000) and costs associated with the planned subleasing of office space on which the Company holds a long-term lease ($27,800,000).

The total anticipated reduction in the number of worldwide employees will be approximately 990 including 120 vacancies that will not be filled. Through March 31, 1996, 710 employees have been terminated with employee termination costs of $21,700,000 applied against the restructuring liability. In addition, approximately 110 positions have been eliminated as a result of voluntary resignations.

Net plant closing costs of $25,100,000, as well as $5,000,000 in costs associated with the subleasing of office space on which the Company holds a long-term lease have been applied against the restructuring liability.

Approximately $33,900,000 of the $90,560,000 provision for restructuring charges remain to be utilized in future periods. Substantially all of the $33,900,000 represents expected future cash outlays for employee severance and subleasing costs.

15. BUSINESS SEGMENTS

Information on the Company's Business Segments is presented below--dollars in thousands. (See also "Management's Discussion and Analysis of Results of Operations and Financial Condition" on page 8).

Carter-Wallace, Inc. is engaged in the manufacture and sale of a diversified line of products in the Consumer Products and Health Care business segments. A listing of the major products in each segment is included in "Description of Business Segments" on page 13.

Consumer products are promoted directly to the consumer by television and other advertising media and are sold to wholesalers and various retailers. They are manufactured and sold domestically by the Company's consumer products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors.

Health care products are promoted primarily to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold domestically by the Company's professional products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors.

The Company sells its diversified line of products worldwide. Some of the Company's domestic divisions sell to a small number of high volume customers, the largest of which accounted for approximately 8.7% of consolidated net sales during fiscal 1996.

Business Segments                                                         MARCH 31
                                                  ---------------------------------------------------------
                                                    1996                     1995                    1994
                                                  ---------                --------                --------
Sales
  Health Care                                     $ 246,578                $262,785                $296,621
  Consumer
     Anti-Perspirants and Deodorants                110,147                 123,146                 124,547
     Other Consumer Products                        302,215                 277,711                 243,621
                                                  ---------                --------                --------
  Consolidated                                    $ 658,940                $663,642                $664,789
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Operating Profit
  Health Care                                     $  53,477 (a)            $(51,222)(e)            $ 37,223
  Consumer
     Anti-Perspirants and Deodorants                (12,073)(b)             (10,758)(f)              (4,766)
     Other Consumer Products                         18,881 (c)              31,547 (g)              53,473
  Interest income net of interest (expense)           1,239                   1,062                     363
  Other (expense) net of other income                (1,629)                 (1,765)                 (6,614)
  General corporate expenses                        (47,098)(d)             (55,894)(h)             (42,297)
                                                  ---------                --------                --------
  Earnings before taxes on income                 $  12,797                $(87,030)               $ 37,382
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Identifiable Assets
  Health Care                                     $ 190,926                $188,316                $219,920
  Consumer
     Anti-Perspirants and Deodorants                 61,323                  72,620                  81,347
     Other Consumer Products                        251,544                 231,525                 197,550
  Corporate Assets                                  215,132                 187,763                 129,745
                                                  ---------                --------                --------
  Total Assets                                    $ 718,925                $680,224                $628,562
                                                  ---------                --------                --------
                                                  ---------                --------                --------

(a) Includes one-time pre-tax charges of $3,743 related to restructuring and adjustments to prior year one-time charges for Organidin (iodinated glycerol) and Felbatol.

(b) Includes one-time pre-tax charge of $3,916 related to restructuring.

(c) Includes one-time pre-tax charge of $30,330 related to restructuring and the planned closure of the Trenton condom manufacturing facility.

(d) Includes one-time pre-tax charge of $4,011 related to restructuring.

(e) Includes one-time pre-tax charges of $92,977 related to Organidin (iodinated glycerol), Felbatol and restructuring.

(f) Includes one-time pre-tax charge of $5,503 related to restructuring.

(g) Includes one-time pre-tax charge of $18,685 related to restructuring.

(h) Includes one-time pre-tax charge of $12,175 related to restructuring.

Business Segments Continued                                               MARCH 31
                                                  ---------------------------------------------------------
                                                    1996                     1995                    1994
                                                  ---------                --------                --------
Depreciation and Amortization
  and Capital Expenditures
Depreciation and Amortization
  Health Care                                     $   9,726                $ 11,521                $ 11,314
  Consumer
     Anti-Perspirants and Deodorants                  3,481                   3,808                   3,764
     Other Consumer Products                          8,570                   8,002                   6,908
                                                  ---------                --------                --------
  Total Operating Segments                        $  21,777                $ 23,331                $ 21,986
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Capital Expenditures
  Health Care                                     $   3,020                $  4,640                $  5,261
  Consumer
     Anti-Perspirants and Deodorants                  1,141                   1,877                   7,400
     Other Consumer Products                         30,705                  11,631                   9,412
                                                  ---------                --------                --------
  Total Operating Segments                        $  34,866                $ 18,148                $ 22,073
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Geographic Areas
Sales
  U.S.A.                                          $ 452,364                $481,452                $505,335
  Other North America                                58,637                  60,841                  62,470
  Other Countries                                   147,939                 121,349                  96,984
                                                  ---------                --------                --------
  Consolidated                                    $ 658,940                $663,642                $664,789
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Operating Profit
  U.S.A.                                          $  47,128 (a)            $(43,765)(d)            $ 72,732
  Other North America                                 1,658 (b)               5,887 (e)               5,564
  Other Countries                                    11,499                   7,445 (f)               7,634
  Interest income net of interest (expense)           1,239                   1,062                     363
  Other (expense) net of other income                (1,629)                 (1,765)                 (6,614)
  General corporate expenses                        (47,098)(c)             (55,894)(g)             (42,297)
                                                  ---------                --------                --------
  Earnings (loss) before taxes on income          $  12,797                $(87,030)               $ 37,382
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Identifiable Assets
  U.S.A.                                          $ 331,339                $330,493                $384,413
  Other North America                                39,342                  37,474                  40,608
  Other Countries                                   133,112                 124,494                  73,796
  Corporate Assets                                  215,132                 187,763                 129,745
                                                  ---------                --------                --------
  Total Assets                                    $ 718,925                $680,224                $628,562
                                                  ---------                --------                --------
                                                  ---------                --------                --------

Corporate assets include principally cash and cash equivalents, short-term investments, miscellaneous receivables, deferred taxes and other miscellaneous assets.

(a) Includes one-time pre-tax charges of $31,987 related to restructuring, the planned closure of the Trenton condom manufacturing facility and adjustments to prior year one-time charges for Organidin (iodinated glycerol) and Felbatol.

(b) Includes one-time pre-tax charges of $6,002 related to restructuring and an adjustment to the prior year one-time charge for Felbatol.

(c) Includes one-time pre-tax charges of $4,011 related to restructuring.

(d) Includes one-time pre-tax charges of $115,315 related to restructuring, Organidin (iodinated glycerol) and Felbatol.

(e) Includes one-time pre-tax charge of $950 related to Felbatol.

(f) Includes one-time pre-tax charge of $900 related to restructuring.

(g) Includes one-time pre-tax charge of $12,175 related to restructuring.

16. RENTAL EXPENSE AND LEASE COMMITMENTS
Rental expense, in thousands of dollars, for operating leases with a term greater than one year for 1996, 1995 and 1994 was as follows:

                                REAL PROPERTY
    RENTAL           REAL        SUB-RENTAL       NET REAL     EQUIPMENT
    EXPENSE        PROPERTY        INCOME         PROPERTY     AND OTHER
- ---------------    --------     -------------     --------     ---------
     1996          $ 6,308        $    (484)      $ 5,824       $ 2,169
     1995            8,320             (688)        7,632         6,389
     1994            8,322             (688)        7,634         7,250

The real property rental expense for 1996 excludes approximately $2,400 of rental costs which have been charged to the one-time charges for restructuring of operations and facilities.

Minimum rental commitments, in thousands of dollars, under non-cancellable leases in effect at March 31, 1996 were as follows:

                                REAL PROPERTY
MINIMUM RENTAL       REAL        SUB-RENTAL       NET REAL     EQUIPMENT     CAPITAL LEASE
  COMMITMENTS      PROPERTY        INCOME         PROPERTY     AND OTHER      OBLIGATIONS
- ---------------    --------     -------------     --------     ---------     -------------
     1997          $ 8,632        $  (1,767)      $ 6,865       $   309         $    49
     1998            8,416           (2,968)        5,448           199              29
     1999            8,241           (2,968)        5,273           137              25
     2000            8,015           (2,968)        5,047            59              21
     2001            8,304           (3,050)        5,254             2              18
   2002-2012        74,873          (34,710)       40,163            --              23
                                                                             -------------
                                                                                    165
Less interest and executory cost                                                    (33)
                                                                             -------------
Present value of minimum lease payments (of which $38 is included in
   current liabilities)                                                         $   132
                                                                             -------------
                                                                             -------------

Included in the real property rental commitments indicated above is approximately $19,300 of future rental costs which were included in the one-time charges for restructuring of operations and facilities. These costs are associated with the subleasing of office space on which the Company holds a long-term lease.

17. SUPPLEMENTAL FINANCIAL INFORMATION
The following is presented in support of balance sheet captions:

                                                                                    MARCH 31
                                                                        --------------------------------
                                                                          1996                    1995
                                                                        --------                --------
Intangible Assets:                                                            (dollars in thousands)
  Excess of purchase price of businesses acquired over the
    net assets at date of acquisition                                   $119,836                $111,145
  Trademarks                                                              29,033                  30,159
  Other                                                                   32,459                  35,231
                                                                        --------                --------
                                                                         181,328                 176,535
  Accumulated amortization                                                49,906                  46,683
                                                                        --------                --------
                                                                        $131,422                $129,852
                                                                        --------                --------
                                                                        --------                --------
Accounts Payable:
Trade                                                                   $ 37,464                $ 28,596
  Other                                                                    1,477                   2,722
                                                                        --------                --------
                                                                        $ 38,941                $ 31,318
                                                                        --------                --------
                                                                        --------                --------
Accrued Expenses:
Salaries and wages                                                      $ 28,222                $ 23,390
  Advertising and promotion                                               17,597                  20,678
  One-time charges                                                        31,272                  32,617
  Retirement plans                                                        10,035                  17,063
  Other                                                                   45,205                  40,677
                                                                        --------                --------
                                                                        $132,331                $134,425
                                                                        --------                --------
                                                                        --------                --------
Other Long-Term Liabilities:
  One-time charges                                                      $ 24,011                $ 31,438
  Other                                                                   24,309                  16,626
                                                                        --------                --------
                                                                        $ 48,320                $ 48,064
                                                                        --------                --------
                                                                        --------                --------

Income taxes paid were $14,204,000, $7,700,000 and $11,004,000 in 1996, 1995, and 1994 respectively. Interest paid was $3,256,000, $2,213,000 and $1,617,000 in 1996, 1995 and 1994, respectively.

18. FELBATOL (FELBAMATE)

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

Due to substantial introductory spending levels and continued research and development, the Company incurred losses with respect to Felbatol from introduction through the fiscal 1995 period.

As a result of the Felbatol matters discussed above, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $37,780,000, primarily related to inventory write-offs ($15,400,000) in excess of sales projections, purchase and other commitments ($9,900,000) and anticipated product returns including trade announcements ($4,500,000). In the year ended March 31, 1996 an adjustment was made to increase the provision for loss on Felbatol by $8,200,000 as a result of higher than anticipated costs associated with ongoing Felbatol litigation ($5,700,000) and increased product returns ($2,500,000). Depending on future sales levels, additional inventory write-offs may be required. At the present time Felbatol continues to be available on the market. If for any reason the product at some future date is no longer available in the market, the Company will incur an additional one-time charge that would have a material adverse effect on the Company's results of operations and possibly on its financial condition. Should the product no longer be available, the Company currently estimates that the additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, will be in the range of $25,000,000 to $30,000,000 on a pre-tax basis.

19. DISCONTINUANCE OF THE ORGANIDIN (IODINATED GLYCEROL) PRODUCT LINE

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

On April 22, 1993, the Company received a letter from the FDA requesting that the Company discontinue the marketing of the Organidin (iodinated glycerol) products. Subsequent meetings between the Company and the FDA resulted in an agreement reached in June, 1994, under which the Company discontinued the manufacture and shipment of the Organidin (iodinated glycerol) products. The agreement permitted the continued shipping, prescribing and dispensing of existing stocks of Organidin (iodinated glycerol) product then currently in channels of distribution. In September 1994, the Company introduced a reformulation of the Organidin expectorant/antitussive products marketed as Organidin NR.

As a result of the agreement noted above, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $17,500,000 primarily related to a provision for any product returns ($8,500,000) and for inventory write-offs ($3,600,000). In the year ended March 31, 1996 an adjustment was made to reduce the provision for loss on Organidin by $5,800,000 largely as a result of smaller than anticipated product returns.

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

20. LITIGATION INCLUDING ENVIRONMENTAL MATTERS

Environmental Matters

The United States Environmental Protection Agency ("EPA") advised Carter-Wallace, Inc. and over 200 other companies in 1982 that they may be potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to waste deposited at the Lone Pine Landfill in Freehold, N.J. The Company and over 115 other companies without admitting liability, have entered into two consent decrees with EPA agreeing to conduct a cleanup of the Lone Pine Landfill and the cleanup is in progress. The total estimated cost of the cleanup is $103 to $124 million in current dollars. Carter-Wallace's share of the cleanup is estimated to be $8.4 to $10.2 million, of which it has paid about $7.0 million to date. In August, 1989, the Company instituted suit in New Jersey state court against twenty-two insurers to recover, inter alia, the Company's share of costs at Lone Pine. The Company has reached settlements in this case with 18 of the insurers. To date, the Company has received approximately $11.4 million in settlement payments, including reimbursement of certain legal fees, and is scheduled to receive additional amounts over the next two years. Thus, the Company expects to be fully reimbursed for its share of the currently estimated costs at Lone Pine.

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May, 1991, EPA issued special notice letters under CERCLA to Lambert Kay and about 50 other PRPs notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September, 1991 and in February, 1994, the Company and 21 other PRPs, without admitting liability, entered into consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site including the remedial investigation and feasibility study and to reimburse EPA for certain costs. The estimated cost of this work is about $4 million. The Company's share of this cost is estimated to be $114,500 to $129,400, of which the company has paid about $99,000. In addition, the Company and other settling PRPs have sued certain nonsettlors for their share of these costs and have obtained some settlement recoveries. Based on preliminary information from the investigation work (which is not completed), the total cost for performing the current and future work at Barkhamsted, including the investigation work, is estimated to be $13.3 to $41.3 million. In June, 1995, the Connecticut legislature authorized the issuance of bonds to pay for approximately $7 million of the future cleanup costs at the site. The issuance of these bonds is expected to reduce the amount of cleanup costs subject to PRP funding by that amount. Based on expected PRP participation in future cleanup work and other factors, the Company anticipates that its share of all cleanup costs subject to PRP funding (including costs incurred to date) will be not more than 4 to 5% or about $252,000 to $1,715,000. Thus, although applicable environmental law provides for joint and several liability for the cost of cleanup work, the Company believes, based on present estimates, that substantially all of the cleanup costs will be paid by other PRPs.

The Company believes, based upon the information available at this time, that the matters discussed above will not have a material effect on its financial statements.

Other Litigation

Two federal securities class action suits filed in 1994 by stockholders against the Company and certain of its present and former officers in the United States District Court, Southern District of New York have been consolidated for all purposes and the plaintiffs have filed a Consolidated Amended Complaint and a second Amended Class Action Complaint. The consolidated action purports to be on behalf of all persons who purchased the Company stock in the period from January 20, 1994 through July 31, 1994. The complaint alleges that certain statements made by the Company with respect to future sales and marketing
                                                                              31
prospects for Felbatol were false and fraudulent, and that the Company omitted to state material facts necessary to make statements made not misleading. The complaint seeks damages in an unspecified amount.

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

A product liability class action was filed against the Company in August, 1994, in the United States District Court, Northern District of California. The complaint, which was amended in early 1995, purports to be on behalf of all persons who started using Felbatol prior to August, 1994. The complaint alleges that the Company is liable for strict product liability, negligence, breach of express and implied warranty, negligent infliction of emotional distress and negligent misrepresentation related to side effects of Felbatol. The complaint seeks unspecified compensatory and punitive damages and injunctive relief. The District Court order certifying the case as a class action is on appeal to the U.S. Court of Appeals for the Ninth Circuit.

A product liability class action against the Company in the United States District Court for the Eastern District of Pennsylvania for injury allegedly suffered as a result of using Felbatol has been consolidated with the action in the Northern District of California.

In addition to the above, thirty two individual product liability actions related to Felbatol have been filed against the Company. Damages are specified in fifteen of those actions ranging from $100,000 to $82,000,000. In the aggregate the complaints seek $55,000,000 in compensatory damages and $217,000,000 in punitive damages. In the other actions, the damages sought are unspecified.

The Company has product liability insurance in the amount of $88,000,000 for claims made in the year ended March 31, 1995 and has obtained comparable limits of insurance coverage for claims made in the fiscal years ending March 31, 1996 and March 31, 1997, with certain exceptions relating to the nature of the claimed injury. The Company believes its product liability insurance would cover punitive damages but has not been advised by its insurance carriers what position they might take if this were to become an issue because of the expressed public policy of certain states against the enforceability of insurance covering punitive damages.

The Company along with numerous other drug manufacturers, wholesalers and suppliers, was named in a consolidated and amended class action suit filed in August, 1994 in the California Superior Court, San Francisco County, brought on behalf of all California community retail pharmacists who have purchased any brand name prescription drugs since August, 1989. The complaint alleged that the defendants, including the Company, entered into a conspiracy to fix prices for brand-name prescription drugs and gave lower prices to certain favored purchasers while the alleged favored prices were denied to the plaintiffs. Upon defendants' motion, the plaintiffs' class claims of price discrimination were stricken from the complaint. A Second and Third Consolidated and Amended Complaint were filed in December, 1994 and May, 1995 repeating these price claims and, like their predecessor, seeking injunctive relief and unspecified trebled compensatory damages, restitution of unspecified amounts by which defendants are alleged to be unjustly enriched and litigation costs, interest and attorney's fees. Class certification of the price-fixing conspiracy claims was granted by order dated June 23, 1995, and an individual action brought by two mid-size chain pharmacies was subsequently coordinated with the consolidated class action as an add-on case asserting virtually identical claims and demands for relief.

The Company along with numerous other drug manufacturers, has been named in a class action suit filed July, 1994 in California Superior Court, County of San Francisco, brought on behalf of a class of California consumers who purchased drugs from independent retail pharmacies alleging that certain drug manufacturers and wholesalers and suppliers, including the Company, conspired to fix prices for brand-name prescription drugs that were sold to California independent retail pharmacists. The complaint seeks unspecified trebled compensatory damages relating to overcharges, restitution of amounts by which defendants were allegedly unjustly enriched and litigation costs, interest and attorney's fees. By court order August 16, 1995, class certification was granted to the extent of certifying a class of California consumers who purchased drugs from independent retail pharmacies and pharmacy chains with ten or fewer California locations. Two add-on putative class actions
32
were thereafter filed and coordinated with the consolidated class action, seeking to expand the class to include consumers who purchased drugs from chain pharmacies with more than ten locations in California. The expanded class has not been certified.

The Company, along with numerous other drug manufacturers, an Alabama drug wholesaler and a national mail-order pharmacy, had initially been named in a class action suit filed May, 1994 in the Alabama Circuit Court, Greene County, brought on behalf of a class of independent drug stores and pharmacies and alleging that the named, and certain unnamed, defendants discriminated against the plaintiffs in according more favorable prices to mail-order pharmacies and large health care providers pursuant to an alleged conspiracy to regulate or fix the price, or limit the quantity, of prescription drugs sold in the State of Alabama in violation of Alabama law. By a First Amended Complaint dated January 17, 1995, the three named plaintiffs retracted all class claims. In subsequent, amended pleadings, plaintiffs have sought to reassert their class action claims, alleging that the defendant drug manufacturers, wholesalers and health maintenance organizations had engaged in a price-fixing conspiracy, monopolization and attempted monopolization, fraud and civil conspiracy, in violation of Alabama statutory and common law, and seeking a declaratory judgment, statutory damages of $500 per instance of alleged injury, unspecified actual and punitive damages, litigation costs and interest. No class has been certified and defendant's motion to strike the class action allegations is now pending before the court.

The Company along with numerous other drug manufacturers was named in a class action lawsuit filed January, 1996 in Alabama Circuit Court, Clarke County, brought on behalf of a class of consumers who purchased brand-name prescription drugs from independent retail pharmacies in jurisdictions alleged to grant standing to "indirect purchasers" to bring suit upon price overcharge claims, including Alabama, the District of Columbia, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico and Wisconsin. Plaintiffs allege that, in violation of Alabama law, defendants conspired to sell brand-name prescription drugs to mail-order pharmacies at lower prices than those charged to independent retail drug pharmacies and that as a result, plaintiffs have paid supra-competitive prices for brand-name prescription drugs. The case was certified for class treatment, remanded to federal court and conditionally transferred to the Northern District of Illinois for consolidation with In re: Brand Name Prescription Drugs Antitrust Litigation, MDC No. 997. Plaintiffs seek unspecified compensatory and punitive damages, an injunction, litigation costs and attorney's fees.

In October, 1992, a suit was filed by Unilever against the Company's subsidiary in the United Kingdom alleging patent infringement by certain of the Company's diagnostic products. The complaint seeks injunctive relief and unspecified compensatory damages.

The Company believes, based on opinion of counsel, it has good defenses to each of the above-described legal actions and should prevail. The Company might at some point in time elect to attempt to settle one or more of these cases. At this stage, however, the Company does not know whether these cases, or any of them, will be settled or at what amounts.

The Company has been named as a defendant along with Tambrands, Inc. in a suit filed by New Horizons Diagnostic Corporation (NHDC) et al. filed in United States District Court, Southern District of New York. The Complaint alleges that certain technology embodied in the Company's First Response and Answer pregnancy test kits and ovulation predictor test kits "cup tests", which the Company purchased from Tambrands, was misappropriated from NHDC, and that the technology infringes certain patents owned by NHDC. In addition, the complaint alleges that the Company's First Response and Answer pregnancy detection "stick tests" infringe the NHDC patents, and embody certain technology misappropriated from NHDC. The Complaint seeks an injunction against further infringement and damages.

The Company believes it is indemnified, pursuant to a written agreement with Tambrands, for any damages it may suffer including legal fees, up to a cap of $12,500,000, resulting from any infringement of NHDC's patent by the Company's pregnancy detection or ovulation prediction "cup tests", or any holding that those products incorporate any technology misappropriated from NHDC. Tambrands alleges that it did not misappropriate technology belonging to NHDC and, therefore, the "cup tests" acquired from Tambrands do not infringe the NHDC patent. The Company believes that its "stick tests" do not infringe on NHDC's patent.

Additional product liability claims related to Felbatol use have been threatened against the Company. At this point, the Company cannot evaluate the merits of such claims and does not know whether or to what extent legal actions will arise from such claims and, therefore, is unable to predict the financial impact they may have.

21. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, gross margin, net earnings (loss) and earnings (loss) per share are set forth in the following table (dollars in thousands, except per share amounts).

                                                              QUARTER ENDED
                                             -----------------------------------------------
1996                                         JUNE 30      SEPT. 30     DEC. 31      MARCH 31       TOTAL YEAR
- ----                                         --------     --------     --------     --------       ----------
  Net sales                                  $177,037     $154,810     $162,004     $165,089        $658,940
  Gross margin                                114,645       95,098      103,143      99,834          412,720
  Net earnings (loss)                             861       (4,524)      10,278         935            7,550
  Earnings (loss) per share                       .02         (.10)         .22         .02              .16
1995
- ----
  Net sales                                  $183,304     $168,111     $156,680     $155,547        $663,642
  Gross margin                                121,021      104,401      102,642      95,260          423,324
  Net earnings (loss)                             441      (47,242)      (4,662)     (4,805 )        (56,268)
  Earnings (loss) per share                       .01        (1.03)        (.10)       (.10 )          (1.22)

The quarter ended June 30, 1995 includes one-time charges to pre-tax earnings of $20,100 for the planned closure of the Trenton condom manufacturing facility.

The quarter ended September 30, 1995 includes one-time charges to pre-tax earnings of $16,500 consisting of $10,200 for restructuring and $6,300 related to the consolidation of two Canadian operations.

The quarter ended March 31, 1996 includes one-time charges to pre-tax earnings of $5,400 related to the planned closure of the Trenton condom manufacturing plant ($3,000) and a net adjustment of the prior year one-time charges for Felbatol (an additional $8,200) and for Organidin (a reduction of $5,800). Also included in the quarter is an approximate $2,400 charge related to a write-off of the carrying value of a product that is being discontinued.

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

INDEPENDENT AUDITORS' REPORT

                                                 CERTIFIED PUBLIC ACCOUNTANTS

KPMG Peat Marwick LLP                                         345 Park Avenue
                                                           New York, NY 10154

The Board of Directors and Stockholders
Carter-Wallace, Inc.:

We have audited the accompanying consolidated balance sheets of Carter-Wallace, Inc. and subsidiaries as of March 31, 1996 and 1995 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter-Wallace, Inc. and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Notes 3 and 8 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statements No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", No. 109 "Accounting for Income Taxes" and No. 112 "Employers' Accounting for Postemployment Benefits" in 1994.

May 6, 1996

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

Morton K. Schwartz, Ph.D.
Chairman, Department of Clinical Chemistry
Memorial Sloan Kettering Cancer Center
New York, NY

EXECUTIVE OFFICERS
Henry H. Hoyt, Jr.
Chairman of the Board and Chief Executive Officer
Daniel J. Black
President and Chief Operating Officer
T. Rosie Albright
Vice President, Consumer Products, U.S.
John Bridgen, Ph.D.
Vice President, Diagnostics, U.S.
Robert A. Cuthbert
Vice President, Pet Products, U.S.
Donald R. Daoust, Ph.D.
Vice President, Quality Control
Peter J. Griffin
Vice President and Controller
Adrian J. L. Huns
Vice President, International
Michael J. Kopec
Vice President, Manufacturing
Ralph Levine
Vice President, Secretary and General Counsel
Thomas B. Moorhead
Vice President, Human Resources
George H. Ohye
Vice President, Compliance and Regulatory
Herbert Sosman
Vice President, Pharmaceuticals, U.S.
Donald J. Stack
Vice President, Taxes
C. Richard Stafford
Vice President, Corporate Development
Paul A. Veteri
Vice President, Finance and Chief Financial Officer
James L. Wagar
Vice President and Treasurer

DIVISIONAL MANAGEMENT

T. Rosie Albright, President, Carter Products
John Bridgen, Ph.D., President, Wampole Laboratories
Robert A. Cuthbert, President, Lambert Kay
Adrian J. L. Huns, President, International
Michael J. Kopec, President, Manufacturing
Herbert Sosman, President, Wallace Laboratories

PRINCIPAL SUBSIDIARIES

Francois Depoil, President, Laboratoires Fumouze S. A. (France)
Gregory J. Drohan, President, Carter Products, Canada
J. Robert Fraser, President, Frank W. Horner Inc. (Canada)
Howard E. Cocker, Managing Director, Carter-Wallace
Limited (United Kingdom)
Jose Maria Icart, Managing Director, Icart S.A. (Spain)
Alan W. Nash, Managing Director, Carter-Wallace
(Australia) Pty. Limited
Lino Santambrogio, Managing Director, S.p.A. Italiana
Laboratori Bouty (Italy)
Francis Santiago, President, Carter Wallace, S. A. (Mexico)

      EXECUTIVE OFFICES
      1345 Avenue of the Americas, New York, N.Y. 10105
      212-339-5000

      RESEARCH LABORATORIES
      Cranbury, New Jersey
      Montreal, Canada

      MANUFACTURING PLANTS
      Colonial Heights, Virginia
      Cranbury, New Jersey
      Decatur, Illinois
      Santa Ana, California
      Trenton, New Jersey
      Winsted, Connecticut
      Montreal, Canada
      Folkestone, England
      Milan, Italy
      Pisa, Italy
      Mexico City, Mexico
      Barcelona, Spain

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