Form 10-K405, Exhibit 13
period 1997-03-31
CARTER WALLACE INC /DE/
filed 1997-06-17
CIK 18000

                                CARTER-WALLACE

                                ANNUAL REPORT
                                FOR THE YEAR
                             ENDED MARCH 31 1997

      EXECUTIVE OFFICES
      1345 Avenue of the Americas, New York, N.Y. 10105
      212-339-5000

      RESEARCH LABORATORIES
      Cranbury, New Jersey
      Montreal, Canada

      MANUFACTURING PLANTS
      Cranbury, New Jersey
      Colonial Heights, Virginia
      Decatur, Illinois
      Santa Ana, California
      Winsted, Connecticut
      Montreal, Canada
      Folkestone, England
      Milan, Italy
      Pisa, Italy
      Mexico City, Mexico
      New Plymouth, New Zealand
      Barcelona, Spain

      TRANSFER AND DISBURSING AGENT
      The Bank of New York
      101 Barclay Street
      New York, N.Y. 10286
      800-524-4458

      REGISTRAR OF STOCK
      The Bank of New York
      101 Barclay Street
      New York, N.Y. 10286

      SHAREHOLDER RELATIONS
      Ruder Finn, Inc.
      800-984-1777

                           CARTER-WALLACE, INC.
                           ANNUAL REPORT
                           For the year ended March 31, 1997



                                   FINANCIAL HIGHLIGHTS                 1997              1996
                           Net sales                                $648,755,000      $658,940,000
                           Earnings before one-time charges and
                             taxes                                    45,349,000        54,797,000
                           Earnings before taxes                      45,349,000        12,797,000
                           Net earnings                               26,756,000         7,550,000
                           Earnings per share before one-time
                             charges                                      $  .58            $  .70
                           Earnings per share                             $  .58            $  .16
                           Dividends                                   7,423,000         7,384,000
                           Dividends per share                            $  .16            $  .16
                           Average shares outstanding                 46,389,000        46,160,000
                           Number of stockholders of record
                                Common                                     2,656             2,894
                                Class B common                             1,471             1,605

---------------------------------------------------------------------
                [LOGO]
                The Company markets
                toiletries, pharmaceuticals,
                diagnostic specialties,
                proprietary drugs and pet products
---------------------------------------------------------------------

   CONTENTS

   Report to Stockholders                                                      2

   Summary of Selected Financial Data                                          7

   Management's Discussion and
     Analysis of Results of Operations
     and Financial Condition                                                   8

   Description of Business Segments                                           11

   Consolidated Balance Sheets                                                12

   Consolidated Statements of Earnings
     and Retained Earnings                                                    14

   Consolidated Statements of Cash Flows                                      15

   Notes to Consolidated Financial Statements                                 16

   Independent Auditors' Report                                               32

   Directors and Officers                                      Inside Back Cover

REPORT TO STOCKHOLDERS

In the fiscal year ended March 31, 1997, the Company's consolidated sales were $648,755,000 compared to the prior year's sales of $658,940,000.

The Company earned $.58 per share for the fiscal year ended March 31, 1997 compared to $.16 per share in the prior year. The results of operations for the year ended March 31, 1997 include introductory spending related to Astelin Nasal Spray for the symptoms of seasonal allergic rhinitis which was launched during the fourth quarter. One-time pre-tax charges in the prior year were $42,000,000 or $.54 per share.

SALES

Sales in the Company's two business segments were Consumer Products $405,592,000 and Health Care Products $243,163,000. Consumer Products were 63% and Health Care Products were 37% of total sales. These sales compare to a year ago of $412,362,000 and $246,578,000, respectively.

Foreign sales by subsidiaries and branches operating outside the United States were $210,606,000 for the fiscal year ended March 31, 1997 compared with $206,576,000 the previous year. This represents 32% and 31%, respectively of total sales. Health Care Products accounted for 36% and Consumer Products 64% of foreign sales. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $1,900,000.

DIVIDENDS

Dividends of $.16 per share were paid in both the current and prior year. The Company has paid dividends for 114 consecutive years.

CARTER PRODUCTS DIVISION

A continuation of retail trade consolidations, the trend toward private label price pressure and competitive product introductions in key business segments marked this year's business environment. In spite of these conditions, the Division continued to stimulate the consumers' interest while matching their desire for fresh products that meet their ever exacting needs by launching several new products to strengthen the Division's brand franchises.

The Arrid line maintained sales volume despite intense competition in the anti-perspirant/deodorant market. Innovative product introductions included Arrid XX Ultra Clear Spray, the first aerosol positioned as a clear spray, and Arrid XX Ultra Clear Solid, an innovative solid formula that turns clear instantly when applied. Additionally, Arrid XX Gel was restaged with a new, faster drying gel formula and an all new, state-of-the-art container. Package graphics for the entire Arrid line were also contemporized.

The Division's condom brands achieved another record market share of well over 60% of total condom sales. The Trojan, Class Act and Naturalamb brands increased position in their respective segments. Leadership advertising, strong promotion and comprehensive educational programs helped improve our dominant position. Trojan Ultra Pleasure and Class Act Smooth Sensation condoms were successfully introduced.

The Nair line remained the number one brand of hair remover with increased sales volume. Nair Cream for the Face achieved a substantial increase in consumer sales since its repositioning in early 1995. Nair 3-IN-1 Lotion Hair Remover and Nair Washable Waxing Gel were successfully introduced during the year, adding to the full array of Nair products.

The Division continues to be one of the leading marketers of in-home pregnancy and ovulation test kits. The First Response Pregnancy and Ovulation Test Kits performed well in an increasingly competitive category. Answer Pregnancy and Ovulation Diagnostic Test Kits faced increased competitive pressure from private label brands in the price/value segment of this product category.

The Pearl Drops line increased sales volume and refocused on the value of Pearl Drops Toothpolish with new packaging graphics and the introduction of Pearl Drops Icy Cool Mint Gel Toothpaste which was successfully launched into the whitening toothpaste segment of the business.

WALLACE LABORATORIES

The Division's year was highlighted by the FDA's approval and the Division's subsequent introduction
2
of Astelin (azelastine) Nasal Spray during the fourth fiscal quarter. Astelin, a product licensed from ASTA Medica AG, is used to treat symptoms of seasonal allergic rhinitis in people twelve years of age and older. It is unique in that it is the only prescription antihistamine nasal spray available in the U.S. market.

Clinical studies demonstrated that Astelin Nasal Spray is effective in relieving symptoms of seasonal allergic rhinitis on the very first dose and can be used on days when symptoms are present.

Astelin Nasal Spray is being co-promoted by the sales force of Muro Pharmaceutical, Inc., a division of ASTA Medica AG, and is the primary product promoted by the Wallace Division sales force. It will receive major promotional support throughout the year with particular emphasis during the spring and fall allergy seasons.

Division sales and marketing efforts also support those in-line products that have demonstrated response to promotion such as the cough/cold product lines, Rynatan and Organidin NR, as well as the Soma line of muscle relaxants. In addition, sales of Rynatuss Tablets and Pediatric Suspension reached an all-time high.

Felbatol, the Division's antiepileptic, is promoted for those patients whose epilepsy is not controlled by other medications and when the risk of its use is deemed acceptable in light of the benefits it confers.

Phase III clinical development of Taurolin (taurolidine) for use in treatment of sepsis is continuing.

The Division continues to explore new pharmaceutical product opportunities, acquisitions that broaden or complement its product lines, as well as co-promotional agreements with other companies.

WAMPOLE LABORATORIES

Sales increased substantially over the prior year and achieved the highest level in the history of the Division.

This strong performance was primarily due to the continued success of the enzyme immunoassay product lines that were introduced in December, 1995. Tests to detect the intestinal pathogen C. difficile along with serological tests for H. pylori, rubella and other infectious diseases were particularly strong performers. The Division introduced five new enzyme immunoassay tests for autoimmune and infectious diseases and expects to continue to introduce several new products to the line throughout calendar year 1997.

The Division maintained its leadership position in rapid serological testing with impressive sales increases for the MONO-plus and Mono-Latex tests for infectious mononucleosis. MONO-plus received FDA approval that allows use of the product with whole blood samples. In January, 1997 the Division signed an agreement for exclusive marketing rights to a line of color-change serological tests, the first of which, Color-Card Mono, was introduced in March. The Impact RPR test for the serologic detection of syphilis also showed good growth.

In January, the Division introduced the Spuncrit system for the measurement of hematocrit and hemoglobin in whole blood samples. This system is waived under the Clinical Laboratories Improvement Act and is expected to complement the Division's Stat-Crit system which recently received waived status for its hematocrit assay.

The trend in hospital laboratories toward automation of test procedures had a negative impact on sales of labor-intensive assays such as Isostat for the rapid detection of micro-organisms in the blood and the Division's line of immunofluorescent tests.

LAMBERT KAY DIVISION

The pet supply business continued to change rapidly as the larger superstore chains acquire regional chains, while building more new stores to become national in scope. Distributors are merging with other distributors and, in one case, a manufacturer. The Division is developing strategies to effectively market its products to all segments of the trade. The Lambert Kay brand is sold through pet stores, while
                                                                               3
the Lassie and Tiny Tiger brands are sold through food, drug and discount stores.

A number of new Lambert Kay products were introduced during the year. To capitalize on the trend toward natural products, a line of shampoos under the Grass Roots brand with the natural ingredients of oatmeal, herbal essence, silk amino acids and aloe was introduced. Further enhancing the broad Lambert Kay shampoo line, five 18-ounce shampoos offering extra value were added. To lighten the sometimes arduous task of shampooing, the labels depict dogs in a variety of costumes and carry whimsical names such as Bust A Bug, Knotty Problems, Groom & Grow, Polar White and Near & Dear.

Continuing the trend toward natural products, a 16-item line of B-Natural brewer's yeast nutritional supplements was introduced. Brewer's yeast is believed by many to provide important health benefits to dogs, including that of repelling fleas. The line includes tablets, crumbles and treats. Most have garlic in their formula and all except the treat include Linatone, a well-known Lambert Kay brand of nutritional supplement.

Capitalizing on the success of both Fresh 'N Clean and Lassie puppy housebreaking pads, the Home Alone brand with extra absorbency was released for adult dogs who stay at home all day while their owners are away. Citrus pet stain and odor remover, containing d-limonene to impart a fresh citrus scent, was also introduced with three sizes for consumer convenience.

INTERNATIONAL DIVISION

The Division's sales advanced to another record in the past year. In addition to selective price increases, the Division benefited from higher unit volumes. Very strong sales results were recorded in a number of countries, particularly in Australia and Mexico, which showed double-digit growth.

Consumer products continued to advance in several areas. Pearl Drops showed significant growth in Australia due to the introduction of a new line of whitening tooth polishes. Pearl Drops continues to be a leading brand in England, Germany and several other European countries. The Trojan brand of condoms continued to hold the leading market share in Canada and enjoyed excellent sales growth in Mexico. Our dominant share in the topical analgesic market in Canada with Antiphlogistine Rub A-535 was maintained, while Dencorub continued to perform well in Australia. Strong growth continued for our Lineance line of cosmetic products in France and the Curash line of baby care products showed notable growth in Australia. Sales of home pregnancy kits advanced in several countries including Mexico and Italy, in spite of increasing competition. Nair depilatories continued to enjoy a strong presence in the Middle East, particularly Saudi Arabia, while in Spain Taky depilatories showed growth largely related to the launch of a new microwaveable wax.

The Division's line of health care and pharmaceutical products displayed strong gains in several markets. In Canada, Ovol, an antiflatulent product, showed substantially higher sales and Gravol antinauseant maintained its dominant market share. In France, Sterimar nasal decongestant continued to respond well to consumer advertising and promotion and showed impressive growth. In Italy, Cerulisina, an OTC preparation to remove ear wax posted significant gains and the Odontovax line of oral hygiene products was launched in Italy during the year with initial acceptance very encouraging. In Mexico, pharmaceutical sales showed very significant growth led by Pangavit, a line of vitamin supplements, Alter H2, an antacid, and Hidramox, a wide spectrum antibiotic.

In the diagnostic sector, an automated immunoassay system was introduced in Italy to accommodate the line of recently acquired radioimmunoassay products. This system will faciliate the workload and workflow for high volume testing laboratories. Our subsidiary in Italy now commands a leadership position in blood testing products for thyroid disorders and autoimmune diseases. New tests have recently been introduced for disorders of bone metabolism. The newly-acquired line of ELISA (enzyme immunoassay) tests showed strong sales in Europe.
4

Throughout Europe, our Isolator microbiology product line, a rapid and highly sensitive blood culture system, showed good growth in these expanding markets. New, rapid color-change tests for the detection of fungal and intestinal parasite infections were successfully introduced in France.

RESEARCH AND DEVELOPMENT

Expenses for research and development totaled $27, 284,000 for the fiscal year ended March 31, 1997 compared to $26,494,000 in the prior fiscal year.

Since October 1994, research and development of Astelin Nasal Spray for rhinitis and Taurolin (taurolidine) for the treatment of sepsis has continued through independent research facilities managed by internal supervisory personnel. Research is also continuing on Felbatol (felbamate).

The Astelin Nasal Spray New Drug Application ("NDA") was approved on November 4, 1996 and launched on March 10, 1997. The Astelin (azelastine) tablet NDA for rhinitis is pending at the FDA. The Company has not yet decided whether to seek final approval for this NDA. The Astelin (azelastine) tablet NDA for asthma will be withdrawn as soon as it is no longer needed to support the other two NDAs.

A large scale, multi-centered clinical efficacy trial for Taurolin (taurolidine), an antitoxin for the treatment of sepsis, is ongoing.

FACILITIES

The expansion and renovation of the condom manufacturing facility in Colonial Heights, Virginia, which the Company purchased in April, 1995, was completed in April, 1996. Originally 68,000 square feet, the facility is now 200,000 square feet and in October, 1996 it was fully equipped and operational.

The facility, one of the finest condom manufacturing plants in the world, has been equipped with a combination of new state-of-the-art equipment and refurbished equipment relocated from the Rincon, Puerto Rico and Trenton, New Jersey facilities which were closed in March, 1995 and October, 1996, respectively.

LITIGATION

The Company is a defendant in certain actions which are discussed in Note 19, "Litigation Including Environmental Matters" of the Notes to the Consolidated Financial Statements.

PEOPLE

Suzanne Hoyt Garcia was elected to the Board of Directors in April, 1997 bringing the Board to nine members. Mrs. Garcia is owner of La Tierra Beneficiaries (real estate development) and Santa Fe Ranch.

Several senior management changes occurred in the past year. We are fortunate to have been able to replace our departing executives with seasoned executives who have considerable knowledge of our business and the strategies we have defined for the future growth and development of the Company.

In March, 1997 Daniel J. Black, President and Chief Operating Officer, retired after 37 years with the Company. During his tenure Mr. Black witnessed many changes in our business environment and contributed much to our development through some challenging times.

Ralph Levine, formerly Vice President, Secretary and General Counsel replaced Mr. Black as President and Chief Operating Officer. Mr. Levine has been with the Company for more than 34 years and is a member of the Company's Board of Directors and Executive Committee.

Paul A. Veteri became Executive Vice President and Chief Financial Officer, effective April 1, 1997. Mr. Veteri was Vice President and Chief Financial Officer and has been with the Company for 21 years. He is a member of the Company's Board of Directors and Executive Committee.

Stephen R. Lang joined the Company to succeed Mr. Levine as Vice President, Secretary and General Counsel. Mr. Lang has advised the Company on legal matters during his 34 years with Whitman Breed Abbott & Morgan where he was a Partner and Chairman of the Litigation Department.

Mark Wertlieb has joined the Company as Vice President, Taxes. Before joining Carter-Wallace, Mr. Wertlieb was a Tax Partner with KPMG Peat Marwick LLP. He succeeded Donald J. Stack, who retired after 21 years with the Company.

Gregory J. Drohan was appointed President of the reorganized Carter-Horner Inc. Mr. Drohan joined Carter Products, Canada in 1987 as Director of Sales. He was appointed Vice President Marketing and Sales in 1993 and was named President of Carter Products, Canada in 1994.

J. Robert Fraser retired as President of Frank W. Horner, Inc., after 31 years with the Company.

Jordi Pruja was appointed Managing Director of Icart S.A. in Spain.

                                    *  *  *

We have made considerable progress in our efforts to streamline and strengthen our businesses and enhance our brand franchises. We appreciate the ongoing trust and confidence of the consumers and professionals who use our products, and the loyal support of our employees, shareholders and suppliers. We thank them for their interest and confidence in Carter-Wallace.

Henry H. Hoyt, Jr.,
Chairman of the Board and
Chief Executive Officer

Ralph Levine,
President and
Chief Operating Officer

                                                                  June 12, 1997

Carter-Wallace, Inc. and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------
                                                                     YEARS ENDED MARCH 31
                                               ----------------------------------------------------------------
                                                 1997          1996          1995          1994          1993
                                               ----------------------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA)
OPERATIONS
  Net sales                                    $648,755      $658,940      $663,642      $664,789      $653,511
  Earnings before one-time charges in 1996
     and 1995, taxes and the cumulative
     effect of accounting changes in 1994        45,349        54,797        42,310        37,382        68,406
  Net earnings (loss) before the
     cumulative effect of accounting
     changes                                     26,756         7,550(a)    (56,268)(b)    26,609        47,200(d)
  Net earnings (loss)                            26,756         7,550(a)    (56,268)(b)   (20,030)(c)    47,200(d)
  Net earnings (loss) per share before the
     cumulative effect of accounting
     changes in 1994                                .58           .16(a)      (1.22)(b)       .58          1.03(d)
  Net earnings (loss) per average share
     of common stock outstanding                    .58           .16(a)      (1.22)(b)      (.44)(c)      1.03(d)
  Dividends per share                               .16           .16           .29           .33           .33
  Average common shares outstanding              46,389        46,160        46,108        45,900        45,786
FINANCIAL POSITION
  Working capital                              $142,972      $137,083      $100,596      $185,159      $184,175(e)
  Net property, plant and equipment             154,844       139,273       137,608       157,059       150,070
  Total assets                                  685,922       718,925       680,224       628,562       595,550(e)
  Long-term debt                                 51,025        55,928        23,115         9,309        13,184
  Stockholders' equity                          349,154       332,896       327,139       393,508       429,161(e)
OTHER DATA
  Capital expenditures                         $ 31,066      $ 35,228      $ 18,853      $ 24,305      $ 25,500
  Book value per share                             7.53          7.18          7.08          8.54          9.37(e)
  Number of employees                             3,460         3,610         3,670         4,060         4,020

(a) Reflects one-time charges against pre-tax earnings of $42,000 ($24,780 after tax or $.54 per share) related to the closure of the Trenton facility, restructuring charges and net adjustments to the provision for loss on Felbatol (felbamate) and the discontinuance of the Organidin (iodinated glycerol) product line.

(b) Reflects one-time charges against pre-tax earnings of $129,340 ($80,566 after tax or $1.75 per share) related to the discontinuance of the Organidin (iodinated glycerol) product line, the provision for loss on Felbatol (felbamate) and restructuring charges.

(c) Reflects the cumulative effect of adopting Statements of Financial Accounting Standards No. 106 "Employers' Accounting for Post Retirement Benefits Other than Pensions" and No. 112 "Employers' Accounting for Postemployment Benefits" of $46,639 after tax or $1.02 per share.

(d) Includes income of $10,000 before taxes, or $6,000 after taxes ($.13 per share) related to a licensing agreement with Schering-Plough Corporation granting exclusive marketing rights in all markets except the United States and its territories and possessions, Canada and Mexico, to Felbatol (felbamate).

(e) Restated to reflect a change in accounting for income taxes.

             ------------------------------------------------------

                         QUARTERLY DATA ON COMMON STOCK

             The high and low selling prices of the Company's common stock, principally traded on the New York Stock Exchange (symbol CAR), for the two most recent fiscal years were as follows:

                                   FISCAL YEARS ENDED MARCH 31
                       ----------------------------------------------------
                                 1997                        1996
                        ----------------------      ----------------------
 QUARTER ENDED            HIGH          LOW           HIGH          LOW
                       -----------  -----------    -----------  -----------
June 30                    $18          $13 1/4        $13 3/8      $10 1/4
September 30                14 5/8       10 3/8         13 1/2       10 1/8
December 31                 16 1/2       11 3/8         13 1/8       10 1/8
March 31                    16 1/2       13 1/8         16 3/4       11 1/8

             A dividend of $.04 per share was declared in all four quarters of 1997 and 1996.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

--------------------------------------------------------------------------------
NET SALES AND EARNINGS

Net earnings were $26,756,000 or $.58 per share in the year ended March 31, 1997 compared with $7,550,000 or $.16 per share in the prior year. The results of operations for the year ended March 31, 1997 include net introductory spending related to the launch of Astelin Nasal Spray for seasonal allergic rhinitis. In the prior year one-time pre-tax charges amounted to $42,000,000 or $.54 per share.

Net sales in 1997 were $648,755,000 compared to prior year's sales of $658,940,000. Domestic sales decreased $14,215,000 or 3.1% and foreign sales increased $4,030,000 or 2.0%. Lower foreign exchange rates had the effect of decreasing foreign sales by $1,900,000.

Sales of Consumer Products decreased $6,770,000 or 1.6% in 1997 due to reduced volume in domestic operations. Factory sales of worldwide antiperspirant and deodorant products were $111,923,000 in 1997, or 1.6% higher than the $110,147,000 sales level in 1996 due to higher unit volume. Sales of condoms and certain other consumer product lines were lower than the prior year.

Health Care sales decreased $3,415,000 or 1.4% in 1997 from the prior year due to lower unit volume. Health Care sales benefited from the introduction of Astelin Nasal Spray for allergic rhinitis in the fourth quarter of 1997 as well as a full year's sales of the BioWhittaker and Clark diagnostic lines acquired in December, 1995. Sales of the Company's pharmaceutical products, particularly Organidin NR, continue to be adversely affected by generic competition. Selling price increases had a positive effect on sales in comparison with the prior year period. The Company continues to maintain the provision previously established for possible Organidin NR returns.

Net sales in 1996 were $658,940,000 compared to prior year's sales of $663,642,000. Domestic sales decreased $29,088,000 or 6% and foreign sales increased $24,386,000 or 13% from the prior year. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $2,400,000.

Sales of Consumer Products increased $11,505,000 or 3% in 1996 due to higher volume in international operations. Acquisitions in France and Australia made in 1995 as well as higher sales of existing products in Europe and Latin America contributed a substantial portion of the international sales growth of Consumer Products. Condom sales in 1996 exceeded sales in 1995 principally in the domestic market. Factory sales of worldwide antiperspirant and deodorant products were $110,147,000 in 1996, or 10.6% lower than the $123,146,000 sales level in 1995. This decline was due to reduced unit volume.

In 1996, Health Care sales declined $16,207,000 or 6% from the prior year due to lower unit volume largely as a result of reduced sales of Felbatol (felbamate). In 1995, sales of Organidin Iodinated Glycerol, which was discontinued in June 1994, amounted to approximately $21,000,000. 1996 sales of Organidin NR, a reformulated version of Organidin which was introduced in September, 1994 amounted to approximately $30,100,000, an increase of $18,100,000 over the prior year. Selling price increases had a positive effect on sales in this segment. Health Care sales benefited from the acquisitions of the BioWhittaker and Clark diagnostic lines in 1996 and the Technogenetics line of diagnostic products in Italy in 1995.

Interest income decreased in 1997 by $902,000 or 17.6% from the prior year due to a reduction in interest bearing investments. In 1996 interest income was higher than 1995 due to an increase in interest bearing investments.

COSTS AND EXPENSES

Cost of goods sold as a percentage of net sales was 37.6% in 1997 compared to 37.4% in 1996 due primarily to changes in product mix. The cost of goods sold percentage in 1996 increased over the 36.2% in 1995 due to changes in product mix and cost increases. Throughout this period the Company has attempted to minimize the effects of higher costs by selective price increases and cost control measures.

In 1997, advertising, marketing and other selling expenses increased from the prior year by $1,513,000 or .6%. The launch of Astelin Nasal Spray for seasonal allergic rhinitis in the fourth quarter of 1997 was supported by introductory spending levels. In the Consumer Products segment spending was lower than the prior year. In 1996, advertising, marketing and other selling expenses were lower than the prior year by $4,264,000 or 2%, due to lower expenses in the Health Care segment. In 1996, spending in the Consumer Products segment was higher than the prior year due principally to higher expenses in international operations in support of acquisitions.

Research and development expenses in 1997 increased $790,000 or 3.0% as a result of higher spending in the Consumer Products segment. Research and development expense in the Health Care segment was lower than the prior year. In 1996 research and development expenses decreased by $14,821,000 or 36% from the prior year due primarily to lower spending in the Health Care segment for felbamate as well as the completion of Astelin (azelastine) clinical trials. The Company is continuing its research and development of Taurolin (taurolidine), an antitoxin for the treatment of sepsis, and to the extent such work exceeds the Company's remaining internal research and development resources,
8

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

--------------------------------------------------------------------------------
such work will be done through independent research facilities.

General and administrative expenses increased $806,000, or 1%, due primarily to a provision for a trade receivable related to the bankruptcy of a pharmaceutical wholesaler, reduced in part by lower rent expense. General and administrative expenses decreased $2,687,000 or 3% in 1996 primarily as a result of lower rent and reduced employee benefit costs.

Interest expense increased in 1997 by $297,000 or 7.6% over the prior year as a result of borrowings related largely to the expansion of the Company's Colonial Heights, VA condom facility. Interest expense in 1996 was higher than 1995 by $1,377,000 or 54.8% as a result of the financing related to international acquisitions made in 1995 and interest costs related to expansion of the Colonial Heights, VA facility.

Other expenses decreased by $2,691,000 or 29.6% in 1997 from the prior year principally as a result of a charge in 1996 of approximately $2,400,000 related to a write-off of the carrying value of a discontinued product. Other expenses decreased by $495,000 or 5% in 1996 from the prior year principally as a result of lower expense for long-term incentive awards. As noted above, other expenses in 1996 included a charge related to a write-off of the carrying value of a discontinued product.

The consolidated income tax rate in 1997 and 1996 was 41%. In 1995, the Company had a 35.3% tax benefit on its reported consolidated loss. Tax rates in 1996, 1997 and future years are and will be adversely affected by the cessation of Puerto Rico operations and the absence of research and development tax credits.

The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The Company is required to adopt this statement no later than the fiscal year ending March 31, 1998. Adoption of this statement is not expected to have a material effect on the Company's earnings per share.

CLOSURE OF THE TRENTON CONDOM MANUFACTURING FACILITY

The Company closed its condom manufacturing plant in Trenton, New Jersey in October, 1996. The condom production previously performed at Trenton has been transferred to the Company's facility in Colonial Heights, VA. The decision to close the Trenton plant resulted in a one-time charge to pre-tax earnings in the year ended March 31, 1996 of $23,100,000 ($13,630,000 after taxes or $.30 per share), consisting of plant closing costs including equipment write-offs ($17,800,000) and employee termination costs ($5,300,000).

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

In connection with this restructuring program, the Company incurred one-time pre-tax charges of $16,500,000 in the year ended March 31, 1996 and $74,060,000 in the year ended March 31, 1995. The restructuring charges of $90,560,000 recorded over the two years consist primarily of estimated employee termination costs ($30,800,000), estimated plant closing costs including equipment write-offs ($26,000,000) and costs associated with the subleasing of office space on which the Company holds a long-term lease ($27,800,000).

The restructuring program resulted in a worldwide reduction of approximately 990 employees including 120 vacancies that were not filled.

Approximately $17,200,000 of the $90,560,000 provision for restructuring charges remain to be utilized in future periods. Substantially all of the $17,200,000 represents expected future cash outlays for subleasing costs.

FELBATOL (FELBAMATE)

As previously reported, in the year ended March 31, 1995 the Company incurred a one-time charge to pre-tax earnings of $37,780,000 related to use restrictions for Felbatol. This charge was adjusted by $8,200,000 to $45,980,000 in the year ended March 31, 1996. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge that would have a material adverse effect on the Company's results of operations and possibly on its financial condition. Should the product no longer be available, the Company currently estimates that the additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, will be in the range of $20,000,000 to $25,000,000 on a pre-tax basis.

DISCONTINUANCE OF THE ORGANIDIN (IODINATED GLYCEROL) PRODUCT LINE

As previously reported, in the year ended March 31, 1995 the Company incurred a one-time charge to pre-tax earnings of $17,500,000 related to discontinuance of the Organidin (iodinated glycerol) product line. In the year ended March
                                                                               9

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

--------------------------------------------------------------------------------
31, 1996 an adjustment was made to reduce the provision for loss on Organidin by $5,800,000 largely as a result of smaller than anticipated product returns.

ASTELIN

In November, 1996, the Food and Drug Administration approved the Company's New Drug Application to market Astelin Nasal Spray for seasonal allergic rhinitis. The Company launched Astelin Nasal Spray, a product licensed from ASTA Medica AG, in the fourth quarter of fiscal 1997 supported by introductory levels of marketing spending.

In accordance with the terms of the Company's agreement with ASTA Medica AG, a joint venture is expected to be formed during fiscal 1998 under which the Company will be responsible for all manufacturing, selling, marketing and administrative activities for Astelin and will receive compensation for these activities from the joint venture.

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

At March 31, 1997, the Company had available various bank credit lines amounting to $215,000,000 consisting of $195,000,000 in domestic credit lines and $20,000,000 in foreign credit lines, of which $347,000 of the foreign lines were utilized at March 31, 1997. There were no domestic borrowings under credit lines at March 31, 1997. The domestic lines are made up of a $150,000,000 revolving credit facility expiring on October 1, 2000 and $45,000,000 in uncommitted credit lines from various banks.

The pre-tax one-time charges of $171,340,000 recorded in the years ended March 31, 1995 and March 31, 1996, consist of net cash requirements of $115,000,000 and non-cash write-offs of $56,340,000. Approximately $28,800,000 of the total cash requirements of $115,000,000 was paid in 1995, $35,100,000 was paid in 1996, $31,300,000 was paid in 1997 and $3,300,000 is expected to be paid in the fiscal year ending March 31, 1998. The anticipated cash benefit from income taxes related to these one-time charges is estimated to be $66,000,000 which will be received over a period of years. The net cash outlay for the one-time charges after consideration of the tax benefits is approximately $49,000,000.

CAPITAL RESOURCES

Capital expenditures were $31,070,000 in 1997, $35,230,000 in 1996 and
$18,850,000 in 1995. Capital expenditures are expected to be lower in 1998 than in 1997.

                        DESCRIPTION OF BUSINESS SEGMENTS

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

ANTI-PERSPIRANTS AND DEODORANTS

* Arrid Extra Dry and Arrid XX
* Lady's Choice

OTHER CONSUMER PRODUCTS

* Answer and First Response at-home pregnancy and ovulation test kits
* Carter's laxative
* H-R lubricating jelly
* Nair depilatories and waxes
* Pearl Drops whitening toothpolish and whitening toothpaste
* Rigident denture adhesive
* Trojan, Class Act and Naturalamb condoms
* Boundary dog and cat repellant
* Color Guard flea and tick collars and chain products
* Fresh 'n Clean grooming products,
     stain and odor remover and puppy housebreaking pads
* Lassie and Tiny Tiger pet product lines
* Linatone food supplement
* Twinco chains, slicker brushes and combs
* Vermont Style chew toys
* X-O-Trol flea and tick household and dog sprays and household foggers

HEALTH CARE
Health care products are promoted primarily to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold domestically by our professional products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Astelin Nasal Spray for the treatment of symptoms of seasonal allergic rhinitis
* Felbatol for the treatment of seizures associated with epilepsy
* Organidin NR family of expectorants/antitussives
* Ryna line of cough/cold products
* Soma brand muscle relaxants
* Butisol sedative hypnotic
* Depen penicillamine for severe rheumatoid arthritis
* Doral sedative hypnotic
* Lufyllin xanthine bronchodilator
* Maltsupex laxative
* VoSoL topical antibacterial and antifungal agent
* Clearview product line of rapid tests for the determination of pregnancy, group A streptococcus and chlamydia
* Impact, FIAX and other branded enzyme and fluorescent immunoassay tests to detect a broad range of infectious and autoimmune diseases
* Isostat product line to aid in the detection of micro-organisms in blood
* Mono-Test, Mono-Latex and MONO-plus for the detection of mononucleosis
* Rheumaton and Rheumatex for the detection of rheumatoid factor
* Stat-Crit and Spuncrit, portable instruments for use in measuring blood hematocrit levels
* Streptozyme for the detection of streptococcal antibodies

                           --------------------------
INTERNATIONAL PRODUCT LINES
In addition to many of the products listed above, the Company sells the following products exclusively in certain International markets:

CONSUMER PRODUCTS
* Bi-Solution acne treatment products
* Cerox adhesive tapes and bandages
* Confidelle, Discover and Gravix at-home pregnancy test kits
* Cossack line of men's grooming products
* Curash line of skin care products
* Email Diamant toothpastes
* Eudermin line of skin care and toiletry products
* GranVista non-prescription eyeglasses
* Lineance line of anti-cellulite and associated skin care products
* Odontovax line of oral hygiene products
* Poupina line of skin care and toiletry products
* Taky depilatories and waxes

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

Carter-Wallace, Inc. and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS
                           AT MARCH 31, 1997 AND 1996

ASSETS                                                                      1997                 1996
---------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                               $ 35,124,000         $ 51,185,000
Short-term investments, principally certificates of deposit               18,667,000           20,034,000
Accounts receivable-trade, less allowances of
  $6,730,000 in 1997 and $6,716,000 in 1996                              117,466,000          126,288,000
Other receivables                                                          5,219,000            5,643,000
Inventories
  Finished goods                                                          50,918,000           55,427,000
  Work in process                                                         11,744,000           13,327,000
  Raw materials and supplies                                              24,559,000           23,450,000
                                                                        ------------         ------------
                                                                          87,221,000           92,204,000
                                                                        ------------         ------------
Deferred taxes                                                            27,932,000           32,408,000
Prepaid expenses and other current assets                                  9,527,000            9,011,000
                                                                        ------------         ------------
TOTAL CURRENT ASSETS                                                     301,156,000          336,773,000
                                                                        ------------         ------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land                                                                     3,008,000            2,956,000
  Buildings and improvements                                             110,031,000           99,331,000
  Machinery, equipment and fixtures                                      156,329,000          137,645,000
  Leasehold improvements                                                  22,118,000           21,323,000
                                                                        ------------         ------------
                                                                         291,486,000          261,255,000
  Accumulated depreciation and amortization                              136,642,000          121,982,000
                                                                        ------------         ------------
                                                                         154,844,000          139,273,000
                                                                        ------------         ------------
INTANGIBLE ASSETS
  Excess of purchase price of businesses acquired over the
     net assets at date of acquisition, less amortization                 88,855,000           95,628,000
  Patents, trademarks, contracts and formulae, less
     amortization                                                         34,484,000           35,794,000
                                                                        ------------         ------------
                                                                         123,339,000          131,422,000
                                                                        ------------         ------------
DEFERRED TAXES                                                            41,889,000           50,803,000
OTHER ASSETS                                                              64,694,000           60,654,000
                                                                        ------------         ------------
                                                                        $685,922,000         $718,925,000
                                                                        ------------         ------------
                                                                        ------------         ------------

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                        1997                 1996
---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                        $ 34,867,000         $ 38,941,000
Accrued expenses                                                         102,790,000          132,331,000
Notes payable                                                              3,258,000            6,054,000
Taxes on income                                                           17,269,000           22,364,000
                                                                        ------------         ------------
TOTAL CURRENT LIABILITIES                                                158,184,000          199,690,000
                                                                        ------------         ------------
LONG-TERM LIABILITIES
Long-term debt                                                            51,025,000           55,928,000
Deferred compensation                                                     14,631,000           13,503,000
Accrued postretirement benefit obligation                                 69,432,000           68,588,000
Other long-term liabilities                                               43,496,000           48,320,000
                                                                        ------------         ------------
TOTAL LONG-TERM LIABILITIES                                              178,584,000          186,339,000
                                                                        ------------         ------------
STOCKHOLDERS' EQUITY
Preferred stock, authorized 1,000,000 shares,
  without par value; issued--none                                            --                   --
Common stock, authorized 80,000,000 shares,
  par value $1 per share, one vote per share; issued
  34,655,000
  shares in 1997 and 34,613,000 shares in 1996                            34,655,000           34,613,000
Class B common stock, authorized 13,056,800 shares, par
  value $1 per share, ten votes per share; issued 12,550,000
  shares in 1997 and 12,592,000 in 1996                                   12,550,000           12,592,000
Capital in excess of par value                                             3,588,000            3,268,000
Retained earnings                                                        329,906,000          310,573,000
                                                                        ------------         ------------
                                                                         380,699,000          361,046,000
Less:
  Foreign currency translation adjustment and other                       20,965,000           18,059,000
  Treasury stock at cost--710,800 common and 153,600
     Class B common shares in 1997 and 676,800 common
     and 153,600 Class B common shares in 1996                            10,580,000           10,091,000
                                                                        ------------         ------------
TOTAL STOCKHOLDERS' EQUITY                                               349,154,000          332,896,000
                                                                        ------------         ------------
                                                                        $685,922,000         $718,925,000
                                                                        ------------         ------------
                                                                        ------------         ------------

See accompanying notes to consolidated financial statements.

Carter-Wallace, Inc. and Subsidiaries

                CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
                           THREE YEARS ENDED MARCH 31, 1997

                                                                 1997             1996             1995
-----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS
Revenues:
  Net sales                                                  $648,755,000     $658,940,000     $663,642,000
  Interest income                                               4,226,000        5,128,000        3,574,000
  Royalty and other income                                      3,200,000        3,409,000        2,762,000
                                                             ------------     ------------     ------------
                                                              656,181,000      667,477,000      669,978,000
                                                             ------------     ------------     ------------
Cost and Expenses:
  Cost of goods sold                                          243,657,000      246,220,000      240,318,000
  Advertising and promotion                                   122,407,000      123,573,000      125,450,000
  Marketing and other selling                                 127,444,000      124,765,000      127,152,000
  Research and development                                     27,284,000       26,494,000       41,315,000
  General and administrative                                   79,440,000       78,634,000       81,321,000
  Provision for restructuring of operations and
  facilities                                                      --            16,500,000       74,060,000
  Provision for condom plant closing                              --            23,100,000          --
  Provision for loss on Felbatol                                  --             8,200,000       37,780,000
  Provision for loss on discontinuance of the Organidin
     (iodinated glycerol) product line                            --            (5,800,000)      17,500,000
  Interest                                                      4,186,000        3,889,000        2,512,000
  Other                                                         6,414,000        9,105,000        9,600,000
                                                             ------------     ------------     ------------
                                                              610,832,000      654,680,000      757,008,000
                                                             ------------     ------------     ------------
Earnings (loss) before taxes on income                         45,349,000       12,797,000      (87,030,000)
     Provision (benefit) for taxes on income                   18,593,000        5,247,000      (30,762,000)
                                                             ------------     ------------     ------------
Net earnings (loss)                                          $ 26,756,000     $  7,550,000     $(56,268,000)
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------
Net earnings (loss) per average share of common stock        $        .58     $        .16     $      (1.22)
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Amount at beginning of year                                  $310,573,000     $310,407,000     $380,047,000
Net earnings (loss)                                            26,756,000        7,550,000      (56,268,000)
                                                             ------------     ------------     ------------
                                                              337,329,000      317,957,000      323,779,000
Dividends--$.16 per share in 1997 and 1996, and
  $.29 per share in 1995                                       (7,423,000)      (7,384,000)     (13,372,000)
                                                             ------------     ------------     ------------
Amount at end of year                                        $329,906,000     $310,573,000     $310,407,000
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                             THREE YEARS ENDED MARCH 31, 1997

                                                                 1997             1996             1995
-----------------------------------------------------------------------------------------------------------
Net earnings (loss)                                          $ 26,756,000     $  7,550,000     $(56,268,000)
Adjustments to reconcile net earnings (loss) to cash
  flows provided by operating activities:
     Provision for one-time charges                               --            42,000,000      129,340,000
     Cash payments for one-time charges                       (31,302,000)     (35,063,000)     (28,819,000)
     Depreciation and amortization                             14,604,000       15,356,000       16,359,000
     Amortization of patents, trademarks, contracts and
       formulae                                                 4,645,000        6,090,000        8,723,000
     Amortization of excess of purchase price of
       businesses acquired over the net assets at date
       of acquisition                                           4,088,000        3,474,000        2,760,000
     Other changes in assets and liabilities:
       Decrease (increase) in accounts and other
         receivables                                            5,787,000       (6,217,000)      13,845,000
       Decrease (increase) in inventories                       3,918,000         (986,000)       1,058,000
       (Increase) decrease in prepaid expenses                   (635,000)      (1,810,000)       1,301,000
       (Decrease) increase in accounts payable and
         accrued expenses                                      (6,152,000)      12,343,000       28,498,000
       Increase in deferred compensation                          803,000        4,762,000        2,493,000
       Decrease (increase) in deferred taxes                   12,847,000          (84,000)     (45,939,000)
       Other changes                                           (6,181,000)      (9,605,000)     (11,796,000)
                                                             ------------     ------------     ------------
Cash flows provided by operating activities                    29,178,000       37,810,000       61,555,000
                                                             ------------     ------------     ------------
Cash flows used in investing activities:
  Additions to property, plant and equipment                  (31,066,000)     (35,228,000)     (18,853,000)
  Acquisition of product lines from BioWhittaker, Inc.
     and Clark Laboratories                                      (500,000)     (12,977,000)         --
  Payments for international acquisitions, net of cash
    received:
     The Sante Beaute line in France                              --               --           (19,670,000)
     Technogenetics in Italy                                      --               --            (4,928,000)
     The Curash line in Australia                                 --               --            (3,660,000)
  Payments for licensing agreements                               --              (250,000)      (1,000,000)
  Decrease (increase) in short-term investments                 1,043,000       (1,451,000)      14,081,000
  Other investing activities                                      186,000        2,089,000          856,000
                                                             ------------     ------------     ------------
Cash flows used in investing activities                       (30,337,000)     (47,817,000)     (33,174,000)
                                                             ------------     ------------     ------------
Cash flows used in financing activities:
  Dividends paid                                               (7,423,000)      (7,384,000)     (13,372,000)
  Increase in borrowings                                          347,000       37,033,000        6,801,000
  Payments of debt                                             (6,624,000)      (4,280,000)      (4,348,000)
  Purchase of treasury stock                                     (380,000)      (4,216,000)        (838,000)
                                                             ------------     ------------     ------------
Cash flows used in financing activities                       (14,080,000)      21,153,000      (11,757,000)
                                                             ------------     ------------     ------------
Effect of foreign exchange rate changes on cash
  and cash equivalents                                           (822,000)         (59,000)         163,000
                                                             ------------     ------------     ------------
(Decrease) increase in cash and cash equivalents             $(16,061,000)    $ 11,087,000     $ 16,787,000
                                                             ------------     ------------     ------------
                                                             ------------     ------------     ------------

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

Cash Equivalents and Short-term Investments

Cash equivalents consist of certificates of deposit and other short-term securities with maturities of three months or less when purchased. Investments with a maturity of greater than three months but less than one year are classified as short-term investments. The carrying value of cash equivalents and short-term investments approximated fair value at March 31, 1997 and 1996.

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

The Company's policy in assessing the recoverability of intangible assets is to compare the carrying value of the intangible asset with cash flow generated by products related to the intangible asset. In addition, the Company continually evaluates whether adverse developments indicate that an intangible asset may be impaired.

Income Taxes

Deferred income taxes are determined using the liability method based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

Advertising and Marketing Costs

Advertising, promotion and other marketing costs are charged to earnings in the period in which they are incurred.

Earnings per Common Share

Net earnings (loss) per share of common stock is based on the average number of common and Class B common shares outstanding during the year: 46,389,000 in 1997, 46,160,000 in 1996 and 46,108,000 in 1995. Inclusion of shares issuable under stock option plans would not reduce reported net earnings per share.

2. INVENTORIES

Inventories computed on the last-in, first-out (LIFO) method comprised 10% and 8% of inventories included in current assets at year end 1997 and 1996, respectively. If these inventories had been valued on the FIFO inventory method (which approximates current or replacement cost), total inventories would have been approximately $9,600,000 and $10,000,000 higher than reported at March 31, 1997 and 1996, respectively. Felbatol inventories of $12,850,000 at March 31, 1997 and $15,350,000 at March 31, 1996, not expected to be sold in the next fiscal year, are included in Other Assets.

3. TAXES ON INCOME

The provision (benefit) for taxes on earnings was as follows:

                                                      1997                  1996                   1995
                                                   -----------           -----------           -------------
    Current:
         Domestic                                  $ 1,474,000           $   415,000           $   8,361,000
         Foreign                                     4,496,000             5,517,000               6,356,000
                                                   -----------           -----------           -------------
                                                     5,970,000             5,932,000              14,717,000
                                                   -----------           -----------           -------------
    Deferred:
         Domestic                                   10,486,000               816,000             (45,791,000)
         Foreign                                     2,137,000            (1,501,000)                312,000
                                                   -----------           -----------           -------------
                                                    12,623,000              (685,000)            (45,479,000)
                                                   -----------           -----------           -------------
    Total                                          $18,593,000           $ 5,247,000           $ (30,762,000)
                                                   -----------           -----------           -------------
                                                   -----------           -----------           -------------

The components of income (loss) before taxes were as follows:

    Domestic                                       $26,824,000           $   909,000           $(102,936,000)
    Foreign                                         18,525,000            11,888,000              15,906,000
                                                   -----------           -----------           -------------
    Total                                          $45,349,000           $12,797,000           $ (87,030,000)
                                                   -----------           -----------           -------------
                                                   -----------           -----------           -------------

The Company's Puerto Rican subsidiaries were liquidated as part of the Company's restructuring program during fiscal 1995 and the early part of fiscal 1996. The undistributed earnings of these subsidiaries were repatriated free of United States income taxes upon liquidation.

Deferred income taxes are provided for temporary differences between the financial statement and tax bases of the Company's assets and liabilities. The temporary differences gave rise to the following deferred tax assets and liabilities at March 31:

                                                                          1997                   1996
                                                                       -----------           ------------
    Postretirement benefit plans                                       $30,542,000           $ 29,193,000
    Employee benefit plans                                              12,325,000             12,455,000
    Accrued liabilities                                                 23,076,000             31,330,000
    Asset valuation accounts                                            18,971,000             19,735,000
    All other                                                           11,320,000             15,370,000
    Valuation allowances                                                (3,247,000)            (3,247,000)
                                                                       -----------           ------------
         Total deferred tax assets                                      92,987,000            104,836,000
                                                                       -----------           ------------
    Depreciation                                                        13,735,000             13,424,000
    All other                                                            9,431,000              8,201,000
                                                                       -----------           ------------
         Total deferred tax liabilities                                 23,166,000             21,625,000
                                                                       -----------           ------------
    Net deferred tax assets                                            $69,821,000           $ 83,211,000
                                                                       -----------           ------------

Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized, except for the valuation allowance amount. However, the deferred tax assets could be reduced if estimates of future taxable income are lowered. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

The effective tax rate of the provision (benefit) for taxes on earnings as compared with the U.S. Federal statutory income tax rate was as follows:

                                             1997                       1996                       1995
                                    ----------------------     ----------------------     -----------------------
                                                    % TO                       % TO                        % TO
                                        TAX        PRE-TAX         TAX        PRE-TAX         TAX         PRE-TAX
                                      AMOUNT       INCOME        AMOUNT       INCOME         AMOUNT       INCOME
                                    -----------    -------     -----------    -------     ------------    -------
Computed tax expense (benefit)      $15,872,000      35.0%     $ 4,479,000      35.0%     $(30,461,000)    (35.0%)
Foreign income taxed at a
  different effective rate            1,581,000       3.5           (8,000)     --           1,438,000       1.7
State income taxes, net of
  federal tax benefit                 1,145,000       2.5          339,000       2.6        (4,989,000)     (5.7)
Amortization of intangibles             534,000       1.2          606,000       4.7           829,000        .9
Valuation allowance                          --        --          949,000       7.4         2,298,000       2.6
Puerto Rican income                          --        --           (9,000)     --            (910,000)     (1.0)
Other                                  (539,000)     (1.2)      (1,109,000)     (8.7)        1,033,000       1.2
                                    -----------    -------     -----------    -------     ------------    -------
                                    $18,593,000      41.0%     $ 5,247,000      41.0%     $(30,762,000)    (35.3%)
                                    -----------    -------     -----------    -------     ------------    -------
                                    -----------    -------     -----------    -------     ------------    -------

The U.S. Internal Revenue Service completed its examination of the Company's tax returns through fiscal year 1995 resulting in no material impact on the Company.

4. FOREIGN OPERATIONS

Net current assets and net sales of the Company's foreign subsidiaries and branches operating outside of the United States, and the Company's equity in net assets and net earnings of such operations were:

                                            1997                   1996                   1995
                                        ------------           ------------           ------------
          Net current assets            $ 83,540,000           $ 88,440,000           $ 80,147,000
          Equity in net assets           125,757,000            117,585,000            108,009,000
          Net sales                      210,606,000            206,576,000            182,190,000
          Net earnings                    11,892,000              7,872,000              9,238,000

The equity adjustment from foreign currency translation is comprised of the following:

                                                                     YEARS ENDED MARCH 31
                                                               ---------------------------------
                                                                  1997                  1996
                                                               -----------           -----------
          Opening balance                                      $17,245,000           $18,949,000
          Current year                                           3,720,000            (1,704,000)
                                                               -----------           -----------
          Ending balance                                       $20,965,000           $17,245,000
                                                               -----------           -----------
                                                               -----------           -----------

At March 31, 1997, the Company had entered into forward foreign exchange contracts in the amount of $21,600,000 related to intercompany loans between certain of its subsidiaries. The forward exchange contracts are intended to reduce the risk of fluctuating exchange rates on intercompany loan arrangements. These contracts mature at various dates from April, 1997 to February, 1998.

5. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable consisting of borrowings from banks under available lines of credit were $347,000, $746,000 and $4,096,000 and the current portion of long-term debt was $2,911,000, $5,308,000 and $1,320,000 at March 31, 1997, 1996
and 1995, respectively. Data related to the amount of short-term borrowings outstanding during the year is not presented since it is immaterial.

The Company has available various bank credit lines amounting to $215,000,000 of which $195,000,000 is for domestic borrowings and $20,000,000 is for international borrowings. The availability of the lines of credit is subject to review by the banks involved. Commitment fees are immaterial.

Long-Term Debt

Long-term debt at March 31 is summarized below:

                                                                               1997              1996
                                                                            -----------       -----------
Promissory Notes, 7.62%, payable in equal annual installments of
  $7,000,000 from December 21, 2003 through December 21, 2007               $35,000,000       $35,000,000
Secured Italian lira term loans, adjustable rate payable in installments
  through July 1, 2001                                                        4,942,000         6,427,000
Connecticut Development Authority Industrial Development Bond, 6.75%
  payable October 1, 1998                                                     4,300,000         4,300,000
Unsecured French franc loans, at fixed and variable rates, payable in
  installments through August 5, 2001                                         3,135,000         8,126,000
City of Decatur, Illinois adjustable rate Industrial Revenue Bond
  payable December 1, 2010                                                    3,000,000         3,000,000
Promissory Notes, 6.02%, payable no later than September 12, 1998             2,069,000         2,266,000
Unsecured Australian dollar term loan, 9.64%, payable in equal annual
  installments through July 28, 1998                                            778,000         1,147,000
Unsecured Italian lira loans, rates of 4.5%-5.5%, payable in semi-annual
  installments through July, 2002                                               712,000           970,000
                                                                            -----------       -----------
                                                                             53,936,000        61,236,000
Less, current portion of long-term debt included in notes payable            (2,911,000)       (5,308,000)
                                                                            -----------       -----------
                                                                            $51,025,000       $55,928,000
                                                                            -----------       -----------
                                                                            -----------       -----------

Maturities of long-term debt for each of the four fiscal years 1999 through 2002 are $8,367,000, $1,836,000, $1,883,000 and $882,000, respectively.

The Italian lira loans are secured by irrevocable letters of credit. Commitment fees are immaterial. Interest on these loans is the Milan Interbank Offered Rate plus a nominal increment, adjusted quarterly.

With respect to the French franc loans, interest on the adjustable rate loans is the Paris Interbank Offered Rate plus a nominal increment, adjusted quarterly. Fixed rates are from 7.5% to 7.75%. Arrangements were made at the inception of the loans to convert a portion of the loans from adjustable rate to fixed rate.

Interest on the City of Decatur, Illinois Industrial Revenue Bond is 70% of the prime rate through December, 2000, adjustable thereafter.

The Company issued promissory notes, payable no later than September 12, 1998, in connection with the acquisition of the net assets of Youngs Drug Products Corporation and affiliates. Prepayments of all or portions of the notes are required as certain contractual conditions are satisfied.

Certain of the Company's long-term debt agreements contain covenants which require the Company to maintain a minimum level of net worth and limit total long-term liabilities to a stated percentage of total capitalization.

The fair value of long-term debt, including current maturities, was $53,103,000 at March 31, 1997 and $61,139,000 at March 31, 1996.

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

Activity for the years ended March 31, 1997, 1996 and 1995 was as follows:

                                                                                CLASS B         CAPITAL IN
                                                              COMMON            COMMON           EXCESS OF
                                                               STOCK             STOCK           PAR VALUE
                                                            -----------       -----------       -----------
Balance at March 31, 1994                                   $34,432,000       $12,773,000       $ 1,972,000
Conversion of Class B common stock to Common Stock               96,000           (96,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --                212,000
                                                            -----------       -----------       -----------
Balance at March 31, 1995                                    34,528,000        12,677,000         2,184,000
Conversion of Class B common stock to Common Stock               85,000           (85,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --              1,084,000
                                                            -----------       -----------       -----------
Balance at March 31, 1996                                    34,613,000        12,592,000         3,268,000
Conversion of Class B common stock to Common Stock               42,000           (42,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --                320,000
                                                            -----------       -----------       -----------
Balance at March 31, 1997                                   $34,655,000       $12,550,000       $ 3,588,000
                                                            -----------       -----------       -----------
                                                            -----------       -----------       -----------

The tax benefit on the appreciation of restricted stock awards and the cost of treasury stock over or under the market value of the stock on the date of the award or issuance have been applied to capital in excess of par value. To the extent that charges from the cost of treasury stock over the market value at the date of the award exceed accumulated credits to capital in excess of par value in the prior years, the excess was charged to retained earnings.

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

The pension expense for the years ended 1997, 1996 and 1995 included the following components:

                                                            1997                1996                1995
                                                         -----------         -----------         -----------
Service cost-benefits earned during the period           $ 8,127,000         $ 6,839,000         $ 8,019,000
Interest cost on projected benefit obligation             14,721,000          14,484,000          13,689,000
Actual return on assets                                  (27,487,000)        (42,145,000)         (1,449,000)
Net amortization and deferral                              9,875,000          25,385,000         (15,441,000)
Curtailment/settlement (gain) loss                           106,000           1,611,000            (549,000)
                                                         -----------         -----------         -----------
     Total pension expense                               $ 5,342,000         $ 6,174,000         $ 4,269,000
                                                         -----------         -----------         -----------
                                                         -----------         -----------         -----------

During the year ended March 31, 1997 the Company recognized a settlement loss of $106,000 in conjunction with retirements.

During the year ended March 31, 1996 the Company recognized curtailment and settlement losses of $1,611,000 in conjunction with the closure of the Trenton manufacturing plant and the Canadian facilities integration. These losses were included as components of the respective one-time charges.

During the year ended March 31, 1995 the Company recognized a curtailment gain of $549,000 in conjunction with the restructuring program. This gain was included as a credit to the one-time charges for restructuring of operations and facilities.

The following table sets forth the funded status of the plans at March 31, 1997 and 1996:

                                                                      PLANS IN WHICH
                                            -------------------------------------------------------------------
                                                    ASSETS EXCEED                          ACCUMULATED
                                                     ACCUMULATED                            BENEFITS
                                                      BENEFITS                            EXCEED ASSETS
                                            -----------------------------         -----------------------------
                                                1997             1996                 1997             1996
                                            ------------     ------------         ------------     ------------
Actuarial present value of benefit
  obligations:
     Vested                                 $130,082,000     $113,945,000         $ 27,343,000     $ 48,981,000
     Nonvested                                 3,444,000        1,790,000              286,000          751,000
                                            ------------     ------------         ------------     ------------
Accumulated benefit obligation              $133,526,000     $115,735,000         $ 27,629,000     $ 49,732,000
                                            ------------     ------------         ------------     ------------
                                            ------------     ------------         ------------     ------------
Projected benefit obligation                $154,455,000     $136,445,000         $ 40,900,000     $ 71,480,000
Plan assets at fair value                    213,286,000      177,154,000            2,929,000       25,881,000
                                            ------------     ------------         ------------     ------------
Plan assets in excess of (less than)
  projected benefit obligation                58,831,000       40,709,000          (37,971,000)     (45,599,000)
Unrecognized net (gain) or loss              (34,381,000)     (14,005,000)            (140,000)       5,744,000
Prior service not recognized in pension
  costs                                       (1,202,000)      (1,442,000)          14,333,000       14,903,000
Unrecognized net transition (asset)
  liability                                   (6,122,000)      (8,635,000)             105,000          260,000
Minimum liability adjustment                     --               --                (1,686,000)      (1,357,000)
                                            ------------     ------------         ------------     ------------
Prepaid (accrued) pension costs recognized
  in the consolidated balance sheets        $ 17,126,000     $ 16,627,000         $(25,359,000)    $(26,049,000)
                                            ------------     ------------         ------------     ------------
                                            ------------     ------------         ------------     ------------

The principal assumptions used in determining 1997, 1996 and 1995 actuarial values were:

             Discount rate                                       7 - 9%
             Rate of increase in compensation levels             4 - 6%
             Expected long-term rate of return on plan assets    8 -10%

Expense for the employee savings plan under which the Company matches the contributions of participating employees up to a designated level was $1,421,000, $1,506,000 and $1,597,000 in 1997, 1996 and 1995 respectively.

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides certain health care and life insurance benefits for retired employees. The cost of the benefits is accrued during the years the employees render service until they attain full eligibility for those benefits.

The components of the postretirement benefit expense for the years ended March 31, 1997, 1996 and 1995 are:

                                                            1997                1996                1995
                                                         -----------         -----------         -----------
Service cost -- benefits earned during the year          $ 1,914,000         $ 1,615,000         $ 2,068,000
Interest cost on accumulated postretirement benefit
  obligation                                               3,659,000           3,697,000           3,770,000
Net amortization and deferral                             (3,414,000)         (3,540,000)         (3,198,000)
Curtailment gain                                             --               (1,313,000)         (3,357,000)
                                                         -----------         -----------         -----------
Net periodic postretirement benefit expense (income)     $ 2,159,000         $   459,000         $  (717,000)
                                                         -----------         -----------         -----------
                                                         -----------         -----------         -----------

During the year ended March 31, 1996 the Company recognized curtailment gains of $1,313,000 in conjunction with the closure of the Trenton manufacturing facility and the Canadian facilities integration. These gains were included as credits to the respective one-time charges. During the year ended March 31, 1995 the Company recognized a curtailment gain of $3,357,000 in conjunction with the restructuring program. This gain was included as a credit to the one-time charges for restructuring of operations and facilities.

The following table sets forth the accumulated postretirement benefit obligation of the plans at March 31, 1997 and 1996:

                                                                1997                1996
                                                             -----------         -----------
               Retirees                                      $28,079,000         $26,174,000
               Active participants eligible for
                 retirement                                   10,544,000          11,327,000
               Other active participants                      14,194,000          13,268,000
                                                             -----------         -----------
               Accumulated postretirement benefit
                 obligation                                   52,817,000          50,769,000
               Unrecognized net gain                           8,438,000           7,131,000
               Unrecognized prior service credit               8,177,000          10,688,000
                                                             -----------         -----------
               Accrued postretirement benefit
                 obligation                                  $69,432,000         $68,588,000
                                                             -----------         -----------
                                                             -----------         -----------

The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation for those over age 65 is 11 percent for 1997 trending to 5 percent over a seven-year period. For those under age 65, the trend rate is 7.5 percent for 1997 trending to 5 percent over a seven year period. A one percent increase in the assumed respective annual medical cost trend rate would increase the accumulated postretirement benefit obligation by approximately $3,200,000 and the service and interest components of net postretirement benefit expense by $300,000.

Other principal actuarial assumptions used in determining the accumulated postretirement benefit obligation were:

                 Discount rate                                                     7-9%
                 Rate of increase in compensation levels                           4-6%

9. LONG-TERM INCENTIVE PLANS

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

Award transactions for the past three years were:

                                                                         SHARES
                                                      ---------------------------------------------
                                                        1997              1996              1995
                                                      ---------         ---------         ---------
          Cumulative awards--beginning of year        3,466,250         3,466,250         3,417,122
          New awards                                     --                --                49,128
                                                      ---------         ---------         ---------
          Cumulative awards--end of year              3,466,250         3,466,250         3,466,250
                                                      ---------         ---------         ---------
                                                      ---------         ---------         ---------

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Outstanding awards of 91,793 shares at March 31, 1997 will be issued at a future date no later than five years from the date of the award. For shares that have been issued, the market value at the date of the awards was $680,000, $6,080,000 and $2,672,000 in 1997,
1996, and 1995, respectively. The cost of treasury stock for these awards was $346,000, $5,015,000 and $2,463,000 in 1997, 1996 and 1995, respectively.

1996 Long-Term Incentive Plan

The plan provides for awards of not more than 4,500,000 shares of common stock, subject to adjustment for stock splits, stock dividends and other changes in the Company's capitalization to key employees, to be issued either immediately after the award or at a future date. The awards consist of restricted and/or deferred stock or options, or a combination thereof. At March 31, 1997 there were 2,706,600 shares available for grant under the 1996 long-term incentive plan.

Stock Options

Under this plan, both qualified and non-qualified options may be granted to key executive employees at fair market value at the date of grant. The right to exercise the options, in installments, commences one year from the date of grant and expires ten years after that date. Effective April 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". As permitted by the Statement, the Company has chosen to continue to account for options granted under the plan using the intrinsic value method. Accordingly, no compensation expense has been recognized for these options. Had the fair value method of accounting, as defined in SFAS No. 123, been applied to the Company's stock options, the Company's net income would have been reduced by approximately $1,020,000, or $.02 per share in 1997 and $160,000, or less than $.01 per share in 1996. The weighted-average fair value of options granted in 1997 and 1996 was $6.54 and $6.43, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                             1997                1996
                                                             ----                ----
                    Risk-Free Interest Rate                  6.4 %               5.6 %
                    Expected Life                              8  yrs.             8  yrs.
                    Volatility                               41.0%               41.0%
                    Dividend Yield                           1.5 %               1.5 %

A summary of the status of stock options granted under this plan as of March 31, 1997 and 1996 and changes during the years ended on those dates is presented below:

                                                    1997                                    1996
                                       -------------------------------         -------------------------------
                                                         WEIGHTED-AVG.                           WEIGHTED-AVG.
                                        OPTION             EXERCISE             OPTION             EXERCISE
                                        SHARES               PRICE              SHARES               PRICE
                                       ---------         -------------         ---------         -------------
Outstanding April 1                    1,054,080            $ 13.75               --                $--
Granted                                  549,860              13.43            1,054,080              13.75
Exercised                                 --                 --                   --                 --
Forfeited                               (171,720)             13.75               --                 --
                                       ---------                               ---------
Outstanding March 31                   1,432,220            $ 13.63            1,054,080            $ 13.75
                                       ---------                               ---------
                                       ---------                               ---------

The following table summarizes information about stock options outstanding at March 31, 1997:

                                  OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                  ---------------------------------------------------       -------------------------------
  RANGE OF          NUMBER          WEIGHTED-AVG.       WEIGHTED-AVG.         NUMBER          WEIGHTED-AVG.
  EXERCISE        OUTSTANDING         REMAINING           EXERCISE          EXERCISABLE         EXERCISE
   PRICES         AT 3/31/97            LIFE                PRICE           AT 3/31/97            PRICE
-------------     -----------       -------------       -------------       -----------       -------------
  $12.13 to
  $13.75           1,432,220          9.3 years            $ 13.63            263,520            $ 13.75

Stock Awards

Restricted and/or deferred stock awards which are awarded subject to restrictions, may not be disposed of by the recipient for a period of four years from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over a four year period commencing at the date of the award. During fiscal year 1997 awards of an aggregate of 172,800 shares were made. At March 31, 1997, 130,960 of these shares have been deferred and will be issued at a future date no later than four years from the date of the award. For shares that have been issued in 1997 the market value on the date of the awards was $91,000. The cost of treasury stock for these awards was $101,000. Awards forfeited during the year and returned to treasury stock consisted of 40,707 shares valued at $556,000. The differences between the market value at the date of the awards and the cost of the treasury stock were included in capital in excess of par value.

10. ACQUISITIONS

In December, 1995, the Company acquired the enzyme immunoassay and immunofluorescent lines of diagnostic products from BioWhittaker, Inc. The purchase price for these product lines was $10,000,000. The Company also agreed to purchase certain inventories at cost.

In a separate transaction with Clark Laboratories in December, 1995, the Company has obtained exclusive sales and marketing rights to Clark's line of enzyme immunoassay diagnostic products in the United States and has entered into a long-term supply agreement with Clark related to the manufacture of certain diagnostic products. The fee for these rights was $2,000,000.

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

11. SHORT-TERM INVESTMENTS

At March 31, 1997 and 1996, short-term investments were intended to be held to maturity as defined in SFAS No. 115 and have contractual maturities of less than one year. The amortized cost approximated fair value. The amortized cost of certificates of deposit were $18,667,000 and $18,577,000, respectively, in 1997 and 1996. In addition, included in 1996 were Canadian government securities in the amount of $1,457,000.

12. CLOSURE OF THE TRENTON CONDOM MANUFACTURING FACILITY

The Company closed its condom manufacturing plant in Trenton, New Jersey in October, 1996. The condom production previously performed at Trenton has been transferred to the Company's facility in Colonial Heights, VA. The decision to close the Trenton plant resulted in a one-time charge to pre-tax earnings in the year ended March 31, 1996 of $23,100,000 ($13,630,000 after taxes or $.30 per share), consisting of plant closing costs including equipment write-offs ($17,800,000) and employee termination costs ($5,300,000).

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

In connection with this restructuring program, the Company incurred one-time pre-tax charges of $16,500,000 in the year ended March 31, 1996 and $74,060,000 in the year ended March 31, 1995. The restructuring charges of $90,560,000 recorded over the two years consist primarily of estimated employee termination costs ($30,800,000), estimated plant closing costs including equipment write-offs ($26,000,000) and costs associated with the subleasing of office space on which the Company holds a long-term lease ($27,800,000).

The restructuring program resulted in a worldwide reduction of approximately 990 employees including 120 vacancies that were not filled.

Approximately $17,200,000 of the $90,560,000 provision for restructuring charges remain to be utilized in future periods. Substantially all of the $17,200,000 represents expected future cash outlays for subleasing costs.

14. BUSINESS SEGMENTS (DOLLARS IN THOUSANDS)

Information on the Company's Business Segments is presented below.

Carter-Wallace, Inc. is engaged in the manufacture and sale of a diversified line of products in the Consumer Products and Health Care business segments. A listing of the major products in each segment is included in "Description of Business Segments" on page 11.

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

The Company sells its diversified line of products worldwide. Some of the Company's domestic divisions sell to a small number of high volume customers, the largest of which accounted for approximately 9.0% of consolidated net sales during fiscal 1997.

Business Segments                                                         MARCH 31
                                                  ---------------------------------------------------------
                                                    1997                     1996                    1995
                                                  ---------                --------                --------
Sales
  Health Care                                     $ 243,163                $246,578                $262,785
  Consumer
     Anti-Perspirants and Deodorants                111,923                 110,147                 123,146
     Other Consumer Products                        293,669                 302,215                 277,711
                                                  ---------                --------                --------
  Consolidated                                    $ 648,755                $658,940                $663,642
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Operating Profit
  Health Care                                     $  48,792                $ 53,477 (a)            $(51,222)(e)
  Consumer
     Anti-Perspirants and Deodorants                  3,290                 (12,073)(b)             (10,758)(f)
     Other Consumer Products                         38,935                  18,881 (c)              31,547 (g)
  Net interest income                                    40                   1,239                   1,062
  Other (expense) net of other income                (1,049)                 (1,629)                 (1,765)
  General corporate expenses                        (44,659)                (47,098)(d)             (55,894)(h)
                                                  ---------                --------                --------
  Earnings (loss) before taxes on income          $  45,349                $ 12,797                $(87,030)
                                                  ---------                --------                --------
                                                  ---------                --------                --------

(a) Includes one-time pre-tax charges of $3,743 related to restructuring and adjustments to prior year one-time charges for Organidin (iodinated glycerol) and Felbatol.

(b) Includes one-time pre-tax charge of $3,916 related to restructuring.

(c) Includes one-time pre-tax charge of $30,330 related to restructuring and the closure of the Trenton condom manufacturing facility.

(d) Includes one-time pre-tax charge of $4,011 related to restructuring.

(e) Includes one-time pre-tax charges of $92,977 related to Organidin (iodinated glycerol), Felbatol and restructuring.

(f) Includes one-time pre-tax charge of $5,503 related to restructuring.

(g) Includes one-time pre-tax charge of $18,685 related to restructuring.

(h) Includes one-time pre-tax charge of $12,175 related to restructuring.



Identifiable Assets
  Health Care                                     $ 178,608                $190,926                $188,316
  Consumer
     Anti-Perspirants and Deodorants                 62,246                  61,323                  72,620
     Other Consumer Products                        254,281                 251,544                 231,525
  Corporate Assets                                  190,787                 215,132                 187,763
                                                  ---------                --------                --------
  Total Assets                                    $ 685,922                $718,925                $680,224
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Depreciation and Amortization
  Health Care                                     $   8,135                $  9,726                $ 11,521
  Consumer
     Anti-Perspirants and Deodorants                  3,745                   3,481                   3,808
     Other Consumer Products                          8,242                   8,570                   8,002
                                                  ---------                --------                --------
  Total Operating Segments                        $  20,122                $ 21,777                $ 23,331
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Capital Expenditures
  Health Care                                     $   4,473                $  3,020                $  4,640
  Consumer
     Anti-Perspirants and Deodorants                  2,627                   1,141                   1,877
     Other Consumer Products                         22,736                  30,705                  11,631
                                                  ---------                --------                --------
  Total Operating Segments                        $  29,836                $ 34,866                $ 18,148
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Geographic Areas
Sales
  U.S.A.                                          $ 438,149                $452,364                $481,452
  Other North America                                60,930                  58,637                  60,841
  Other Countries                                   149,676                 147,939                 121,349
                                                  ---------                --------                --------
  Consolidated                                    $ 648,755                $658,940                $663,642
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Operating Profit
  U.S.A.                                          $  71,680                $ 47,128 (a)            $(43,765)(d)
  Other North America                                10,604                   1,658 (b)               5,887 (e)
  Other Countries                                     8,733                  11,499                   7,445 (f)
  Net interest income                                    40                   1,239                   1,062
  Other (expense) net of other income                (1,049)                 (1,629)                 (1,765)
  General corporate expenses                        (44,659)                (47,098)(c)             (55,894)(g)
                                                  ---------                --------                --------
  Earnings (loss) before taxes on income          $  45,349                $ 12,797                $(87,030)
                                                  ---------                --------                --------
                                                  ---------                --------                --------
Identifiable Assets
  U.S.A.                                          $ 336,740                $331,339                $330,493
  Other North America                                37,223                  39,342                  37,474
  Other Countries                                   121,172                 133,112                 124,494
  Corporate Assets                                  190,787                 215,132                 187,763
                                                  ---------                --------                --------
  Total Assets                                    $ 685,922                $718,925                $680,224
                                                  ---------                --------                --------
                                                  ---------                --------                --------

Corporate assets include principally cash and cash equivalents, short-term investments, miscellaneous receivables, deferred taxes and other miscellaneous assets.

(a) Includes one-time pre-tax charges of $31,987 related to restructuring, the closure of the Trenton condom manufacturing facility and adjustments to prior year one-time charges for Organidin (iodinated glycerol) and Felbatol.

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


15. RENTAL EXPENSE AND LEASE COMMITMENTS (DOLLARS IN THOUSANDS)

Rental expense for operating leases with a term greater than one year for 1997, 1996 and 1995 was as follows:

                                REAL PROPERTY
    RENTAL           REAL        SUB-RENTAL       NET REAL     EQUIPMENT
    EXPENSE        PROPERTY        INCOME         PROPERTY     AND OTHER
---------------    --------     -------------     --------     ---------
     1997          $ 6,600        $  (1,640)      $ 4,960       $ 6,260
     1996            6,308             (484)        5,824         6,170
     1995            8,320             (688)        7,632         6,389

The real property rental expense for 1997 and 1996 excludes approximately $2,200 and $2,400, respectively, of rental costs which have been charged to the one-time charges for restructuring of operations and facilities.

Minimum rental commitments, in thousands of dollars, under non-cancellable leases in effect at March 31, 1997 were as follows:

                                REAL PROPERTY
MINIMUM RENTAL       REAL        SUB-RENTAL       NET REAL     EQUIPMENT     CAPITAL LEASE
  COMMITMENTS      PROPERTY        INCOME         PROPERTY     AND OTHER      OBLIGATIONS
---------------    --------     -------------     --------     ---------     -------------
     1998          $ 8,187        $  (2,989)      $ 5,198       $   468         $    81
     1999            8,185           (2,989)        5,196           352              81
     2000            7,885           (2,989)        4,896           164              81
     2001            8,205           (3,084)        5,121            37              82
     2002            7,715           (3,299)        4,416            --              62
   2003-2012        67,251          (31,645)       35,606            --              --
                                                                             -------------
                                                                                    387
Less interest and executory cost                                                    (80)
                                                                             -------------
Present value of minimum lease payments (of which $54 is included in
    current liabilities)                                                        $   307
                                                                             -------------
                                                                             -------------

Included in the real property rental commitments indicated above is approximately $17,000 of future rental costs which were included in the one-time charges for restructuring of operations and facilities. These costs are associated with the subleasing of office space on which the Company holds a long-term lease.

16. SUPPLEMENTAL FINANCIAL INFORMATION

The following is presented in support of balance sheet captions:

                                                                                MARCH 31
                                                                    --------------------------------
                                                                      1997                    1996
                                                                    --------                --------
                           Intangible Assets:                            (dollars in thousands)
    Excess of purchase price of businesses acquired over the
      net assets at date of acquisition                             $117,152                $119,836
      Trademarks                                                      28,908                  29,033
      Other                                                           29,046                  32,459
                                                                    --------                --------
                                                                     175,106                 181,328
      Accumulated amortization                                        51,767                  49,906
                                                                    --------                --------
                                                                    $123,339                $131,422
                                                                    --------                --------
                                                                    --------                --------
    Accounts Payable:
      Trade                                                         $ 33,716                $ 37,464
      Other                                                            1,151                   1,477
                                                                    --------                --------
                                                                    $ 34,867                $ 38,941
                                                                    --------                --------
                                                                    --------                --------
    Accrued Expenses:
      Salaries and wages                                            $ 29,361                $ 28,222
      Advertising and promotion                                       14,418                  17,597
      One-time charges                                                 8,929                  31,272
      Retirement plans                                                 7,390                  10,035
      Other                                                           42,692                  45,205
                                                                    --------                --------
                                                                    $102,790                $132,331
                                                                    --------                --------
                                                                    --------                --------
    Other Long-Term Liabilities:
      Retirement plans                                              $ 20,679                $ 16,920
      One-time charges                                                15,520                  24,011
      Other                                                            7,297                   7,389
                                                                    --------                --------
                                                                    $ 43,496                $ 48,320
                                                                    --------                --------
                                                                    --------                --------

Income taxes paid were $10,240,000, $14,204,000 and $7,700,000 in 1997, 1996, and 1995 respectively. Interest paid was $4,498,000, $3,256,000 and $2,213,000 in 1997, 1996 and 1995, respectively.

17. FELBATOL (FELBAMATE)

As previously reported, in the year ended March 31, 1995 the Company incurred a one-time charge to pre-tax earnings of $37,780,000 related to use restrictions for Felbatol. This charge was adjusted by $8,200,000 to $45,980,000 in the year ended March 31, 1996. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge that would have a material adverse effect on the Company's results of operations and possibly on its financial condition. Should the product no longer be available, the Company currently estimates that the additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, will be in the range of $20,000,000 to $25,000,000 on a pre-tax basis.

18. DISCONTINUANCE OF THE ORGANIDIN (IODINATED GLYCEROL) PRODUCT LINE

As previously reported, in the year ended March 31, 1995 the Company incurred a one-time charge to pre-tax earnings of $17,500,000 related to discontinuance of the Organidin (iodinated glycerol) product line. In the year ended March 31, 1996 an adjustment was made to reduce the provision for loss on Organidin by $5,800,000 largely as a result of smaller than anticipated product returns.

19. LITIGATION INCLUDING ENVIRONMENTAL MATTERS

Environmental Matters

The United States Environmental Protection Agency ("EPA") advised the Company and over 200 other companies in 1982 that they may be potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to waste deposited at the Lone Pine Landfill in Freehold, NJ. The Company and over 115 other PRPs, without admitting liability, have entered into two consent decrees with EPA agreeing to conduct a cleanup of the Lone Pine Landfill, and the cleanup is in progress. The total estimated cost of the cleanup is $104 to $120 million in current dollars. In addition, the Company and other PRPs are negotiating with EPA, the Department of Interior, and New Jersey to resolve natural resource damage claims which could cost as much as $3 million. After factoring in past and expected recoveries from nonsettlors, the Company's net share of the cleanup and natural resource damage claims (exclusive of defense costs) is expected to be $8 to $9.7 million, of which it has paid about $7 million to date. In August, 1989, the Company instituted suit in New Jersey state court against twenty-two insurers to recover, inter alia, the Company's share of costs at Lone Pine, including related legal fees. The Company has reached settlements in this case with 18 of the insurers. To date, the Company has received approximately $12.3 million in settlement payments and is seeking additional reimbursement. The Company expects to be fully reimbursed for its share of the currently estimated cleanup and natural resource damage costs at Lone Pine.

The Company and nine other settling PRPs are parties to two actions in N.J. state court involving a cleanup contractor at Lone Pine concerning amounts allegedly owed to that contractor. The first action was filed by the contractor on July 7, 1995 against the settling PRPs (including the Company), who subsequently filed counterclaims against the contractor. The Company and the nine other settling PRPs brought an action against the contractor on July 10, 1995. Both lawsuits were subsequently consolidated. A settlement in principle has been reached in these cases. As part of that settlement, the settling PRPs will pay $1,287,500 to the contractor. The Company's anticipated share of that $1,287,500 is approximately $115,000. These amounts are included in the cleanup cost estimate and the Company's estimated share set forth above.

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May 1991, EPA issued special notice letters under CERCLA to Lambert Kay and about 50 other PRPs notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September 1991 and in February 1994, the Company and 21 other PRPs, without admitting liability, entered into consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site including the remedial investigation and feasibility study and to reimburse EPA for certain costs. The estimated cost of this work is about $4.2 million. The Company's share of this cost is estimated to be $124,000, which the Company has paid or received credit for. In addition, the Company and other settling PRPs have sued certain nonsettlors for their share of these costs and have obtained some settlement recoveries. Based on preliminary information from the investigation work (which is not completed), the total cost for performing the current and future work at Barkhamsted, including the investigation work, is estimated to be $13.3 to $41.3 million. In June 1995, the Connecticut legislature authorized the issuance of bonds to pay for approximately $7 million of the future cleanup costs at the site. The issuance of these bonds is expected to reduce the amount of cleanup costs subject to PRP funding by that amount. Based on
28
expected PRP participation in future cleanup work and other factors, the Company anticipates that its share of all cleanup costs subject to PRP funding (including costs incurred to date) will be not more than 4 to 5%, or about $252,000 to $1,715,000. Thus, although applicable environmental law provides for joint and several liability for the cost of cleanup work, the Company believes, based on present estimates, that substantially all of the cleanup costs will be paid by other PRPs.

The Company believes, based upon the information available at this time, that the matters discussed above will not have a material effect on its financial statements.

Other Litigation

Two federal securities class action suits filed in 1994 by stockholders against the Company and certain of its present and former officers in the United States District Court, Southern District of New York have been consolidated for all purposes and the plaintiffs have filed a Consolidated Amended Complaint and a Second Amended Class Action Complaint. The consolidated action purports to be on behalf of all persons who purchased the Company stock in the period from January 20, 1994 through July 31, 1994. The complaint alleges that certain statements made by the Company with respect to future sales and marketing prospects for Felbatol were false and fraudulent, and that the Company omitted to state material facts necessary to make statements made not misleading. Both the Consolidated Amended Complaint and the Second Amended Class Action Complaint, which seek damages in an unspecified amount, have been dismissed by the District Court for failure to state a claim upon which relief can be granted. Plaintiffs are pursuing an appeal from the dismissal to the United States Court of Appeals for the Second Circuit.

In December, 1994, an alleged shareholder of the Company instituted an action in the Supreme Court of the State and County of New York which purports to be brought derivatively on behalf and for the benefit of the Company against the directors of the Company for breach of fiduciary duty, gross mismanagement and waste of corporate assets in connection with the development and marketing of Felbatol. The complaint, which seeks unspecified compensatory and punitive damages, was ordered dismissed by the Supreme Court. Plaintiff has noticed an appeal to the Appellate Division, First Department.

A pharmaceutical product liability class action (Valentino) was filed against the Company in August, 1994, in the United States District Court, Northern District of California. The complaint, which was amended in early 1995, purports to be on behalf of all persons who started using Felbatol prior to August, 1994. The complaint alleges that the Company is liable for strict product liability, negligence, breach of express and implied warranty, negligent infliction of emotional distress and negligent misrepresentation related to side effects of Felbatol. The complaint seeks unspecified compensatory and punitive damages and injunctive relief. A second product liability class action seeking substantially similar relief (Bryan) was filed against the Company in the United States District Court for the Eastern District of Pennsylvania for injuries allegedly suffered as a result of using Felbatol, and has been transferred and consolidated with the action in the Northern District of California.

In addition to these two class actions, 48 individual product liability actions relating to Felbatol were filed against the Company. While 29 have been settled and/or dismissed, 19 of these individual actions remain unresolved. Damages are specified in 10 of these remaining actions in amounts ranging from $100,000 to $169,000,000. In the aggregate, the complaints in these actions seek $35,000,000 in compensatory damages and $169,000,000 in punitive damages. In the other unresolved individual actions, the damages sought are unspecified.

The District Court certified the Valentino action as a class action on March 15, 1995. Following interlocutory appeal, on November 5, 1996 the United States Court of Appeals for the Ninth Circuit vacated and remanded the Valentino class certification to the District Court, thus decertifying the class. Thereafter, the parties reached a negotiated settlement of all the individual claims asserted in the Valentino and Bryan actions, as well as all other Felbatol-related claims which had been asserted by counsel for the Valentino and Bryan plaintiffs, whether or not filed as actions. On May 27, 1997 the District Court, on consent of the class plaintiffs, granted the Company's motion (1) to dismiss, with prejudice, all claims asserted in the Valentino and Bryan complaints and (2) to dismiss, without prejudice, all class action claims averred therein. Payments under this settlement were covered primarily by the Company's product liability insurance, with the balance covered by reserves provided in prior years for one-time charges.

The Company has product liability insurance in the amount of $88,000,000 for claims made in the year ended March 31, 1995 and has obtained comparable limits of insurance coverage for claims made in the fiscal years ending March 31, 1996, March 31, 1997 and March 31, 1998, with certain exceptions relating to the nature of the claimed injury. These amounts of product liability insurance will be reduced in some of the fiscal years by payments made for the aforementioned negotiated settlement.
                                                                              29

While the Company believes that its product liability insurance would cover punitive damages judgments, its insurance carriers have neither confirmed nor denied this belief. In the law of certain states there is an expressed public policy against the enforceability of insurance covering punitive damages. The amounts to be paid by the Company in settlement of the Valentino and Bryan cases were in the nature of compensation only, and did not include any allowance for dismissal of the plaintiffs' punitive damages allegations. The Company's principal product liability insurance carriers have confirmed their coverage of the compensatory claims asserted in Valentino and Bryan and have expressly approved this settlement. The Company does not believe that they would either disclaim coverage or oppose any potential settlements or judgments in the remaining unresolved Felbatol-related actions.

The Company, along with numerous other drug manufacturers, wholesalers and suppliers, was named in a series of class action suits the first of which was filed in August, 1994 in the California Superior Court, San Francisco County, brought on behalf of all California independent retail pharmacists who have purchased any brand name prescription drugs since August, 1989. The complaint alleged that the defendants, including the Company, entered into a conspiracy to fix prices for brand-name prescription drugs and gave lower prices to certain favored purchasers while the alleged favored prices were denied to the plaintiffs. Plaintiffs are seeking injunctive relief and unspecified trebled compensatory damages, restitution of unspecified amounts by which defendants are alleged to be unjustly enriched and litigation costs, interest and attorney's fees. Class certification of the price-fixing conspiracy claims was granted by order dated June 23, 1995 for a class of independent retail pharmacists and small chains with ten or fewer California locations. An individual action brought by two mid-size chain pharmacies was subsequently coordinated with the consolidated class action as an add-on case asserting virtually identical claims and demands for relief. Plaintiffs in that action amended their complaint to seek class certification which has not been granted.

The Company, along with numerous other drug manufacturers, has been named in a class action suit filed in July, 1994 in California Superior Court, County of San Francisco, brought on behalf of a class of California consumers who purchased drugs from independent retail pharmacies alleging that certain drug manufacturers and wholesalers and suppliers, including the Company, conspired to fix prices for brand-name prescription drugs that were sold to California independent retail pharmacists. The complaint seeks unspecified trebled compensatory damages relating to overcharges, restitution of amounts by which defendants were allegedly unjustly enriched and litigation costs, interest and attorney's fees. By court order dated August 16, 1995, class certification was granted to the extent of certifying a class of California consumers who purchased drugs from independent retail pharmacies and pharmacy chains with ten or fewer California locations. Two add-on putative class actions were thereafter filed and coordinated with the consolidated class action, seeking to expand the class to include consumers who purchased drugs from chain pharmacies with more than ten locations in California. The expanded class has not been certified.

The Company, along with numerous other drug manufacturers, an Alabama drug wholesaler and a national mail-order pharmacy, had initially been named in a class action suit filed in May, 1994 in the Alabama Circuit Court, Greene County, brought on behalf of a class of independent drug stores and pharmacies and alleging that the named, and certain unnamed, defendants discriminated against the plaintiffs in according more favorable prices to mail-order pharmacies and large health care providers pursuant to an alleged conspiracy to regulate or fix the price, or limit the quantity, of prescription drugs sold in the State of Alabama in violation of Alabama law. By a First Amended Complaint dated January 17, 1995, the three named plaintiffs retracted all class claims. In subsequent, amended pleadings, plaintiffs have sought to reassert their class action claims, alleging that the defendant drug manufacturers, wholesalers and health maintenance organizations had engaged in a price-fixing conspiracy, monopolization and attempted monopolization, fraud and civil conspiracy, in violation of Alabama statutory and common law, and seeking a declaratory judgment, statutory damages of $500 per instance of alleged injury, unspecified actual and punitive damages, litigation costs and interest. Plaintiffs' motion for class certification and defendants' motion to strike the class action allegations are now pending before the court. The court granted defendants' motion to change the venue of the action and the case has been transferred to the Alabama Circuit Court for Tuscaloosa County.

The Company, along with numerous other drug manufacturers was named in a class action lawsuit filed in January, 1996 in Alabama Circuit Court, Clarke County, brought on behalf of a class of consumers who purchased brand-name prescription drugs from independent retail pharmacies in jurisdictions alleged to grant standing to "indirect purchasers" to bring suit upon price overcharge claims, including Alabama, the District of Columbia, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico and Wisconsin. Plaintiffs allege that, in violation of Alabama law, defendants conspired to sell brand-name prescription drugs to mail-order pharmacies at lower prices than those charged to independent retail drug pharmacies and that as a result, plaintiffs have paid supra-competitive prices for brand-name prescription drugs. The case was certified for class treatment by the state court but was then removed by defendants to federal court and transferred to the Northern District of Illinois. The
30
federal court vacated the class certification order of the state court. An appeal by plaintiffs from the federal court's refusal to remand the case to Alabama state court is pending. Plaintiffs seek unspecified compensatory and punitive damages, an injunction, litigation costs and attorney's fees.

In October, 1992, a suit was filed by Unilever PLC against the Company's subsidiary in the United Kingdom alleging patent infringement by certain of the Company's diagnostic products. The complaint seeks injunctive relief and unspecified compensatory damages.

The Company believes, based on opinion of counsel, it has good defenses to each of the above-described legal actions and should prevail. The Company might at some point in time elect to attempt to settle one or more of these cases. At this stage, however, the Company does not know whether these cases, or any of them, will be settled or at what amounts.

The Company is engaged in litigation with Tambrands Inc. in Supreme Court of the State and County of New York arising out of a patent infringement and misappropriation suit previously filed against them in the United States District Court, Southern District of New York, by New Horizons Diagnostics Corporation ("NHDC"), et al. The NHDC suit, which was settled and discontinued in July 1996, asserted claims with respect to certain "gold sol" technology (used in the Company's First Response and Answer home pregnancy and ovulation predictor test kits) the Company had acquired from Tambrands pursuant to a written purchase agreement in March 1990. The Company paid an immaterial amount toward that settlement. In the pending Supreme Court action, Tambrands seeks reimbursement from the Company of an unspecified portion of the amount paid by Tambrands in settlement of the NHDC suit and for defense costs. The Company believes it has good defenses, under the terms of the purchase agreement, to Tambrands' claim.

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

                                                       QUARTER ENDED
                                   -----------------------------------------------------
1997                               JUNE 30        SEPT. 30       DEC. 31        MARCH 31          TOTAL YEAR
----                               -------        --------       -------        --------          ----------
  Net sales                        $169,889       $159,532       $163,020       $156,314           $648,755
  Gross margin                      107,426         97,224        104,766        95,682             405,098
  Net earnings                        9,260          5,601         10,514         1,381              26,756
  Earnings per share                    .20            .12            .23           .03                 .58
1996
----
  Net sales                        $177,037       $154,810       $162,004       $165,089           $658,940
  Gross margin                      114,645         95,098        103,143        99,834             412,720
  Net earnings (loss)                   861         (4,524)        10,278           935               7,550
  Earnings (loss) per share             .02           (.10)           .22           .02                 .16

The quarter ended June 30, 1995 includes one-time charges to pre-tax earnings of $20,100 related to the closure of the Trenton condom manufacturing facility.

The quarter ended September 30, 1995 includes one-time charges to pre-tax earnings of $16,500 consisting of $10,200 for restructuring and $6,300 related to the consolidation of two Canadian operations.

The quarter ended March 31, 1996 includes one-time charges to pre-tax earnings of $5,400 related to the closure of the Trenton condom manufacturing plant ($3,000) and a net adjustment of the prior year one-time charges for Felbatol (an additional $8,200) and for Organidin (a reduction of $5,800). Also included in the quarter is an approximate $2,400 charge related to a write-off of the carrying value of a discontinued product.

INDEPENDENT AUDITORS' REPORT

  KPMG Peat Marwick LLP               CERTIFIED PUBLIC ACCOUNTANTS
                                      345 Park Avenue
                                      New York, NY 10154

The Board of Directors and Stockholders
Carter-Wallace, Inc.:

We have audited the accompanying consolidated balance sheets of Carter-Wallace, Inc. and subsidiaries as of March 31, 1997 and 1996 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter-Wallace, Inc. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.


                                            KPMG Peat Marwick LLP


May 27, 1997

Carter-Wallace, Inc. and Subsidiaries

BOARD OF DIRECTORS

Henry H. Hoyt, Jr.
Chairman and Chief Executive Officer

Ralph Levine
President and Chief Operating Officer

Paul A. Veteri
Executive Vice President, Finance and Chief Financial Officer

David M. Baldwin
Chairman, David M. Baldwin Realty Company, Inc.

Daniel J. Black
Consultant to the Company

Dr. Richard L. Cruess
Professor of Surgery, Center for Medical Education,
McGill University
Montreal, Quebec, Canada

Suzanne H. Garcia
Owner, La Tierra Beneficiaries (real estate development) and Santa Fe Ranch

Scott C. Hoyt
Vice President, New Products
Carter Products Division of the Company

Herbert M. Rinaldi
Of Counsel
Carella, Byrne, Bain, Gilfillan, Cecchi, Stewart & Olstein

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

Morton K. Schwartz, Ph.D.
Chairman, Department of Clinical Chemistry
Memorial Sloan Kettering Cancer Center
New York, NY

EXECUTIVE OFFICERS
Henry H. Hoyt, Jr.
Chairman of the Board and Chief Executive Officer
Ralph Levine
President and Chief Operating Officer
Paul A. Veteri
Executive Vice President, Finance and Chief Financial Officer
T. Rosie Albright
Vice President, Consumer Products, U.S.
John Bridgen, Ph.D.
Vice President, Diagnostics, U.S.
Robert A. Cuthbert
Vice President, Pet Products, U.S.
Donald R. Daoust, Ph.D.
Vice President, Quality Control
Peter J. Griffin
Vice President and Controller
Adrian J. L. Huns
Vice President, International
Michael J. Kopec
Vice President, Manufacturing
Stephen R. Lang
Vice President, Secretary and General Counsel
Thomas B. Moorhead
Vice President, Human Resources
George H. Ohye
Vice President, Compliance and Regulatory
Herbert Sosman
Vice President, Pharmaceuticals, U.S.
C. Richard Stafford
Vice President, Corporate Development
James L. Wagar
Vice President and Treasurer
Mark Wertlieb
Vice President, Taxes

DIVISIONAL MANAGEMENT

T. Rosie Albright, President, Carter Products
John Bridgen, Ph.D., President, Wampole Laboratories
Robert A. Cuthbert, President, Lambert Kay
Adrian J. L. Huns, President, International
Michael J. Kopec, President, Manufacturing
Herbert Sosman,  President, Wallace Laboratories

PRINCIPAL SUBSIDIARIES

Howard E. Cocker, Managing Director, Carter-Wallace Limited (United Kingdom) Francois Depoil, President, Laboratoires Fumouze S. A. (France)
Gregory J. Drohan, President, Carter-Horner Inc. (Canada)
Allan W. Nash, Managing Director, Carter-Wallace (Australia)
Pty. Limited
Jordi Pruja, Managing Director, Icart S.A. (Spain)
Lino Santambrogio, Managing Director, S.p.A. Italiana
Laboratori Bouty (Italy)
Francis Santiago, President, Carter Wallace, S. A. (Mexico)

                                                               Printed in U.S.A.

                             CARTER-WALLACE, INC.
                          1345 Avenue of the Americas
                               New York, NY 10105