Form 10KT405, Exhibit 13
period 1998-03-31
CARTER WALLACE INC /DE/
filed 1998-06-19
CIK 18000

                    CARTER-WALLACE, INC.
                    ANNUAL REPORT
                    For the year ended March 31, 1998

FINANCIAL HIGHLIGHTS                          1998               1997
Net sales                                 $662,229,000       $648,755,000
Earnings before taxes                       44,755,000         45,349,000
Net earnings                                27,301,000         26,756,000
Earnings per share--basic and diluted           $  .59             $  .58
Dividends                                    7,392,000          7,423,000
Dividends per share                             $  .16             $  .16
Average shares outstanding                  46,093,000         46,389,000
Number of stockholders of record
     Common                                      2,340              2,656
     Class B common                              1,343              1,471

                CW
                The Company markets
                toiletries, pharmaceuticals,
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

REPORT TO STOCKHOLDERS

In the fiscal year ended March 31, 1998, the Company's consolidated sales were $662,229,000 compared to the prior year's sales of $648,755,000.

The Company earned $.59 per share for the fiscal year ended March 31, 1998 compared to $.58 per share in the prior year.

SALES

Sales in the Company's two business segments were Consumer Products $400,506,000 and Health Care Products $261,723,000. Consumer Products were 60% and Health Care Products were 40% of total sales. These sales compare to a year ago of $405,592,000 and $243,163,000, respectively.

Foreign sales by subsidiaries and branches operating outside the United States were $194,780,000 for the fiscal year ended March 31, 1998 compared with $210,606,000 the previous year. This represents 29% and 32%, respectively of total sales. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $13,500,000. Health Care Products accounted for 36% and Consumer Products 64% of foreign sales.

DIVIDENDS

Dividends of $.16 per share were paid in both the current and prior year. The Company has paid dividends for 115 consecutive years.

CARTER PRODUCTS DIVISION

The Division achieved increased sales revenues through innovative product introductions and the strengthening of several core franchises. This was achieved in spite of continued retail trade consolidations, particularly in the drug trade class, competitive new product innovations in several of the Division's key brand segments and competition from private label products. Nevertheless, two of the Division's products were the number one brand in their category.

Factory shipments of the Division's Trojan brand condoms reached another record high. Market share of the Division's condom brands climbed to over 65% of total condom category sales. Both Trojan and Naturalamb brands increased their market position. Leadership advertising, effective promotion, comprehensive educational programs and innovative line extensions helped improve the Division's already strong position in the market. Trojan Shared Sensation condoms were successfully introduced into the growing "enhanced sensation" segment of the business.

Sales volume for the Arrid line declined. The Arrid brand continued to introduce new products which included Arrid XX Total Sport, a line of solid anti-perspirant/deodorants targeted to men, and new fragrances such as Ultimate Sport in the Arrid XX Ultra Clear Spray line and Morning Clean in the Arrid XX Solid line.

The Nair depilatory line continues to be the number one brand of hair remover with increases in sales volume. Nair Quick & Simple 15 Second Microwave Wax was successfully introduced during the year, further expanding Nair's presence in the fast growing home hair waxing segment.

The Division continues to be one of the leading marketers of in-home pregnancy and ovulation test kits. The First Response and Answer pregnancy and ovulation test kits performed well. On a combined basis, First Response and Answer put Carter Products in the number one position in the ovulation test kit category.

The Pearl Drops line continues to be competitive in the tooth whitening category.

WALLACE LABORATORIES DIVISION

The Division had a successful year highlighted by the first full year of marketing a new antihistamine,
2

Astelin (azelastine) Nasal Spray. Astelin Nasal Spray is unique in that it is the only prescription antihistamine nasal spray available in the U.S. market. Clinical studies demonstrate that Astelin Nasal Spray is effective in relieving symptoms of seasonal allergic rhinitis on the very first dose with relief lasting a full 12 hours.

In accordance with the terms of the Company's agreement with ASTA Medica AG, a joint venture is to be formed with an effective date of November 1997. Under this agreement, the Company, through the Wallace Laboratories Division, is responsible for all manufacturing, selling, marketing and administrative services for Astelin and will receive compensation from the joint company for these activities.

Astelin Nasal Spray is being co-promoted by the sales force of Muro Pharmaceutical, Inc., a division of ASTA Medica AG, and is the primary product promoted by the Wallace Laboratories Division sales force. It will receive major promotional support, especially during the spring and fall allergy seasons.

The Division also concentrated its sales and marketing efforts on products that have demonstrated response to promotion. These products include the Soma line of muscle relaxants and Rynatan and Rynatuss cough/cold product lines.

The Division continues to explore new pharmaceutical products and acquisition opportunities that would broaden or complement existing product lines, as well as co-promotion agreements with other companies.

WAMPOLE LABORATORIES DIVISION

Wampole Laboratories emphasizes its breadth of product lines within key areas by providing highly efficient, automated test systems for the centralized laboratory and by expanding its menu of simple, rapid tests for the point of care market.

The Division strengthened its market leading position in enzyme immunoassay testing with the introduction of new products to detect parasitic diseases (giardia, entamoeba) and intestinal diseases (C. difficile toxins A and B) as well as autoimmune diseases. Strong sales were recorded in the areas of enteric disease and syphilis testing. These sales gains were aided by the successful launch of the Biochem LaboTec automated instrument system for enzyme immunoassay testing. This system offers the laboratory significant improvements in productivity and has been very well accepted by the customer base.

Sales of Wampole's immunofluorescent products from Zeus Scientific also increased, primarily because of improved sales to national reference laboratories.

The physician's office market continues to be highly competitive as an increased number of product offerings continued to exert downward pressure on pricing. The Mono-plus test for the detection of infectious mononucleosis continued to show strong sales gains aided by the decision from the Centers for Disease Control and Prevention to grant the product waived status under the Clinical Laboratories Improvement Act, the first such test to be granted this status. At the end of the fiscal year, Clearview C. difficile, a rapid test for the detection of clostridium difficile toxin A, was launched. This product is expected to aid point of care product sales as well as strengthen Wampole's overall position in enteric testing.

LAMBERT KAY DIVISION

Lambert Kay's pet products fall into six broad categories: medical/chemical, grooming, nutritional, insecticide, hardware and toys. These product categories are further separated into two marketing segments: Lambert Kay products, which are sold through pet stores and the Lassie and Tiny Tiger brands produced for the mass market. Lambert Kay's Lassie and Tiny Tiger mass market brands increased their sales.

The Division introduced several new products and line extensions during the year. A line of seven ferret products was introduced to participate in the increasing popularity of these easy care pets. Hair Raiser shedding tools for dogs and cats were introduced to a very favorable response. With their improved grip handles, two sided stainless steel blades and easy open feature, the Hair Raiser shedding tool offers a distinct improvement over typical consumer shedding tools.

Lassie Left Alone floor protection pads were successfully introduced this year. These pads are designed to ease a busy family's concern over leaving a pet at home for extended periods.

Three new shampoos were introduced in the popular "fun family" line. Itch Craft medicated shampoo, Sensitive Issue puppy shampoo and Delicate Subject hypoallergenic shampoo bring the number of shampoos in the line to eight, all in the economically priced 18 oz. size featuring whimsical costumed dogs on their labels.

Line extensions were added to Lambert Kay's unique colored choke collars and leads with black, teal and purple added to the original red, blue and gold colors.

Boundary repellent for cats was added to Lambert Kay's popular Boundary line of indoor/outdoor repellents. These products are intended to discourage pets from frequenting restricted areas in the home or garden.

Two new sizes (4 oz. and 8 oz.) were added to the Evict Liquid Wormer line. In addition, the FDA approved Lambert Kay's double strength Evict wormer. Introduction of this product to the marketplace is planned for later this year.

INTERNATIONAL DIVISION

International Division's sales as measured in local currency were strong this year, with foreign subsidiary operations showing overall growth. The sales gains were achieved through selective selling price increases as well as unit volume advances in a number of operations including Australia, England, France and Spain. Division results, however, were impeded by foreign exchange translation pressures related to a strong U.S. dollar and reduced export sales from the U.S.

Consumer product sales continued to advance in several areas. In Canada, Trojan condom sales reached record levels in terms of both dollars and market share. Sales of Antiphlogistine Rub A-535 also advanced in Canada as the result of the introduction of several new products. The brand also continued to maintain a dominant market share in the topical analgesic category.

Fueled by the introduction of new products, Pearl Drops toothpolish showed notable growth in England in the expanding whitening segment. This product continues to be a leading brand in Germany and several other European countries as well.

In Italy, results were enhanced by the acquisition of Sanodent, a company well established in the manufacture and marketing of denture adhesive products under the Orasiv trademark.

In England, the Anne French line of skin care products was acquired near the end of the fiscal year. Anne French is a well established niche brand in the England and Ireland skin care markets, concentrating on facial cleansing products.

After the close of the fiscal year, the Femfresh range of feminine hygiene products was also acquired. These products will be marketed in England, France and Australia.

Double-digit sales growth was achieved in France for Lineance, a line of cosmetic products. Effective media and promotional support and the introduction of several new products were the primary reasons for these results. Advances were also achieved in France for Email Diamant toothpolish, the Poupina line of baby products and Bi-Solution, an over-the-counter acne treatment. Sales of Eudermin hand cream were strong in the Spanish market.

Nair depilatories with new packaging in both England and Australia achieved excellent results. Nair continued to enjoy a strong presence in the Middle East, particularly Saudi Arabia. In Spain, where the Division markets its range of depilatories under the Taky brand, sales and market share advanced.

The Division's line of health care products maintained strong positions in a number of foreign markets. In Canada, higher sales were achieved for Gravol antinauseant, Ovol antiflatulent and Bentasil throat lozenges. In France, Sterimar, a nasal
4
decongestant, showed considerable unit growth due to continued consumer advertising and promotional activity. A pocketsize version was successfully introduced as well. New products such as the analgesic Calmine and Noctis, a mild valerian-based sedative, as well as higher sales of Cerulisina, a preparation to remove ear wax, enhanced our line of ethical OTC products in Italy. Pharmaceutical sales in Mexico grew to record levels, led by Pangavit vitamin supplements, Colfur antidiarrheal and Hidramox, a broad-spectrum antibiotic.

In the professional diagnostics sector, our Italian subsidiary successfully launched a new family of products for identification of infectious diseases. Targeted towards hospitals and clinical laboratories, these offerings will add to the range of products that can be run with the new Gralis Star 3 automated instrument system. A broad range of new blood testing reagents was also introduced for biotechnology and immunology research laboratories. France continued its leadership position in parasitology test products with the introduction of new rapid tests for intestinal parasites. The Division also launched a new rapid test for pregnancy in the professional market.

RESEARCH & DEVELOPMENT

Expenses for research and development totaled $28,785,000 for the fiscal year ended March 31, 1998 compared to $27,284,000 in the prior year.

Research and development of Taurolin (taurolidine) for the treatment of vancomycin resistant enterococcal infection has continued through independent research facilities managed by the Company's internal supervisory personnel.

The Astelin Nasal Spray New Drug Application (NDA) was approved on November 4, 1996 and the product was launched on March 10, 1997. The Astelin tablet NDA for rhinitis is pending at the FDA. The Company has not decided whether to seek final approval for the NDA.

In April 1998 a large scale, multi-centered clinical efficacy trial for the use of Taurolin intravenously in treating sepsis was terminated when it was determined that the results did not support efficacy. Taurolin research in other areas, such as vancomycin resistant enterococcal infection, is not affected by the termination of the sepsis trial.

A Patient Registry for Felbatol (felbamate), Wallace Laboratories' anti-epileptic drug, was introduced in July 1997. The purpose of the Registry is to provide information to the practicing neurologist in the use of Felbatol and to serve as a source of patients for ongoing research into screening and/or monitoring tests which would allow Felbatol to be used with greater safety in patients with epilepsy.

In February 1998 the Company was issued a patent (U.S. Patent No. 5,714,389) covering technology used in pregnancy, ovulation and other diagnostic products. The Company has commenced a program to license and enforce this patent.

FACILITIES

During the year manufacturing operations at our Cranbury plant were modified to accommodate new product introductions and the production of Lady's Choice Gel previously made at a contract manufacturer.

The Company has approved a major expansion of its condom manufacturing facility in Colonial Heights, VA. Construction is expected to begin during fiscal 1999.

PEOPLE

Thomas M. McShane was appointed President, Lambert Kay Division. Mr. McShane joined Lambert Kay in 1979 as Marketing Manager, New Products and was later elected Vice President of Marketing. He succeeded Robert A. Cuthbert, Corporate Vice President and President, Lambert Kay Division who retired after almost 20 years of service.

Stephen W. Riley has joined the company as President, Carter Wallace, S.A. (Mexico). Mr. Riley was previously with Rhone-Poulenc Rorer/Fisons Group since 1970. Apart from being a seasoned executive in business development, sales and marketing, Mr. Riley has extensive experience in Mexico, the

U.K. and other Latin American markets. Francis Santiago retired from the Company following nearly 20 years of service as President of Carter Wallace, S.A. (Mexico).

George H. Ohye, Corporate Vice President, Compliance and Regulatory also elected to retire during the year. The Company has restructured the Compliance and Regulatory functions and his former position will not be filled.

                                    *  *  *

We have streamlined our business and will strive to focus our assets and energies in the areas of our business which we believe have the best potential for long term sales and profit growth.

We appreciate the ongoing trust and confidence of the consumers and professionals who use our products, and the loyal support of our employees, shareholders and suppliers. We thank them for their interest and confidence in Carter-Wallace.

Henry H. Hoyt, Jr.,
Chairman of the Board and
Chief Executive Officer

Ralph Levine,
President and
Chief Operating Officer

                                                                   June 17, 1998

Carter-Wallace, Inc. and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

                                                                      YEARS ENDED MARCH 31
                                                ----------------------------------------------------------------
                                                  1998          1997          1996          1995          1994
                                                ----------------------------------------------------------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA)
OPERATIONS
  Net sales                                     $662,229      $648,755      $658,940      $663,642      $664,789
  Earnings before one-time charges in 1996
     and 1995, taxes and the cumulative effect
     of accounting changes in 1994                44,755        45,349        54,797        42,310        37,382
  Net earnings (loss) before the
     cumulative effect of accounting
     changes                                      27,301        26,756         7,550(a)    (56,268)(b)    26,609
  Net earnings (loss)                             27,301        26,756         7,550(a)    (56,268)(b)   (20,030)(c)
  Earnings (loss) per share before the
     cumulative effect of accounting
     changes in 1994--basic and diluted              .59           .58           .16(a)      (1.22)(b)       .58
  Earnings (loss) per share--basic and
     diluted                                         .59           .58           .16(a)      (1.22)(b)      (.44)(c)
  Dividends per share                                .16           .16           .16           .29           .33
  Average common shares outstanding               46,093        46,389        46,160        46,108        45,900

FINANCIAL POSITION
  Working capital                               $145,715      $142,972      $137,083      $100,596      $185,159
  Net property, plant and equipment              150,223       154,844       139,273       137,608       157,059
  Total assets                                   693,613       685,922       718,925       680,224       628,562
  Long-term debt                                  48,887        51,025        55,928        23,115         9,309
  Stockholders' equity                           349,650       349,154       332,896       327,139       393,508

OTHER DATA
  Capital expenditures                          $ 15,676      $ 31,066      $ 35,228      $ 18,853      $ 24,305
  Book value per share                              7.70          7.53          7.18          7.08          8.54
  Number of employees                              3,360         3,460         3,610         3,670         4,060

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

             ------------------------------------------------------

                         QUARTERLY DATA ON COMMON STOCK

             The high and low selling prices of the Company's common stock, principally traded on the New York Stock Exchange (symbol CAR), for the two most recent fiscal years were as follows:

                              FISCAL YEARS ENDED MARCH 31
                 -----------------------------------------------------
                           1998                        1997
                 -------------------------   -------------------------
 QUARTER ENDED      HIGH           LOW          HIGH           LOW
                 ------------   ----------   -----------    ----------
June 30              $19           $12 3/4       $18           $13 1/4
September 30          19 3/4        15 3/8        14 5/8        10 3/8
December 31           17 3/8        14            16 1/2        11 3/8
March 31              18 3/4        16            16 1/2        13 1/8

             A dividend of $.04 per share was declared in all four
             quarters of 1998 and 1997.
                                                                               7

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

--------------------------------------------------------------------------------

NET SALES AND EARNINGS

Net earnings were $27,301,000 or $.59 per share in the year ended March 31, 1998, compared to net earnings of $26,756,000 or $.58 per share in the prior year.

Net sales in 1998 were $662,229,000 compared to prior year's sales of $648,755,000. Domestic sales increased $29,300,000 or 6.7% and foreign sales decreased $15,826,000 or 7.5%. Lower foreign exchange rates had the effect of decreasing foreign sales by approximately $13,500,000.

Sales of Consumer Products decreased $5,086,000 or 1.3% in 1998 due to unfavorable foreign exchange rates in foreign operations. Higher unit volume and selling price increases had a positive effect on sales in this segment. Condom sales were higher than the prior year. Worldwide factory sales of anti-perspirant and deodorant products were $105,829,000 in 1998, or 5.4% lower than the $111,923,000 sales level in 1997 due to reduced unit volume.

Health Care sales increased $18,560,000 or 7.6% in 1998 from the prior year due to selling price increases and higher unit volume. Health Care sales in the current year benefited from a full year's sales of Astelin Nasal Spray for seasonal allergic rhinitis which was launched in the fourth quarter of the prior fiscal year. Sales of other pharmaceutical products continue to be adversely affected by generic competition. Lower foreign exchange rates also had an unfavorable effect on sales in this segment. The Company maintains a reserve for possible Organidin NR returns.

Net sales in 1997 were $648,755,000 compared to prior year's sales of $658,940,000. Domestic sales decreased $14,215,000 or 3.1% and foreign sales increased $4,030,000 or 2.0%. Lower foreign exchange rates had the effect of decreasing foreign sales by $1,900,000.

Sales of Consumer Products decreased $6,770,000 or 1.6% in 1997 due to reduced volume in domestic operations. Worldwide factory sales of anti-perspirant and deodorant products were $111,923,000 in 1997, or 1.6% higher than the $110,147,000 sales level in 1996 due to higher unit volume. Sales of condoms and certain other consumer product lines were lower than the prior year.

In 1997, Health Care sales decreased $3,415,000 or 1.4% from the prior year due to lower unit volume. Health Care sales benefited from the introduction of Astelin Nasal Spray for seasonal allergic rhinitis in the fourth quarter of 1997 as well as a full year's sales of the BioWhittaker and Clark diagnostic lines acquired in December, 1995. Selling price increases had a positive effect on sales in comparison to the prior year period.

Interest income decreased in 1998 compared to the previous two years due to a reduced level of interest bearing investments.

COSTS AND EXPENSES

Cost of goods sold as a percentage of net sales was 36.4% in 1998, 37.6% in 1997 and 37.4% in 1996. The variations from year to year were due primarily to changes in product mix. Throughout this period the Company has attempted to minimize the effects of higher costs by selective price increases and cost control measures.

In 1998, advertising, marketing and other selling expenses increased from the prior year by $10,884,000 or 4.4% due to increased expenses in the Health Care segment related to the introduction of Astelin Nasal Spray for seasonal allergic rhinitis which was launched in the fourth quarter of 1997. In the Consumer Products segment spending in this category was approximately the same as the prior year. In 1997, advertising, marketing and other selling expenses increased from the prior year by $1,513,000 or .6%. The launch of Astelin Nasal Spray for seasonal allergic rhinitis in the fourth quarter of 1997 was supported by introductory spending levels. In the Consumer Products segment spending was lower than the prior year.

Research and development expenses in 1998 increased $1,501,000 or 5.5% as a result of higher spending in the Consumer Products segment due in part to employee termination costs related to organizational changes. Research and development expense in the Health Care segment was lower than the prior year. In 1997, research and development expenses increased $790,000 or 3.0% versus the prior year as a result of higher spending in the Consumer Products segment. Research and development expense in the Health Care segment was lower than the prior year. In April 1998 a large scale, multi-centered clinical efficacy trial for the use of Taurolin intravenously in treating sepsis was terminated when it was determined that the results did not support efficacy. Taurolin research in other areas, such as vancomycin resistant enterococcal infection, is not affected by the termination of the sepsis trial.

General and administrative expenses increased $3,525,000, or 4.4% due largely to higher product liability and group insurance costs. In 1997, general and administrative expenses increased $806,000, or 1%, due primarily to a provision for a trade receivable related to the bankruptcy of a pharmaceutical wholesaler, reduced in part by lower rent expense.

Interest expense increased in 1998 by $122,000 or 2.9%. In 1997, interest expense increased by $297,000 or 7.6% over the prior year as a result of borrowings related largely to the
8

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)
--------------------------------------------------------------------------------

expansion of the Company's Colonial Heights, VA condom facility.

Other expenses decreased in 1998 by $226,000 or 3.5%. In 1997, other expenses decreased by $2,691,000 or 29.6% from the prior year principally as a result of a charge in 1996 of approximately $2,400,000 related to the write-off of the carrying value of a discontinued product.

The consolidated income tax rate in 1998 was 39%. In 1997 and 1996, the consolidated income tax rate was 41%. The reduced rate in 1998 was due primarily to a change in the mix of domestic and international income.

ASTELIN

In accordance with the terms of the Company's agreement with ASTA Medica AG, a joint venture is to be formed with an effective date of November 1997. Under this agreement, the Company, through the Wallace Laboratories Division, is responsible for all manufacturing, selling, marketing and administrative services for Astelin and will receive compensation from the joint company for these activities.

YEAR 2000 COMPLIANCE

The Company is implementing a comprehensive plan to ensure that its computer and other systems are compliant with the requirements to process transactions in the Year 2000. Additionally, a review of the Company's suppliers and customers is being made to assure that they are working toward Year 2000 compliance. Management does not expect the cost of implementing this plan to be material to the Company's financial statements.

CLOSURE OF THE TRENTON CONDOM MANUFACTURING FACILITY

The Company closed its condom manufacturing plant in Trenton, New Jersey in October, 1996 and transferred condom production to the Company's facility in Colonial Heights, VA. The closure of the Trenton plant resulted in a one-time charge to pre-tax earnings in the year ended March 31, 1996 of $23,100,000 ($13,630,000 after taxes or $.30 per share).

RESTRUCTURING OF OPERATIONS AND FACILITIES

The Company engaged in a restructuring program beginning in the year ended March 31, 1995 with the intent of reducing costs and increasing efficiencies. In connection with this restructuring program, the Company incurred one-time pre-tax charges of $16,500,000 in the year ended March 31, 1996 and $74,060,000 in the year ended March 31, 1995.

FELBATOL (FELBAMATE)

As previously reported, in the year ended March 31, 1995 the Company incurred a one-time charge to pre-tax earnings of $37,780,000 related to use restrictions for Felbatol. This charge was adjusted by $8,200,000 to $45,980,000 in the year ended March 31, 1996. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, in the range of $20,000,000 on a pre-tax basis.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which establishes standards for reporting comprehensive income and its components, Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information", which establishes revised reporting and disclosure requirements for operating segments, and Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits", which revises employers disclosures about pensions and postretirement benefit plans. The Company will adopt Statement No. 130 in the first quarter of fiscal 1999 and Statement Nos. 131 and 132 no later than the fiscal year ending March 31, 1999. Adoption of these statements will result in revised reporting and disclosure requirements but will have no effect on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

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

--------------------------------------------------------------------------------
seasonal business fluctuations and to finance major facility expansion programs and major acquisitions.

At March 31, 1998, the Company had available various bank credit lines amounting to $198,000,000 consisting of $175,000,000 in domestic credit lines and $23,000,000 in foreign credit lines, of which $3,400,000 of the foreign lines were utilized at March 31, 1998. There were no domestic borrowings under credit lines at March 31, 1998. The domestic lines are made up of a $150,000,000 revolving credit facility expiring on October 1, 2000 and $25,000,000 in an uncommitted credit line.

The pre-tax one-time charges of $171,340,000 recorded in the years ended March 31, 1995 and March 31, 1996, consists of net cash requirements of $115,000,000 and non-cash write-offs of $56,340,000. Approximately $102,000,000 of the total cash requirements of $115,000,000 was paid through March 31, 1998 and $2,600,000 is expected to be paid in the fiscal year ending March 31, 1999. The net cash outlay for the one-time charges after consideration of the tax benefits is approximately $49,000,000.

In October 1997 the Company's Board of Directors approved repurchase by the Company of up to 1,000,000 shares of its outstanding common stock in the open market or in privately negotiated transactions. Under this program the Company repurchased 945,000 shares at a total cost of $15,890,000 through March 31, 1998, with the balance of the shares repurchased in April, 1998.

CAPITAL EXPENDITURES

Capital expenditures were $15,680,000 in 1998, $31,070,000 in 1997 and
$35,230,000 in 1996.

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

HEALTH CARE
Health care products are promoted primarily to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold domestically by our professional products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Astelin Nasal Spray for the treatment of symptoms of seasonal allergic rhinitis
*  Felbatol for the treatment of seizures associated with epilepsy
*  Organidin NR family of expectorants/antitussives
*  Ryna line of cough/cold products
*  Soma brand muscle relaxants
*  Butisol sedative hypnotic
*  Depen penicillamine for severe rheumatoid arthritis
*  Doral sedative hypnotic
*  Lufyllin xanthine bronchodilator
*  Maltsupex laxative
*  VoSoL topical antibacterial and antifungal agent
* Clearview product line of rapid tests for the determination of pregnancy, group A streptococcus, chlamydia and C. difficile
* Impact, FIAX and other branded enzyme and fluorescent immunoassay tests to detect a broad range of infectious and autoimmune diseases
*  Isostat product line to aid in the detection of micro-organisms in blood
*  Mono-Test, Mono-Latex and Mono-plus for the detection of mononucleosis
* Stat-Crit and Spuncrit, portable instruments for use in measuring blood hematocrit levels

                            ------------------------
INTERNATIONAL PRODUCT LINES
In addition to many of the products listed above, the Company sells the following products exclusively in certain International markets:

CONSUMER PRODUCTS
*  Anne French facial cleansing products
*  Bi-Solution acne treatment products
*  Cerox adhesive tapes and bandages
*  Confidelle, Discover and Gravix at-home pregnancy test kits
*  Cossack line of men's grooming products
*  Curash line of skin care products
*  Email Diamant toothpastes
*  Eudermin line of skin care and toiletry products
*  Femfresh line of feminine hygiene products
*  GranVista non-prescription eyeglasses
*  Lineance line of anti-cellulite and associated skin care products
*  Odontovax line of oral hygiene products
*  Orasiv denture adhesive
*  Poupina line of skin care and toiletry products
*  Taky depilatories and waxes

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

Carter-Wallace, Inc. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS
                           AT MARCH 31, 1998 AND 1997

                           ASSETS                                      1998                        1997
-----------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                          $ 51,661,000                $ 35,124,000
Short-term investments, principally certificates of deposit          25,826,000                  18,667,000
Accounts receivable-trade, less allowances of
    $7,306,000 in 1998 and $6,730,000 in 1997                       126,579,000                 117,466,000
Other receivables                                                     6,432,000                   5,219,000
Inventories
    Finished goods                                                   45,811,000                  50,918,000
    Work in process                                                   9,751,000                  11,744,000
    Raw materials and supplies                                       25,408,000                  24,559,000
                                                                   ------------                ------------
                                                                     80,970,000                  87,221,000
                                                                   ------------                ------------
Deferred taxes                                                       20,591,000                  27,932,000
Prepaid expenses and other current assets                             7,879,000                   9,527,000
                                                                   ------------                ------------
TOTAL CURRENT ASSETS                                                319,938,000                 301,156,000
                                                                   ------------                ------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
    Land                                                              3,070,000                   3,008,000
    Buildings and improvements                                      106,737,000                 110,031,000
    Machinery, equipment and fixtures                               168,041,000                 156,329,000
    Leasehold improvements                                           22,203,000                  22,118,000
                                                                   ------------                ------------
                                                                    300,051,000                 291,486,000
    Accumulated depreciation and amortization                       149,828,000                 136,642,000
                                                                   ------------                ------------
                                                                    150,223,000                 154,844,000
                                                                   ------------                ------------

INTANGIBLE ASSETS
    Excess of purchase price of businesses acquired
      over the net assets at date of acquisition, less
      amortization                                                   87,658,000                  88,855,000
    Patents, trademarks, contracts and formulae, less
      amortization                                                   36,884,000                  34,484,000
                                                                   ------------                ------------
                                                                    124,542,000                 123,339,000
                                                                   ------------                ------------
DEFERRED TAXES                                                       37,901,000                  41,889,000
OTHER ASSETS                                                         61,009,000                  64,694,000
                                                                   ------------                ------------
                                                                   $693,613,000                $685,922,000
                                                                   ------------                ------------
                                                                   ------------                ------------

See accompanying notes to consolidated financial statements.
12

            LIABILITIES AND STOCKHOLDERS' EQUITY                       1998                        1997
-----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                   $ 32,506,000                $ 34,867,000
Accrued expenses                                                    106,851,000                 102,790,000
Notes payable                                                        17,854,000                   3,258,000
Taxes on income                                                      17,012,000                  17,269,000
                                                                   ------------                ------------
TOTAL CURRENT LIABILITIES                                           174,223,000                 158,184,000
                                                                   ------------                ------------

LONG-TERM LIABILITIES
Long-term debt                                                       48,887,000                  51,025,000
Deferred compensation                                                17,553,000                  14,631,000
Accrued postretirement benefit obligation                            69,292,000                  69,432,000
Other long-term liabilities                                          34,008,000                  43,496,000
                                                                   ------------                ------------
TOTAL LONG-TERM LIABILITIES                                         169,740,000                 178,584,000
                                                                   ------------                ------------

STOCKHOLDERS' EQUITY
Preferred stock, authorized 1,000,000 shares,
    without par value; issued--none                                      --                          --
Common stock, authorized 80,000,000 shares,
    par value $1 per share, one vote per share; issued
    34,698,000 shares in 1998 and 34,655,000 shares in 1997          34,698,000                  34,655,000
Class B common stock, authorized 13,056,800 shares, par
    value $1 per share, ten votes per share; issued
    12,507,000 shares
    in 1998 and 12,550,000 in 1997                                   12,507,000                  12,550,000
Capital in excess of par value                                        4,204,000                   3,588,000
Retained earnings                                                   349,815,000                 329,906,000
                                                                   ------------                ------------
                                                                    401,224,000                 380,699,000

Less:
    Foreign currency translation adjustment                          24,811,000                  20,965,000
    Treasury stock at cost--1,667,400 common and
     153,600 Class B common shares in 1998 and
     710,800 common and 153,600 Class B common shares in
     1997                                                            26,763,000                  10,580,000
                                                                   ------------                ------------
TOTAL STOCKHOLDERS' EQUITY                                          349,650,000                 349,154,000
                                                                   ------------                ------------
                                                                   $693,613,000                $685,922,000
                                                                   ------------                ------------
                                                                   ------------                ------------

See accompanying notes to consolidated financial statements.

Carter-Wallace, Inc. and Subsidiaries

                           CONSOLIDATED STATEMENTS OF
                           EARNINGS AND RETAINED EARNINGS

                           THREE YEARS ENDED MARCH 31, 1998

                                                             1998                 1997                 1996
---------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS
Revenues:
    Net sales                                            $662,229,000         $648,755,000         $658,940,000
    Interest income                                         3,869,000            4,226,000            5,128,000
    Royalty and other income                                2,827,000            3,200,000            3,409,000
                                                         ------------         ------------         ------------
                                                          668,925,000          656,181,000          667,477,000
                                                         ------------         ------------         ------------
Cost and Expenses:
    Cost of goods sold                                    241,189,000          243,657,000          246,220,000
    Advertising and promotion                             134,478,000          122,407,000          123,573,000
    Marketing and other selling                           126,257,000          127,444,000          124,765,000
    Research and development                               28,785,000           27,284,000           26,494,000
    General and administrative                             82,965,000           79,440,000           78,634,000
    Provision for restructuring of operations and
      facilities                                              --                   --                16,500,000
    Provision for condom plant closing                        --                   --                23,100,000
    Provision for loss on Felbatol                            --                   --                 8,200,000
    Reduction in the prior year provision for
      loss on discontinuance of the Organidin
      (iodinated glycerol) product line                       --                   --                (5,800,000)
    Interest                                                4,308,000            4,186,000            3,889,000
    Other                                                   6,188,000            6,414,000            9,105,000
                                                         ------------         ------------         ------------
                                                          624,170,000          610,832,000          654,680,000
                                                         ------------         ------------         ------------

Earnings before taxes on income                            44,755,000           45,349,000           12,797,000
    Provision for taxes on income                          17,454,000           18,593,000            5,247,000
                                                         ------------         ------------         ------------
Net earnings                                             $ 27,301,000         $ 26,756,000         $  7,550,000
                                                         ------------         ------------         ------------
                                                         ------------         ------------         ------------
Earnings per share--basic and diluted                    $        .59         $        .58         $        .16
                                                         ------------         ------------         ------------
                                                         ------------         ------------         ------------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Amount at beginning of year                              $329,906,000         $310,573,000         $310,407,000
Net earnings                                               27,301,000           26,756,000            7,550,000
                                                         ------------         ------------         ------------
                                                          357,207,000          337,329,000          317,957,000
Dividends--$.16 per share                                  (7,392,000)          (7,423,000)          (7,384,000)
                                                         ------------         ------------         ------------
Amount at end of year                                    $349,815,000         $329,906,000         $310,573,000
                                                         ------------         ------------         ------------
                                                         ------------         ------------         ------------

See accompanying notes to consolidated financial statements.
14

                           CONSOLIDATED STATEMENTS OF
                           CASH FLOWS

                           THREE YEARS ENDED MARCH 31, 1998

                                                               1998               1997               1996
-------------------------------------------------------------------------------------------------------------
Net earnings                                               $ 27,301,000       $ 26,756,000       $  7,550,000
Adjustments to reconcile net earnings to cash flows
  provided by operating activities:
    Provision for one-time charges                              --                 --              42,000,000
    Cash payments for one-time charges                      (12,495,000)       (31,302,000)       (35,063,000)
    Depreciation and amortization                            15,746,000         14,604,000         15,356,000
    Amortization of patents, trademarks,
      contracts and formulae                                  4,996,000          4,645,000          6,090,000
    Amortization of excess of purchase
      price of businesses
      acquired over the net
      assets at date of acquisition                           3,994,000          4,088,000          3,474,000
    Other changes in assets and
      liabilities:
      (Increase) decrease in
         accounts and other receivables                     (13,151,000)         5,787,000         (6,217,000)
       Decrease (increase) in
         inventories                                          5,110,000          3,918,000           (986,000)
       Decrease (increase) in
         prepaid expenses                                     1,743,000           (635,000)        (1,810,000)
       Increase (decrease) in
         accounts payable and accrued expenses               15,131,000         (6,152,000)        12,343,000
       Increase in deferred
         compensation                                         1,797,000            803,000          4,762,000
       Decrease (increase) in
         deferred taxes                                      11,329,000         12,847,000            (84,000)
       Other changes                                        (10,362,000)        (6,181,000)        (9,605,000)
                                                           ------------       ------------       ------------
Cash flows provided by operating activities                  51,139,000         29,178,000         37,810,000
                                                           ------------       ------------       ------------
Cash flows used in investing activities:
  Additions to property, plant and equipment                (15,676,000)       (31,066,000)       (35,228,000)
  Acquisition of product lines from BioWhittaker,
    Inc. and Clark Laboratories                                 --                (500,000)       (12,977,000)
  Payments for international acquisitions, net of
    cash received:
    Sanodent S.r.l. in Italy                                 (3,717,000)           --                 --
    Anne French product line in the U.K.                     (1,613,000)           --                 --
  Payments for licensing agreements                             --                 --                (250,000)
  (Increase) decrease in short-term investments              (7,790,000)         1,043,000         (1,451,000)
  Proceeds from sale of property, plant and
    equipment                                                 5,881,000            186,000          2,089,000
                                                           ------------       ------------       ------------
Cash flows used in investing activities                     (22,915,000)       (30,337,000)       (47,817,000)
                                                           ------------       ------------       ------------
Cash flows used in financing activities:
  Dividends paid                                             (7,392,000)        (7,423,000)        (7,384,000)
  Increase in borrowings                                     15,719,000            347,000         37,033,000
  Payments of debt                                           (2,644,000)        (6,624,000)        (4,280,000)
  Purchase of treasury stock                                (16,685,000)          (380,000)        (4,216,000)
                                                           ------------       ------------       ------------
Cash flows used in financing activities                     (11,002,000)       (14,080,000)        21,153,000
                                                           ------------       ------------       ------------
Effect of foreign exchange rate changes on cash
  and cash equivalents                                         (685,000)          (822,000)           (59,000)
                                                           ------------       ------------       ------------
Increase (decrease) in cash and cash equivalents           $ 16,537,000       $(16,061,000)      $ 11,087,000
                                                           ------------       ------------       ------------
                                                           ------------       ------------       ------------

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

Cash Equivalents and Short-term Investments

Cash equivalents consist of short-term securities with maturities of three months or less when purchased. Investments with a maturity of greater than three months but less than one year are classified as short-term investments. The carrying value of cash equivalents and short-term investments approximated fair value at March 31, 1998 and 1997.

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

Earnings per Common Share

Basic earnings per share is based on the average number of common and Class B common shares outstanding during the year: 46,093,000 in 1998, 46,389,000 in 1997, and 46,160,000 in 1996. The Company has adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share". This Statement establishes standards for computing and presenting earnings per share. The calculation of basic and fully diluted earnings per share resulted in the same per share amount for all periods presented.

2. INVENTORIES

Inventories computed on the last-in, first-out (LIFO) method comprised 11% and 10% of inventories included in current assets at year end 1998 and 1997, respectively. If these inventories had been valued on the FIFO inventory method (which approximates current or replacement cost), total inventories would have been approximately $9,900,000 and $9,600,000 higher than reported at March 31, 1998 and 1997, respectively. Felbatol inventories of $10,750,000 at March 31, 1998 and $12,850,000 at March 31, 1997, not expected to be sold in the next fiscal year, are included in Other Assets.
16

3. TAXES ON INCOME

The provision for taxes on earnings was as follows:

                                                       1998                     1997                     1996
                                                    -----------              -----------              -----------
    Current:
         Domestic                                   $  (563,000)             $ 1,474,000              $   415,000
         Foreign                                      6,606,000                4,496,000                5,517,000
                                                    -----------              -----------              -----------
                                                      6,043,000                5,970,000                5,932,000
                                                    -----------              -----------              -----------
    Deferred:
         Domestic                                    11,436,000               10,486,000                  816,000
         Foreign                                        (25,000)               2,137,000               (1,501,000)
                                                    -----------              -----------              -----------
                                                     11,411,000               12,623,000                 (685,000)
                                                    -----------              -----------              -----------
    Total                                           $17,454,000              $18,593,000              $ 5,247,000
                                                    -----------              -----------              -----------
                                                    -----------              -----------              -----------

The components of income before taxes were as follows:

    Domestic                                        $27,367,000              $26,824,000              $   909,000
    Foreign                                          17,388,000               18,525,000               11,888,000
                                                    -----------              -----------              -----------
    Total                                           $44,755,000              $45,349,000              $12,797,000
                                                    -----------              -----------              -----------
                                                    -----------              -----------              -----------

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

Deferred income taxes are provided for temporary differences between the financial statement and tax bases of the Company's assets and liabilities. The temporary differences gave rise to the following deferred tax assets and liabilities at March 31:

                                                                         1998                     1997
                                                                      -----------              -----------
    Postretirement benefit plans                                      $30,333,000              $30,542,000
    Employee benefit plans                                              8,805,000               12,325,000
    Accrued liabilities                                                18,899,000               23,076,000
    Asset valuation accounts                                           17,350,000               18,971,000
    All other                                                           8,024,000               11,320,000
    Valuation allowances                                               (3,247,000)              (3,247,000)
                                                                      -----------              -----------
         Total deferred tax assets                                     80,164,000               92,987,000
                                                                      -----------              -----------
    Depreciation                                                       13,817,000               13,735,000
    All other                                                           7,855,000                9,431,000
                                                                      -----------              -----------
         Total deferred tax liabilities                                21,672,000               23,166,000
                                                                      -----------              -----------
    Net deferred tax assets                                           $58,492,000              $69,821,000
                                                                      -----------              -----------

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

The effective tax rate of the provision for taxes on earnings as compared with the U.S. Federal statutory income tax rate was as follows:

                                              1998                        1997                        1996
                                     ----------------------      ----------------------      -----------------------
                                                     % TO                        % TO                         % TO
                                         TAX        PRE-TAX          TAX        PRE-TAX          TAX         PRE-TAX
                                       AMOUNT       INCOME         AMOUNT       INCOME          AMOUNT       INCOME
                                     -----------     -----       -----------     -----       ------------     -----
Computed tax expense                 $15,664,000      35.0%      $15,872,000      35.0%      $  4,479,000      35.0%
Foreign income taxed at a
  different
  effective rate                         987,000       2.2         1,581,000       3.5             (8,000)     --
State income taxes, net of
  federal tax benefit                  2,082,000       4.7         1,145,000       2.5            339,000       2.6
Amortization of intangibles              534,000       1.2           534,000       1.2            606,000       4.7
Valuation allowance                           --        --                --        --            949,000       7.4
Other                                 (1,813,000)     (4.1)         (539,000)     (1.2)        (1,118,000)     (8.7)
                                     -----------    -------      -----------    -------      ------------    -------
                                     $17,454,000      39.0%      $18,593,000      41.0%      $  5,247,000      41.0%
                                     -----------    -------      -----------    -------      ------------    -------
                                     -----------    -------      -----------    -------      ------------    -------

The U.S. Internal Revenue Service completed its examination of the Company's tax returns through fiscal year 1995 resulting in no material impact on the Company.

4. FOREIGN OPERATIONS

Net current assets and net sales of the Company's foreign subsidiaries and branches operating outside of the United States, and the Company's equity in net assets and net earnings of such operations were:

                                    1998                    1997                    1996
                                ------------            ------------            ------------
Net current assets              $ 94,378,000            $ 83,540,000            $ 88,440,000
Equity in net assets             132,718,000             125,757,000             117,585,000
Net sales                        194,780,000             210,606,000             206,576,000
Net earnings                      10,807,000              11,892,000               7,872,000

The equity adjustment from foreign currency translation is comprised of the following:

                                                             YEARS ENDED MARCH 31
                                                     ------------------------------------
                                                        1998                     1997
                                                     -----------              -----------
Opening balance                                      $20,965,000              $17,245,000
Current year                                           3,846,000                3,720,000
                                                     -----------              -----------
Ending balance                                       $24,811,000              $20,965,000
                                                     -----------              -----------
                                                     -----------              -----------

5. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable consisting of borrowings from banks under available lines of credit were $3,402,000, $347,000 and $746,000 and the current portion of long-term debt was $8,471,000, $2,911,000 and $5,308,000 at March 31, 1998, 1997
and 1996, respectively. In addition, other short-term notes payable in international operations amounted to $5,981,000 at March 31, 1998. Additional data related to the amount of short-term borrowings is not presented since it is immaterial.

The Company has available various bank credit lines amounting to $198,000,000 of which $175,000,000 is for domestic borrowings and $23,000,000 is for international borrowings. The availability of the lines of credit is subject to review by the banks involved. Commitment fees are immaterial.
18

Long-Term Debt
Long-term debt at March 31 is summarized below:

                                                                     1998                1997
                                                                  -----------         -----------
Promissory Notes, 7.62%, payable in equal annual
  installments of $7,000,000 from December 21, 2003 through
  December 21, 2007                                               $35,000,000         $35,000,000
Connecticut Development Authority Industrial Development
  Bond, 6.75% payable October 1, 1998                               4,300,000           4,300,000
Secured Italian lira term loans, adjustable rate, payable in
  installments through July 1, 2001                                 3,727,000           4,942,000
Unsecured Italian lira term loan, 6.30% payable in
  installments through December 31, 2004                            3,354,000             --
Unsecured French franc loan, 5.10%, payable February 24,
  2003                                                              3,284,000             --
City of Decatur, Illinois adjustable rate Industrial Revenue
  Bond, payable December 1, 2010                                    3,000,000           3,000,000
Unsecured French franc loans, at fixed and variable rates,
  payable in installments through August 5, 2001                    2,048,000           3,135,000
Promissory Notes, 6.02%, payable no later than September 12,
  1998                                                              1,811,000           2,069,000
Unsecured Italian lira loans, rates of 4.5%-5.5%, payable in
  semi-annual installments through July, 2002                         495,000             712,000
Unsecured Australian dollar term loan, 9.64%, payable in
  equal annual installments through July 28, 1998                     339,000             778,000
                                                                  -----------         -----------
                                                                   57,358,000          53,936,000
Less, current portion of long-term debt included in notes
  payable                                                          (8,471,000)         (2,911,000)
                                                                  -----------         -----------
                                                                  $48,887,000         $51,025,000
                                                                  -----------         -----------
                                                                  -----------         -----------

Maturities of long-term debt for each of the four fiscal years 2000 through 2003 are $1,865,000, $2,088,000, $1,460,000 and $4,007,000, respectively.

The Italian lira loans due July 1, 2001 are secured by irrevocable letters of credit. Commitment fees are immaterial. Interest on these loans is the Milan Interbank Offered Rate plus a nominal increment, adjusted quarterly.

With respect to the French franc loan payable February 24, 2003, interest is adjustable based on the Paris Interbank Offered Rate plus a nominal increment, adjusted quarterly and was converted to a fixed rate at the inception of the loan.

Interest on the City of Decatur, Illinois Industrial Revenue Bond is 70% of the prime rate through December, 2000, adjustable thereafter.

With respect to the French franc loans payable through August 5, 2001, interest on the adjustable rate loans is the Paris Interbank Offered Rate plus a nominal increment, adjusted quarterly. Fixed rates are from 7.5% to 7.75%. Arrangements were made at the inception of the loans to convert a portion of the loans from adjustable rate to fixed rate.

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

The fair value of long-term debt, including current maturities, was $59,025,000 at March 31, 1998 and $53,103,000 at March 31, 1997.

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

Activity for the years ended March 31, 1998, 1997 and 1996 was as follows:

                                                                                   CLASS B           CAPITAL IN
                                                               COMMON              COMMON             EXCESS OF
                                                                STOCK               STOCK             PAR VALUE
                                                             -----------         -----------         -----------
Balance at March 31, 1995                                    $34,528,000         $12,677,000         $ 2,184,000
Conversion of Class B common stock to Common Stock                85,000             (85,000)            --
Cost of treasury stock under market value at date of
  award or issuance                                              --                  --                1,084,000
                                                             -----------         -----------         -----------
Balance at March 31, 1996                                     34,613,000          12,592,000           3,268,000
Conversion of Class B common stock to Common Stock                42,000             (42,000)            --
Cost of treasury stock under market value at date of
  award or issuance                                              --                  --                  320,000
                                                             -----------         -----------         -----------
Balance at March 31, 1997                                     34,655,000          12,550,000           3,588,000
Conversion of Class B common stock to Common Stock                43,000             (43,000)            --
Cost of treasury stock under market value at date of
  award or issuance                                              --                  --                  616,000
                                                             -----------         -----------         -----------
Balance at March 31, 1998                                    $34,698,000         $12,507,000         $ 4,204,000
                                                             -----------         -----------         -----------
                                                             -----------         -----------         -----------

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

The pension expense for the years ended 1998, 1997 and 1996 included the following components:

                                                              1998          1997          1996
                                                           -----------   -----------   -----------
Service cost-benefits earned during the period             $ 7,511,000   $ 8,127,000   $ 6,839,000
Interest cost on projected benefit obligation               14,785,000    14,721,000    14,484,000
Actual return on assets                                    (39,339,000)  (27,487,000)  (42,145,000)
Net amortization and deferral                               20,753,000     9,875,000    25,385,000
Settlement/curtailment losses                                  728,000       106,000     1,611,000
                                                           -----------   -----------   -----------
     Total pension expense                                 $ 4,438,000   $ 5,342,000   $ 6,174,000
                                                           -----------   -----------   -----------
                                                           -----------   -----------   -----------

The Company recognized settlement losses of $728,000 in 1998 and $106,000 in 1997 in conjunction with retirements.

During the year ended March 31, 1996 the Company recognized curtailment and settlement losses of $1,611,000 in conjunction with the closure of the Trenton manufacturing plant and the Canadian facilities integration. These losses were included as components of the respective one-time charges.

The following table sets forth the funded status of the plans at March 31, 1998 and 1997:

                                                                       PLANS IN WHICH
                                            ---------------------------------------------------------------------
                                                    ASSETS EXCEED                           ACCUMULATED
                                                     ACCUMULATED                              BENEFITS
                                                       BENEFITS                            EXCEED ASSETS
                                            ------------------------------         ------------------------------

                                                1998              1997                 1998              1997
                                            ------------      ------------         ------------      ------------
Actuarial present value of benefit
  obligations:
     Vested                                 $152,292,000      $130,082,000         $ 25,807,000      $ 27,343,000
     Nonvested                                 3,936,000         3,444,000              134,000           286,000
                                            ------------      ------------         ------------      ------------
Accumulated benefit obligation              $156,228,000      $133,526,000         $ 25,941,000      $ 27,629,000
                                            ------------      ------------         ------------      ------------
                                            ------------      ------------         ------------      ------------
Projected benefit obligation                $178,766,000      $154,455,000         $ 34,545,000      $ 40,900,000
Plan assets at fair value                    241,454,000       213,286,000              --              2,929,000
                                            ------------      ------------         ------------      ------------
Plan assets in excess of (less than)
  projected benefit obligation                62,688,000        58,831,000          (34,545,000)      (37,971,000)
Unrecognized net (gain) or loss              (38,543,000)      (34,381,000)           2,380,000          (140,000)
Prior service not recognized in pension
  costs                                       (1,107,000)       (1,202,000)          12,863,000        14,333,000
Unrecognized net transition (asset)
  liability                                   (4,047,000)       (6,122,000)             171,000           105,000
Minimum liability adjustment                     --                --                (6,718,000)       (1,686,000)
                                            ------------      ------------         ------------      ------------
Prepaid (accrued) pension costs recognized
  in the consolidated balance sheets        $ 18,991,000      $ 17,126,000         $(25,849,000)     $(25,359,000)
                                            ------------      ------------         ------------      ------------
                                            ------------      ------------         ------------      ------------

The principal assumptions used in determining 1998, 1997 and 1996 actuarial values were:

       Discount rate                                       7 - 9%
       Rate of increase in compensation levels             4 - 6%
       Expected long-term rate of return on plan assets    8 -10%

Expense for the employee savings plan under which the Company matches the contributions of participating employees up to a designated level was $1,473,000, $1,421,000 and $1,506,000 in 1998, 1997 and 1996 respectively.

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides certain health care and life insurance benefits for retired employees. The cost of the benefits is accrued during the years the employees render service until they attain full eligibility for those benefits.

The components of the postretirement benefit expense for the years ended March 31, 1998, 1997 and 1996 are:

                                                             1998                1997                1996
                                                          -----------         -----------         -----------
Service cost -- benefits earned during the year           $ 1,689,000         $ 1,914,000         $ 1,615,000
Interest cost on accumulated postretirement benefit
  obligation                                                3,871,000           3,659,000           3,697,000
Net amortization and deferral                              (3,760,000)         (3,414,000)         (3,540,000)
Curtailment gain                                              --                  --               (1,313,000)
                                                          -----------         -----------         -----------
Net periodic postretirement benefit expense               $ 1,800,000         $ 2,159,000         $   459,000
                                                          -----------         -----------         -----------
                                                          -----------         -----------         -----------

During the year ended March 31, 1996 the Company recognized curtailment gains of $1,313,000 in conjunction with the closure of the Trenton manufacturing facility and the Canadian facilities integration. These gains were included as credits to the respective one-time charges.

The following table sets forth the accumulated postretirement benefit obligation of the plans at March 31, 1998 and 1997:

                                                  1998                1997
                                               -----------         -----------
Retirees                                       $32,782,000         $28,079,000
Active participants eligible for
  retirement                                     8,197,000          10,544,000
Other active participants                       14,365,000          14,194,000
                                               -----------         -----------
Accumulated postretirement benefit
  obligation                                    55,344,000          52,817,000
Unrecognized net gain                            9,029,000           8,438,000
Unrecognized prior service credit                4,919,000           8,177,000
                                               -----------         -----------
Accrued postretirement benefit
  obligation                                   $69,292,000         $69,432,000
                                               -----------         -----------
                                               -----------         -----------

The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation for those over age 65 is 10 percent for 1998 trending to 5 percent over a six year period. For those under age 65, the trend rate is 7.1 percent for 1998 trending to 5 percent over a six year period. A one percent increase in the assumed respective annual medical cost trend rate would increase the accumulated postretirement benefit obligation by approximately $3,000,000 and the service and interest components of net postretirement benefit expense by $300,000.

Other principal actuarial assumptions used in determining the accumulated postretirement benefit obligation were:

Discount rate                                                      7-8%
Rate of increase in compensation levels                            4-6%

9. LONG-TERM INCENTIVE PLANS
1977 Restricted Stock Award Plan

The plan as amended provides for awards of not more than 2,750,000 shares of common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. As a result of the three-for-one stock split in April, 1992 and the issuance of the Class B common stock in 1987, the 2,750,000 shares of common stock provided for in the Plan has been adjusted to 5,593,154 shares. As provided in the Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of five years from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over a five year period commencing at the date of the award.

Cumulative awards as of March 31, 1998 amount to 3,466,250 shares. There were no new awards granted in any of the past three fiscal years.

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Outstanding awards of 55,145 shares at March 31, 1998 will be issued at a future date no later than five years from the date of the award. For shares that have been issued, the market value at the date of the awards was $1,118,000, $680,000 and $6,080,000 in 1998,
1997, and 1996, respectively. The cost of treasury stock for these awards was $502,000, $346,000 and $5,015,000 in 1998, 1997 and 1996, respectively.

1996 Long-Term Incentive Plan

The plan provides for awards of not more than 4,500,000 shares of common stock, subject to adjustment for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. The awards consist of restricted and/or deferred stock or options, or a combination thereof. At March 31, 1998 there were 1,413,710 shares available for grant under the 1996 long-term incentive plan.
22

Stock Options

Under this plan, both qualified and non-qualified options may be granted to key executive employees at fair market value at the date of grant. The right to exercise the options, in installments, commences one year from the date of grant and expires ten years after that date. Effective April 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". As permitted by the Statement, the Company has chosen to continue to account for options granted under the plan using the intrinsic value method. Accordingly, no compensation expense has been recognized for these options. Had the fair value method of accounting, as defined in SFAS No. 123, been applied to the Company's stock options, the Company's net income would have been reduced by approximately $1,940,000 or $.04 per share in 1998, $1,020,000, or $.02 per share in 1997 and
$160,000, or less than $.01 per share in 1996. The weighted-average fair market value of options granted was $7.31, $6.54 and $6.43 in 1998, 1997 and 1996, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                             1998                 1997                 1996
                                             ----                 ----                 ----
Risk-Free Interest Rate                      5.9%                 6.4%                  5.6%
Expected Life                                  8 yrs.               8 yrs.                8 yrs.
Volatility                                  36.3%                41.0%                 41.0%
Dividend Yield                               1.3%                 1.5%                  1.5%

A summary of the status of stock options granted under this plan as of March 31, 1998, 1997 and 1996 and changes during the years ended on those dates is presented below:

                                  1998                             1997                             1996
                       --------------------------       --------------------------       --------------------------
                                    WEIGHTED-AVG.                    WEIGHTED-AVG.                    WEIGHTED-AVG.
                        OPTION        EXERCISE           OPTION        EXERCISE           OPTION        EXERCISE
                        SHARES          PRICE            SHARES          PRICE            SHARES          PRICE
                       ---------       ------           ---------       ------           ---------       ------
Outstanding April 1    1,432,220       $13.63           1,054,080       $13.75              --           $ --
Granted                1,047,381        16.16             549,860        13.43           1,054,080        13.75
Exercised                 --             --                --             --                --             --
Forfeited                 --             --              (171,720)       13.75              --             --
                       ---------                        ---------                        ---------
Outstanding March 31   2,479,601       $14.70           1,432,220       $13.63           1,054,080       $13.75
                       ---------                        ---------                        ---------
                       ---------                        ---------                        ---------

The following table summarizes information about stock options outstanding at March 31, 1998:

                                              OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                            -------------------------------------------------------         ---------------------------------
      RANGE OF                NUMBER            WEIGHTED-AVG.         WEIGHTED-AVG.           NUMBER            WEIGHTED-AVG.
      EXERCISE              OUTSTANDING           REMAINING             EXERCISE            EXERCISABLE           EXERCISE
       PRICES               AT 3/31/98              LIFE                  PRICE             AT 3/31/98              PRICE
---------------------        ---------            ---------              ------               -------              ------
  $12.13 to
  $16.81                     2,479,601            8.8 years              $14.70               658,898              $13.68

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

Award transactions for the past three years were:

                                                                 SHARES
                                              ---------------------------------------------
                                               1998               1997               1996
                                              -------            -------            -------
Cumulative Awards--Beginning of Year          361,168            263,520              --
New Awards                                    245,521            172,800            263,520
Forfeited Awards                                --               (75,152)             --
                                              -------            -------            -------
Cumulative Awards--End of Year                606,689            361,168            263,520
                                              -------            -------            -------
                                              -------            -------            -------

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Included in total outstanding awards of 589,261 shares at March 31, 1998 are 433,721 shares to be issued at a future date no later than four years from the date of the award. For shares that have been issued, the market value at the date of the awards was $91,000 and $2,836,000 in 1997 and 1996, respectively. The cost of treasury stock for these awards was $101,000 and $2,817,000 in 1997 and 1996, respectively. Awards forfeited during 1997 and returned to treasury stock consisted of 40,707 shares valued at $556,000. The differences between the market value at the date of the awards and the cost of the treasury stock were included in capital in excess of par value or retained earnings.

10. ACQUISITIONS

In December, 1997, the Company acquired Sanodent S.r.l. in Italy for approximately $3,800,000. Sanodent manufactures and sells denture adhesives under the Orasiv brand name.

In February, 1998, the Company acquired the Anne French line of skin care products in England for approximately $1,600,000.

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

11. SHORT-TERM INVESTMENTS

At March 31, 1998 and 1997, short-term investments were intended to be held to maturity as defined in SFAS No. 115 and have remaining maturities of less than one year. The amortized cost approximated fair value. The amortized cost of certificates of deposit were $23,768,000 and $18,667,000, respectively, in 1998 and 1997. In addition, included in 1998 are Canadian government securities in the amount of $2,058,000.

12. CLOSURE OF THE TRENTON CONDOM MANUFACTURING FACILITY

The Company closed its condom manufacturing plant in Trenton, New Jersey in October, 1996 and transferred condom production to the Company's facility in Colonial Heights, VA. The closure of the Trenton plant resulted in a one-time charge to pre-tax earnings in the year ended March 31, 1996 of $23,100,000 ($13,630,000 after taxes or $.30 per share).

13. RESTRUCTURING OF OPERATIONS AND FACILITIES

The Company engaged in a restructuring program beginning in the year ended March 31, 1995 with the intent of reducing costs and increasing efficiencies. In connection with this restructuring program, the Company incurred one-time pre-tax charges of $16,500,000 in the year ended March 31, 1996 and $74,060,000 in the year ended March 31, 1995.
24

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

The Company sells its diversified line of products worldwide. Some of the Company's domestic divisions sell to a small number of high volume customers, the largest of which accounted for approximately 9.0% of consolidated net sales during fiscal 1998.

                                                                              MARCH 31
Business Segments                                  ---------------------------------------------------------------
                                                     1998                        1997                       1996
                                                   ---------                   --------                   --------
Sales
  Health Care                                      $ 261,723                   $243,163                   $246,578
  Consumer
     Anti-Perspirants and Deodorants                 105,829                    111,923                    110,147
     Other Consumer Products                         294,677                    293,669                    302,215
                                                   ---------                   --------                   --------
  Consolidated                                     $ 662,229                   $648,755                   $658,940
                                                   ---------                   --------                   --------
                                                   ---------                   --------                   --------
Operating Profit
  Health Care                                      $  55,620                   $ 48,792                   $ 53,477 (a)
  Consumer
     Anti-Perspirants and Deodorants                  (8,064)                     3,290                    (12,073)(b)
     Other Consumer Products                          45,970                     38,935                     18,881 (c)
  Net interest income (expense)                         (439)                        40                      1,239
  Other (expense) net of other income                 (1,961)                    (1,049)                    (1,629)
  General corporate expenses                         (46,371)                   (44,659)                   (47,098)(d)
                                                   ---------                   --------                   --------
  Earnings before taxes on income                  $  44,755                   $ 45,349                   $ 12,797
                                                   ---------                   --------                   --------
                                                   ---------                   --------                   --------

(a) Includes one-time pre-tax charges of $3,743 related to restructuring and adjustments to prior year one-time charges for Organidin (iodinated glycerol) and Felbatol.

(b) Includes one-time pre-tax charge of $3,916 related to restructuring.

(c) Includes one-time pre-tax charge of $30,330 related to restructuring and the closure of the Trenton condom manufacturing facility.

(d) Includes one-time pre-tax charge of $4,011 related to restructuring.

Business Segments (Continued)                                                 MARCH 31
                                                   ---------------------------------------------------------------
                                                     1998                        1997                       1996
                                                   ---------                   --------                   --------
Identifiable Assets
  Health Care                                      $ 178,014                   $178,608                   $190,926
  Consumer
     Anti-Perspirants and Deodorants                  59,074                     62,246                     61,323
     Other Consumer Products                         250,208                    254,281                    251,544
  Corporate Assets                                   206,317                    190,787                    215,132
                                                   ---------                   --------                   --------
  Total Assets                                     $ 693,613                   $685,922                   $718,925
                                                   ---------                   --------                   --------
                                                   ---------                   --------                   --------
Depreciation and Amortization
  Health Care                                      $   8,102                   $  8,135                   $  9,726
  Consumer
     Anti-Perspirants and Deodorants                   3,912                      3,745                      3,481
     Other Consumer Products                           9,347                      8,242                      8,570
                                                   ---------                   --------                   --------
  Total Operating Segments                         $  21,361                   $ 20,122                   $ 21,777
                                                   ---------                   --------                   --------
                                                   ---------                   --------                   --------
Capital Expenditures
  Health Care                                      $   5,371                   $  4,473                   $  3,020
  Consumer
     Anti-Perspirants and Deodorants                   3,268                      2,627                      1,141
     Other Consumer Products                           6,595                     22,736                     30,705
                                                   ---------                   --------                   --------
  Total Operating Segments                         $  15,234                   $ 29,836                   $ 34,866
                                                   ---------                   --------                   --------
                                                   ---------                   --------                   --------
Geographic Areas
Sales
  U.S.A.                                           $ 467,449                   $438,149                   $452,364
  Other North America                                 54,085                     60,930                     58,637
  Other Countries                                    140,695                    149,676                    147,939
                                                   ---------                   --------                   --------
  Consolidated                                     $ 662,229                   $648,755                   $658,940
                                                   ---------                   --------                   --------
                                                   ---------                   --------                   --------
Operating Profit
  U.S.A.                                           $  76,471                   $ 71,680                   $ 47,128 (a)
  Other North America                                  8,646                     10,604                      1,658 (b)
  Other Countries                                      8,409                      8,733                     11,499
  Net interest income (expense)                         (439)                        40                      1,239
  Other (expense) net of other income                 (1,961)                    (1,049)                    (1,629)
  General corporate expenses                         (46,371)                   (44,659)                   (47,098)(c)
                                                   ---------                   --------                   --------
  Earnings before taxes on income                  $  44,755                   $ 45,349                   $ 12,797
                                                   ---------                   --------                   --------
                                                   ---------                   --------                   --------
Identifiable Assets
  U.S.A.                                           $ 332,795                   $336,740                   $331,339
  Other North America                                 35,765                     37,223                     39,342
  Other Countries                                    118,736                    121,172                    133,112
  Corporate Assets                                   206,317                    190,787                    215,132
                                                   ---------                   --------                   --------
  Total Assets                                     $ 693,613                   $685,922                   $718,925
                                                   ---------                   --------                   --------
                                                   ---------                   --------                   --------

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

(c) Includes one-time pre-tax charges of $4,011 related to restructuring.
26

15. RENTAL EXPENSE AND LEASE COMMITMENTS (DOLLARS IN THOUSANDS)

Rental expense for operating leases with a term greater than one year for 1998, 1997 and 1996 was as follows:

                           REAL PROPERTY
    RENTAL        REAL      SUB-RENTAL     NET REAL   EQUIPMENT
   EXPENSE      PROPERTY      INCOME       PROPERTY   AND OTHER
--------------  -------      --------      -------     -------
     1998       $ 8,056      $ (2,749)     $ 5,307     $ 6,615
     1997         6,600        (1,640)       4,960       6,260
     1996         6,308          (484)       5,824       6,170

The real property rental expense for 1998, 1997 and 1996 excludes approximately $900, $2,200 and $2,400, respectively, of rental costs which have been charged to the one-time charges for restructuring of operations and facilities.

Minimum rental commitments, in thousands of dollars, under non-cancellable leases in effect at March 31, 1998 were as follows:

                           REAL PROPERTY
MINIMUM RENTAL    REAL      SUB-RENTAL     NET REAL   EQUIPMENT   CAPITAL LEASE
 COMMITMENTS    PROPERTY      INCOME       PROPERTY   AND OTHER    OBLIGATIONS
--------------  --------   -------------   --------   ---------   -------------
     1999       $ 8,653      $ (3,005)     $ 5,648     $   465       $  276
     2000         8,382        (3,005)       5,377         235          252
     2001         8,684        (3,088)       5,596          50          252
     2002         8,140        (3,315)       4,825          28          244
     2003         7,281        (3,315)       3,966          --          174
  2004-2012      60,969       (28,457)      32,512          --          480
                                                                     ------
                                                                      1,678
   Less interest and executory cost                                    (448)
                                                                     ------
   Present value of minimum lease payments (of which $148 is
      included in current liabilities)                               $1,230
                                                                     ------
                                                                     ------

Included in the real property rental commitments indicated above is approximately $16,100 of future rental costs which were included in the one-time charges for restructuring of operations and facilities. These costs are associated with the subleasing of office space on which the Company holds a long-term lease.

16. SUPPLEMENTAL FINANCIAL INFORMATION

The following is presented in support of balance sheet captions:

                                                                          MARCH 31
                                                             -----------------------------------
                                                               1998                       1997
                                                             --------                   --------
Intangible Assets:                                                  (dollars in thousands)
  Excess of purchase price of businesses acquired over the
     net assets at date of acquisition                       $120,348                   $117,152
  Trademarks                                                   29,090                     28,908
  Other                                                        33,832                     29,046
                                                             --------                   --------
                                                              183,270                    175,106
  Accumulated amortization                                     58,728                     51,767
                                                             --------                   --------
                                                             $124,542                   $123,339
                                                             --------                   --------
                                                             --------                   --------
Accounts Payable:
  Trade                                                      $ 31,943                   $ 33,716
  Other                                                           563                      1,151
                                                             --------                   --------
                                                             $ 32,506                   $ 34,867
                                                             --------                   --------
                                                             --------                   --------
Accrued Expenses:
  Salaries and wages                                         $ 30,388                   $ 29,361
  Advertising and promotion                                    19,042                     14,418
  One-time charges                                              2,592                      8,929
  Retirement plans                                             14,794                      7,390
  Other                                                        40,035                     42,692
                                                             --------                   --------
                                                             $106,851                   $102,790
                                                             --------                   --------
                                                             --------                   --------
Other Long-Term Liabilities:
  Retirement plans                                           $ 14,246                   $ 20,679
  One-time charges                                             11,036                     15,520
  Other                                                         8,726                      7,297
                                                             --------                   --------
                                                             $ 34,008                   $ 43,496
                                                             --------                   --------
                                                             --------                   --------

Income taxes paid were $6,584,000, $10,240,000 and $14,204,000 in 1998, 1997 and
1996 respectively. Interest paid was $4,047,000, $4,498,000 and $3,256,000 in
1998, 1997 and 1996, respectively.

17. FELBATOL (FELBAMATE)

As previously reported, in the year ended March 31, 1995 the Company incurred a one-time charge to pre-tax earnings of $37,780,000 related to use restrictions for Felbatol. This charge was adjusted by $8,200,000 to $45,980,000 in the year ended March 31, 1996. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, in the range of $20,000,000 on a pre-tax basis.

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

19. LITIGATION INCLUDING ENVIRONMENTAL MATTERS

Environmental Matters

In 1982 the United States Environmental Protection Agency ("EPA") advised the Company and over 200 other companies that they may be potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to waste deposited at the former Lone Pine Landfill in Freehold, NJ. In 1989 and 1991 respectively, the Company and approximately 122 other PRPs, without admitting liability, entered into two consent decrees with EPA, agreeing to conduct a cleanup of the Lone Pine Landfill, and that cleanup is in progress. The total estimated cost of the cleanup, which will continue many years into the future, is $104 to $120 million in current dollars. In addition, on October 23, 1997 the Company and 8 other PRPs entered into a third consent decree with EPA, the Department of Interior, and New Jersey to resolve the government's natural resource damage claims, which obligation could cost as much as $2 million. After factoring in past and expected recoveries from nonsettlors, the Company's net share of cleanup costs and natural resource damage claims (exclusive of defense costs) is expected to be from $8.4 to $10.2 million, of which it has paid about $7 million to date.

In August, 1989 the Company instituted suit in New Jersey state court against 22 of its liability insurers to recover, inter alia, the Company's share of costs at Lone Pine, including related legal defense costs. The Company reached settlements in this case with 18 of the insurers. There is only 1 remaining solvent insurer with whom the Company has not settled, and with whom it is litigating; however, it is not believed that any recovery from that insurer will be significant. To date, the Company has received approximately $12.35 million in settlement payments from its insurers. Except for a portion of its legal fees incurred in pursuing its insurers for coverage, the Company expects to be fully reimbursed for its share of past and currently estimated future cleanup and natural resource damage costs at Lone Pine.

The Company and nine other settling PRPs are parties to two actions in N.J. state court against a former cleanup contractor at Lone Pine concerning amounts allegedly owed to that contractor. The first action was filed by the contractor on July 7, 1995 against the settling PRPs (including the Company), who subsequently filed counterclaims against the contractor. The Company and the nine other settling PRPs brought a separate action against the contractor on July 10, 1995. Both lawsuits were subsequently consolidated. A settlement was reached in these cases wherein the settling PRPs paid $1,287,500 to the contractor. The Company's share of that $1,287,500 was approximately $115,000. These amounts are included in the cleanup cost estimate and the Company's estimated share thereof set forth above.

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May 1991, EPA issued special notice letters under CERCLA to Lambert Kay and about 50 other PRPs notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September 1991 and in February 1994, the Company and 21 other PRPs, without admitting liability, entered into consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site, including the remedial investigation and feasibility study, and to reimburse EPA for certain costs. The estimated cost of this work is about $4.1 million. The Company's share of this cost is estimated to be $135,000. To date the Company has paid or received credit for about $124,000. In addition, the Company and other settling PRPs have sued certain nonsettlors for their share of these costs and have obtained some settlement recoveries. Based on preliminary information from the site investigation work (which is not completed), the total cost for performing the current and
28
future work at Barkhamsted, including the site investigation work, is estimated to be from $9 to $32 million. In June 1995, the Connecticut legislature authorized the issuance of bonds to pay for approximately $7 million of the future cleanup costs at the site. The issuance of these bonds is expected to reduce by that amount those cleanup costs subject to PRP funding. Based on expected PRP participation in future cleanup work and other factors, the Company anticipates that its share of projected cleanup costs subject to PRP funding (including costs incurred to date) will be not more than 4 to 5% of total cleanup costs, and that the Company's total expenditure will therefore range from about $281,000 to $1,510,000. Thus, although applicable environmental law provides for joint and several liability for the cost of cleanup work, based on present estimates, the Company believes that the other PRPs will pay substantially all of their allocated percentage shares of cleanup costs.

The Company believes, based upon the information available at this time, that the matters discussed above will not have a material effect on its financial statements.

Other Litigation

Two federal securities class action suits filed in 1994 by stockholders against the Company and certain of its present and former officers in the United States District Court, Southern District of New York, were consolidated for all purposes. A Consolidated Amended Complaint was filed, followed by a Second Amended Class Action Complaint. The consolidated action purports to be on behalf of all persons who purchased the Company stock in the period from January 20, 1994 through July 31, 1994. The complaint alleges that certain statements made by the Company with respect to the safety and anticipated future sales of its anti-epilepsy drug Felbatol were false and misleading. Both the Consolidated Amended Complaint and the Second Amended Class Action Complaint, which seek damages in an unspecified amount, have been dismissed by the District Court for failure to state a claim upon which relief can be granted. Plaintiffs are pursuing an appeal from the dismissal of the Second Amended Class Action Complaint to the United States Court of Appeals for the Second Circuit.

In December, 1994, an alleged shareholder of the Company instituted a derivative action in the Supreme Court of the State and County of New York, purportedly on behalf and for the benefit of the Company, against the directors of the Company for breach of fiduciary duty, gross mismanagement and waste of corporate assets in connection with the development and marketing of Felbatol. The complaint, which sought unspecified compensatory and punitive damages, was ordered dismissed by the Supreme Court. The dismissal was affirmed on appeal to the Appellate Division, First Department, and plaintiff's time to seek leave to appeal to the Court of Appeals has expired.

There are 9 pending product liability actions against the Company alleging various adverse reactions and other injuries suffered as a result of using Felbatol. While damages are alleged in 5 of these actions in amounts ranging from $100,000 to $169,000,000, the 4 remaining actions do not specify the damages sought. Additional product liability claims related to Felbatol use have been threatened against the Company. At this point, the Company cannot evaluate the merits of such claims and does not know whether or to what extent legal actions will arise from such claims and, therefore, is unable to predict the financial impact they may have.

The Company has product liability insurance in the amount of $88,000,000 for claims made in the year ended March 31, 1995 and has obtained comparable limits of insurance coverage for claims made in the fiscal years ended March 31, 1996, March 31, 1997 and March 31, 1998, with certain exceptions relating to the nature of the claimed injury. These amounts of product liability insurance have been reduced for some of the fiscal years by payments made for negotiated settlements of certain claims. While the Company believes that its product liability insurance would cover punitive damages judgments, its insurance carriers have neither confirmed nor denied this belief. In the law of certain states there is an expressed public policy against the enforceability of insurance covering punitive damages.

The Company, along with numerous other drug manufacturers, wholesalers and suppliers, was named in a series of class action suits, the first of which was filed in August, 1994 in the California Superior Court, San Francisco County. These suits were brought on behalf of all California independent retail pharmacists who had purchased any brand name prescription drugs since August, 1989. The complaint alleged that the defendants, including the Company, entered into a conspiracy to fix prices for brand-name prescription drugs and gave lower prices to certain favored purchasers, while the alleged favored prices were denied to the plaintiffs. Plaintiffs are seeking injunctive relief and unspecified trebled compensatory damages, restitution of unspecified amounts by which defendants are alleged to be unjustly enriched and litigation costs, interest and attorney's fees. Class certification of the price-fixing conspiracy claims was granted by order dated June 23, 1995, establishing a class of independent retail pharmacists and small chains with ten or fewer California locations. An individual action brought by two mid-size chain pharmacies was subsequently coordinated with the consolidated class action as an "add-on" case asserting virtually identical claims and demands for relief. Plaintiffs in that action have amended their complaint to seek class certification, which has not been granted.

The Company, along with numerous other drug manufacturers, has been named in a class action suit filed in July, 1994 in California Superior Court, County of San Francisco, brought on behalf of a class of California consumers who purchased drugs from independent retail pharmacies. The complaint alleges that certain drug manufacturers, wholesalers and suppliers, including the Company, conspired to fix prices for brand-name prescription drugs that were sold to California independent retail pharmacists. The complaint seeks unspecified trebled compensatory damages relating to overcharges, restitution of amounts by which defendants were allegedly unjustly enriched and litigation costs, interest and attorney's fees. By court order dated August 16, 1995, class certification was granted to the extent of certifying a class of California consumers who purchased drugs from independent retail pharmacies and pharmacy chains with ten or fewer California locations. Two "add-on" class action complaints were thereafter filed and coordinated with the consolidated class action, seeking to expand the class to include consumers who purchased drugs from chain pharmacies with more than ten locations in California. The expanded class has not been certified.

The Company, along with numerous other drug manufacturers, an Alabama drug wholesaler and a national mail-order pharmacy, had initially been named in a class action suit filed in May, 1994 in the Alabama Circuit Court, Greene County. This suit was brought on behalf of a class of independent drug stores and pharmacies, and alleged that the named (and certain unnamed) defendants discriminated against the plaintiffs in according more favorable prices to mail-order pharmacies and large health care providers pursuant to an alleged conspiracy to regulate or fix the price, or limit the quantity, of prescription drugs sold in the State of Alabama in violation of Alabama law. By a First Amended Complaint dated January 17, 1995, the three named plaintiffs retracted all class claims. In subsequent, amended pleadings, plaintiffs have sought to reassert their class action claims, alleging that the defendant drug manufacturers, wholesalers and health maintenance organizations had engaged in a price-fixing conspiracy, monopolization and attempted monopolization, fraud and civil conspiracy, in violation of Alabama statutory and common law, and seeking a declaratory judgment, statutory damages of $500 per instance of alleged injury, unspecified actual and punitive damages, litigation costs and interest. The court granted defendants' motion to change the venue of the action and the case has been transferred to the Alabama Circuit Court for Tuscaloosa County. Plaintiffs' motion for class certification and defendants' motion to strike the class action allegations are now pending before the court.

The Company, along with numerous other drug manufacturers was named in a class action lawsuit filed in January, 1996 in Alabama Circuit Court, Clarke County, brought on behalf of a class of consumers who purchased brand-name prescription drugs from independent retail pharmacies in jurisdictions alleged to grant standing to "indirect purchasers" to bring suit upon price overcharge claims. These jurisdictions include Alabama, the District of Columbia, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico and Wisconsin. Plaintiffs allege that defendants, in violation of Alabama law, conspired to sell brand-name prescription drugs to mail-order pharmacies at lower prices than those charged to independent retail drug pharmacies, and that as a result plaintiffs have paid higher than competitive prices for brand-name prescription drugs. Plaintiffs seek unspecified compensatory and punitive damages, an injunction, litigation costs and attorney's fees. The case was certified for class treatment by the state court, but was then removed by defendants to federal court and transferred to the Northern District of Illinois. The federal court vacated the class certification order of the state court. An appeal by plaintiffs from the federal court's refusal to remand the case to Alabama state court was granted and the district court's order reversed. As a result, the case was remanded to Alabama state court. Defendants have filed two motions to dismiss the complaint, but these motions have not yet been argued.

The Company believes, based on opinion of counsel, that it has good defenses to each of the above-described legal actions and should prevail. The Company might at some point in time elect to attempt to settle one or more of these cases. At this stage, however, the Company does not know whether these cases, or any of them, will be settled or at what amounts.

In October, 1992, a suit was filed by Unilever PLC against the Company's subsidiary in the United Kingdom alleging patent infringement by certain of the Company's diagnostic products. The complaint seeks injunctive relief and unspecified compensatory damages.

In December, 1997, Conopco, Inc., an affiliate of Unilever PLC, filed suit against the Company in the United States District Court, Southern District of New York, alleging patent infringement by certain of the Company's diagnostic products. The Complaint seeks a declaration of infringement, preliminary and permanent injunctive relief and unspecified damages.

In March, 1998, the Company instituted an action against two companies affiliated with Unilever PLC, Unipath Limited and Conopco Inc., in the United States District Court, Eastern District of Virginia, alleging infringement of the Company's U.S.
30

Patent No. 5,714,389, which discloses a test device and method for colored particle immunoassay. The Complaint seeks a declaration of infringement, preliminary and permanent injunctive relief and unspecified damages.

In May, 1998, the Company and Unilever PLC reached an agreement in principle for a global settlement of all patent litigation between them and for the cross-licensing of certain U.S. and foreign patents relating to diagnostic products. This agreement in principle will not have a material adverse effect on the Company's financial statements.

The Company is engaged in litigation with Tambrands Inc. in Supreme Court of the State and County of New York arising out of a patent infringement and misappropriation suit previously filed against both companies in the United States District Court, Southern District of New York, by New Horizons Diagnostics Corporation ("NHDC"), et al. The NHDC suit, which was settled and discontinued in July 1996, asserted claims with respect to certain "gold sol" technology (used in the Company's First Response and Answer home pregnancy and ovulation predictor test kits) that the Company had acquired from Tambrands pursuant to a written purchase agreement in March 1990. The Company paid an immaterial amount toward that settlement. In the pending Supreme Court action, Tambrands seeks reimbursement from the Company of an unspecified portion of the amount paid by Tambrands in settlement of the NHDC suit, and for defense costs. The Company believes it has good defenses, under the terms of the purchase agreement, to Tambrands' claim.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, gross margin, net earnings and earnings per share are set forth in the following table (dollars in thousands, except per share amounts).

                                                               QUARTER ENDED
                                           -----------------------------------------------------
1998                                       JUNE 30        SEPT. 30       DEC. 31        MARCH 31         TOTAL YEAR

  Net sales                                $170,115       $168,459       $152,521       $171,134          $662,229
  Gross margin                              110,133        106,119         95,855       108,933            421,040
  Net earnings                                9,310          4,726          6,819         6,446             27,301
  Earnings per share--basic and
  diluted                                       .20            .10            .15           .14                .59

1997
  Net sales                                $169,889       $159,532       $163,020       $156,314          $648,755
  Gross margin                              107,426         97,224        104,766        95,682            405,098
  Net earnings                                9,260          5,601         10,514         1,381             26,756
  Earnings per share--basic and
  diluted                                       .20            .12            .23           .03                .58

INDEPENDENT AUDITORS' REPORT

                              KPMG Peat Marwick LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                                                         345 Park Avenue
                                                         New York, NY 10154

The Board of Directors and Stockholders
Carter-Wallace, Inc.:

We have audited the accompanying consolidated balance sheets of Carter-Wallace, Inc. and subsidiaries as of March 31, 1998 and 1997 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter-Wallace, Inc. and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998, in conformity with generally accepted accounting principles.

May 7, 1998

Carter-Wallace, Inc. and Subsidiaries

BOARD OF DIRECTORS

Henry H. Hoyt, Jr.
Chairman and Chief Executive Officer

Ralph Levine
President and Chief Operating Officer

Paul A. Veteri
Executive Vice President and Chief Financial Officer

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

Scott C. Hoyt
Vice President, New Products
Carter Products Division of the Company

Herbert M. Rinaldi
Of Counsel
Carella, Byrne, Bain, Gilfillan, Cecchi, Stewart & Olstein

SCIENTIFIC ADVISORY BOARD

Joseph S. Harun, M.D., Chairman
Former Vice President, Medical and Scientific Affairs
Carter-Wallace, Inc.

Paul Calabresi, M.D.
Professor of Medicine and Chairman Emeritus,
Department of Medicine
Brown University
Director, Brown-Tufts Cancer Center
Providence, RI - Boston, MA

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

Morton K. Schwartz, Ph.D.
Chairman, Department of Clinical Laboratories
Memorial Sloan Kettering Cancer Center
New York, NY

EXECUTIVE OFFICERS

Henry H. Hoyt, Jr.
Chairman of the Board and Chief Executive Officer
Ralph Levine
President and Chief Operating Officer
Paul A. Veteri
Executive Vice President and Chief Financial Officer
T. Rosie Albright
Vice President, Consumer Products, U.S.
John Bridgen, Ph.D.
Vice President, Diagnostics, U.S.
Donald R. Daoust, Ph.D.
Vice President, Quality Control
Peter J. Griffin
Vice President and Controller
Adrian J. L. Huns
Vice President, International
Michael J. Kopec
Vice President, Manufacturing
Stephen R. Lang
Vice President, Secretary and General Counsel
Thomas B. Moorhead
Vice President, Human Resources
Herbert Sosman
Vice President, Pharmaceuticals, U.S.
C. Richard Stafford
Vice President, Corporate Development
James L. Wagar
Vice President and Treasurer
Mark Wertlieb
Vice President, Taxes

DIVISIONAL MANAGEMENT

T. Rosie Albright, President, Carter Products
John Bridgen, Ph.D., President, Wampole Laboratories
Adrian J. L. Huns, President, International
Michael J. Kopec, President, Manufacturing
Thomas M. McShane, President, Lambert Kay
Herbert Sosman,  President, Wallace Laboratories

PRINCIPAL SUBSIDIARIES

Howard E. Cocker, Managing Director, Carter-Wallace Limited (United Kingdom) Francois Depoil, President, Laboratoires Fumouze S. A. (France)
Gregory J. Drohan, President, Carter-Horner Inc. (Canada)
Allan W. Nash, Managing Director, Carter-Wallace (Australia)
Pty. Limited
Jordi Pruja, Managing Director, Icart S.A. (Spain)
Stephen W. Riley, President, Carter Wallace, S. A. (Mexico)
Lino Santambrogio, Managing Director, S.p.A. Italiana
Laboratori Bouty (Italy)
                                                               Printed in U.S.A.

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