Form 10KT405, Exhibit 13
period 1999-03-31
CARTER WALLACE INC /DE/
filed 1999-06-17
CIK 18000

CARTER-WALLACE

                ANNUAL REPORT FOR THE YEAR ENDED MARCH 31 1999

        EXECUTIVE OFFICES
        1345 Avenue of the Americas, New York, N.Y. 10105
        212-339-5000

        RESEARCH LABORATORIES
        Cranbury, New Jersey
        Montreal, Canada

        MANUFACTURING PLANTS
        Cranbury, New Jersey
        Colonial Heights, Virginia
        Decatur, Illinois
        Santa Ana, California
        Winsted, Connecticut
        Montreal, Canada
        Folkestone, England
        Milan, Italy
        Mexico City, Mexico
        New Plymouth, New Zealand
        Barcelona, Spain

        TRANSFER AND DISBURSING AGENT
        The Bank of New York
        101 Barclay Street
        New York, N.Y. 10286
        800-524-4458

        REGISTRAR OF STOCK
        The Bank of New York
        101 Barclay Street
        New York, N.Y. 10286

        SHAREHOLDER RELATIONS
        Ruder Finn, Inc.
        800-984-1777

                    CARTER-WALLACE, INC.
                    ANNUAL REPORT
                    For the year ended March 31, 1999

                           FINANCIAL HIGHLIGHTS                         1999              1998
                           Net sales                                $668,872,000      $662,229,000
                           Earnings before taxes                      46,244,000        44,755,000
                           Net earnings                               28,209,000        27,301,000
                           Earnings per share--basic and
                             diluted                                      $  .62            $  .59
                           Dividends                                   9,931,000         7,392,000
                           Dividends per share                            $  .22            $  .16
                           Average shares outstanding                 45,180,000        46,093,000
                           Number of stockholders of record
                                Common                                     2,108             2,340
                                Class B common                             1,241             1,343

                [LOGO]
                The Company markets
                toiletries, pharmaceuticals,
                diagnostic specialties,
                proprietary drugs and pet products

   CONTENTS

   Report to Stockholders                                                      2

   Summary of Selected Financial Data                                          7

   Management's Discussion and
      Analysis of Results of Operations
      and Financial Condition                                                  8

   Description of Business Segments                                           11

   Consolidated Balance Sheets                                                12

   Consolidated Statements of Earnings, Retained
      Earnings and Comprehensive Earnings                                     14

   Consolidated Statements of Cash Flows                                      15

   Notes to Consolidated Financial Statements                                 16

   Independent Auditors' Report                                               31

   Directors and Officers                                                     32

REPORT TO SHAREHOLDERS

In the fiscal year ended March 31, 1999, the Company's consolidated sales were $668,872,000 compared to prior year's sales of $662,229,000.

The Company earned $.62 per share for the fiscal year ended March 31, 1999 compared to $.59 per share in the prior year.

SALES

Sales in the Company's three business segments were Domestic Consumer Products $283,228,000, Domestic Health Care $181,157,000 and International $204,487,000.
Domestic Consumer Products were 42%, Domestic Health Care were 27% and International were 31% of total sales. These sales compare to a year ago of $276,681,000, $188,961,000 and $196,587,000, respectively. Lower foreign exchange rates had the effect of decreasing International sales by approximately $6,700,000.

DIVIDENDS

Dividends of $.22 per share were paid in the fiscal year ended March 31, 1999 compared to $.16 per share in the prior year. The Company has paid dividends for 116 consecutive years.

CARTER PRODUCTS DIVISION

The Division achieved increased sales revenues for the year through innovative new product introductions and the strengthening of several core franchises. This performance was achieved even as the retail industry continued to consolidate, particularly the drug and food classes. The Division's key brand segments remained prominent in the market and several Carter Products were the number one brand in their category.

Factory shipments of the Division's Trojan brand condoms reached another record high. Market share for the Division's condom brands climbed to over 65% of total condom category sales. Both Trojan and Naturalamb brands increased their market position. Leadership advertising, effective promotion, comprehensive educational programs and innovative line extensions helped improve the Division's leading position in this market.

The Nair line of hair removal products continues to be the number one brand in this category with increased sales volume in the depilatory and wax segments. Nair Precision Wax Strips, the Nair Buff-Off Kit and Nair 3-in-1 Brush-on Cream were successfully introduced in the latter part of the year, further expanding Nair's presence in the fast growing home hair removal category.

Sales volume for the Arrid line of anti-perspirants and deodorants softened somewhat as competition in these markets expanded. The Arrid brand introduced a new, large size Arrid XX Ultra Clear Solid. Arrid also introduced a successful new advertising campaign, focusing on the powerful protection of Arrid in stressful situations.

Pearl Drops continues to be competitive in the specialty tooth whitening category. This segment faces competition from mainstream brands that have introduced whitening line extensions.

The Division continues to be one of the leading marketers of at-home pregnancy and ovulation test kits. Sales of the First Response and Answer pregnancy and ovulation test kits each performed well although private label brands continue to find buyers in the price/value segment of the product category. On a combined basis, First Response and Answer ovulation test kits are number one in this category.

WALLACE LABORATORIES DIVISION

Astelin Nasal Spray, in its second year on the market, continues to post sales increases. It remains the only prescription antihistamine nasal spray in the U.S. market.

Results from three clinical studies demonstrated Astelin is as effective as the combination of loratadine tablets (Claritin(R)) and beclomethasone nasal spray (Beconnase(R)) in relieving symptoms of seasonal allergies among patients who do not respond adequately to monotherapy with either an oral antihistamine or inhaled nasal steroid. The results of these studies were published in the June 1999 issue of the peer review journal, Annals of Allergy, Asthma & Immunology.

A joint venture agreement with ASTA Medica AG was formed with an effective date of November 1997. Under this agreement, the Company, through the Wallace Laboratories Division, is responsible for all manufacturing, selling, marketing and administrative services for Astelin and is compensated by the joint company for these activities.

Astelin Nasal Spray was the primary product promoted by Wallace Laboratories and received major promotional support, especially during the spring and fall allergy seasons. Astelin was also promoted by the sales force of Muro Pharmaceutical, Inc., a subsidiary of ASTA Medica AG, and a part-time sales force.

The Division's introduction of Tussi-12, a prescription cough/cold product, in December 1998, was well received. The product contains an antitussive, antihistamine and a decongestant.

The Division also concentrated its sales and marketing efforts on products that have responded to promotion. These products include the Soma line of muscle relaxants and Rynatan and Rynatuss cough/ cold product lines.

An agreement was entered into with the Warrick Division of Schering-Plough Corporation under which the Division's Rynatan tablet was reformulated to include the antihistamine, azatadine, and the decongestant, pseudoephedrine. The reformulated product was introduced in May 1999.

The Division continues to explore new pharmaceutical products and acquisition opportunities that would broaden or complement existing product lines, as well as co-promotion agreements with other companies.

WAMPOLE LABORATORIES DIVISION

For the fiscal year 1999, Wampole products achieved double-digit sales gains. The Division's strategy of emphasizing its breadth of products for an expanding, automated testing market, along with the continuous introduction of new products in other areas of its businesses took sales to record levels.

Enzyme immunoassay products showed strong growth in virtually all categories. Particularly impressive gains were noted in tests for the presence of H. pylori, a bacterium indicative of peptic ulcers and for C. difficile, an intestinal pathogen. Customers were also enthusiastic about the Division's tests for a broad range of autoimmune diseases.

In October 1998 the Division entered into an agreement to market the MicroTrak line of enzyme and fluorescent immunoassay products. These tests are primarily used in the detection of sexually transmitted diseases.

Wampole also continued to build its point of care business with the introduction in October, 1998 of the Analyst physician office chemistry system.

In September 1998, Wampole introduced Macra Lp(a), an enzyme immunoassay for the detection of lipoprotein(a) in cardiovascular risk assessment. This is the first of several such products that the Division plans to introduce.

Sales of Mono-plus, a rapid test for the detection of infectious mononucleosis, continued to show strong gains. The Division is actively developing a number of other opportunities to increase its presence in the rapid test and point of care markets.

The diagnostic market remains competitive and complex due to government actions, rapid development
                                                                               3
of new products and the consumer demand for efficiency and quality at lower prices. Wampole Laboratories has established an outstanding reputation for products and distribution in the niches it occupies.

LAMBERT KAY DIVISION

Lambert Kay achieved increased sales through the introduction of new products and line extensions, the acquisition of the Mr. Spats' line of cat products and sales increases in the Lassie and Tiny Tiger mass market brands.

Lambert Kay's pet products fall into seven broad categories: grooming, nutrition, medical, training products, flea and tick control, hardware and toys. These product categories are further separated into two marketing segments: the Lambert Kay brands are sold through independent and chain pet stores, and the Lassie and Tiny Tiger products are sold through mass market outlets and grocery stores.

The Division continued to broaden its product mix during the year. Two new shampoos were brought to market as extensions to the popular Fun Family shampoo line: Old Reliable Oatmeal Shampoo with Aloe and Special Agent Citronella Natural Flea Shampoo.

In the medical and training products categories, new products included: Boundary Bitters Long Lasting Deterrent, a spray-on treatment that stops a pet from chewing itself, and Lambert Kay Anti Itch Gel and Spray, products that relieve pain and itching and deter wound biting.

Following FDA approval, the Division introduced Evict DS liquid wormer for dogs. This double strength formula which eliminates roundworms and hookworms is an extension of the popular Evict product.

In the nutrition category, Lassie and Tiny Tiger Shedtrol were introduced. This skin and coat supplement stops excessive shedding, which is one of the most mentioned problems among pet owners.

New hardware included the Tuff On Tangles cat brush for removing difficult matting and tangling and the Twinco nail trimmer for small dogs.

In December, 1998 Lambert Kay acquired the Mr. Spats' line of cat products. This line includes the Scratch'r Cizer and Scratch'n Roll sisal scratchers, Corner Diner feeding bowl, Private Reserve gourmet catnip, Lazy Cat Lodge habitat and the Purrsuit play game.

INTERNATIONAL DIVISION

International Division sales advanced in the past year, although the strong U.S. dollar exerted some negative pressure on results. The Division benefited from higher unit volumes for a number of existing products, selective price increases and the full year impact of several consumer product line acquisitions. Strong sales results were achieved in subsidiary operations, particularly in Australia, England, France, Italy and Spain.

Consumer product sales continued to advance in a number of areas. Pearl Drops toothpolish sales increased substantially in England, Italy and Australia as a result of the successful introduction of new premium whitening products. Arrid anti-perspirant deodorant sales showed notable growth in Canada following the introduction of Arrid XX Ultra Clear Solid and Arrid XX Sport. Arrid also advanced in England in response to increased advertising and promotional support.

Our depilatory lines performed extremely well with Nair achieving double-digit growth in Canada, Australia and Mexico, and Taky depilatories showing significant market share gains in Spain. A full line of depilatory products was introduced under the Nair trademark in France near the end of the fiscal year. Also in France, Lineance, a line of anti-cellulite skin care products, showed strong growth due to the launch of several new products and effective media and promotional support. Advances were also achieved in France for Email Diamant toothpolish and Bi-Solution acne treatment.

The Trojan brand of condoms increased its already leading market share in Canada, while Antiphlogistine Rub A-535 maintained its leading position in the topical analgesic market. Dencorub continued to perform well in the Australian topical analgesic category.

Consumer sales benefited from the acquisitions of Femfresh, a line of feminine hygiene products sold in England, France and Australia, Anne French, a line of facial cleansing products sold in England and Ireland and Orasiv, a line of denture adhesive products sold in Italy. At the end of the fiscal year, our French subsidiary acquired the Barbara Gould line of facial skin care products and our Australian subsidiary acquired Ultrafresh, a line of oral hygiene products.

The Division's line of health care products maintained strong positions in a number of foreign markets. In Canada, Gravol antinauseant maintained a leading market share in spite of continuing competition from generic brands. Ovol, an antiflatulent product line in Canada, added a soft gel capsule offering. In France, Sterimar, a nasal decongestant, showed growth due to the addition of new products to the Sterimar line and continued consumer advertising and promotional activity. In Italy, sales gains were achieved for Cerulisina, a preparation to remove ear wax and Neo Emocicatrol, a topical coagulant. Pharmaceutical sales in Mexico grew to record levels led by strong unit volume advances for the Pangavit line of vitamin supplements and Colfur antidiarrheal.

In the professional diagnostics sector, our French subsidiary realized an increase in sales and maintained a leadership position in rapid tests for parasitology. New products containing color change technology for ease of use and better interpretation of results continue to sell well. Our subsidiary in Italy introduced several new products to expand their test menu for identification of infectious diseases. The new generation of ELISA products aids in early detection of the disease and provides more clinical information on disease history and progress. Several additional products for detection of autoimmune diseases and for use in research laboratories were introduced as a result of successful strategic alliances. The Isolator microbiology product line achieved growth in European markets.

RESEARCH & DEVELOPMENT

Expenses for research and development totaled $25,846,000 for the fiscal year ended March 31, 1999, compared to $28,785,000 in the prior year.

Research and development activities continue to produce valuable information and direction for future projects. These efforts will continue using independent research facilities managed by the Company's internal supervisory personnel.

Work on taurolidine for its use against vancomycin-resistant enterococcus and a number of other potential indications has continued.

Two multicenter Phase III studies are underway to determine if Astelin Nasal Spray is effective for treating non-allergic vasomotor rhinitis. A Supplemental New Drug Application will be submitted for the use of Astelin Nasal Spray in children less than 12 years old. The Astelin tablet NDA for allergic rhinitis is pending at the FDA. The Company has not decided whether to seek final approval for this NDA.

The Felbatol (felbamate) Patient Registry, introduced in July 1997, is providing useful patient data to help determine if a certain metabolite level could be used as a monitoring test that would then allow Felbatol to be prescribed with greater safety for patients with epilepsy.

FACILITIES

A 22,000 square foot expansion to our condom manufacturing facility in Colonial Heights, Virginia was approved in fiscal 1998. The additional capacity was warranted by the increase in demand for Trojan latex condoms. At the end of fiscal 1999, the expansion approached completion with the installation of new equipment. The additional square feet of manufacturing area represents a significant increase to this facility.
                                                                               5

PEOPLE

Thomas G. Gerstmyer was appointed Corporate Vice President, Pharmaceuticals, U.S. and President, Wallace Laboratories Division. Mr. Gerstmyer has been with the Company for seventeen years, most recently as Vice President, Marketing, Wallace Laboratories. He succeeded Herbert Sosman who retired after 21 years of service.

James C. Costin, M.D., Vice President, Research and Development for Wallace Laboratories, was appointed Corporate Vice President, Medical and Scientific Affairs. In this position, Dr. Costin will be the Company's senior medical and scientific affairs officer. In addition to his new duties, he will continue to be responsible for the Wallace Laboratories Research and Development department.

                                    *  *  *

We appreciate the ongoing trust and confidence of the consumers and professionals who use our products, and the loyal support of our employees, shareholders and suppliers. We thank them for their interest and confidence in Carter-Wallace.

Henry H. Hoyt, Jr.,
Chairman of the Board and
Chief Executive Officer

Ralph Levine,
President and
Chief Operating Officer

                                                                   June 11, 1999

Carter-Wallace, Inc. and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

                                                                     YEARS ENDED MARCH 31
                                               ----------------------------------------------------------------
                                                  1999          1998          1997          1996          1995
                                               ----------------------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA)
OPERATIONS
  Net sales                                    $668,872      $662,229      $648,755      $658,940      $663,642
  Earnings before one-time charges in 1996
     and 1995 and taxes                          46,244        44,755        45,349        54,797        42,310
  Net earnings (loss)                            28,209        27,301        26,756         7,550(a)    (56,268)(b)
  Earnings (loss) per share--basic and
     diluted                                        .62           .59           .58           .16(a)      (1.22)(b)
  Dividends per share                               .22           .16           .16           .16           .29
  Average common shares outstanding              45,180        46,093        46,389        46,160        46,108

FINANCIAL POSITION
  Working capital                              $159,549      $145,715      $142,972      $137,083      $100,596
  Net property, plant and equipment             150,596       150,223       154,844       139,273       137,608
  Total assets                                  721,952       693,613       685,922       718,925       680,224
  Long-term debt                                 64,861        48,887        51,025        55,928        23,115
  Stockholders' equity                          359,156       349,650       349,154       332,896       327,139

OTHER DATA
  Capital expenditures                         $ 17,271      $ 15,676      $ 31,066      $ 35,228      $ 18,853
  Book value per share                             7.98          7.70          7.53          7.18          7.08
  Number of employees                             3,310         3,360         3,460         3,610         3,670

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

             ------------------------------------------------------

                         QUARTERLY DATA ON COMMON STOCK

             The high and low selling prices of the Company's common stock, principally traded on the New York Stock Exchange (symbol CAR), for the two most recent fiscal years were as follows:

                                FISCAL YEARS ENDED MARCH 31
                       ---------------------------------------------------
                                 1999                        1998
                       -----------------------     -----------------------
 QUARTER ENDED           HIGH           LOW          HIGH          LOW
                       --------      ---------     --------      -------
June 30                $18 9/16      $16 13/16     $19           $12 3/4
September 30            19 1/2        14 5/8        19 3/4        15 3/8
December 31             19 11/16      14 3/8        17 3/8        14
March 31                19 5/8        15 1/2        18 3/4        16

             A dividend of $.04 per share was declared in the first quarter of 1999 and $.06 per share was declared in the second, third and fourth quarters of 1999. A dividend of $.04 per share was declared in all four quarters of 1998.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

--------------------------------------------------------------------------------

NET SALES AND EARNINGS

Net earnings were $28,209,000 or $.62 per share in the year ended March 31, 1999, compared to net earnings of $27,301,000 or $.59 per share in the prior year.

Net sales in 1999 were $668,872,000 compared to prior year's sales of $662,229,000.

The Company has adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information." Adoption of this statement has resulted in a change to the Company's reportable business segments. Previously, the reportable business segments were Consumer Products and Health Care. As a result of the adoption of this new standard, the reportable business segments are Domestic Consumer Products, Domestic Health Care and International. Prior year segment data is presented in the new format.

Sales of Domestic Consumer Products increased $6,547,000 or 2.4% in 1999 almost entirely due to higher unit volume. Domestic condom sales increased 10.8% over the prior year. Market share for the Company's condom brands, principally Trojan, has climbed to over 65% of the domestic condom market. Domestic anti-perspirant and deodorant sales declined 5.5% in comparison to the prior year.

Domestic Health Care sales decreased $7,804,000 or 4.1% in 1999 due to reduced unit volume. However, sales of Astelin Nasal Spray were higher than in the prior year. Selling price increases had a positive effect on sales in this segment. Sales of most pharmaceutical products in the Domestic Health Care segment continue to be adversely affected by generic competition.

Sales of International products increased $7,900,000 or 4.0% in 1999 versus the prior year due to higher unit volume and selling price increases. A portion of the unit volume increase related to acquisitions of consumer products in the United Kingdom and Italy. Lower foreign exchange rates had the effect of decreasing sales in the current year period by approximately $6,700,000.

Net sales in 1998 were $662,229,000 compared to prior year's sales of $648,755,000.

Sales of Domestic Consumer Products increased $5,765,000 or 2.1% in 1998 due to higher unit volume and to a lesser extent, selling price increases. Condom sales were higher than the prior year.

Domestic Health Care sales increased $24,387,000 or 14.8% in 1998 from the prior year due to selling price increases and higher unit volume. Sales in this segment benefited from a full year's sales of Astelin Nasal Spray for seasonal allergic rhinitis which was launched in the fourth quarter of fiscal year 1997.

Sales of International products decreased $16,678,000 or 7.8% in 1998 versus the prior year due primarily to lower foreign exchange rates, which had the effect of decreasing foreign sales by approximately $13,500,000. Unit volume was lower in this segment, while selling price increases had a positive effect on sales.

Interest income increased in 1999 by $813,000 or 21% from the prior year due to an increase in interest bearing investments. In 1998 interest income was lower than 1997 due to a reduced level of interest bearing investments.

Other income increased by $8,291,000 versus the prior year. See comments in the Astelin section below.

COSTS AND EXPENSES

Cost of goods sold as a percentage of net sales was 37.9% in 1999, 36.4% in 1998 and 37.6% in 1997. The variations from year to year were due primarily to changes in product mix. Throughout this period the Company has taken steps to minimize the effects of higher costs by selective price increases and cost control and reduction measures.

Advertising, marketing and other selling expenses in 1999 increased $988,000 or 0.4% as a result of higher spending in the Domestic Health Care and International segments. Spending was lower in the Domestic Consumer Products segment, primarily media advertising. In 1998, advertising, marketing and other selling expenses increased from the prior year by $10,884,000 or 4.4% due to increased expenditures in

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

--------------------------------------------------------------------------------
the Domestic Health Care segment related to the introduction of Astelin Nasal Spray for seasonal allergic rhinitis which was launched in the fourth quarter of 1997. Spending in the Domestic Consumer Products segment in 1998 was higher than in the prior year. In International, spending in 1998 was lower than in the prior year.

In 1999, research and development expenses decreased $2,939,000 or 10.2%, primarily as a result of lower spending in the Domestic Consumer Products segment related to non-recurring prior year employee termination costs. In the Domestic Health Care segment work on taurolidine for its use against vancomycin-resistant enterococcus and a number of other potential indications has continued. In April 1998 a large scale, multi-centered clinical efficacy trial for the use of Taurolin intravenously in treating sepsis was terminated when it was determined that the results did not support efficacy. Research and development expenses in 1998 increased $1,501,000 or 5.5% versus the prior year as a result of higher spending in the Domestic Consumer Products segment due in part to employee termination costs related to organizational changes. Research and development expenses in the Domestic Health Care segment were higher than the prior year, while International research and development expenses were lower than the prior year.

General and administrative expenses increased $2,153,000 or 2.6% in 1999 due largely to employee termination costs related to organizational changes. In 1998, general and administrative expenses increased $3,525,000, or 4.4% due largely to higher product liability and group insurance costs.

Interest expense increased in 1999 by $184,000 or 4.3%. In 1998, interest expense increased by $122,000 or 2.9% over the prior year. Both of these increases related to higher levels of borrowing.

Other expenses increased in 1999 by $1,614,000 or 26.1% due to higher non-cash charges related to incentive plans and amortization of intangibles. In 1998, other expenses decreased by $226,000 or 3.5% from the prior year.

The consolidated income tax rate in 1999 and 1998 was 39%. In 1997 the consolidated income tax rate was 41%. The reduced rate in 1999 and 1998 compared with 1997 was due primarily to a change in the mix of domestic and international taxable income.

ASTELIN

Astelin Nasal Spray, in its second year on the market, recorded higher sales. Promotional support for Astelin continued at the high introductory level of the prior year. In addition to the promotional support provided by the Wallace Laboratories Division, this product was also promoted by the sales force of Muro Pharmaceutical, Inc., a subsidiary of ASTA Medica AG, and a part-time sales force.

In July 1998, the Company entered into a joint venture agreement with ASTA Medica AG with an effective date of November, 1997. Under the terms of the agreement the Company is responsible for all manufacturing, selling, marketing and administrative activities for Astelin and Depen, another product licensed from ASTA Medica AG, and receives compensation for these activities from the joint venture. Included in other income is $6,782,000 in the current year and $645,000 in the prior year related to ASTA Medica's share of joint venture operations.

YEAR 2000 COMPLIANCE

The Company is implementing a plan which addresses Year 2000 technology compliance for its information technology ("IT") and non-IT systems. The plan includes a review of the Company's suppliers and customers to determine that they are working toward Year 2000 compliance.

Internal IT systems are expected to be made compliant by September 1999. Material third party vendors have been contacted and asked to attest to Year 2000 compliance. Alternate vendors will be evaluated as potential replacements for non-compliant or non-responsive vendors. The Year 2000 project is expected to cost between $1,000,000 and $2,000,000 on a pre-tax basis.
                                                                               9

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

--------------------------------------------------------------------------------

If IT and non-IT systems affected by the Year 2000 were not addressed as the Company is doing, they could conceivably cause technological failures throughout the Company, disrupting normal business operations. These theoretical consequences are generally shared with other manufacturing companies.

Management does not believe that the Company's business will be materially affected by Year 2000 issues. Nevertheless, the Company expects to have contingency plans that address the most reasonably likely worst case Year 2000 scenarios. Contingency plans include a possible increase in key product inventories in anticipation of vendors not being able to supply stock and, where appropriate, the development of plans to use manual operations as a back-up for critical automated areas.

FELBATOL (FELBAMATE)

As previously reported, in the years ended March 31, 1995 and 1996 the Company incurred one-time charges to pre-tax earnings totaling $45,980,000 related to use restrictions for Felbatol. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, in the range of $20,000,000 on a pre-tax basis.

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

At March 31, 1999, the Company had available various bank credit lines amounting to $196,000,000 consisting of $175,000,000 in domestic credit lines and $21,000,000 in foreign credit lines, of which $2,752,000 of the foreign lines were utilized at March 31, 1999. There were no domestic borrowings under credit lines at March 31, 1999. The domestic lines are made up of a $150,000,000 revolving credit facility expiring on October 1, 2000 and $25,000,000 in an uncommitted credit line.

In fiscal 1999 the Company borrowed approximately $15,200,000 to finance International acquisitions.

Inventory levels increased in 1999 over the previous year due to a planned increase in condom inventory as well as new product introductions and acquisitions.

Under stock repurchase programs approved by the Company's Board of Directors, the Company purchased 246,000 shares at a cost of $3,885,000 in the year ended March 31, 1999 and 945,000 shares at a cost of $15,890,000 in the year ended March 31, 1998.

CAPITAL EXPENDITURES

Capital expenditures were $17,271,000 in 1999, $15,676,000 in 1998 and
$31,066,000 in 1997.

                        DESCRIPTION OF BUSINESS SEGMENTS
--------------------------------------------------------------------------------
The Company is engaged in the manufacture and sale of a diversified line of products in the Domestic Consumer Products, Domestic Health Care and International business segments described below:

DOMESTIC CONSUMER PRODUCTS

These products are promoted directly to the consumer by television and other advertising media and are sold to wholesalers and various retailers. They are manufactured and sold by our consumer products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Arrid Extra Dry and Arrid XX anti-perspirants and deodorants
* Lady's Choice anti-perspirants and deodorants
* Answer and First Response at-home pregnancy and ovulation test kits
* Carter's laxative
* H-R lubricating jelly
* Nair depilatories, waxes and bleach
* Pearl Drops whitening toothpolish and whitening toothpaste
* Rigident denture adhesive
* Trojan, Class Act and Naturalamb condoms
* Boundary dog and cat repellants
* Color Guard chain products
* Fresh 'n Clean grooming products,
     stain and odor remover and puppy housebreaking pads
* Lassie and Tiny Tiger pet product lines
* Linatone food supplement
* Twinco chains, slicker brushes and combs
* Vermont Style chew toys

DOMESTIC HEALTH CARE
Health care products are promoted primarily to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold by our professional products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Astelin Nasal Spray for the treatment of symptoms of seasonal allergic rhinitis
* Felbatol for the treatment of seizures associated with epilepsy
* Organidin NR family of expectorants/antitussives
* Ryna line of cough/cold products
* Tussi-12 cough/cold product
* Soma brand muscle relaxants
* Butisol sedative hypnotic
* Depen penicillamine for severe rheumatoid arthritis
* Doral sedative hypnotic
* Lufyllin xanthine bronchodilator
* Maltsupex laxative
* Vo-SoL topical antibacterial and antifungal agent
* Analyst physician office chemistry system
* Clearview product line of rapid tests for the determination of pregnancy, group A streptococcus, chlamydia and C. difficile
* Impact, FIAX and other branded enzyme and fluorescent immunoassay tests to detect a broad range of infectious and autoimmune diseases
* Isostat product line to aid in the detection of micro-organisms in blood
* MicroTrak line of immunoassay products for the detection of sexually transmitted diseases, primarily chlamydia
* Mono-Test, Mono-Latex and Mono-plus for the detection of mononucleosis
* Stat-Crit portable instrument for use in measuring blood hematocrit levels

                           --------------------------
INTERNATIONAL
In addition to many of the products listed above, the Company sells the following products exclusively in certain International markets:

CONSUMER PRODUCTS
* Anne French facial cleansing products
* Barbara Gould facial beauty and cleansing products
* Bi-Solution acne treatment products
* Cerox adhesive tapes and bandages
* Confidelle, Discover and Gravix at-home pregnancy test kits
* Cossack line of men's grooming products
* Curash line of skin care products
* Email Diamant toothpastes
* Eudermin line of skin care and toiletry products
* Femfresh line of feminine hygiene products
* GranVista non-prescription eyeglasses
* Lineance line of anti-cellulite and associated skin care products
* Odontovax line of oral hygiene products
* Orasiv denture adhesive
* Poupina line of skin care and toiletry products
* Taky depilatories and waxes
* Ultrafresh mouthwash and breath freshening products

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

Carter-Wallace, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS
                           AT MARCH 31, 1999 AND 1998

ASSETS                                                                 1999                     1998
--------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                          $ 49,382,000             $ 51,661,000
Short-term investments                                               31,870,000               25,826,000
Accounts receivable-trade, less allowances of
  $7,415,000 in 1999 and $7,306,000 in 1998                         122,196,000              126,579,000
Other receivables                                                     7,164,000                6,432,000
Inventories
  Finished goods                                                     54,019,000               45,811,000
  Work in process                                                    10,875,000                9,751,000
  Raw materials and supplies                                         25,714,000               25,408,000
                                                                   ------------             ------------
                                                                     90,608,000               80,970,000
                                                                   ------------             ------------
Deferred taxes                                                       17,128,000               20,591,000
Prepaid expenses and other current assets                            11,242,000                7,879,000
                                                                   ------------             ------------
TOTAL CURRENT ASSETS                                                329,590,000              319,938,000
                                                                   ------------             ------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land                                                                3,880,000                3,070,000
  Buildings and improvements                                        111,625,000              106,737,000
  Machinery, equipment and fixtures                                 178,354,000              168,041,000
  Leasehold improvements                                             22,900,000               22,203,000
                                                                   ------------             ------------
                                                                    316,759,000              300,051,000
  Accumulated depreciation and amortization                         166,163,000              149,828,000
                                                                   ------------             ------------
                                                                    150,596,000              150,223,000
                                                                   ------------             ------------

INTANGIBLE ASSETS
  Excess of purchase price of businesses acquired over the
     net assets at date of acquisition, less amortization            84,463,000               87,658,000
  Patents, trademarks, contracts and formulae, less
     amortization                                                    51,926,000               36,884,000
                                                                   ------------             ------------
                                                                    136,389,000              124,542,000
                                                                   ------------             ------------
DEFERRED TAXES                                                       39,366,000               37,901,000
OTHER ASSETS                                                         66,011,000               61,009,000
                                                                   ------------             ------------
                                                                   $721,952,000             $693,613,000
                                                                   ------------             ------------
                                                                   ------------             ------------

See accompanying notes to consolidated financial statements.

             LIABILITIES AND STOCKHOLDERS' EQUITY                      1999                     1998
--------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                   $ 44,084,000             $ 32,506,000
Accrued expenses                                                    107,267,000              106,851,000
Notes payable                                                         8,134,000               17,854,000
Taxes on income                                                      10,556,000               17,012,000
                                                                   ------------             ------------
TOTAL CURRENT LIABILITIES                                           170,041,000              174,223,000
                                                                   ------------             ------------

LONG-TERM LIABILITIES
Long-term debt                                                       64,861,000               48,887,000
Deferred compensation                                                19,931,000               17,553,000
Accrued postretirement benefit obligation                            69,241,000               69,292,000
Other long-term liabilities                                          38,722,000               34,008,000
                                                                   ------------             ------------
TOTAL LONG-TERM LIABILITIES                                         192,755,000              169,740,000
                                                                   ------------             ------------

STOCKHOLDERS' EQUITY
Preferred stock, authorized 1,000,000 shares,
  without par value; issued--none                                       --                       --
Common stock, authorized 80,000,000 shares,
  par value $1 per share, one vote per share; issued
  34,740,000 shares in 1999 and 34,698,000 shares in 1998            34,740,000               34,698,000
Class B common stock, authorized 13,056,800 shares, par
  value $1 per share, ten votes per share; issued 12,465,000
  shares in 1999 and 12,507,000 in 1998                              12,465,000               12,507,000
Capital in excess of par value                                        4,483,000                4,204,000
Retained earnings                                                   368,093,000              349,815,000
                                                                   ------------             ------------
                                                                    419,781,000              401,224,000
Less:
  Accumulated other comprehensive loss
     Foreign currency translation adjustment                         27,785,000               24,811,000
  Treasury stock at cost--2,069,300 common and 153,600
     Class B common shares in 1999 and 1,667,400 common
     and 153,600 Class B common shares in 1998                       32,840,000               26,763,000
                                                                   ------------             ------------
TOTAL STOCKHOLDERS' EQUITY                                          359,156,000              349,650,000
                                                                   ------------             ------------
                                                                   $721,952,000             $693,613,000
                                                                   ------------             ------------
                                                                   ------------             ------------

See accompanying notes to consolidated financial statements.
                                                                              13

Carter-Wallace, Inc. and Subsidiaries

                           CONSOLIDATED STATEMENTS OF
                           EARNINGS, RETAINED EARNINGS AND
                           COMPREHENSIVE EARNINGS

                           THREE YEARS ENDED MARCH 31, 1999

                                                             1999               1998               1997
-----------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS
Net sales                                                $668,872,000       $662,229,000       $648,755,000
Interest income                                             4,682,000          3,869,000          4,226,000
Other income                                               11,118,000          2,827,000          3,200,000
                                                         ------------       ------------       ------------
                                                          684,672,000        668,925,000        656,181,000
                                                         ------------       ------------       ------------
Cost and Expenses:
  Cost of goods sold                                      253,447,000        241,189,000        243,657,000
  Advertising and promotion                               131,684,000        134,478,000        122,407,000
  Marketing and other selling                             130,039,000        126,257,000        127,444,000
  Research and development                                 25,846,000         28,785,000         27,284,000
  General and administrative                               85,118,000         82,965,000         79,440,000
  Interest                                                  4,492,000          4,308,000          4,186,000
  Other                                                     7,802,000          6,188,000          6,414,000
                                                         ------------       ------------       ------------
                                                          638,428,000        624,170,000        610,832,000
                                                         ------------       ------------       ------------

Earnings before taxes on income                            46,244,000         44,755,000         45,349,000
     Provision for taxes on income                         18,035,000         17,454,000         18,593,000
                                                         ------------       ------------       ------------
Net earnings                                             $ 28,209,000       $ 27,301,000       $ 26,756,000
                                                         ------------       ------------       ------------
                                                         ------------       ------------       ------------
Earnings per share--basic and diluted                    $        .62       $        .59       $        .58
                                                         ------------       ------------       ------------
                                                         ------------       ------------       ------------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Amount at beginning of year                              $349,815,000       $329,906,000       $310,573,000
Net earnings                                               28,209,000         27,301,000         26,756,000
                                                         ------------       ------------       ------------
                                                          378,024,000        357,207,000        337,329,000
Dividends--$.22 per share in 1999 and
  $.16 per share in 1998 and 1997                          (9,931,000)        (7,392,000)        (7,423,000)
                                                         ------------       ------------       ------------
Amount at end of year                                    $368,093,000       $349,815,000       $329,906,000
                                                         ------------       ------------       ------------
                                                         ------------       ------------       ------------

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
Net earnings                                             $ 28,209,000       $ 27,301,000       $ 26,756,000
Other comprehensive (loss) earnings
  Foreign currency translation adjustment                  (2,974,000)        (3,846,000)        (3,720,000)
  Minimum pension liability adjustment, net of tax            --                 --                 814,000
                                                         ------------       ------------       ------------
Total comprehensive earnings                             $ 25,235,000       $ 23,455,000       $ 23,850,000
                                                         ------------       ------------       ------------
                                                         ------------       ------------       ------------

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF
                           CASH FLOWS

                           THREE YEARS ENDED MARCH 31, 1999

                                                               1999              1998              1997
-----------------------------------------------------------------------------------------------------------

Net earnings                                               $ 28,209,000      $ 27,301,000      $ 26,756,000
Adjustments to reconcile net earnings to cash flows
  provided by operating activities:
     Cash payments for one-time charges                      (2,318,000)      (12,495,000)      (31,302,000)
     Depreciation and amortization                           16,372,000        15,746,000        14,604,000
     Amortization of patents, trademarks, contracts and
       formulae                                               6,199,000         4,996,000         4,645,000
     Amortization of excess of purchase price of
       businesses acquired over the net assets at date
       of acquisition                                         4,178,000         3,994,000         4,088,000
     Other changes in assets and liabilities:
       Decrease (increase) in accounts and other
         receivables                                          3,602,000       (13,151,000)        5,787,000
       (Increase) decrease in inventories                   (10,289,000)        5,110,000         3,918,000
       (Increase) decrease in prepaid expenses               (3,647,000)        1,743,000          (635,000)
       Increase (decrease) in accounts payable and
         accrued expenses                                     8,795,000        15,131,000        (6,152,000)
       Increase in deferred compensation                      2,548,000         1,797,000           803,000
       Decrease in deferred taxes                             1,998,000        11,329,000        12,847,000
       Other changes                                         (7,263,000)      (10,362,000)       (6,181,000)
                                                           ------------      ------------      ------------
Cash flows provided by operating activities                  48,384,000        51,139,000        29,178,000
                                                           ------------      ------------      ------------
Cash flows used in investing activities:
  Additions to property, plant and equipment                (17,271,000)      (15,676,000)      (31,066,000)
  Payments for international acquisitions, net of cash
   received:
     Barbara Gould product line in France                   (15,129,000)          --                --
     Femfresh product line in the U.K.                       (3,633,000)          --                --
     Sanodent S.r.l. in Italy                                   --             (3,717,000)          --
     Anne French product line in the U.K.                       --             (1,613,000)          --
  Acquisition of product lines from BioWhittaker, Inc.
     and Clark Laboratories                                     --                --               (500,000)
  (Increase) decrease in short-term investments              (6,273,000)       (7,790,000)        1,043,000
  Proceeds from sale of property, plant and equipment           371,000         5,881,000           186,000
                                                           ------------      ------------      ------------
Cash flows used in investing activities                     (41,935,000)      (22,915,000)      (30,337,000)
                                                           ------------      ------------      ------------
Cash flows used in financing activities:
  Dividends paid                                             (9,931,000)       (7,392,000)       (7,423,000)
  Increase in borrowings                                     17,385,000        15,719,000           347,000
  Payments of debt                                          (11,569,000)       (2,644,000)       (6,624,000)
  Purchase of treasury stock                                 (4,381,000)      (16,685,000)         (380,000)
                                                           ------------      ------------      ------------
Cash flows used in financing activities                      (8,496,000)      (11,002,000)      (14,080,000)
                                                           ------------      ------------      ------------
Effect of foreign exchange rate changes on cash
  and cash equivalents                                         (232,000)         (685,000)         (822,000)
                                                           ------------      ------------      ------------
(Decrease) increase in cash and cash equivalents           $ (2,279,000)     $ 16,537,000      $(16,061,000)
                                                           ------------      ------------      ------------
                                                           ------------      ------------      ------------

See accompanying notes to consolidated financial statements.
                                                                              15

Carter-Wallace, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Cash Equivalents and Short-term Investments

Cash equivalents consist of short-term securities with maturities of three months or less when purchased. Investments with a maturity of greater than three months but less than one year are classified as short-term investments. The carrying value of cash equivalents and short-term investments approximated fair value at March 31, 1999 and 1998.

Inventories

Inventories are valued at the lower of cost or market on the first-in, first-out
(FIFO) method, except for certain domestic inventories which are stated at cost on the last-in, first-out (LIFO) method.

Property, Plant and Equipment

Depreciation is provided over the estimated useful lives of the assets, principally using the straight line method. Machinery, equipment and fixtures are depreciated over a period ranging from five to twenty years. Buildings and improvements are depreciated over a period ranging from twenty to forty years. Leasehold improvements are amortized on a straight line basis over the life of the related asset or the life of the lease, whichever is shorter. Expenditures for renewals and betterments are capitalized. Upon sale or retirement of assets, the appropriate asset and related accumulated depreciation accounts are adjusted and the resultant gain or loss is reflected in earnings. Maintenance and repairs are charged to expense as incurred.

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

Earnings per Common Share

Basic earnings per share is based on the average number of common and Class B common shares outstanding during the year: 45,180,000 in 1999, 46,093,000 in 1998, and 46,389,000 in 1997. The calculation of basic and fully diluted earnings per share resulted in the same per share amount for all periods presented.

2. INVENTORIES

Inventories computed on the last-in, first-out (LIFO) method comprised 13% and 11% of inventories included in current assets at year end 1999 and 1998, respectively. If these inventories had been valued on the FIFO inventory method (which approximates current or replacement cost), total inventories would have been approximately $10,100,000 and $9,900,000 higher than reported at March 31, 1999 and 1998, respectively. Felbatol inventories of $8,275,000 at March 31, 1999 and $10,750,000 at March 31, 1998, not expected to be sold in the next fiscal year, are included in Other Assets.

3. TAXES ON INCOME

The provision for taxes on earnings was as follows:

                                                 1999                   1998                   1997
                                              -----------            -----------            -----------
    Current:
         Domestic                             $ 8,648,000            $  (563,000)           $ 1,474,000
         Foreign                                7,305,000              6,606,000              4,496,000
                                              -----------            -----------            -----------
                                               15,953,000              6,043,000              5,970,000
                                              -----------            -----------            -----------
    Deferred:
         Domestic                               1,869,000             11,436,000             10,486,000
         Foreign                                  213,000                (25,000)             2,137,000
                                              -----------            -----------            -----------
                                                2,082,000             11,411,000             12,623,000
                                              -----------            -----------            -----------
    Total                                     $18,035,000            $17,454,000            $18,593,000
                                              -----------            -----------            -----------
                                              -----------            -----------            -----------

The components of income before taxes were as follows:

    Domestic                                  $27,478,000            $27,367,000            $26,824,000
    Foreign                                    18,766,000             17,388,000             18,525,000
                                              -----------            -----------            -----------
    Total                                     $46,244,000            $44,755,000            $45,349,000
                                              -----------            -----------            -----------
                                              -----------            -----------            -----------

Deferred income taxes are provided for temporary differences between the financial statement and tax bases of the Company's assets and liabilities. The temporary differences gave rise to the following deferred tax assets and liabilities at March 31:

                                                                      1999                   1998
                                                                   -----------            -----------
    Postretirement benefit plans                                   $29,726,000            $30,333,000
    Employee benefit plans                                          11,245,000              8,805,000
    Accrued liabilities                                             16,607,000             18,899,000
    Asset valuation accounts                                        16,458,000             17,350,000
    All other                                                        7,698,000              8,024,000
    Valuation allowances                                            (3,247,000)            (3,247,000)
                                                                   -----------            -----------
         Total deferred tax assets                                  78,487,000             80,164,000
                                                                   -----------            -----------
    Depreciation                                                    14,200,000             13,817,000
    All other                                                        7,793,000              7,855,000
                                                                   -----------            -----------
         Total deferred tax liabilities                             21,993,000             21,672,000
                                                                   -----------            -----------
    Net deferred tax assets                                        $56,494,000            $58,492,000
                                                                   -----------            -----------

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

The effective tax rate of the provision for taxes on earnings as compared with the U.S. Federal statutory income tax rate was as follows:

                                             1999                       1998                       1997
                                    ----------------------     ----------------------     -----------------------
                                                    % TO                       % TO                        % TO
                                        TAX        PRE-TAX         TAX        PRE-TAX         TAX         PRE-TAX
                                      AMOUNT       INCOME        AMOUNT       INCOME         AMOUNT       INCOME
                                    -----------     -----      -----------     -----      ------------     -----
Computed tax expense                $16,185,000      35.0%     $15,664,000      35.0%     $ 15,872,000      35.0%
Foreign income taxed at a
  different effective rate            1,619,000       3.5          987,000       2.2         1,581,000       3.5
State income taxes, net of
  federal tax benefit                 1,345,000       2.9        2,082,000       4.7         1,145,000       2.5
Amortization of intangibles             534,000       1.2          534,000       1.2           534,000       1.2
Other                                (1,648,000)     (3.6)      (1,813,000)     (4.1)         (539,000)     (1.2)
                                    -----------     -----      -----------     -----      ------------     -----
                                    $18,035,000      39.0%     $17,454,000      39.0%     $ 18,593,000      41.0%
                                    -----------     -----      -----------     -----      ------------     -----
                                    -----------     -----      -----------     -----      ------------     -----

The U.S. Internal Revenue Service completed its examination of the Company's tax returns through fiscal year 1995 resulting in no material impact on the Company.

4. FOREIGN OPERATIONS

Net current assets and net sales of the Company's foreign subsidiaries and branches operating outside of the United States, and the Company's equity in net assets and net earnings of such operations were:

                                            1999                   1998                   1997
                                        ------------           ------------           ------------
          Net current assets            $ 99,535,000           $ 94,378,000           $ 83,540,000
          Equity in net assets           140,992,000            132,718,000            125,757,000
          Net sales                      202,799,000            194,780,000            210,606,000
          Net earnings                    11,248,000             10,807,000             11,892,000

The equity adjustment from foreign currency translation is comprised of the following:

                                                                    YEARS ENDED MARCH 31
                                                             ----------------------------------
                                                                1999                   1998
                                                             -----------            -----------
          Opening balance                                    $24,811,000            $20,965,000
          Current year                                         2,974,000              3,846,000
                                                             -----------            -----------
          Ending balance                                     $27,785,000            $24,811,000
                                                             -----------            -----------
                                                             -----------            -----------

5. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable consisting of borrowings from banks under available lines of credit were $2,752,000, $3,402,000 and $347,000 and the current portion of long-term debt was $3,103,000, $8,471,000 and $2,911,000 at March 31, 1999, 1998
and 1997, respectively. In addition, other short-term notes payable in international operations amounted to $2,279,000 and $5,981,000 at March 31, 1999 and 1998. Additional data related to the amount of short-term borrowings is not presented since it is immaterial.

The Company has available various bank credit lines amounting to $196,000,000 of which $175,000,000 is for domestic borrowings and $21,000,000 is for international borrowings. The availability of the lines of credit is subject to review by the banks involved. Commitment fees are immaterial.

Long-Term Debt
Long-term debt at March 31 is summarized below:

                                                                               1999              1998
                                                                            -----------       -----------
Promissory Notes, 7.62%, payable in equal annual installments of
  $7,000,000 from December 21, 2003 through December 21, 2007               $35,000,000       $35,000,000

Unsecured Euro term loan, 4.10%, payable in installments beginning June
  1, 2002 through March 1, 2004                                              10,143,000           --

Unsecured French Franc term loan, 4.10%, payable in installments through
  February 25, 2006                                                           5,043,000           --

Unsecured Italian lira term loan, 6.30% payable in installments through
  December 31, 2004                                                           3,416,000         3,354,000

Unsecured French franc loan, 5.10%, payable February 24, 2003                 3,362,000         3,284,000

City of Decatur, Illinois adjustable rate Industrial Revenue Bond,
  payable December 1, 2010                                                    3,000,000         3,000,000

Secured Italian lira term loans, adjustable rate, payable in
  installments through July 1, 2001                                           2,780,000         3,727,000

Unsecured French Franc loan, adjustable rate, payable in installments
  through September 18, 2003                                                  1,849,000           --

Promissory Notes, 5.42%, payable no later than September 12, 2000             1,630,000         1,811,000

Unsecured French franc loans, 7.5% to 7.75%, payable in installments
  through August 5, 2001                                                      1,192,000         2,048,000

Connecticut Development Authority Industrial Development Bond, 6.75%
  repaid October 1, 1998                                                        --              4,300,000

Other Long-Term Debt                                                            549,000           834,000
                                                                            -----------       -----------

                                                                             67,964,000        57,358,000

Less, current portion of long-term debt included in notes payable            (3,103,000)       (8,471,000)
                                                                            -----------       -----------

                                                                            $64,861,000       $48,887,000
                                                                            -----------       -----------
                                                                            -----------       -----------

Maturities of long-term debt for each of the four fiscal years 2001 through 2004 are $4,444,000, $2,598,000, $9,040,000 and $13,969,000, respectively.

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

The Company issued promissory notes, payable no later than September 12, 2000, in connection with the acquisition of the net assets of Youngs Drug Products Corporation and affiliates. Prepayments of all or portions of the notes are required as certain contractual conditions are satisfied.

With respect to the French franc loans payable through August 5, 2001, arrangements were made at the inception of the loans to convert a portion of the loans from an adjustable rate to a fixed rate.

Certain of the Company's long-term debt agreements contain covenants which require the Company to maintain a minimum level of net worth and limit total long-term liabilities to a stated percentage of total capitalization.

The fair value of long-term debt, including current maturities, was $70,532,000 at March 31, 1999 and $59,025,000 at March 31, 1998.

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

Activity for the years ended March 31, 1999, 1998 and 1997 was as follows:

                                                                                CLASS B         CAPITAL IN
                                                              COMMON            COMMON           EXCESS OF
                                                               STOCK             STOCK           PAR VALUE
                                                            -----------       -----------       -----------
Balance at March 31, 1996                                   $34,613,000       $12,592,000       $ 3,268,000
Conversion of Class B common stock to Common Stock               42,000           (42,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --                320,000
                                                            -----------       -----------       -----------
Balance at March 31, 1997                                    34,655,000        12,550,000         3,588,000
Conversion of Class B common stock to Common Stock               43,000           (43,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --                616,000
                                                            -----------       -----------       -----------
Balance at March 31, 1998                                    34,698,000        12,507,000         4,204,000
Conversion of Class B common stock to Common Stock               42,000           (42,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --                279,000
                                                            -----------       -----------       -----------
Balance at March 31, 1999                                   $34,740,000       $12,465,000       $ 4,483,000
                                                            -----------       -----------       -----------
                                                            -----------       -----------       -----------

The cost of treasury stock over or under the market value of the stock on the date of the award or issuance has been applied to capital in excess of par value, as well as any tax benefit on the appreciation of restricted stock awards.

Shares issued from treasury stock for stock awards amounted to 28,000, 36,400 and 32,700 shares at a cost of $429,000, $502,000 and $447,000 in 1999, 1998 and
1997, respectively. Shares purchased and added to treasury stock amounted to 274,400, 993,000 and 26,000 shares at a cost of $4,381,000, $16,685,000 and
$380,000 in 1999, 1998 and 1997, respectively. In 1999, the Company exchanged 155,500 shares with a value of $2,125,000 previously issued as restricted stock awards for an equivalent number of deferred stock awards.

7. RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS (DOLLARS IN THOUSANDS)

The Company has several contributory and non-contributory pension plans in which substantially all employees with over one year of service participate. The Company's funding policy is to make annual contributions to these plans in amounts equal to the minimum required by applicable regulations. The plans' assets are invested primarily in common stocks and corporate and government bonds.

The Company also provides certain health care and insurance benefits for retired employees. The cost of the benefits is accrued during the years the employees render service until they attain full eligibility for those benefits.

The components of the pension and postretirement benefit expense for the years ended March 31, 1999, 1998 and 1997 were:

                                               RETIREMENT PLANS                OTHER POSTRETIREMENT BENEFITS
                                        -------------------------------       -------------------------------
                                         1999        1998        1997          1999        1998        1997
                                        -------     -------     -------       -------     -------     -------
Service cost                            $ 8,332     $ 7,511     $ 8,127       $ 1,924     $ 1,689     $ 1,914
Interest cost                            14,846      14,785      14,721         3,775       3,871       3,659
Expected return on assets               (20,179)    (18,743)    (17,803)        --          --          --
Amortization of prior service cost        2,270       2,253       2,198        (3,415)     (3,452)     (3,414)
Amortization of transition cost          (2,065)     (2,086)     (2,096)        --          --          --
Amortization of actuarial (gain)/loss      (153)        (10)         89          (328)       (308)
Settlement losses                         --            728         106         --          --          --
                                        -------     -------     -------       -------     -------     -------
     Total benefit expense              $ 3,051     $ 4,438     $ 5,342       $ 1,956     $ 1,800     $ 2,159
                                        -------     -------     -------       -------     -------     -------
                                        -------     -------     -------       -------     -------     -------

The Company recognized settlement losses of $728,000 in 1998 and $106,000 in 1997 in conjunction with retirements.

The components of the changes in the benefit obligation were as follows:

                                                                                      OTHER POSTRETIREMENT
                                                       RETIREMENT PLANS                     BENEFITS
                                                    -----------------------          -----------------------
                                                      1999           1998              1999           1998
                                                    --------       --------          --------       --------
Benefit obligation at beginning of year             $213,311       $195,355          $ 55,344       $ 52,817
Service cost                                           8,332          7,511             1,924          1,689
Interest cost                                         14,846         14,785             3,775          3,871
Plan participants' contributions                         331            395             --             --
Amendments                                               849            889             --             --
Actuarial (gain)/loss                                 10,255         19,802            (1,369)        (1,129)
Effect of exchange rate changes                       (1,138)          (354)              (78)           (46)
Benefits paid                                        (16,901)       (25,072)           (1,820)        (1,858)
                                                    --------       --------          --------       --------
     Benefit obligation at end of year              $229,885       $213,311          $ 57,776       $ 55,344
                                                    --------       --------          --------       --------
                                                    --------       --------          --------       --------

The components of the changes in plan assets were as follows:

Fair value of plan assets at beginning of year      $241,454       $216,215             --             --
Actual return on plan assets                          36,859         39,339             --             --
Employer contributions                                 2,257         10,879          $  1,820       $  1,858
Plan participants' contributions                         331            395             --             --
Effect of exchange rate changes                         (432)          (302)            --             --
Benefits paid                                        (16,901)       (25,072)           (1,820)        (1,858)
                                                    --------       --------          --------       --------
     Fair value of plan assets at end of year       $263,568       $241,454             --             --
                                                    --------       --------          --------       --------
                                                    --------       --------          --------       --------

The following is a reconciliation of the funded status of the plans to the Company's balance sheets at March 31:

Funded status                                       $ 33,683       $ 28,143          $(57,776)      $(55,344)
Unrecognized actuarial (gain)/loss                   (43,255)       (36,140)           (9,805)        (9,029)
Unrecognized prior service cost                       10,353         11,756            (1,660)        (4,919)
Unrecognized transition obligation                    (1,801)        (3,899)            --             --
Minimum liability adjustment                          (5,509)        (6,718)            --             --
                                                    --------       --------          --------       --------
     Accrued benefit cost                           $ (6,529)      $ (6,858)         $(69,241)      $(69,292)
                                                    --------       --------          --------       --------
                                                    --------       --------          --------       --------

Amounts recognized in the Company's balance sheets at March 31 were as follows:

Other assets                                        $ 24,745       $ 21,489             --             --
Accrued expenses                                     (14,093)       (14,101)            --             --
Long-term liabilites                                 (17,181)       (14,246)         $(69,241)      $(69,292)
Intangible assets                                      5,509          6,718             --             --
                                                    --------       --------          --------       --------
     Net amount recognized                          $ (1,020)      $   (140)         $(69,241)      $(69,292)
                                                    --------       --------          --------       --------
                                                    --------       --------          --------       --------

The values at March 31 for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

                                                   1999            1998
                                                  -------         -------
            Projected Benefit Obligation          $39,248         $34,545
                                                  -------         -------
                                                  -------         -------
            Accumulated Benefit Obligation        $28,303         $25,941
                                                  -------         -------
                                                  -------         -------

            These are unfunded non-qualified plans which had no assets at March 31.

The principal assumptions used in determining 1999, 1998 and 1997 actuarial values were:

            Discount rate                     6.75 - 8%
            Rate of increase in
              compensation levels                4 - 6%
            Expected long-term rate of
              return on plan assets              8 -10%

Expense for the employee savings plan under which the Company matches the contributions of participating employees up to a designated level was $1,478,000, $1,473,000 and $1,421,000 in 1999, 1998 and 1997 respectively.

The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation for those over age 65 is 10 percent for 1999 trending to 5 percent over a five year period. For those under age 65, the trend rate is 7.1 percent for 1999 trending to 5 percent over a five year period. A one percent increase in the assumed respective annual medical cost trend rate would increase the accumulated postretirement benefit obligation by approximately $3,000,000 and the service and interest components of net postretirement benefit expense by $300,000.

8. LONG-TERM INCENTIVE PLANS

1977 Restricted Stock Award Plan

The plan as amended provides for awards of not more than 2,750,000 shares of common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. As a result of the three-for-one stock split in April, 1992 and the issuance of the Class B common stock in 1987, the 2,750,000 shares of common stock provided for in the Plan have been adjusted to 5,593,154 shares. As provided in the Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of five years from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over a five year period commencing at the date of the award.

Cumulative awards as of March 31, 1999 amount to 3,466,250 shares. There were no new awards granted in any of the past three fiscal years.

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Outstanding awards of 27,692 shares at March 31, 1999 will be issued at a future date no later than five years from the date of the award. For shares that have been issued, the market value at the date of the awards was $708,000, $1,118,000 and $680,000 in 1999, 1998, and 1997, respectively. The cost of treasury stock for these awards was $429,000, $502,000 and $346,000 in 1999, 1998 and 1997, respectively.

1996 Long-Term Incentive Plan

The plan provides for awards of not more than 4,500,000 shares of common stock, subject to adjustment for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. The awards consist of restricted and/or deferred stock or options, or a combination thereof. At March 31, 1999, 4,493,841 shares had been granted under the 1996 long-term incentive plan, with an additional grant of 87,355 shares made subject to shareholder approval of a proposal to amend the Company's 1996 long-term incentive plan to increase the number of shares authorized for issuance under the plan by 4,500,000 shares.

Stock Options

Under the plan, both qualified and non-qualified options may be granted to key executive employees at fair market value at the date of grant. The right to exercise the options, in installments, commences one year from the date of grant and expires ten years after that date. Effective April 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". As permitted by the Statement, the Company has chosen to continue to account for options granted under the plan using the intrinsic value method. Accordingly, no compensation expense has been recognized for these options. Had the fair value method of accounting, as defined in SFAS No. 123, been applied to the Company's stock options, the Company's net income would have been reduced by approximately $3,390,000 or $.08 per share in 1999, $1,940,000 or $.04 per share in 1998 and
$1,020,000 or $.02 per share in 1997. The weighted-average fair market value of options granted was $7.71, $7.31 and $6.54 in 1999, 1998 and 1997, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                      1999               1998               1997
                                                      ----               ----               ----
          Risk-Free Interest Rate                     4.9%               5.9%                6.4%
          Expected Life                                 8 yrs.             8 yrs.              8 yrs.
          Volatility                                  35.4%              36.3%              41.0%
          Dividend Yield                              1.1%               1.3%                1.5%

A summary of the status of stock options granted under the plan as of March 31, 1999, 1998 and 1997 and changes during the years ended on those dates is presented below:

                                  1999                            1998                            1997
                       --------------------------      --------------------------      --------------------------
                                    WEIGHTED-AVG.                   WEIGHTED-AVG.                   WEIGHTED-AVG.
                        OPTION       EXERCISE           OPTION       EXERCISE           OPTION       EXERCISE
                        SHARES        PRICE             SHARES        PRICE             SHARES        PRICE
                       ---------       -------         ---------       -------         ---------       -------
Outstanding April 1    2,479,601       $ 14.70         1,432,220       $ 13.63         1,054,080       $ 13.75
Granted                1,192,542         17.77         1,047,381         16.16           549,860         13.43
Exercised                 --            --                --            --                --            --
Forfeited                 --            --                --            --              (171,720)        13.75
                       ---------                       ---------                       ---------
Outstanding March 31   3,672,143       $ 15.70         2,479,601       $ 14.70         1,432,220       $ 13.63
                       ---------                       ---------                       ---------
                       ---------                       ---------                       ---------

The following table summarizes information about stock options outstanding at March 31, 1999:

                                  OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                  ---------------------------------------------------       -------------------------------
  RANGE OF          NUMBER          WEIGHTED-AVG.       WEIGHTED-AVG.         NUMBER          WEIGHTED-AVG.
  EXERCISE        OUTSTANDING        REMAINING           EXERCISE           EXERCISABLE        EXERCISE
   PRICES         AT 3/31/99           LIFE               PRICE             AT 3/31/99          PRICE
-------------      ---------          ---------            -------           ---------           -------
  $12.13 to
  $19.69           3,672,143          8.6 years            $ 15.70           1,212,855           $ 14.20

Stock Awards

Restricted and/or deferred stock awards which are awarded subject to restrictions, may not be disposed of by the recipient for a period of four years from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over a four-year period commencing at the date of the award.

Award transactions for the past three years were:

                                                                        SHARES
                                                      -------------------------------------------
                                                       1999              1998              1997
                                                      -------           -------           -------
          Cumulative Awards--Beginning of
            Year                                      606,689           361,168           263,520
          New Awards                                  302,364           245,521           172,800
          Forfeited Awards                              --                --              (75,152)
                                                      -------           -------           -------
          Cumulative Awards--End of Year              909,053           606,689           361,168
                                                      -------           -------           -------
                                                      -------           -------           -------

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Outstanding awards of 891,625 shares at March 31, 1999 will be issued at a future date no later than four years from the date of the award. For shares that have been issued, the market value at the date of the award was $91,000 in 1997. The cost of treasury stock for this award was $101,000 in 1997. Awards forfeited during 1997 and returned to treasury stock consisted of 40,707 shares valued at $556,000. The differences between the market value at the date of the awards and the cost of the treasury stock were included in capital in excess of par value or retained earnings.

9. ACQUISITIONS

At the beginning of fiscal 1999, the Company acquired the Femfresh line of feminine hygiene products in England for approximately $3,600,000.

In February, 1999, the Company acquired the Barbara Gould line of skin care products in France for approximately $15,100,000. Sales of this product line will commence in the fiscal year beginning April 1, 1999.

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

10. SHORT-TERM INVESTMENTS

At March 31, 1999 and 1998, short-term investments were intended to be held to maturity and have remaining maturities of less than one year. The amortized cost approximated fair value. The amortized cost of certificates of deposit were $12,977,000 and $23,768,000, respectively, in 1999 and 1998. The amortized cost of commercial paper was $13,174,000 in 1999. In addition, included in 1999 and 1998 are Canadian government securities in the amount of $5,719,000 and $2,058,000, respectively.

11. BUSINESS SEGMENTS (DOLLARS IN THOUSANDS)

The Company has adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information." Adoption of this statement has resulted in a change to the Company's reportable business segments. Previously, the reportable business segments were Consumer Products and Health Care. As a result of the adoption of this new standard, the reportable business segments are Domestic Consumer Products, Domestic Health Care and International. Prior year segment data is presented in the new format.

Domestic Consumer Products primarily include anti-perspirants and deodorants, condoms, at-home pregnancy and ovulation test kits, hair removal products, tooth whitening products and various pet products. These products are promoted directly to the consumer by television and other advertising media and are sold to wholesalers and various retailers. They are manufactured and sold by the Company's consumer products divisions.

Domestic Health Care products primarily include prescription pharmaceuticals as well as professional diagnostic products. These products are promoted to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold by the Company's health care products divisions.

International products primarily include consumer products such as anti-perspirants and deodorants, condoms, at-home pregnancy and ovulation test kits, skin care and oral hygiene products, as well as health care products such as over the counter pharmaceuticals and diagnostic products. These products are sold throughout the world by various subsidiaries and distributors. International products include many of the same consumer and health care products which are sold domestically, as well as certain consumer and health care products which are sold exclusively in international markets.

Some of the Company's domestic divisions sell to a small number of high volume customers, the largest of which accounted for approximately 9.6% of consolidated net sales during fiscal 1999.

                                                                          MARCH 31
                                                  ---------------------------------------------------------
                                                    1999                     1998                    1997
                                                  ---------                --------                --------
Sales
     Domestic Consumer Products                   $ 283,228                $276,681                $270,916
     Domestic Health Care                           181,157                 188,961                 164,574
     International                                  204,487                 196,587                 213,265
                                                  ---------                --------                --------
     Consolidated                                 $ 668,872                $662,229                $648,755
                                                  ---------                --------                --------
                                                  ---------                --------                --------

Operating Profit
     Domestic Consumer Products                   $  44,807                $ 33,409                $ 32,938
     Domestic Health Care                            40,282                  49,115                  40,850
     International                                   14,969                  13,664                  15,093
     Domestic net interest expense                   (2,037)                 (2,044)                   (807)
     Other (expense) net of other income            (12,091)                 (7,606)                 (2,633)
     General Corporate expenses                     (39,686)                (41,783)                (40,092)
                                                  ---------                --------                --------
     Earnings before taxes on income              $  46,244                $ 44,755                $ 45,349
                                                  ---------                --------                --------
                                                  ---------                --------                --------

Identifiable Assets
     Domestic Consumer Products                   $ 211,776                $210,011                $219,761
     Domestic Health Care                           119,783                 122,784                 116,979
     International                                  177,759                 154,501                 158,395
     Corporate Assets                               212,634                 206,317                 190,787
                                                  ---------                --------                --------
     Total Assets                                 $ 721,952                $693,613                $685,922
                                                  ---------                --------                --------
                                                  ---------                --------                --------

Depreciation and Amortization
     Domestic Consumer Products                   $  10,805                $ 10,139                $  9,172
     Domestic Health Care                             6,187                   6,027                   5,561
     International                                    5,339                   5,195                   5,389
                                                  ---------                --------                --------
     Total Operating Segments                     $  22,331                $ 21,361                $ 20,122
                                                  ---------                --------                --------
                                                  ---------                --------                --------

Capital Expenditures
     Domestic Consumer Products                   $  12,553                $  8,038                $ 23,334
     Domestic Health Care                             1,678                   4,094                   2,876
     International                                    2,838                   3,102                   3,626
                                                  ---------                --------                --------
     Total Operating Segments                     $  17,069                $ 15,234                $ 29,836
                                                  ---------                --------                --------
                                                  ---------                --------                --------

Corporate assets include principally cash and cash equivalents, short-term investments, miscellaneous receivables, deferred taxes and other miscellaneous assets.

12. RENTAL EXPENSE AND LEASE COMMITMENTS (DOLLARS IN THOUSANDS)

Rental expense for operating leases with a term greater than one year for 1999, 1998 and 1997 was as follows:

                                REAL PROPERTY
    RENTAL           REAL       SUB-RENTAL         NET REAL          EQUIPMENT
    EXPENSE        PROPERTY       INCOME           PROPERTY          AND OTHER
---------------    --------     -------------     -------------     --------------
     1999          $ 8,021        $  (2,702)         $ 5,319           $  6,837
     1998            8,056           (2,749)           5,307              6,615
     1997            6,600           (1,640)           4,960              6,260

The real property rental expense for 1999, 1998 and 1997 excludes approximately $1,000, $900 and $2,200, respectively, of rental costs which have been charged to the one-time charges for restructuring of operations and facilities.

Minimum rental commitments, in thousands of dollars, under non-cancellable leases in effect at March 31, 1999 were as follows:

                                REAL PROPERTY
MINIMUM RENTAL       REAL       SUB-RENTAL         NET REAL          EQUIPMENT         CAPITAL LEASE
  COMMITMENTS      PROPERTY       INCOME           PROPERTY          AND OTHER         OBLIGATIONS
---------------    --------     -------------     -------------     --------------     -------------
     2000          $ 9,222        $  (3,071)         $ 6,151           $    578           $   496
     2001            9,783           (3,154)           6,629                271               427
     2002            9,122           (3,381)           5,741                 75               373
     2003            8,102           (3,381)           4,721                 31               211
     2004            7,465           (3,381)           4,084                  4               168
   2005-2012        55,071          (25,609)          29,462                 --               320
                                                                                          -------
                                                                                            1,995
  Less interest and executory cost                                                           (342)
                                                                                          -------
  Present value of minimum lease payments (of which $400 is included in current
  liabilities)                                                                            $ 1,653
                                                                                          -------
                                                                                          -------

Included in the real property rental commitments indicated above is approximately $15,100 of future rental costs which were included in the one-time charges for restructuring of operations and facilities. These costs are associated with the subleasing of office space on which the Company holds a long-term lease.

13. SUPPLEMENTAL FINANCIAL INFORMATION

The following is presented in support of balance sheet captions:

                                                                             MARCH 31
                                                                  --------------------------------
                                                                    1999                    1998
                                                                  --------                --------
                                                                       (dollars in thousands)
      Intangible Assets:
        Excess of purchase price of businesses acquired over the
           net assets at date of acquisition                      $121,339                $120,348
        Trademarks                                                  48,714                  29,090
        Other                                                       32,525                  33,832
                                                                  --------                --------
                                                                   202,578                 183,270
        Accumulated amortization                                    66,189                  58,728
                                                                  --------                --------
                                                                  $136,389                $124,542
                                                                  --------                --------
                                                                  --------                --------
      Accounts Payable:
        Trade                                                     $ 43,388                $ 31,943
        Other                                                          696                     563
                                                                  --------                --------
                                                                  $ 44,084                $ 32,506
                                                                  --------                --------
                                                                  --------                --------
      Accrued Expenses:
        Salaries and wages                                        $ 32,920                $ 30,388
        Advertising and promotion                                   21,144                  19,042
        One-time charges                                             1,476                   2,592
        Retirement and related plans                                15,411                  14,794
        Other                                                       36,316                  40,035
                                                                  --------                --------
                                                                  $107,267                $106,851
                                                                  --------                --------
                                                                  --------                --------
      Other Long-Term Liabilities:
        Retirement plans                                          $ 17,181                $ 14,246
        One-time charges                                             9,867                  11,036
        Other                                                       11,674                   8,726
                                                                  --------                --------
                                                                  $ 38,722                $ 34,008
                                                                  --------                --------
                                                                  --------                --------

Income taxes paid were $21,959,000, $6,584,000 and $10,240,000 in 1999, 1998 and
1997 respectively. Interest paid was $4,527,000, $4,047,000 and $4,498,000 in
1999, 1998 and 1997, respectively.

14. LITIGATION INCLUDING ENVIRONMENTAL MATTER

Environmental Matter

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May 1991, the United States Environmental Protection Agency ("EPA") issued special notice letters under the Comprehensive Environmental Response, Compensation and Liability Act to Lambert Kay and about 50 other potentially responsible parties ("PRPs") notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September 1991 and in February 1994, the Company and 21 other PRPs, without admitting liability, entered into consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site, including the remedial investigation and feasibility study, and to reimburse EPA for certain costs. The estimated cost of this work is about $4.1 million. The Company's share of this cost is estimated to be $157,000, which includes an allowance for insolvency or nonpayment of other PRP's shares. To date the Company has paid or received credit for about $140,000. In addition, the Company and other settling PRPs have sued certain nonsettlors for their share of these costs and have obtained some settlement recoveries. Based on preliminary information from the site investigation work (which is not completed), the total cost for performing the current and future work at Barkhamsted, including the site investigation work, is estimated to be from $6 to $32 million. In June 1995, the Connecticut legislature authorized the issuance of bonds to pay for approximately $7 million of the future cleanup costs at the site. The issuance of these bonds is expected to reduce by that amount those cleanup costs subject to PRP funding. Based on expected PRP participation in future cleanup work and other factors, the Company anticipates that its share of projected cleanup costs subject to PRP funding (including costs incurred to date) will be not more than 4 to 5% of total cleanup costs, and that the Company's total expenditure will therefore range from about $250,000 to $1,500,000. Thus, although applicable environmental law provides for joint and several liability for the cost of cleanup work, based on present estimates, the Company believes that the other PRPs will pay substantially all of their allocated percentage shares of cleanup costs.

The Company believes, based upon the information available at this time, that the environmental matter discussed above will not have a material effect on its financial statements.

Litigation

Two federal securities class action suits filed in 1994 by stockholders against the Company and certain of its present and former officers in the United States District Court, Southern District of New York, were consolidated for all purposes. A Consolidated Amended Complaint was filed, followed by a Second Amended Class Action Complaint. The consolidated action purports to be on behalf of all persons who purchased the Company stock in the period from January 20, 1994 through July 31, 1994. The complaint alleges that certain statements made by the Company with respect to the safety and anticipated future sales of its anti-epilepsy drug Felbatol were false and misleading. Both the Consolidated Amended Complaint and the Second Amended Class Action Complaint, which seek damages in an unspecified amount, were dismissed by the District Court for failure to state a claim upon which relief can be granted. The United States Court of Appeals for the Second Circuit affirmed the dismissal on all claims except those based on allegedly false statements in medical journal advertisements. The Company then moved for judgment on the pleadings with respect to those remaining claims. This motion is currently awaiting decision.

There are three pending product liability actions against the Company alleging various adverse reactions and other injuries suffered as a result of using Felbatol. Damages are alleged in these actions from unspecified amounts up to $67,000,000. The Company believes it has adequate product liability insurance with respect to these actions. While the Company also believes that its product liability insurance would cover punitive damages judgments, its insurance carriers have neither confirmed nor denied this belief. In the law of certain states there is an expressed public policy against the enforceability of insurance covering punitive damages.

The Company, along with numerous other drug manufacturers, wholesalers and suppliers, was named in a series of class action suits, the first of which was filed in August, 1994 in the California Superior Court, San Francisco County. These suits were brought on behalf of all California independent retail pharmacists who had purchased any brand name prescription drugs since August, 1989. The complaint alleged that the defendants, including the Company, entered into a conspiracy to fix prices for brand-name prescription drugs and gave lower prices to certain favored purchasers, while the alleged favored prices were denied to the plaintiffs. Plaintiffs are seeking injunctive relief and unspecified trebled compensatory damages, restitution of unspecified amounts by which defendants are alleged to be unjustly enriched and litigation costs, interest and attorney's fees. Class certification of the price-fixing conspiracy claims was granted by order dated June 23, 1995, establishing a class of independent retail pharmacists and small chains with ten or fewer California locations. An individual action brought by two mid-size chain pharmacies was subsequently coordinated with the consolidated class action as an "add-on" case asserting virtually identical claims and demands for relief. Plaintiffs in that action have amended their complaint to seek class certification, which has not been granted. There has been no activity in these cases since 1996.

The Company, along with numerous other drug manufacturers, has been named in a class action suit filed in July, 1994 in California Superior Court, County of San Francisco, brought on behalf of a class of California consumers who purchased drugs from independent retail pharmacies. The complaint alleges that certain drug manufacturers, wholesalers and suppliers, including the Company, conspired to fix prices for brand-name prescription drugs that were sold to California independent retail pharmacists. The complaint seeks unspecified trebled compensatory damages relating to overcharges, restitution of amounts by which defendants were allegedly unjustly enriched and litigation costs, interest and attorney's fees. By court order dated August 16, 1995, class certification was granted to the extent of certifying a class of California consumers who purchased drugs from independent retail pharmacies and pharmacy chains with ten or fewer California locations. Two "add-on" class action complaints were thereafter filed and coordinated with the consolidated class action, seeking to expand the class to include consumers who purchased drugs from chain pharmacies with more than ten locations in California. The expanded class has not been certified. On February 4, 1999 the Company, together with a majority of the defendants, entered into an agreement to settle the consumer class actions, and the settlement has been approved by the Court. This settlement did not have a material adverse effect on the Company's financial statements.

The Company, along with numerous other drug manufacturers, an Alabama drug wholesaler and a national mail-order pharmacy, had initially been named in a class action suit filed in May, 1994 in the Alabama Circuit Court, Greene County. This suit was brought on behalf of a class of independent drug stores and pharmacies, and alleged that the named (and certain unnamed) defendants discriminated against the plaintiffs in according more favorable prices to mail-order pharmacies and large health care providers pursuant to an alleged conspiracy to regulate or fix the price, or limit the quantity, of prescription drugs sold in the State of Alabama in violation of Alabama law. By a First Amended Complaint dated January 17, 1995, the three named plaintiffs retracted all class claims. In subsequent, amended pleadings, plaintiffs have sought to reassert their class action claims, alleging that the defendant drug manufacturers, wholesalers and health maintenance organizations had engaged in a price-fixing conspiracy, monopolization and attempted monopolization, fraud and civil conspiracy, in violation of Alabama statutory and common law, and seeking a declaratory judgment, statutory damages of $500 per instance of alleged injury, unspecified actual and punitive damages, litigation costs and interest. The court granted defendants' motion to change the venue of the action and the case has been transferred to the Alabama Circuit Court for Tuscaloosa County. Plaintiffs' motion for class certification and defendants' motion to strike the class action allegations are now pending before the court. Defendants filed a motion for judgement on the pleadings on the ground that Alabama antitrust law only applies to intrastate commerce. That motion was denied by the Circuit Court, but granted by the Alabama Supreme Court on appeal. The Alabama Supreme Court then ordered a rehearing after one Judge recused himself. No date has yet been set for rehearing.

The Company, along with numerous other drug manufacturers was named in a class action lawsuit filed in January, 1996 in Alabama Circuit Court, Clarke County, brought on behalf of a class of consumers who purchased brand-name prescription drugs from independent retail pharmacies in jurisdictions alleged to grant standing to "indirect purchasers" to bring suit upon price overcharge claims. These jurisdictions include Alabama, the District of Columbia, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico and Wisconsin. Plaintiffs allege that defendants, in violation of Alabama law, conspired to sell brand-name prescription drugs to mail-order pharmacies at lower prices than those charged to independent retail drug pharmacies, and that as a result plaintiffs have paid higher than competitive prices for brand-name prescription drugs. Plaintiffs seek unspecified compensatory and punitive damages, an injunction, litigation costs and attorney's fees. The case was certified for class treatment by the state court, but was then removed by defendants to federal court and transferred to the Northern District of Illinois. The federal court vacated the class certification order of the state court. An appeal by plaintiffs from the federal court's refusal to remand the case to Alabama state court was granted and the district court's order reversed. As a result, the case was remanded to Alabama state court. Defendants have filed two motions to dismiss the complaint, but these motions have not yet been argued. On December 17, 1998 the court stayed this action pending proceedings in the Alabama Supreme Court in the retailer class action litigation described above.

The Company believes, based on opinion of counsel, that it has good defenses to each of the above-described legal actions and should prevail. The Company might at some point in time elect to attempt to settle one or more of these cases. At this stage, however, the Company does not know whether these cases, or any of them, will be settled or at what amounts.

The Company is engaged in litigation with Tambrands Inc. in Supreme Court of the State and County of New York arising out of a patent infringement and misappropriation suit previously filed against both companies in the United States District Court, Southern District of New York, by New Horizons Diagnostics Corporation ("NHDC"), et al. The NHDC suit, which was settled and discontinued in July 1996, asserted claims with respect to certain "gold sol" technology (used in the Company's First Response and Answer home pregnancy and ovulation predictor test kits) that the Company had acquired from Tambrands pursuant to a written purchase agreement in March 1990. The Company paid an immaterial amount toward that settlement. In the pending Supreme Court action, Tambrands seeks reimbursement from the Company of an unspecified portion of the amount paid by Tambrands in settlement of the NHDC suit, and for defense costs. The parties are presently engaged in discovery. The Company believes it has good defenses, under the terms of the purchase agreement, to Tambrands' claim.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, gross margin, net earnings and earnings per share are set forth in the following table (dollars in thousands, except per share amounts).

                                                          QUARTER ENDED
                                        --------------------------------------------------
1999                                    JUNE 30       SEPT. 30      DEC. 31       MARCH 31         TOTAL YEAR
----                                    --------      --------      --------      --------         ----------
  Net sales                             $169,662      $169,169      $162,241      $167,800          $668,872
  Gross margin                           106,247       102,402        99,517       107,259           415,425
  Net earnings                             9,493         5,916         7,839         4,961            28,209
  Earnings per share--basic and
  diluted                                    .21           .13           .17           .11               .62

1998
----
  Net sales                             $170,115      $168,459      $152,521      $171,134          $662,229
  Gross margin                           110,133       106,119        95,855      108,933            421,040
  Net earnings                             9,310         4,726         6,819        6,446             27,301
  Earnings per share--basic and
  diluted                                    .20           .10           .15          .14                .59

16. FELBATOL (FELBAMATE)

As previously reported, in the years ended March 31, 1995 and 1996 the Company incurred one-time charges to pre-tax earnings totaling $45,980,000 related to use restrictions for Felbatol. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, in the range of $20,000,000 on a pre-tax basis.

INDEPENDENT AUDITORS' REPORT

[KPMG LOGO]

                 345 Park Avenue
                 New York, NY 10154

The Board of Directors and Stockholders
Carter-Wallace, Inc.:

We have audited the accompanying consolidated balance sheets of Carter-Wallace, Inc. and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of earnings, retained earnings and comprehensive earnings, and cash flows, for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter-Wallace, Inc. and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles.

May 5, 1999

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

Ralph Levine
President and Chief Operating Officer

Paul A. Veteri
Executive Vice President and Chief Financial Officer

T. Rosie Albright
Vice President, Consumer Products, U.S.

John Bridgen, Ph.D.
Vice President, Diagnostics, U.S.

James C. Costin, M.D.
Vice President, Medical and Scientific Affairs

Donald R. Daoust, Ph.D.
Vice President, Quality Control

Thomas G. Gerstmyer
Vice President, Pharmaceuticals, U.S.

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

Thomas G. Gerstmyer,  President, Wallace Laboratories

Adrian J. L. Huns, President, International

Michael J. Kopec, President, Manufacturing

Thomas M. McShane, President, Lambert Kay


PRINCIPAL SUBSIDIARIES

Howard E. Cocker, Managing Director, Carter-Wallace Limited (United Kingdom)

Francois Depoil, President, Laboratoires Fumouze S. A. (France)

Gregory J. Drohan, President, Carter-Horner Inc. (Canada)

Alan W. Nash, Managing Director, Carter-Wallace (Australia) Pty. Limited

Jordi Pruja, Managing Director, Icart S.A. (Spain)

Stephen W. Riley, President, Carter Wallace, S. A. (Mexico)

Lino Santambrogio, Managing Director, S.p.A. Italiana

Laboratori Bouty (Italy)

                                                               Printed in U.S.A.

                  CARTER-WALLACE, INC.
              1345 Avenue of the Americas
                  New York, NY 10105