Form 10-K405, Exhibit 13
period 2000-03-31
CARTER WALLACE INC /DE/
filed 2000-06-21
CIK 18000

CARTER-WALLACE

                ANNUAL REPORT FOR THE YEAR ENDED MARCH 31 2000

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

        CARTER-WALLACE, INC.
        ANNUAL REPORT
        For the year ended March 31, 2000

        FINANCIAL HIGHLIGHTS                     2000              1999
        Net sales                            $747,668,000      $668,872,000
        Earnings before taxes                  71,036,000        46,244,000
        Net earnings                           43,332,000        28,209,000
        Earnings per share--basic                  $  .96            $  .62
        Earnings per share--diluted                $  .94            $  .62
        Dividends                              10,809,000         9,931,000
        Dividends per share                         $ .24            $  .22
        Average shares outstanding             45,019,000        45,180,000
        Number of stockholders of record
          Common                                    1,913             2,108
          Class B common                            1,142             1,241


                [LOGO]
                The Company markets
                toiletries, pharmaceuticals,
                diagnostic specialties,
                proprietary drugs and pet products

   CONTENTS

   Report to Stockholders                                    2

   Summary of Selected Financial Data                        7

   Management's Discussion and
      Analysis of Results of Operations
      and Financial Condition                                8

   Description of Business Segments                         11

   Consolidated Balance Sheets                              12

   Consolidated Statements of Earnings, Retained
      Earnings and Comprehensive Earnings                   14

   Consolidated Statements of Cash Flows                    15

   Notes to Consolidated Financial Statements               16

   Independent Auditors' Report                             30

   Directors and Officers                                   31

   Facilities and Corporate Information                     32

REPORT TO STOCKHOLDERS

In the fiscal year ended March 31, 2000, sales increased to an all-time high. The Company's consolidated sales were $747,668,000 compared to the prior year's sales of $668,872,000, for a gain of 12%.

The Company's earnings increased by 55% to $.96 per basic share for the fiscal year ended March 31, 2000 compared to $.62 per basic share in the prior year. On a diluted basis, the Company earned $.94 per share in the current year compared to $.62 per share in the prior year.

SALES

Sales in the Company's three business segments were Domestic Consumer Products $304,253,000, Domestic Health Care $206,158,000 and International $237,257,000.
Domestic Consumer Products were 41%, Domestic Health Care were 27% and International were 32% of total sales. These sales compare to a year ago of $283,228,000, $181,157,000 and $204,487,000, respectively. Lower foreign exchange rates had the effect of decreasing International sales by approximately $10,400,000.

DIVIDENDS

Dividends of $.24 per share were paid in the fiscal year ended March 31, 2000 compared to $.22 per share in the prior year. The Company has paid dividends for 117 consecutive years.

CARTER PRODUCTS DIVISION

The Division achieved another record in sales revenues for the year through innovative new product introductions and the further strengthening of several core franchises. This performance was attained even as the retail industry, particularly food outlets, continued to consolidate. The Division's key brand segments remained prominent in the market and several Carter Products are the preeminent brand in their category.

Factory shipments of Trojan brand condoms reached a record high. Combined market share for all the Division's condom brands continued to rise to over 68% of total condom category sales this year. Both Trojan and Naturalamb brands increased their market position. Leadership advertising, effective promotion, comprehensive educational programs and innovative line extensions continue to improve the brand's leading position in this market. Trojan Supra polyurethane condoms were introduced in July 1999.

Sales volume for the Arrid line of anti-perspirants and deodorants increased year to year even as competition in this category intensified. The Arrid brand successfully introduced new fragrances for the solid and aerosol segments and improved the aerosol product for greater efficacy. Arrid also continued its successful advertising campaign, focusing on the powerful protection of Arrid in stressful situations.

The Nair line of hair removal products continues to be the number one brand in this category and has increased sales volume in the depilatory and wax segments. Nair 4-minute lotion, the Nair Bikini Kit and Nair Raspberry Razz-ma-tazz lotion were successfully introduced in the latter part of the year, further expanding the presence of Nair in the fast growing hair removal category.

Pearl Drops continues to be competitive in the specialty tooth whitening category. This segment faces pressure from mainstream brands that have introduced whitening line extensions.

The Division continues to be one of the leading marketers of at-home pregnancy and ovulation test kits. Sales of both the First Response and Answer pregnancy and ovulation test kits performed well. On a combined basis First Response and Answer ovulation test kits are number one in this category.

WALLACE LABORATORIES DIVISION

The Wallace Laboratories Division posted strong sales performance from the continued growth of Astelin Nasal Spray and the introduction of several new cough/cold prescription products.

Astelin Nasal Spray, the only prescription antihistamine nasal spray on the market, continued to grow. It is the Division's most promoted product throughout the year, but the heaviest emphasis is during the spring and fall allergy seasons.

Two studies evaluating Astelin Nasal Spray in patients with vasomotor (perennial, nonallergic) rhinitis were completed during fiscal 2000. Both studies demonstrated that Astelin was effective across all the measured symptoms of vasomotor rhinitis, and a filing was made to the Food and Drug Administration
(FDA) in November 1999 for this indication. If approved, Astelin Nasal Spray will be the only antihistamine in the United States with claims for both allergic and nonallergic rhinitis.

A filing to the FDA for the Astelin pediatric indication was made in June 1999. In May 2000 the Division received approval from the FDA.

Astelin Nasal Spray is marketed under a joint venture agreement with ASTA Medica AG. Under this agreement, Carter-Wallace, through the Wallace Laboratories Division, is responsible for all manufacturing, selling, marketing and administrative services for Astelin and is compensated by the joint company for these activities.

The Division's cough/cold product line underwent many changes in fiscal 2000. This includes the reformulation of Rynatan tablets, which was introduced in May 1999 under an agreement with the Warrick Division of Schering-Plough Corporation. In addition, the Division introduced the prescription cough/ cold products Ryna-12 Pediatric Suspension, a twice-a-day liquid antihistamine decongestant, and Tussi-12 tablets for coughs. These products, along with Tussi-12 suspension, a twice-a day liquid prescription cough preparation introduced in December 1998, received major promotional support, primarily during the cough/cold/flu season. As many of these products are appropriate for pediatric patients, the Division strengthened its promotional efforts in the pediatric area during fiscal 2000.

While major promotional emphasis was placed on Astelin Nasal Spray and the cough/cold products, the Soma family of products also received promotional support targeted to appropriate physicians throughout the year.

The Division continues to explore line extensions, new pharmaceutical products and licensing/acquisition opportunities that would broaden or complement existing product lines, as well as co-promotion agreements.

WAMPOLE LABORATORIES DIVISION

Wampole Laboratories closed out the millennium with the best year in its history. Sales and earnings both grew substantially year over year as the Division continued to increase market share in key segments and realize the full benefit from new products introduced in the prior year.

The key to Wampole's growth is its enzyme immunoassay (EIA) business and, once again, the Division was successful in placing a record number of automated instrument platforms that utilize Wampole test kits. EIA products to detect infectious disease, particularly C. difficile, and autoimmune disease showed very good growth, aided by a full year of sales for Macra Lp(a), a cardiovascular risk assessment test and MicroTrak Chlamydia.

Results also benefited from a full year of sales for MicroTrak direct fluorescence assays and for the Analyst point-of-care chemistry system.

Sales of existing point-of-care products were strong, especially in areas of pregnancy testing, following the forced withdrawal of a major competitor from the market. Mono-Plus, a rapid test for infectious mononucleosis performed in the physician's office, continued to demonstrate sales growth well over that of the market.

One of the more significant drivers of Wampole's growth was its alliance with Allegiance Healthcare, one of the largest distributors of hospital products in the country. By partnering with Allegiance, the Division is able to effectively penetrate many of the managed care buying groups with which Allegiance has preferred vendor status. This relationship is expected to continue to grow and to contribute to the Division's future success in a rapidly consolidating marketplace.

LAMBERT KAY DIVISION

Lambert Kay's broad range of pet products, once sold primarily through independent pet stores, is now found in all major pet chains and many major mass market outlets. The recent explosion of the Internet has opened another opportunity for the Division to provide our customers with the products and convenience they want. This year, several pet product Internet Webstores debuted and Lambert Kay products are available on most of them. In addition, Lambert Kay's own Website brings pet owners detailed information on our full range of products and is updated regularly to highlight new products and other facts and useful tips that would be of interest to our customers.

Lassie dog products and Tiny Tiger feline products are the Lambert Kay names displayed on the shelves of mass market and grocery stores. Lambert Kay's products fall into seven broad categories: grooming aids, grooming tools, nutritional supplements, medical products, training aids, chain collars and leads, and toys for dogs and cats.

The Division continued to introduce new products during the year. Two unique pet shampoos were brought to market. Spot Secure shampoo can be used in between applications of the popular new "spot-on" flea and tick products whose protection generally lasts for several weeks. Mr. Spats' no-rinse cat shampoo eases the frequently awkward job of washing a cat. Because no water is needed to activate the cleansing action of the product there is less resistance to the grooming.

In the nutritional category, Shed Relief, a food supplement that helps control excess shedding in dogs and cats, and Theralin Tabs, complete vitamin and mineral supplements for dogs and cats, were introduced. Ten new hardware products were also offered, including the unique Hair Raiser Shedder dead hair remover. Four new pin and brush grooming aids, under the Twinco brand name, were also brought to market. This variety of pin and pin/bristle brushes, are needed to deal effectively with the wide variety of pet coats.

Color Guard prong training collars and accessories, in distinctive gold colored steel, were added this year to our current wide selection of metal dog collars and leads.

INTERNATIONAL DIVISION

The International Division achieved substantial growth during the past year, attaining record sales and profits. All subsidiary operations including Canada, Mexico, Australia, England, France, Italy and Spain contributed higher sales during the fiscal year. The Division benefited from higher unit volumes for existing products, product introductions and line extensions, selective selling price increases and the full year impact of several consumer product line acquisitions. These robust results were partially offset by a strengthening U.S. dollar, which had the effect of reducing the Division's sales and profit contribution when restated for U.S. financial reporting.

Consumer products displayed sales gains in a number of product segments and geographic areas. Our depilatory lines performed extremely well, with significant sales gains for Nair in Mexico and Canada and for Taky in Spain. A full line of depilatory products was successfully launched in France under the Nair trademark. Nair continues to be a leading brand in the Middle East. The full year impact of the acquisition of the Barbara Gould line of facial cleansing and skin care products lent strength to our performance in France. Lineance, a line of anticellulite skin care products, continued to maintain a dominant mass market share in France. In Spain, the market share for the Division's Eudermin skin care products increased as a result of product line extensions and expanded distribution. Our Curash line of baby products in Australia, augmented by several new offerings, also achieved considerable growth during the fiscal year.

Oral care sales advanced during the year with the full year effect of the acquisition of Ultrafresh in Australia and New Zealand. Ultrafresh is a leading brand in the mouthwash segment in these countries. Intense competition from a number of major international brands continues to affect the whitening toothpolish category; however Pearl Drops maintained a strong showing in Australia as well as in England, Germany, Switzerland, Holland and Italy. During the year, Pearl Drops was successfully established in Poland. Denture adhesive sales increased in Italy as sales of the Orasiv brand in pharmacies have been complemented by mass-market sales under the Rigident name. The home pregnancy and ovulation market segments continue to be characterized by an increasing number of private label brands and severe price competition; however the Division has maintained a strong presence for its brands in Australia, Canada, Italy, England and Mexico.

At the end of fiscal 2000, the Trojan brand of condoms attained the number one market share in Canada. In just over a year, the brand's market share has grown from 36% at the end of 1998 to the current 41% share. Our brands of topical analgesic products, Antiphlogisine Rub A-535 maintained its leading position in Canada and Dencorub continued to perform well in Australia.

The Division's line of OTC health care and pharmaceutical products maintained strong positions in a number of foreign markets. In Canada, higher sales were achieved for Gravol antinauseant, Ovol antiflatulent and Bentasil throat lozenges. In France, Sterimar, a nasal decongestant, continued to grow and expand its leading market share. OTC health care sales in Italy were very strong, led by Cerulisina, a preparation to remove ear wax, NeoEmocicatrol, a topical coagulant, and Verelait, a lactose-based laxative, a product acquired during the year.

In Mexico, pharmaceutical sales advanced to record levels due to the Pangavit line of vitamin supplements, Colfur, an antidiarrheal, and Somalgesic, an analgesic muscle relaxant.

Professional diagnostic sales in France posted moderate growth from the introduction of several new products, including tests for assessing lipid metabolism and for diagnosing early stages of toxoplasmosis. A new confirmatory test for detecting a broad range of parasitic antigens strengthened our leadership position in parasitology testing. Our subsidiary in Italy continues to expand its extensive product lines with new tests in both enzyme and radioimmunoassay technologies. The introduction of new infectious diseases screening and confirmatory tests, along with tests for cardiovascular disease and autoimmunity has helped maintain strong sales in Europe. The Isolator microbiology system continues to maintain successful niche markets in Europe and Canada.

RESEARCH & DEVELOPMENT

Expenses for research and development totaled $28,508,000 for the fiscal year ended March 31, 2000, compared to $25,846,000 in the prior fiscal year.

Research at independent facilities determined that taurolidine induced cell death in numerous human cancer cells in vitro. These developments prompted the Company to initiate an R&D program directed at multiple cancer cell lines to determine if taurolidine has clinically important antineoplastic activity. An Investigational New Drug Application (IND) was filed with and accepted by the FDA. A clinical trial in patients with ovarian cancer is in progress. Additional clinical trials in patients with other malignancies, including leukemia and brain cancer, are planned for the coming year.

Two multicenter Phase III studies showed that Astelin Nasal Spray is effective for treating vasomotor (perennial, nonallergic) rhinitis. A Supplemental

New Drug Application was submitted to the FDA for use in adults with vasomotor rhinitis. If approved, Astelin Nasal Spray would be indicated for both allergic and nonallergic vasomotor rhinitis. Another Supplemental New Drug Application was submitted for Astelin Nasal Spray's use for children under 12 years old and FDA approval was received in May, 2000. The Astelin tablet NDA for allergic rhinitis is pending at the FDA. The Company has not decided whether to seek final approval for this NDA.

The Felbatol (felbamate) Patient Registry, introduced in 1997, continues to provide useful patient data. The Registry will help determine if a monitoring test can be developed that will then allow Felbatol to be used with greater safety for patients with epilepsy. Over one thousand new patients were enrolled in the Registry by the end of fiscal 2000.

The Company has an option to license a new chemical entity, fluorofelbamate. In preclinical studies, this entity has four to ten times the antiseizure effectiveness demonstrated by felbamate.

FACILITIES

In order to meet expected demand for Trojan condoms, an expansion of our condom manufacturing facility in Colonial Heights, Virginia was approved in fiscal 1998. The expansion was completed on time in fiscal 2000.

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

Henry H. Hoyt, Jr.,
Chairman of the Board and
Chief Executive Officer

Ralph Levine
President and
Chief Operating Officer

                                                                  June 13, 2000

Carter-Wallace, Inc. and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

                                                                     YEARS ENDED MARCH 31
                                               ----------------------------------------------------------------
                                                 2000          1999          1998          1997          1996
                                               ----------------------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA)
OPERATIONS
  Net sales                                    $747,668      $668,872      $662,229      $648,755      $658,940
  Earnings before one-time charges in 1996
     and taxes                                   71,036        46,244        44,755        45,349        54,797
  Net earnings                                   43,332        28,209        27,301        26,756         7,550(a)
  Earnings per share--basic                         .96           .62           .59           .58           .16(a)
  Earnings per share--diluted                       .94           .62           .59           .58           .16(a)
  Dividends per share                               .24           .22           .16           .16           .16
  Average common shares outstanding              45,019        45,180        46,093        46,389        46,160

FINANCIAL POSITION
  Working capital                              $205,447      $159,549      $145,715      $142,972      $137,083
  Net property, plant and equipment             149,410       150,596       150,223       154,844       139,273
  Total assets                                  762,236       721,952       693,613       685,922       718,925
  Long-term debt                                 59,541        64,861        48,887        51,025        55,928
  Stockholders' equity                          391,038       359,156       349,650       349,154       332,896

OTHER DATA
  Capital expenditures                         $ 18,056      $ 17,271      $ 15,676      $ 31,066      $ 35,228
  Book value per share                             8.65          7.98          7.70          7.53          7.18
  Number of employees                             3,320         3,310         3,360         3,460         3,610

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

             ------------------------------------------------------

                         QUARTERLY DATA ON COMMON STOCK

             The high and low selling prices of the Company's common stock, principally traded on the New York Stock Exchange (symbol CAR), for the two most recent fiscal years were as follows:

                                FISCAL YEARS ENDED MARCH 31
                        ---------------------------------------------
                                2000                     1999
                        --------------------    ---------------------
     QUARTER ENDED        HIGH        LOW         HIGH         LOW
                        --------    --------    --------     --------
     June 30            $18 1/4     $17 3/16     $18 9/16    $16 13/16
     September 30        18 9/16     17 9/16      19 1/2      14 5/8
     December 31         18 7/8      17 7/16      19 11/16    14 3/8
     March 31            19 9/16     17 7/16      19 5/8      15 1/2

             A dividend of $.06 per share was declared in all four quarters of 2000. A dividend of $.04 per share was declared in the first quarter of 1999 and $.06 per share was declared in the second, third and fourth quarters of 1999.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                             FINANCIAL CONDITION
--------------------------------------------------------------------------------
NET SALES AND EARNINGS

Net earnings were $43,332,000 in the year ended March 31, 2000 compared to net earnings of $28,209,000 in the prior year. Basic earnings per share were $.96 per share in the current year compared to $.62 per share in the prior year, an increase of 55%. On a diluted basis, earnings per share were $.94 per share compared to $.62 per share in the prior year.

Net sales in 2000 were $747,668,000 compared to prior year's sales of $668,872,000, a gain of 12%.

Sales of Domestic Consumer Products increased by $21,025,000 or 7.4% almost entirely due to higher unit volume. Selling price increases also had a positive effect on sales in this segment. Domestic condom sales increased versus the prior year by 7.4%. Domestic anti-perspirant and deodorant sales increased by 7.2% in comparison to the prior year. Domestic sales of Nair depilatory increased significantly versus 1999.

Domestic Health Care sales increased $25,001,000 or 13.8% in 2000 due to increased unit volume as well as higher selling prices. The unit volume increase was due to the continued growth of Astelin Nasal Spray and the introduction of several new cough/cold prescription products. Sales of most pharmaceutical products in the Domestic Health Care segment continue to be adversely affected by generic competition.

Sales of International products increased $32,770,000 or 16.0% in 2000 due to higher unit volume and, to a lesser extent, selling price increases. A significant portion of the unit volume increase related to the acquisition of the Barbara Gould line of skin care products in France and product introductions. Lower foreign exchange rates had the effect of decreasing sales in the current year period by approximately $10,400,000.

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

Sales of International products increased $7,900,000 or 4.0% in 1999 versus the prior year due to higher unit volume and selling price increases. A portion of the unit volume increase related to acquisitions of consumer products in the United Kingdom and Italy. Lower foreign exchange rates had the effect of decreasing sales in 1999 by approximately $6,700,000.

Interest income increased in 2000 by $646,000 or 14% from the prior year. In 1999 interest income was higher than 1998 by $813,000. The increase in both years was due primarily to a higher level of interest bearing investments.

Other income decreased by $3,470,000 versus 1999. In 1999 other income increased by $8,291,000 versus the prior year. See comments in the Astelin section below.

COSTS AND EXPENSES

Cost of goods sold as a percentage of net sales was 36.5% in 2000, 37.9% in 1999 and 36.4% in 1998. The variations from year to year were due primarily to changes in product mix. Throughout this period the Company has taken steps to minimize the effects of higher costs by selective price increases and cost control and reduction measures.

Advertising, marketing and other selling expenses in 2000 increased $25,805,000 or 9.9% as a result of higher spending principally in the International and

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                       FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
Domestic Health Care segments. Spending was higher in the International segment due in part to promotional support for the recently acquired Barbara Gould product line and product introductions. Spending was higher in the domestic Health Care segment partly as a result of costs associated with the introduction of a reformulated version of an existing product and product introductions. In 1999, advertising, marketing and other selling expenses increased from the prior year by $988,000 or 0.4% as a result of higher spending in the Domestic Health Care and International segments. Spending was lower in the Domestic Consumer Products segment, primarily media advertising.

Research and development expenses increased in 2000 by $2,662,000 or 10.3% due mostly to increased spending in the Domestic Health Care segment, including higher spending for taurolidine. In 1999, research and development expenses decreased $2,939,000 or 10.2%, primarily as a result of lower spending in the Domestic Consumer Products segment related to non-recurring prior year employee termination costs.

In 2000, general and administrative expenses decreased by $1,383,000 or 1.6% due largely to non-recurring prior year employee termination costs related to organizational changes. General and administrative expenses increased $2,153,000 or 2.6% in 1999 due largely to the aforementioned organizational changes.

Interest expense increased in 2000 by $122,000 or 2.7%. In 1999, interest expense increased by $184,000 or 4.3% over the prior year. Both of these increases related to higher levels of borrowing.

Other expenses increased in 2000 by $4,580,000 or 58.7% due to higher non-cash charges related to incentive plans, and other miscellaneous expenses. In 1999, other expenses increased by $1,614,000 or 26.1% due to higher non-cash charges related to incentive plans and amortization of intangibles.

The consolidated income tax rate in 2000, 1999 and 1998 was 39%.

TAUROLIDINE

Research at independent facilities determined that taurolidine induced cell death in numerous human cancer cells in vitro. These developments prompted the Company to initiate an R&D program directed at multiple cancer cell lines to determine if taurolidine has clinically important antineoplastic activity. An Investigational New Drug Application (IND) was filed with and accepted by the FDA. A clinical trial in patients with ovarian cancer is in progress. Additional clinical trials in patients with other malignancies, including leukemia and brain cancer, are planned for the coming year.

ASTELIN

In July 1998, the Company entered into a joint venture agreement with ASTA Medica AG with an effective date of November, 1997. Under the terms of the agreement the Company is responsible for all manufacturing, selling, marketing and administrative activities for Astelin and Depen, another product licensed from ASTA Medica AG, and receives compensation for these activities from the joint venture. Included in other income is $3,981,000 in 2000, $6,782,000 in 1999 and $645,000 in 1998 related to ASTA Medica's share of joint venture operations.

FELBATOL (FELBAMATE)

As previously reported, in the years ended March 31, 1995 and 1996 the Company incurred one-time charges to pre-tax earnings totaling $45,980,000 related to use restrictions for Felbatol. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, in the range of $15,000,000 on a pre-tax basis.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                       FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

Funds provided from operations and the Company's short-term investments and cash equivalents are the main source for financing working capital requirements, additions to property, plant and equipment, the payment of dividends and the purchases of treasury stock. External borrowings are incurred as needed to satisfy cash requirements related to seasonal business fluctuations and to finance major facility expansion programs and major acquisitions.

At March 31, 2000, the Company had available various bank credit lines amounting to $180,200,000 consisting of $160,000,000 in domestic credit lines and $20,200,000 in foreign credit lines, of which $1,047,000 of the foreign lines were utilized at March 31, 2000. The domestic lines are made up of a $150,000,000 revolving credit facility expiring on October 1, 2000 and $10,000,000 in an uncommitted credit line.

In fiscal 1999, the Company borrowed approximately $15,200,000 to finance International acquisitions.

Inventory levels increased in both 2000 and 1999 over the previous years due to a planned increase in condom inventory as well as new product introductions and acquisitions.

Under stock repurchase programs approved by the Company's Board of Directors, the Company purchased 246,000 shares at a cost of $3,885,000 in the year ended March 31, 1999 and 945,000 shares at a cost of $15,890,000 in the year ended March 31, 1998.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT FINANCIAL MARKET RISK

A portion of the Company's revenues and earnings are exposed to changes in foreign exchange rates. Where practical, the Company seeks to relate expected local currency revenues with local currency costs and local currency assets with local currency liabilities.

The Company's interest bearing investments and a portion of its debt are subject to interest rate risk. Changes in interest rates could affect interest income and expense in future periods. The Company invests on a short-term basis.

There has been no material impact on operations from financial market risk exposure during the year ended March 31, 2000.

YEAR 2000 COMPLIANCE

The Company successfully implemented a plan addressing Year 2000 technology compliance for its information technology ("IT") and non-IT systems. The cost of the entire project was approximately $1,500,000 on a pre-tax basis.

CAPITAL EXPENDITURES

Capital expenditures were $18,056,000 in 2000, $17,271,000 in 1999, and
$15,676,000 in 1998. An expansion of the Company's condom manufacturing facility in Colonial Heights, Virginia was approved in fiscal 1998. The expansion was completed on time in fiscal 2000.

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

DOMESTIC CONSUMER PRODUCTS

These products are promoted directly to the consumer by television and other advertising media and are sold to wholesalers and various retailers. They are manufactured and sold by our consumer products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Arrid Extra Dry and Arrid XX anti-perspirants and deodorants
* Lady's Choice anti-perspirants and deodorants
* Answer and First Response at-home pregnancy and ovulation test kits; First Response pregnancy planning kit and urinary tract infection kit
* Carter's laxative
* H-R lubricating jelly
* Nair depilatories, waxes and bleach
* Pearl Drops whitening toothpolish and whitening toothpaste
* Rigident denture adhesive
* Trojan, Class Act, Naturalamb and Supra condoms
* Boundary dog and cat repellants
* Fresh 'n Clean grooming products,
     stain and odor remover and puppy housebreaking pads
* Lassie and Tiny Tiger pet product lines
* Linatone food supplement
* Twinco chain collars and leads, slicker brushes and combs

DOMESTIC HEALTH CARE
Health care products are promoted primarily to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold by our professional products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Astelin Nasal Spray for the treatment of symptoms of seasonal allergic rhinitis
* Felbatol for the treatment of seizures associated with epilepsy
* Organidin NR family of expectorants/antitussives
* Ryna line of cough/cold products
* Tussi-12 cough/cold product
* Soma brand muscle relaxants
* Butisol sedative hypnotic
* Depen penicillamine for severe rheumatoid arthritis
* Doral sedative hypnotic
* Lufyllin xanthine bronchodilator
* Maltsupex laxative
* Vo-SoL topical antibacterial and antifungal agent
* Analyst physician office chemistry system
* Clearview product line of rapid tests for the determination of pregnancy, group A streptococcus, chlamydia and C. difficile
* Wampole and other branded enzyme and fluorescent immunoassay tests to detect a broad range of infectious and autoimmune diseases
* Isostat product line to aid in the detection of micro-organisms in blood
* MicroTrak line of immunoassay products for the detection of sexually transmitted diseases, primarily chlamydia
* Mono-Test, Mono-Latex and Mono-plus for the detection of mononucleosis
* Stat-Crit portable instrument for use in measuring blood hematocrit levels

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

Carter-Wallace, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS
                           AT MARCH 31, 2000 AND 1999

ASSETS                                                                 2000                     1999
--------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                          $ 62,638,000             $ 49,382,000
Short-term investments                                               41,150,000               31,870,000
Accounts receivable-trade, less allowances of
  $8,030,000 in 2000 and $7,415,000 in 1999                         118,710,000              122,196,000
Other receivables                                                     7,759,000                7,164,000
Inventories
  Finished goods                                                     63,684,000               54,019,000
  Work in process                                                    13,376,000               10,875,000
  Raw materials and supplies                                         29,208,000               25,714,000
                                                                   ------------             ------------
                                                                    106,268,000               90,608,000
                                                                   ------------             ------------
Deferred taxes                                                       25,496,000               17,128,000
Prepaid expenses and other current assets                            11,997,000               11,242,000
                                                                   ------------             ------------
TOTAL CURRENT ASSETS                                                374,018,000              329,590,000
                                                                   ------------             ------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land                                                                4,803,000                3,880,000
  Buildings and improvements                                        111,616,000              111,625,000
  Machinery, equipment and fixtures                                 184,207,000              178,354,000
  Leasehold improvements                                             23,287,000               22,900,000
                                                                   ------------             ------------
                                                                    323,913,000              316,759,000
  Accumulated depreciation and amortization                         174,503,000              166,163,000
                                                                   ------------             ------------
                                                                    149,410,000              150,596,000
                                                                   ------------             ------------

INTANGIBLE ASSETS
  Excess of purchase price of businesses acquired over the
     net assets at date of acquisition, less amortization            77,457,000               84,463,000
  Patents, trademarks, contracts and formulae, less
     amortization                                                    47,227,000               51,926,000
                                                                   ------------             ------------
                                                                    124,684,000              136,389,000
                                                                   ------------             ------------
DEFERRED TAXES                                                       32,652,000               39,366,000
OTHER ASSETS                                                         81,472,000               66,011,000
                                                                   ------------             ------------
                                                                   $762,236,000             $721,952,000
                                                                   ============             ============

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                   2000                     1999
--------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                   $ 46,935,000             $ 44,084,000
Accrued expenses                                                    104,485,000              107,267,000
Notes payable                                                         6,711,000                8,134,000
Taxes on income                                                      10,440,000               10,556,000
                                                                   ------------             ------------
TOTAL CURRENT LIABILITIES                                           168,571,000              170,041,000
                                                                   ------------             ------------

LONG-TERM LIABILITIES
Long-term debt                                                       59,541,000               64,861,000
Deferred compensation                                                26,647,000               19,931,000
Accrued postretirement benefit obligation                            70,308,000               69,241,000
Other long-term liabilities                                          46,131,000               38,722,000
                                                                   ------------             ------------
TOTAL LONG-TERM LIABILITIES                                         202,627,000              192,755,000
                                                                   ------------             ------------

STOCKHOLDERS' EQUITY
Preferred stock, authorized 1,000,000 shares,
  without par value; issued--none                                       --                       --
Common stock, authorized 80,000,000 shares,
  par value $1 per share, one vote per share; issued
  34,776,000 shares in 2000 and 34,740,000 shares in 1999            34,776,000               34,740,000
Class B common stock, authorized 13,056,800 shares, par
  value $1 per share, ten votes per share; issued 12,429,000
  shares in 2000 and 12,465,000 in 1999                              12,429,000               12,465,000
Capital in excess of par value                                        4,231,000                4,483,000
Retained earnings                                                   400,616,000              368,093,000
                                                                   ------------             ------------
                                                                    452,052,000              419,781,000
Less:
  Accumulated other comprehensive loss
     Foreign currency translation adjustment                         31,385,000               27,785,000
  Treasury stock at cost--1,857,900 common and 153,600
     Class B common shares in 2000 and 2,069,300 common
     and 153,600 Class B common shares in 1999                       29,629,000               32,840,000
                                                                   ------------             ------------
TOTAL STOCKHOLDERS' EQUITY                                          391,038,000              359,156,000
                                                                   ------------             ------------
                                                                   $762,236,000             $721,952,000
                                                                   ============             ============

See accompanying notes to consolidated financial statements.

Carter-Wallace, Inc. and Subsidiaries

                           CONSOLIDATED STATEMENTS OF
                           EARNINGS, RETAINED EARNINGS AND
                           COMPREHENSIVE EARNINGS

                           THREE YEARS ENDED MARCH 31, 2000

                                                             2000               1999               1998
-----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS
Net sales                                                $747,668,000       $668,872,000       $662,229,000
Interest income                                             5,328,000          4,682,000          3,869,000
Other income                                                7,648,000         11,118,000          2,827,000
                                                         ------------       ------------       ------------
                                                          760,644,000        684,672,000        668,925,000
                                                         ------------       ------------       ------------
Cost and Expenses:
  Cost of goods sold                                      272,841,000        253,447,000        241,189,000
  Advertising and promotion                               146,998,000        131,684,000        134,478,000
  Marketing and other selling                             140,530,000        130,039,000        126,257,000
  Research and development                                 28,508,000         25,846,000         28,785,000
  General and administrative                               83,735,000         85,118,000         82,965,000
  Interest                                                  4,614,000          4,492,000          4,308,000
  Other                                                    12,382,000          7,802,000          6,188,000
                                                         ------------       ------------       ------------
                                                          689,608,000        638,428,000        624,170,000
                                                         ------------       ------------       ------------

Earnings before taxes on income                            71,036,000         46,244,000         44,755,000
     Provision for taxes on income                         27,704,000         18,035,000         17,454,000
                                                         ------------       ------------       ------------
Net earnings                                             $ 43,332,000       $ 28,209,000       $ 27,301,000
                                                         ============       ============       ============
Earnings per share--basic                                $        .96       $        .62       $        .59
                                                         ============       ============       ============
Earnings per share--diluted                              $        .94       $        .62       $        .59
                                                         ============       ============       ============

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Amount at beginning of year                              $368,093,000       $349,815,000       $329,906,000
Net earnings                                               43,332,000         28,209,000         27,301,000
                                                         ------------       ------------       ------------
                                                          411,425,000        378,024,000        357,207,000
Dividends--$.24 per share in 2000, $.22 per share
  in 1999 and $.16 per share in 1998                      (10,809,000)        (9,931,000)        (7,392,000)
                                                         ------------       ------------       ------------
Amount at end of year                                    $400,616,000       $368,093,000       $349,815,000
                                                         ============       ============       ============

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
Net earnings                                             $ 43,332,000       $ 28,209,000       $ 27,301,000
Other comprehensive earnings (loss)
  Foreign currency translation adjustment                  (3,600,000)        (2,974,000)        (3,846,000)
                                                         ------------       ------------       ------------
Total comprehensive earnings                             $ 39,732,000       $ 25,235,000       $ 23,455,000
                                                         ============       ============       ============

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF
                           CASH FLOWS

                           THREE YEARS ENDED MARCH 31, 2000

                                                               2000              1999              1998
-----------------------------------------------------------------------------------------------------------
Net earnings                                               $ 43,332,000      $ 28,209,000      $ 27,301,000
Adjustments to reconcile net earnings to cash flows
  provided by operating activities:
     Cash payments for one-time charges                      (1,252,000)       (2,318,000)      (12,495,000)
     Depreciation and amortization                           17,470,000        16,372,000        15,746,000
     Amortization of patents, trademarks, contracts and
     formulae                                                 9,066,000         6,199,000         4,996,000
     Amortization of excess of purchase price of
       businesses acquired over the net assets at date of
       acquisition                                            4,139,000         4,178,000         3,994,000
     Other changes in assets and liabilities:
       (Increase) decrease in accounts and other
         receivables                                         (2,124,000)        3,602,000       (13,151,000)
       (Increase) decrease in inventories                   (17,380,000)      (10,289,000)        5,110,000
       (Increase) decrease in prepaid expenses                 (932,000)       (3,647,000)        1,743,000
       Increase in accounts payable and accrued expenses      5,578,000         8,795,000        15,131,000
       Increase in deferred compensation                      6,564,000         2,548,000         1,797,000
       (Increase) decrease in deferred taxes                 (1,654,000)        1,998,000        11,329,000
       Other changes                                         (9,303,000)       (7,263,000)      (10,362,000)
                                                           ------------      ------------      ------------
Cash flows provided by operating activities                  53,504,000        48,384,000        51,139,000
                                                           ------------      ------------      ------------
Cash flows used in investing activities:
  Additions to property, plant and equipment                (18,056,000)      (17,271,000)      (15,676,000)
  Payments for international acquisitions, net of cash
    received:
     Barbara Gould product line in France                       --            (15,129,000)          --
     Femfresh product line in the U.K.                          --             (3,633,000)          --
     Sanodent S.r.l. in Italy                                   --                --             (3,717,000)
     Anne French product line in the U.K.                       --                --             (1,613,000)
  (Increase) in short-term investments                       (9,189,000)       (6,273,000)       (7,790,000)
  Proceeds from sale of property, plant and equipment         1,042,000           371,000         5,881,000
                                                           ------------      ------------      ------------
Cash flows used in investing activities                     (26,203,000)      (41,935,000)      (22,915,000)
                                                           ------------      ------------      ------------
Cash flows used in financing activities:
  Dividends paid                                            (10,809,000)       (9,931,000)       (7,392,000)
  Increase in borrowings                                      2,781,000        17,385,000        15,719,000
  Payments of debt                                           (5,215,000)      (11,569,000)       (2,644,000)
  Purchase of treasury stock                                   (492,000)       (4,381,000)      (16,685,000)
                                                           ------------      ------------      ------------
Cash flows used in financing activities                     (13,735,000)       (8,496,000)      (11,002,000)
                                                           ------------      ------------      ------------
Effect of foreign exchange rate changes on cash
  and cash equivalents                                         (310,000)         (232,000)         (685,000)
                                                           ------------      ------------      ------------
Increase (decrease) in cash and cash equivalents           $ 13,256,000      $ (2,279,000)     $ 16,537,000
                                                           ============      ============      ============

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

Revenue Recognition Policy

Revenue is recognized when products are shipped.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual amounts may differ.

Cash Equivalents and Short-term Investments

Cash equivalents consist of short-term securities with maturities of three months or less when purchased. Investments with a maturity of greater than three months but less than one year are classified as short-term investments. The carrying value of cash equivalents and short-term investments approximated fair value at March 31, 2000 and 1999.

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

The Company's policy in assessing the recoverability of intangible assets is to compare the carrying value of the intangible asset with the undiscounted cash flow generated by products related to the intangible asset. In addition, the Company continually evaluates whether adverse developments indicate that an intangible asset may be impaired.

Income Taxes

Deferred income taxes are determined using the liability method based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

Advertising and Marketing Costs

Advertising, promotion and other marketing costs are charged to earnings in the period in which they are incurred.

Earnings Per Common Share

Basic earnings per share is based on the average number of common and Class B common shares outstanding during the year: 45,019,000 in 2000, 45,180,000 in 1999 and 46,093,000 in 1998. In computing diluted earnings per share, incremental shares issuable upon the assumed exercise of stock options and the vesting of stock awards have been added to the average shares outstanding. Incremental shares for purposes of calculating diluted earnings per shares amounted to 1,033,200 in 2000, 688,500 in 1999 and 441,200 in 1998.

2. INVENTORIES

Inventories computed on the last-in, first-out (LIFO) method comprised 14% and 13% of inventories included in current assets at year end 2000 and 1999, respectively. If these inventories had been valued on the FIFO inventory method (which approximates current or replacement cost), total inventories would have been approximately $9,500,000 and $10,100,000 higher than reported at March 31, 2000 and 1999, respectively. Felbatol inventories of $6,387,000 at March 31, 2000 and $8,275,000 at March 31, 1999, not expected to be sold in the next fiscal year, are included in Other Assets.

3. TAXES ON INCOME

The provision for taxes on income was as follows:

                                                 2000                   1999                   1998
                                              -----------            -----------            -----------
    Current:
         Domestic                             $21,742,000            $ 8,648,000            $  (563,000)
         Foreign                                7,673,000              7,305,000              6,606,000
                                              -----------            -----------            -----------
                                               29,415,000             15,953,000              6,043,000
                                              -----------            -----------            -----------
    Deferred:
         Domestic                              (1,378,000)             1,869,000             11,436,000
         Foreign                                 (333,000)               213,000                (25,000)
                                              -----------            -----------            -----------
                                               (1,711,000)             2,082,000             11,411,000
                                              -----------            -----------            -----------
    Total                                     $27,704,000            $18,035,000            $17,454,000
                                              ===========            ===========            ===========

The components of income before taxes were as follows:

    Domestic                                  $49,696,000            $27,478,000            $27,367,000
    Foreign                                    21,340,000             18,766,000             17,388,000
                                              -----------            -----------            -----------
    Total                                     $71,036,000            $46,244,000            $44,755,000
                                              ===========            ===========            ===========

Deferred income taxes are provided for temporary differences between the financial statement and tax bases of the Company's assets and liabilities. The temporary differences gave rise to the following deferred tax assets and liabilities at March 31:

                                                                      2000                   1999
                                                                   -----------            -----------
    Postretirement benefit plans                                   $30,160,000            $29,726,000
    Employee benefit plans                                          13,588,000             11,245,000
    Accrued liabilities                                             15,390,000             16,607,000
    Asset valuation accounts                                        16,517,000             16,458,000
    All other                                                        8,417,000              7,698,000
    Valuation allowances                                            (3,247,000)            (3,247,000)
                                                                   -----------            -----------
         Total deferred tax assets                                  80,825,000             78,487,000
                                                                   -----------            -----------
    Depreciation                                                    15,011,000             14,200,000
    All other                                                        7,666,000              7,793,000
                                                                   -----------            -----------
         Total deferred tax liabilities                             22,677,000             21,993,000
                                                                   -----------            -----------
    Net deferred tax assets                                        $58,148,000            $56,494,000
                                                                   -----------            -----------

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

The effective tax rate of the provision for taxes on income as compared with the U.S. Federal statutory income tax rate was as follows:

                                             2000                       1999                       1998
                                    ----------------------     ----------------------     -----------------------
                                                    % TO                       % TO                        % TO
                                        TAX        PRE-TAX         TAX        PRE-TAX         TAX         PRE-TAX
                                      AMOUNT       INCOME        AMOUNT       INCOME         AMOUNT       INCOME
                                    -----------     -----      -----------     -----      ------------     -----
Computed tax expense                $24,863,000      35.0%     $16,185,000      35.0%     $ 15,664,000      35.0%
Foreign income taxed at a
  different effective rate              446,000       0.6        1,619,000       3.5           987,000       2.2
State income taxes, net of
  federal tax benefit                 2,443,000       3.4        1,345,000       2.9         2,082,000       4.7
Amortization of intangibles             534,000       0.8          534,000       1.2           534,000       1.2
Other                                  (582,000)     (0.8)      (1,648,000)     (3.6)       (1,813,000)     (4.1)
                                    -----------     -----      -----------     -----      ------------     -----
Provision for taxes on income       $27,704,000      39.0%     $18,035,000      39.0%     $ 17,454,000      39.0%
                                    ===========     =====      ===========     =====      ============     =====

The U.S. Internal Revenue Service completed its examination of the Company's tax returns through fiscal year 1995 resulting in no material impact on the Company.

4. FOREIGN OPERATIONS

Net current assets and net sales of the Company's foreign subsidiaries and branches operating outside of the United States, and the Company's equity in net assets and net earnings of such operations were:

                                            2000                   1999                   1998
                                        ------------           ------------           ------------
          Net current assets            $106,331,000           $ 99,535,000           $ 94,378,000
          Equity in net assets           151,392,000            140,992,000            132,718,000
          Net sales                      235,549,000            202,799,000            194,780,000
          Net earnings                    14,000,000             11,248,000             10,807,000

The equity adjustment from foreign currency translation is comprised of the following:

                                                                    YEARS ENDED MARCH 31
                                                             ----------------------------------
                                                                2000                   1999
                                                             -----------            -----------
          Opening balance                                    $27,785,000            $24,811,000
          Current year                                         3,600,000              2,974,000
                                                             -----------            -----------
          Ending balance                                     $31,385,000            $27,785,000
                                                             ===========            ===========

5. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable consisting of borrowings from banks under available lines of credit were $1,047,000, $2,752,000 and $3,402,000 and the current portion of long-term debt was $4,169,000, $3,103,000 and $8,471,000 at March 31, 2000, 1999
and 1998, respectively. In addition, other short-term notes payable in international operations amounted to $1,495,000, $2,279,000 and $5,981,000 at March 31, 2000, 1999 and 1998, respectively. Additional data related to the amount of short-term borrowings is not presented since it is immaterial.

The Company has available various bank credit lines amounting to $180,200,000 of which $160,000,000 is for domestic borrowings and $20,200,000 is for international borrowings. The availability of the lines of credit is subject to review by the banks involved. Commitment fees are immaterial.

Long-Term Debt
Long-term debt at March 31 is summarized below:

                                                                               2000              1999
                                                                            -----------       -----------
Promissory Notes, 7.62%, payable in equal annual installments of
  $7,000,000 from December 21, 2003 through December 21, 2007               $35,000,000       $35,000,000
Unsecured Euro term loan, 4.10%, payable in installments beginning June
  1, 2002 through March 1, 2004                                               8,882,000        10,143,000
Unsecured French franc term loan, 4.10%, payable in installments through
  February 25, 2006                                                           3,860,000         5,043,000
City of Decatur, Illinois adjustable rate Industrial Revenue Bond,
  payable December 1, 2010                                                    3,000,000         3,000,000
Unsecured Italian lira term loan, adjustable rate, payable in
  installments through December 31, 2004                                      2,992,000         3,416,000
Unsecured French franc loan, 5.10%, payable February 24, 2003                 2,944,000         3,362,000
Unsecured French franc loan, adjustable rate, payable in installments
  through April 1, 2006                                                       2,208,000           --
Secured Italian lira term loans, adjustable rate, payable in
  installments through July 1, 2001                                           1,499,000         2,780,000
Promissory Notes, 5.42%, payable no later than September 12, 2000             1,424,000         1,630,000
Unsecured French franc loan, adjustable rate, payable in installments
  through September 18, 2003                                                  1,105,000         1,849,000
Unsecured French franc loan, 4.50%, payable in installments through
  August 5, 2001                                                                399,000         1,192,000
Other Long-Term Debt                                                            397,000           549,000
                                                                            -----------       -----------
                                                                             63,710,000        67,964,000
Less, current portion of long-term debt included in notes payable            (4,169,000)       (3,103,000)
                                                                            -----------       -----------
                                                                            $59,541,000       $64,861,000
                                                                            ===========       ===========

Maturities of long-term debt for each of the four fiscal years 2002 through 2005 are $2,604,000, $8,232,000, $13,419,000 and $10,507,000, respectively.

Interest on the City of Decatur, Illinois Industrial Revenue Bond is 70% of the prime rate through December, 2000, adjustable thereafter.

With respect to the Italian lira loan payable through December 31, 2004, interest on this loan is the Euro Interbank Offered Rate plus a nominal increment.

With respect to the French franc loan payable February 24, 2003, interest is adjustable based on the Paris Interbank Offered Rate plus a nominal increment, adjusted quarterly and was converted to a fixed rate at the inception of the loan.

With respect to the French franc loan payable through April 1, 2006, interest on this loan is the Euro Interbank Offered Rate plus a nominal increment.

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

With respect to the French franc loan payable through September 18, 2003, interest on this loan is the Euro Interbank Offered Rate plus a nominal increment.

Certain of the Company's long-term debt agreements contain covenants which require the Company to maintain a minimum level of net worth and limit total long-term liabilities to a stated percentage of total capitalization.

The fair value of long-term debt, including current maturities, was $60,366,000 at March 31, 2000 and $70,532,000 at March 31, 1999.

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

Activity for the years ended March 31, 2000, 1999 and 1998 was as follows:

                                                                                CLASS B         CAPITAL IN
                                                              COMMON            COMMON           EXCESS OF
                                                               STOCK             STOCK           PAR VALUE
                                                            -----------       -----------       -----------
Balance at March 31, 1997                                   $34,655,000       $12,550,000       $ 3,588,000
Conversion of Class B common stock to Common Stock               43,000           (43,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --                616,000
                                                            -----------       -----------       -----------
Balance at March 31, 1998                                    34,698,000        12,507,000         4,204,000
Conversion of Class B common stock to Common Stock               42,000           (42,000)          --
Cost of treasury stock under market value at date of
  award or issuance                                             --                --                279,000
                                                            -----------       -----------       -----------
Balance at March 31, 1999                                    34,740,000        12,465,000         4,483,000
Conversion of Class B common stock to Common Stock               36,000           (36,000)          --
Cost of treasury stock over market value at date of award
  or issuance                                                   --                --               (252,000)
                                                            -----------       -----------       -----------
Balance at March 31, 2000                                   $34,776,000       $12,429,000       $ 4,231,000
                                                            ===========       ===========       ===========

The cost of treasury stock over or under the market value of the stock on the date of the award or issuance has been applied to capital in excess of par value, as well as any tax benefit on the appreciation of restricted stock awards.

Shares issued from treasury stock for stock awards amounted to 239,100, 28,000 and 36,400 shares at a cost of $3,703,000, $429,000 and $502,000 in 2000, 1999 and 1998, respectively. Shares purchased and added to treasury stock amounted to 27,700, 274,400 and 993,000 shares at a cost of $492,000, $4,381,000 and
$16,685,000 in 2000, 1999 and 1998, respectively. In 1999, the Company exchanged 155,500 shares with a value of $2,125,000 previously issued as restricted stock awards for an equivalent number of deferred stock awards.

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

The components of the pension and postretirement benefit expense for the years ended March 31, 2000, 1999 and 1998 were:

                                               RETIREMENT PLANS                OTHER POSTRETIREMENT BENEFITS
                                        -------------------------------       -------------------------------
                                         2000        1999        1998          2000        1999        1998
                                        -------     -------     -------       -------     -------     -------
Service cost                            $ 8,819     $ 8,332     $ 7,511       $ 1,946     $ 1,924     $ 1,689
Interest cost                            15,455      14,846      14,785         3,734       3,775       3,871
Expected return on assets               (22,000)    (20,179)    (18,743)        --          --          --
Amortization of prior service cost        2,358       2,270       2,253        (1,037)     (3,415)     (3,452)
Amortization of transition cost          (2,074)     (2,065)     (2,086)        --          --          --
Amortization of actuarial (gain)            (23)       (153)        (10)         (465)       (328)       (308)
Settlement losses                         --          --            728         --          --          --
                                        -------     -------     -------       -------     -------     -------
     Total benefit expense              $ 2,535     $ 3,051     $ 4,438       $ 4,178     $ 1,956     $ 1,800
                                        =======     =======     =======       =======     =======     =======

The components of the changes in the benefit obligation were as follows:

                                                                                      OTHER POSTRETIREMENT
                                                       RETIREMENT PLANS                     BENEFITS
                                                    -----------------------          -----------------------
                                                      2000           1999              2000           1999
                                                    --------       --------          --------       --------
Benefit obligation at beginning of year             $229,885       $213,311          $ 57,776       $ 55,344
Service cost                                           8,819          8,332             1,946          1,924
Interest cost                                         15,455         14,846             3,734          3,775
Plan participants' contributions                         367            331             --             --
Amendments                                            20,196            849             --             --
Actuarial (gain)/loss                                (29,207)        10,255            (9,649)        (1,369)
Effect of exchange rate changes                          737         (1,138)               54            (78)
Benefits paid                                        (15,512)       (16,901)           (3,229)        (1,820)
                                                    --------       --------          --------       --------
     Benefit obligation at end of year              $230,740       $229,885          $ 50,632       $ 57,776
                                                    ========       ========          ========       ========

The components of the changes in plan assets were as follows:

Fair value of plan assets at beginning of year      $263,568       $241,454             --             --
Actual return on plan assets                          36,754         36,859             --             --
Employer contributions                                 1,212          2,257          $  3,229       $  1,820
Plan participants' contributions                         367            331             --             --
Effect of exchange rate changes                          802           (432)            --             --
Benefits paid                                        (15,512)       (16,901)           (3,229)        (1,820)
                                                    --------       --------          --------       --------
     Fair value of plan assets at end of year       $287,191       $263,568             --             --
                                                    ========       ========          ========       ========

The following is a reconciliation of the funded status of the plans to the Company's balance sheets at March 31:

Funded status                                       $ 56,451       $ 33,683          $(50,632)      $(57,776)
Unrecognized actuarial (gain)                        (87,187)       (43,255)          (18,905)        (9,805)
Unrecognized prior service cost                       28,202         10,353              (771)        (1,660)
Unrecognized transition amounts                          265         (1,801)            --             --
Minimum liability adjustment                          (3,206)        (5,509)            --             --
                                                    --------       --------          --------       --------
     Accrued benefit cost                           $ (5,475)      $ (6,529)         $(70,308)      $(69,241)
                                                    ========       ========          ========       ========

Amounts recognized in the Company's balance sheets at March 31 were as follows:

Other assets                                        $ 29,533       $ 24,745             --             --
Accrued expenses                                     (12,582)       (14,093)            --             --
Long-term liabilities                                (22,426)       (17,181)         $(70,308)      $(69,241)
Intangible assets                                      3,206          5,509             --             --
                                                    --------       --------          --------       --------
     Net amount recognized                          $ (2,269)      $ (1,020)         $(70,308)      $(69,241)
                                                    ========       ========          ========       ========

Plan amendments made in fiscal 2000 included a change related to credited service and a federally mandated actuarial change related to mortality tables.

At March 31, the only pension plans with accumulated benefit obligations in excess of plan assets were unfunded non-qualified plans which had no assets. Information on these plans is as follows:

                                                 2000            1999
                                                -------         -------
       Projected Benefit Obligation             $45,782         $39,248
                                                =======         =======
       Accumulated Benefit Obligation           $31,568         $28,303
                                                =======         =======

The principal assumptions used in determining 2000, 1999 and 1998 actuarial values were:

       Discount rate                                     6.75 - 8%
       Rate of increase in compensation levels              4 - 6%
       Expected long-term rate of return on plan assets     8 -10%

Expense for the employee savings plan under which the Company matches the contributions of participating employees up to a designated level was $1,514,000, $1,478,000 and $1,473,000 in 2000, 1999 and 1998, respectively.

The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation for those over age 65 is 9 percent for 2000 trending to 5 percent over a four year period. For those under age 65, the trend rate is 6.7 percent for 2000 trending to 5 percent over a four year period. A one percent increase or decrease in the assumed respective annual medical cost trend rate would change the accumulated postretirement benefit obligation by approximately $2,700,000 and the service and interest components of net postretirement benefit expense by approximately $300,000.

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

Cumulative awards as of March 31, 2000 amount to 3,466,250 shares. There were no new awards granted in any of the past three fiscal years.

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. For shares that have been issued, the market value at the date of the awards was $540,000, $708,000 and $1,118,000 in 2000, 1999 and 1998, respectively. The cost of treasury stock for these awards was $428,000, $429,000 and $502,000 in 2000, 1999 and 1998,
respectively.

1996 Long-Term Incentive Plan

The plan as amended provides for awards of not more than 9,000,000 shares of common stock, subject to adjustment for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. The awards consist of restricted and/or deferred stock or options, or a combination thereof. At
March 31, 2000, 5,856,329 shares had been granted under the 1996 long-term incentive plan.

Stock Options

Under the plan, both qualified and non-qualified options may be granted to key executive employees at fair market value at the date of grant. The right to exercise the options, in installments, commences one year from the date of grant and expires ten years after that date. As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", the Company has chosen to continue to account for options granted under the plan using the intrinsic value method. Accordingly, no compensation expense has been recognized for these options. Had the fair value method of accounting, as defined in SFAS No. 123, been applied to the Company's stock options, the Company's net income would have been reduced by approximately $4,510,000 or $.10 per share in 2000, $3,390,000 or $.08 per share in 1999 and
$1,940,000 or $.04 per share in 1998. The weighted-average fair market value of options granted was $7.86, $7.71 and $7.31 in 2000, 1999 and 1998, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                      2000               1999               1998
                                                      ----               ----               ----
          Risk-Free Interest Rate                     6.3%               4.9%                5.9%
          Expected Life                                 8 yrs.             8 yrs.              8 yrs.
          Volatility                                  31.7%              35.4%              36.3%
          Dividend Yield                              1.2%               1.1%                1.3%

A summary of the status of stock options granted under the plan as of March 31, 2000, 1999 and 1998 and changes during the years ended on those dates is presented below:

                                  2000                            1999                            1998
                       --------------------------      --------------------------      --------------------------
                                    WEIGHTED-AVG.                   WEIGHTED-AVG.                   WEIGHTED-AVG.
                        OPTION       EXERCISE           OPTION       EXERCISE           OPTION       EXERCISE
                        SHARES        PRICE             SHARES        PRICE             SHARES        PRICE
                       ---------       -------         ---------       -------         ---------       -------
Outstanding April 1    3,672,143       $ 15.70         2,479,601       $ 14.70         1,432,220       $ 13.63
Granted                  683,926         18.06         1,192,542         17.77         1,047,381         16.16
Exercised                 --            --                --            --                --            --
Forfeited                (52,440)        14.38            --            --                --            --
                       ---------                       ---------                       ---------
Outstanding March 31   4,303,629       $ 16.09         3,672,143       $ 15.70         2,479,601       $ 14.70
                       =========                       =========                       =========

The following table summarizes information about stock options outstanding at March 31, 2000:

                                  OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                  ---------------------------------------------------       -------------------------------
  RANGE OF          NUMBER          WEIGHTED-AVG.       WEIGHTED-AVG.         NUMBER          WEIGHTED-AVG.
  EXERCISE        OUTSTANDING        REMAINING           EXERCISE           EXERCISABLE        EXERCISE
   PRICES         AT 3/31/00           LIFE               PRICE             AT 3/31/00          PRICE
-------------      ---------          ---------            -------           ---------           -------
  $12.13 to
  $19.69           4,303,629          7.8 years            $ 16.09           2,266,806           $ 15.10

Stock Awards

Restricted and/or deferred stock awards which are awarded subject to restrictions, may not be disposed of by the recipient for a period of four years from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over the four-year vesting period commencing at the date of the award. Amortization related to stock awards made under the 1996 Long Term Incentive Plan amounted to $5,729,000, $2,860,000 and $1,498,000 in 2000, 1999 and 1998,
respectively. If a recipient's employment terminates by reason of retirement, death or permanent disability, the award would vest immediately with the unamortized value of the award charged to operations at that time.

Award transactions for the past three years were:

                                                                       SHARES
                                                    ---------------------------------------------
                                                      2000               1999              1998
                                                    ---------           -------           -------
          Cumulative Awards--Beginning of
            Year                                      909,053           606,689           361,168
          New Awards                                  648,834           302,364           245,521
          Forfeited Awards                             (5,187)            --                --
                                                    ---------           -------           -------
          Cumulative Awards--End of Year            1,552,700           909,053           606,689
                                                    =========           =======           =======

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Outstanding awards of 1,323,882 shares at March 31, 2000 will be issued at a future date no later than four years from the date of the award. For shares that have been issued, the market value at the date of the awards was $2,911,000 in 2000. The cost of treasury stock for these awards was $3,275,000 in 2000. The differences between the market value at the date of the awards and the cost of the treasury stock were included in capital in excess of par value or retained earnings.

9. ACQUISITIONS

At the beginning of fiscal 1999, the Company acquired the Femfresh line of feminine hygiene products in England for approximately $3,600,000.

In February, 1999, the Company acquired the Barbara Gould line of skin care products in France for approximately $15,100,000. Sales of this product line commenced in the fiscal year beginning April 1, 1999. An additional payment may be required upon achievement of certain sales objectives.

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

10. SHORT-TERM INVESTMENTS

At March 31, 2000 and 1999, short-term investments were intended to be held to maturity and have remaining maturities of less than one year. The amortized cost approximated fair value. The amortized cost of certificates of deposit were $19,649,000 and $12,977,000, respectively, in 2000 and 1999. The amortized cost of commercial paper was $21,501,000 and $13,174,000 in 2000 and 1999. In addition, included in 1999 are Canadian government securities in the amount of $5,719,000.

11. BUSINESS SEGMENTS (DOLLARS IN THOUSANDS)

The Company's reportable business segments are Domestic Consumer Products, Domestic Health Care and International. Information on the Company's Business Segments is presented below.

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

Some of the Company's domestic divisions sell to a small number of high volume customers, the largest of which accounted for approximately 9.6%, 9.6% and 9.0% of consolidated net sales in 2000, 1999 and 1998, respectively.

                                                                          MARCH 31
                                                  ---------------------------------------------------------
                                                    2000                     1999                    1998
                                                  ---------                --------                --------
Sales
     Domestic Consumer Products                   $ 304,253                $283,228                $276,681
     Domestic Health Care                           206,158                 181,157                 188,961
     International                                  237,257                 204,487                 196,587
                                                  ---------                --------                --------
     Consolidated                                 $ 747,668                $668,872                $662,229
                                                  =========                ========                ========

Operating Profit
     Domestic Consumer Products                   $  58,585                $ 44,807                $ 33,409
     Domestic Health Care                            48,729                  40,282                  49,115
     International                                   17,765                  14,969                  13,664
     Domestic net interest expense                   (1,481)                 (2,037)                 (2,044)
     Other (expense) net of other income            (15,037)                (12,091)                 (7,606)
     General Corporate expenses                     (37,525)                (39,686)                (41,783)
                                                  ---------                --------                --------
     Earnings before taxes on income              $  71,036                $ 46,244                $ 44,755
                                                  =========                ========                ========

Identifiable Assets
     Domestic Consumer Products                   $ 219,359                $211,776                $210,011
     Domestic Health Care                           105,885                 119,783                 122,784
     International                                  187,230                 177,759                 154,501
     Corporate Assets                               249,762                 212,634                 206,317
                                                  ---------                --------                --------
     Total Assets                                 $ 762,236                $721,952                $693,613
                                                  =========                ========                ========

Depreciation and Amortization
     Domestic Consumer Products                   $  11,778                $ 10,805                $ 10,139
     Domestic Health Care                             6,161                   6,187                   6,027
     International                                    5,535                   5,339                   5,195
                                                  ---------                --------                --------
     Total Operating Segments                     $  23,474                $ 22,331                $ 21,361
                                                  =========                ========                ========

Capital Expenditures
     Domestic Consumer Products                   $   7,984                $ 12,553                $  8,038
     Domestic Health Care                             1,246                   1,678                   4,094
     International                                    8,331                   2,838                   3,102
                                                  ---------                --------                --------
     Total Operating Segments                     $  17,561                $ 17,069                $ 15,234
                                                  =========                ========                ========

Corporate assets include principally cash and cash equivalents, short-term investments, miscellaneous receivables, deferred taxes and other miscellaneous assets.

12. RENTAL EXPENSE AND LEASE COMMITMENTS (DOLLARS IN THOUSANDS)

Rental expense for operating leases with a term greater than one year for 2000, 1999 and 1998 was as follows:

                                REAL PROPERTY
    RENTAL           REAL       SUB-RENTAL         NET REAL          EQUIPMENT
    EXPENSE        PROPERTY       INCOME           PROPERTY          AND OTHER
---------------    --------     -------------     -------------     --------------
     2000          $ 8,285        $  (2,929)         $ 5,356           $  6,990
     1999            8,021           (2,702)           5,319              6,837
     1998            8,056           (2,749)           5,307              6,615

The real property rental expense for 2000, 1999 and 1998 excludes approximately $1,000, $1,000 and $900, respectively, of rental costs which have been charged to the one-time charges for restructuring of operations and facilities.

Minimum rental commitments, in thousands of dollars, under non-cancellable leases in effect at March 31, 2000 were as follows:

                                REAL PROPERTY
MINIMUM RENTAL       REAL       SUB-RENTAL         NET REAL         EQUIPMENT          CAPITAL LEASE
  COMMITMENTS      PROPERTY       INCOME           PROPERTY         AND OTHER          OBLIGATIONS
---------------    --------     -------------     -------------     --------------     -------------
     2001          $ 9,748        $  (3,235)         $ 6,513             $881             $   547
     2002            9,185           (3,462)           5,723              504                 445
     2003            8,181           (3,462)           4,719              114                 285
     2004            7,556           (3,462)           4,094               31                 212
     2005            7,226           (3,462)           3,764                2                 199
   2006-2012        48,415          (22,718)          25,697               --                 133
                                                                                          -------
                                                                                            1,821
Less interest and executory cost                                                             (261)
                                                                                          -------
  Present value of minimum lease payments (of which $506 is included in current
  liabilities)                                                                            $ 1,560
                                                                                          =======

Included in the real property rental commitments indicated above is approximately $14,600 of future rental costs which were included in the one-time charges for restructuring of operations and facilities. These costs are associated with the subleasing of office space on which the Company holds a long-term lease.

13. SUPPLEMENTAL FINANCIAL INFORMATION

The following is presented in support of balance sheet captions:

                                                                              MARCH 31
                                                                  --------------------------------
                                                                    2000                    1999
                                                                  --------                --------
                                                                       (dollars in thousands)
      Intangible Assets:
        Excess of purchase price of businesses acquired over the
           net assets at date of acquisition                      $114,738                $121,339
        Trademarks                                                  47,889                  48,714
        Other                                                       28,995                  32,525
                                                                  --------                --------
                                                                   191,622                 202,578
        Accumulated amortization                                    66,938                  66,189
                                                                  --------                --------
                                                                  $124,684                $136,389
                                                                  ========                ========
      Accounts Payable:
        Trade                                                     $ 45,913                $ 43,388
        Other                                                        1,022                     696
                                                                  --------                --------
                                                                  $ 46,935                $ 44,084
                                                                  ========                ========
      Accrued Expenses:
        Salaries and wages                                        $ 31,376                $ 32,920
        Advertising and promotion                                   19,233                  21,144
        One-time charges                                             1,373                   1,476
        Retirement and related plans                                13,383                  15,411
        Other                                                       39,120                  36,316
                                                                  --------                --------
                                                                  $104,485                $107,267
                                                                  ========                ========
      Other Long-Term Liabilities:
        Retirement plans                                          $ 22,426                $ 17,181
        One-time charges                                             8,700                   9,867
        Other                                                       15,005                  11,674
                                                                  --------                --------
                                                                  $ 46,131                $ 38,722
                                                                  ========                ========

Income taxes paid were $29,264,000, $21,959,000 and $6,584,000 in 2000, 1999 and
1998, respectively. Interest paid was $4,422,000, $4,527,000 and $4,047,000 in
2000, 1999 and 1998, respectively.

Included in other income is $3,981,000 in 2000, $6,782,000 in 1999 and $645,000
in 1998 related to ASTA Medica's share of joint venture operations.

14. LITIGATION INCLUDING ENVIRONMENTAL MATTER

Environmental Matter

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May 1991, the United States Environmental Protection Agency ("EPA") issued special notice letters under the Comprehensive Environmental Response, Compensation and Liability Act to Lambert Kay and about 50 other potentially responsible parties ("PRPs") notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September 1991 and in February 1994, the Company and 21 other PRPs, without admitting liability, entered into consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site, including the remedial investigation and feasibility study, and to reimburse EPA for certain costs. The estimated cost of this work is about $4.1 million. The Company's share of this cost is estimated to be $157,000, which includes an allowance for insolvency or nonpayment of other PRPs' shares. To date the Company has paid or received credit for about $140,000. In addition, the Company and other settling PRPs have sued certain nonsettlors for their share of these costs and have obtained some settlement recoveries. Based on preliminary information from the site investigation work (which is not completed), the total cost for performing the current and future work at Barkhamsted, including the site investigation work, is estimated to be from $6 to $32 million. In June 1995, the Connecticut legislature authorized the issuance of bonds to pay for approximately $7 million of the future cleanup costs at the site. The issuance of these bonds is expected to reduce by that amount those cleanup costs subject to PRP funding. Based on expected PRP participation in future cleanup work and other factors, the Company anticipates that its share of projected cleanup costs subject to PRP funding (including costs incurred to date) will be not more than 4 to 5% of total cleanup costs, and that the Company's total expenditure will therefore range from about $250,000 to $1,500,000. Thus, although applicable environmental law provides for joint and several liability for the cost of cleanup work, based on present estimates, the Company believes that the other PRPs will pay substantially all of their allocated percentage shares of cleanup costs.

The Company believes, based upon the information available at this time, that the environmental matter discussed above will not have a material effect on its financial statements.

Litigation

Two federal securities class action suits filed in 1994 by stockholders against the Company and certain of its present and former officers in the United States District Court, Southern District of New York, were consolidated for all purposes. A Consolidated Amended Complaint was filed, followed by a Second Amended Class Action Complaint. The consolidated action purports to be on behalf of all persons who purchased the Company stock in the period from January 20, 1994 through July 31, 1994. The complaint alleges that certain statements made by the Company with respect to the safety and anticipated future sales of its anti-epilepsy drug Felbatol were false and misleading. Both the Consolidated Amended Complaint and the Second Amended Class Action Complaint, which seek damages in an unspecified amount, were dismissed by the District Court for failure to state a claim upon which relief can be granted. The United States Court of Appeals for the Second Circuit affirmed the dismissal on all claims except those based on allegedly false statements in medical journal advertisements. The Company then moved for judgment on the pleadings with respect to those remaining claims, and the motion was granted. Plaintiffs' appeal is pending.

The Company, along with numerous other drug manufacturers, wholesalers and suppliers, was named in a series of class action suits, the first of which was filed in August, 1994 in the California Superior Court, San Francisco County. These suits were brought on behalf of all California independent retail pharmacists who had purchased any brand name prescription drugs since August, 1989. The complaint alleged that the defendants, including the Company, entered into a conspiracy to fix prices for brand-name prescription drugs and gave lower prices to certain favored purchasers, while the alleged favored prices were denied to the plaintiffs. Plaintiffs are seeking injunctive relief and unspecified trebled compensatory damages, restitution of unspecified amounts by which defendants are alleged to be unjustly enriched and litigation costs, interest and attorney's fees. Class certification of the price-fixing conspiracy claims was granted by order dated June 23, 1995, establishing a class of independent retail pharmacists and small chains with ten or fewer California locations. An individual action brought by two mid-size chain pharmacies was subsequently coordinated with the consolidated class action as an "add-on" case asserting virtually identical claims and demands for relief. Plaintiffs in that action have amended their complaint to seek class certification, which has not been granted. There has been no activity in these cases since 1996 because of the pendency of related actions brought under the federal antitrust laws. The Company believes that the claims against it are materially deficient.

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

The Company is subject to other legal actions arising out of its operations. The Company believes, based on the opinion of counsel, that it has good defenses to such actions and should prevail.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, gross margin, net earnings and earnings per share are set forth in the following table (dollars in thousands, except per share amounts).

                                                          QUARTER ENDED
                                        --------------------------------------------------
2000                                    JUNE 30       SEPT. 30      DEC. 31       MARCH 31         TOTAL YEAR
  Net sales                             $199,954      $185,147      $192,066      $170,501          $747,668
  Gross margin                           124,878       116,215       126,313      107,421            474,827
  Net earnings                            13,161         9,400        13,956        6,815             43,332
  Earnings per share--basic                  .29           .21           .31          .15                .96
  Earnings per share--diluted                .29           .20           .30          .15                .94

1999
  Net sales                             $169,662      $169,169      $162,241      $167,800          $668,872
  Gross margin                           106,247       102,402        99,517      107,259            415,425
  Net earnings                             9,493         5,916         7,839        4,961             28,209
  Earnings per share--basic and
  diluted                                    .21           .13           .17          .11                .62

16. FELBATOL (FELBAMATE)

As previously reported, in the years ended March 31, 1995 and 1996 the Company incurred one-time charges to pre-tax earnings totaling $45,980,000 related to use restrictions for Felbatol. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, in the range of $15,000,000 on a pre-tax basis.

       [KPMG LOGO]
                 345 Park Avenue
                 New York, NY 10154

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Carter-Wallace, Inc.:

We have audited the accompanying consolidated balance sheets of Carter-Wallace, Inc. and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of earnings, retained earnings and comprehensive earnings, and cash flows, for each of the years in the three-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter-Wallace, Inc. and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

May 10, 2000

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

32                                                             Printed in U.S.A.

                             CARTER-WALLACE, INC.
                          1345 Avenue of the Americas
                               New York, NY 10105