Form 10-K405, Exhibit 13
period 2001-03-31
CARTER WALLACE INC /DE/
filed 2001-06-27
CIK 18000

CARTER-WALLACE


               ANNUAL REPORT FOR THE YEAR ENDED MARCH 31  2001

        EXECUTIVE OFFICES
        1345 Avenue of the Americas, New York, N.Y. 10105
        212-339-5000

        RESEARCH LABORATORIES
        Cranbury, New Jersey

        MANUFACTURING PLANTS
        Cranbury, New Jersey
        Colonial Heights, Virginia
        Decatur, Illinois
        Winsted, Connecticut
        Montreal, Canada
        Folkestone, England
        Milan, Italy
        Mexico City, Mexico
        New Plymouth, New Zealand
        Barcelona, Spain

        TRANSFER AND DISBURSING AGENT
        The Bank of New York
        101 Barclay Street
        New York, N.Y. 10286
        800-524-4458

        REGISTRAR OF STOCK
        The Bank of New York
        101 Barclay Street
        New York, N.Y. 10286

        SHAREHOLDER RELATIONS
        RFBinder Partners, Inc.
        800-984-1777

CARTER-WALLACE, INC.

ANNUAL REPORT

For the year ended March 31, 2001

FINANCIAL HIGHLIGHTS                                  2001              2000
Net sales from continuing operations             $222,727,000      $207,866,000
Earnings (loss) from continuing operations           (334,000)        1,359,000
Earnings from discontinued operations              49,556,000        41,973,000
Net earnings                                     $ 49,222,000      $ 43,332,000

Earnings (loss) per share--basic:
  From continuing operations                           $ (.01)           $  .03
  From discontinued operations                           1.10               .93
Earnings per share--basic                              $ 1.09            $  .96

Earnings (loss) per share--diluted:
  From continuing operations                           $ (.01)           $  .03
  From discontinued operations                           1.05               .91
Earnings per share--diluted                            $ 1.04            $  .94

Dividends                                        $ 14,497,000      $ 10,809,000
Dividends per share                                    $  .32            $  .24
Average shares outstanding                         45,311,000        45,019,000
Number of stockholders of record
     Common                                             1,741             1,913
     Class B common                                     1,065             1,142


                [LOGO]

                The Company markets
                toiletries, pharmaceuticals,
                diagnostic specialties,
                proprietary drugs and pet products

   CONTENTS

   Report to Stockholders                                                   2

   Summary of Selected Financial Data                                       7

   Management's Discussion and
      Analysis of Results of Operations
      and Financial Condition                                               8

   Description of Business                                                 11

   Consolidated Balance Sheets                                             12

   Consolidated Statements of Earnings, Retained
      Earnings and Comprehensive Earnings                                  14

   Consolidated Statements of Cash Flows                                   15

   Notes to Consolidated Financial Statements                              16

   Independent Auditors' Report                                            31

   Directors and Officers                                                  32

REPORT TO STOCKHOLDERS

PENDING SALE OF THE COMPANY

In May 2001 the Company announced it had entered into agreements for the sale of the Company in a two-step transaction in which stockholders will receive $20.30 per share, subject to certain closing adjustments. This transaction is pending at this time and is subject to approval by stockholders and other conditions. Full details will be included in a proxy statement regarding this transaction which will be sent to all stockholders.

In this two-step transaction, the consumer business, consisting of the Carter, Lambert Kay and International Divisions will be sold by the Company immediately prior to the merger of the remainder of the Company. Accordingly, the consumer business is included as a discontinued operation for all periods presented in the March 31, 2001 financial statements.

SALES AND EARNINGS

Net sales from continuing operations (the health care business) were $222,727,000, a 7% increase over the sales of $207,866,000 in the prior year. Net sales from discontinued operations (the consumer products business) increased by 3.5% to $558,665,000 from the prior year's $539,802,000. Lower foreign exchange rates in international markets reduced consumer products sales by $22,000,000 compared to the prior year.

Net earnings for the Company increased by 14% to $49,222,000, or $1.09 per basic share, compared with $43,332,000 or $.96 per basic share in the prior year. Earnings from discontinued operations related to the consumer business were $49,556,000 in the current year compared with $41,973,000 in the prior year. The results for continuing operations related to the health care business, which includes a substantial portion of corporate overhead, were a net loss of $334,000 in the current year compared with net earnings of $1,359,000 a year earlier.

DIVIDENDS

Dividends of $.32 per share were paid in the fiscal year ended March 31, 2001 compared to $.24 per share in the prior year. The Company has paid dividends for 118 consecutive years.

CARTER PRODUCTS DIVISION

The Division achieved another record in sales revenues for the year through innovative new product introductions and the further strengthening of several core franchises. This performance was attained even as the retail industry continued to consolidate. The Division's key brand segments remained prominent in the market and several lead their category.

Factory shipments of Trojan brand condoms reached another record high. Combined market share for all the Division's condom brands continued to rise to over 68% of total condom category sales this year. Innovative line extensions, leadership advertising, effective promotion and comprehensive educational programs continue to improve the brand's leading position in this market. Trojan Extended Pleasure condoms and Magnum XL condoms were introduced in February 2001.

The Arrid and Lady's Choice lines of anti-perspirants and deodorants continue to be competitive while category activity intensifies. The Arrid brand successfully introduced new fragrances for the solid and aerosol segments. Lady's Choice introduced a new ultra clear solid formula. Arrid continued its successful advertising campaign, focusing on the powerful protection of Arrid in stressful situations.

The Nair line of hair removal products continues to be the number one brand in this category and has increased sales volume in the depilatory and wax segments. Nair Body Cream and Nair Apple Licious lotion were successfully introduced in the latter part of the year, further expanding the presence of Nair in the fast growing hair removal category.

Pearl Drops continues to be competitive in the specialty tooth whitening category. This segment faces pressure from mainstream brands that have introduced whitening line extensions.

The Division continues to be one of the leading marketers of at-home pregnancy and ovulation test kits. Sales of the First Response pregnancy test grew significantly over the previous year based on a new four day claim. First Response allows you to test four days earlier than any other at-home pregnancy test. Answer pregnancy and ovulation test kits performed well, showing increased sales year to year.

WALLACE LABORATORIES DIVISION

The Wallace Laboratories Division posted strong sales performance from the continued growth of Astelin Nasal Spray as well as the Ryna and Tussi families of prescription cough/cold products.

Astelin Nasal Spray is the only prescription antihistamine nasal spray on the market. In June 1999, a filing was made to the Food and Drug Administration
(FDA) for the Astelin pediatric indication, which was approved in May 2000. The new indication lowered the age for which Astelin is indicated from twelve years and above, to five years and above for seasonal allergic rhinitis.

Two studies evaluating Astelin Nasal Spray in patients with vasomotor (perennial, nonallergic) rhinitis were completed during the prior fiscal year. Both studies demonstrated that Astelin was effective across all the measured symptoms of vasomotor rhinitis, and a filing was made to the FDA in November 1999 for this indication. In September 2000, Astelin received approval, making it the only antihistamine on the market that is indicated for both seasonal allergic and vasomotor nonallergic rhinitis.

Recently published data report that over 57 percent of "rhinitis" patients have nonallergic rhinitis, either alone or in conjunction with allergic rhinitis. This new indication, therefore, represents an opportunity for Astelin and makes it distinct from the oral antihistamines that are only indicated for allergic rhinitis. Astelin sales growth accelerated immediately following the November 2000 introduction of this new indication, and was sustained throughout the balance of the fiscal year.

Astelin will be the primary promoted product throughout the year, as vasomotor nonallergic rhinitis is a non-seasonal indication.

Astelin Nasal Spray is marketed under a joint venture agreement with ASTA Medica AG. Under this agreement, Carter-Wallace, through the Wallace Laboratories Division, is responsible for all manufacturing, selling, marketing and administrative services for Astelin and is compensated by the joint company for these activities.

The Division's promoted cough/cold products, Rynatan Tablets, Ryna-12 Suspension, and Tussi-12 Tablets and Suspension continue to respond well to promotion. Sales of this product line benefited from recent reformulations and line extensions and posted strong growth. Additional reformulations and line extensions are planned.

While major promotional emphasis was placed on Astelin Nasal Spray and the cough/cold products, the Soma family of products also received promotional support targeted to appropriate physicians throughout the year.

In addition to the line extensions that the Division continues to explore, new pharmaceutical products and licensing/acquisition opportunities that would broaden or complement existing product lines, as well as co-promotion agreements are being pursued.

WAMPOLE LABORATORIES DIVISION

A strong sales year led to the Division achieving record earnings. Impressive sales increases were recorded in both of the Division's emphasis areas: rapid tests for the point of care market and automated tests systems for the larger hospital and reference laboratory.

In the point of care area, particularly strong growth was recorded for rapid tests to aid in the determination of pregnancy as well as for tests to aid in the diagnosis of Lyme disease, chlamydia and C. difficile infections. The introduction of related products for the detection of antibodies to H. pylori, an infectious bacterium associated with stomach ulcers, and for the detection of group A streptococcus in throat cultures, is expected to help continue this growth.

For larger laboratories, the Wampole line of automated enzyme immunoassay (EIA) products continued to show excellent growth. In the infectious disease market, sales of a variety of viral serology products moved up significantly as a number of large national accounts converted to the Wampole line. At the same time, EIA tests for a range of autoimmune diseases and for Lp(a), a cardiovascular risk marker, also showed impressive growth. The Division intends to broaden its cardiovascular line with additional products to be launched in the coming year.

The Wampole strategy of partnering with Allegiance Healthcare, one of the largest distributors of healthcare products in the country, continues to pay dividends. The partnership provides an effective strategy for Wampole to penetrate many of the managed care groups with which Allegiance has preferred vendor status.

LAMBERT KAY DIVISION

Lambert Kay offers a broad range of products used primarily for the care of dogs and cats and treatment of the environment in which they live. The Division's products are sold in independent and chain pet stores, pet product catalogs and Internet sites and in several mass market and grocery chains.

The Division's products fall into seven major categories: grooming aids, grooming tools, nutritional supplements, medical products, toys, training and waste management aids, and chain collars and leads. Many Lambert Kay brands, such as Fresh'n Clean grooming aids, Evict liquid wormers for dogs, Boundary repellents, and Tuff on Tangles slicker brushes are well known leaders in their categories.

Lambert Kay achieved sales growth this year due in a large part to increased sales to pet chain and mass market stores. The successful introduction of four new grooming aids and tools were also contributors to this growth. New Fresh'n Clean cologne drops were introduced in three popular fragrances. The Division also introduced Fresh'n Clean pet shampoo with a popular baby powder scent, oatmeal and baking soda shampoo for skin conditioning and pet odor control, and Ever Gentle massage and grooming brushes made with unique rubber "nubs" which remove dead hair from the coat and stimulate the production of natural conditioning oils.

INTERNATIONAL DIVISION

The International Division had a successful year achieving record earnings despite significant foreign exchange translation pressures which reduced sales by $22 million. Sales as measured in local currency were strong with foreign subsidiary operations showing overall growth. The sales gains were achieved through selective price increases as well as unit volume advances in a number of operations including Canada, France, Mexico and Spain.

Consumer products displayed sales gains in a number of product segments and geographic areas.

Our depilatory line, bolstered by a number of line extensions, performed extremely well. Nair showed substantial sales gains in Canada, Mexico, Australia, England and France while our Taky brand in Spain achieved notable sales growth and an expanded market share.

The face and skin care segment continued to advance. In France, record sales were achieved for Lineance, a line of anti-cellulite skin care products. Gains were also achieved for Barbara Gould, a leading line of make-up removers, cleansers and other facial skin care products in France, largely due to the introduction of new products. Eudermin, a range of skin care creams in Spain also demonstrated growth and a higher market share.

A strong presence was maintained in the highly competitive oral care segment. Pearl Drops advanced significantly in Italy and continued to be a leading brand in England, Germany and several other European countries. Email Diamant showed strong growth in France. Nacar Blanco advanced significantly in Mexico following a successful relaunch of the brand with new products and packaging.

The Trojan brand of condoms showed strong growth in Canada as a result of line extensions and effective advertising and promotion and achieved a leading 46% market share. The Trojan line was re-staged with new packaging in Mexico during the year and achieved sales gains with expanded distribution.

The Division's line of over-the-counter health care products maintained strong positions in a number of foreign markets. In Canada, Gravol anti-nauseant advanced, maintaining its dominant market position. Sales gains were also achieved in Canada for Ovol anti-flatulent and Bentasil throat lozenges. Our brands of topical analgesic products, Antiphlogistine Rub A-535 in Canada and Dencorub in Australia, maintained their leading positions and continued to perform well. In France, Sterimar continued to maintain a leading share while exports of Sterimar from France were expanded substantially. OTC health care sales in Italy were very strong led by Cerulisina, a preparation to remove ear wax. Notable growth was also achieved in Mexico for the Pangavit line of vitamin supplements. The Division has maintained a strong presence for its home pregnancy and ovulation products in Australia, Canada, Italy, England and Mexico, despite severe price competition and an increasing number of private label brands.

Professional diagnostic sales showed growth in segments of our ELISA product line. Expanded sales in the Middle East and in South America complemented strong sales in Europe and Canada for both infectious disease and autoimmune products. Our subsidiary in Italy introduced new and improved performance tests for syphilis, herpes and cytomegalovirus to expand the menu of products that can be performed on their Gralis automated instrument. Significant growth was also seen in sales of autoimmunity and cardiovascular products. In France, the introduction of a new line of chemistry reagents helped expand the product line. Sales for parasitology products continued to be strong in France.

RESEARCH & DEVELOPMENT

Research at independent facilities determined that taurolidine induced cell death in numerous human cancer cells in vitro. These developments prompted the Company to initiate an R&D program directed at multiple cancer cell lines to determine if taurolidine has clinically important antineoplastic activity. An Investigational New Drug Application (IND) was filed with and accepted by the FDA. Clinical trials in patients with brain, ovarian and mesothelioma cancer are in progress.

Two multicenter clinical studies showed that Astelin Nasal Spray is effective for treating vasomotor (nonallergic) rhinitis. A Supplemental New Drug Application was approved by the FDA for use in vasomotor rhinitis in September, 2000. Astelin Nasal Spray is now indicated for both allergic and nonallergic vasomotor rhinitis in adults and for use in children five years of age and older for seasonal allergic rhinitis. The Astelin tablet NDA for allergic rhinitis is pending at the FDA. The Company has not decided whether to seek final approval for this NDA.

The Company licensed from the University of Virginia Patent Foundation a new chemical entity, fluorofelbamate. In preclinical studies, this compound appears to have six to ten times greater antiseizure effectiveness than felbamate and may not produce a toxic metabolite isolated from felbamate metabolism believed to be the underlying cause of felbamate toxicity.

FACILITIES

During the year our Mexican administrative and manufacturing operations were relocated to a single renovated facility in Mexico City. The sale of our former pharmaceutical plant in Mexico was completed in the first quarter of the new fiscal year.

PEOPLE

Henry H. Hoyt, Jr. retired as Chairman of the Board of Directors and Chief Executive Officer after more than 50 years with the Company. Mr. Hoyt was appointed Chairman Emeritus and continues to serve on the Board of Directors. Throughout his long career with Carter-Wallace, Mr. Hoyt provided the guidance and vision that led to a focus on market leadership and resulted in sustained long term growth of the Company's sales and profitability.

Ralph Levine, formerly President and Chief Operating Officer, succeeded Mr. Hoyt as Chairman of the Board and Chief Executive Officer. Mr. Levine has been with the Company for more than 38 years and is a member of the Company's Board of Directors and Executive Committee.

Paul A. Veteri became President and Chief Operating Officer, replacing Mr. Levine. Mr. Veteri has been with the Company for more than 25 years and was previously Executive Vice President and Chief Financial Officer. He is a member of the Board of Directors and Executive Committee.

Peter J. Griffin was elected Vice President Finance and Controller and serves as Chief Financial Officer. He was previously Vice President and Controller. Mr. Griffin has been with the Company for over 25 years.

                               *       *       *

We appreciate the ongoing trust and confidence of the consumers and professionals who use our products, and the loyal support of our employees, shareholders and suppliers. We thank them for their interest and confidence in Carter-Wallace.

Ralph Levine
Chairman of the Board and
Chief Executive Officer

Paul A. Veteri
President and
Chief Operating Officer

                                                                  June 15, 2001

Carter-Wallace, Inc. and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

                                                                          YEARS ENDED MARCH 31
                                                    ----------------------------------------------------------------
                                                      2001          2000          1999          1998          1997
                                                    ----------------------------------------------------------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA)
OPERATIONS
  Net sales                                         $222,727      $207,866      $182,845      $190,768      $167,233
  Earnings (loss) from continuing operations
     before taxes                                     (5,091)        2,313        (7,023)        2,459            25
  Earnings (loss) from continuing operations            (334)        1,359        (3,133)        1,198          (398)
  Earnings from discontinued operations               49,556        41,973        31,342        26,103        27,154
                                                    --------      --------      --------      --------      --------
  Net earnings                                        49,222        43,332        28,209        27,301        26,756
  Earnings (loss) per share from continuing
     operations--basic                              $   (.01)     $    .03      $   (.07)     $    .02      $   (.01)
  Earnings per share from discontinued
     operations--basic                                  1.10           .93           .69           .57           .59
                                                    --------      --------      --------      --------      --------
  Earnings per share--basic                             1.09           .96           .62           .59           .58
  Earnings (loss) per share from continuing
     operations--diluted                            $   (.01)     $    .03      $   (.07)     $    .02      $   (.01)
  Earnings per share from discontinued
     operations--diluted                                1.05           .91           .69           .57           .59
                                                    --------      --------      --------      --------      --------
  Earnings per share--diluted                           1.04           .94           .62           .59           .58
  Dividends per share                               $    .32      $    .24      $    .22      $    .16      $    .16
  Average common shares outstanding                   45,311        45,019        45,180        46,093        46,389
FINANCIAL POSITION
  Working capital                                   $240,123      $205,447      $159,549      $145,715      $142,972
  Net property, plant and equipment                   23,370        19,395        20,645        20,977        26,555
  Total assets                                       659,663       642,103       595,762       588,438       596,289
  Long-term debt                                      35,914        38,000        39,234        38,000        43,993
  Stockholders' equity                               420,537       391,038       359,156       349,650       349,154
OTHER DATA
  Capital expenditures for continuing
     operations                                     $  2,284      $  2,055      $  1,508      $  2,318      $  2,563
  Book value per share                                  9.23          8.65          7.98          7.70          7.53
  Number of employees                                  3,340         3,320         3,310         3,360         3,460

             ------------------------------------------------------

                         QUARTERLY DATA ON COMMON STOCK

             The high and low selling prices of the Company's common stock, principally traded on the New York Stock Exchange (symbol CAR), for the two most recent fiscal years were as follows:

                                    FISCAL YEARS ENDED MARCH 31
                             ------------------------------------------
                                     2001                  2000
                             --------------------  --------------------
                               HIGH        LOW       HIGH        LOW
             QUARTER ENDED   ---------  ---------  ---------  ---------
             June 30           $23.69     $17.38     $18.25     $17.19
             September 30       28.00      19.00      18.56      17.56
             December 31        34.50      23.44      18.88      17.44
             March 31           33.38      22.95      19.56      17.44

             A dividend of $.08 per share was declared in all four quarters of 2001. A dividend of $.06 per share was declared in all four quarters of 2000.

PENDING SALE OF THE COMPANY

In May 2001 the Company announced it had entered into agreements for the sale of the Company in a two-step transaction in which stockholders will receive $20.30 per share, subject to certain closing adjustments. This transaction is pending at this time and is subject to approval by stockholders and other conditions. Full details will be included in a proxy statement regarding this transaction which will be sent to all stockholders.

In this two-step transaction, the consumer business, consisting of the Carter, Lambert Kay and International Divisions, will be sold by the Company immediately prior to the merger of the remainder of the Company. Accordingly, the consumer business is included as a discontinued operation for all periods presented in the March 31, 2001 financial statements.

NET EARNINGS

Net earnings were $49,222,000 in the year ended March 31, 2001, compared to net earnings of $43,332,000 in the prior year. Basic earnings per share were $1.09 per share in the current year compared to $.96 per share in the prior year, an increase of 14%. On a diluted basis, earnings per share were $1.04 per share, compared to $.94 per share in the prior year, an increase of 11%.

The results for continuing operations related to the health care business, which includes a substantial portion of corporate overhead, were a loss of $334,000 in the current year compared with earnings of $1,359,000 in the prior year. Earnings from discontinued operations related to the consumer business were $49,556,000 in the current year, compared with $41,973,000 in the prior year.

CONTINUING OPERATIONS (HEALTH CARE BUSINESS)

Net sales from continuing health care operations were $222,727,000 in 2001, a 7.1% increase over the sales of $207,866,000 in the prior year. This increase was due to higher selling prices as well as increased unit volume. The unit volume increase was due largely to higher sales of Astelin Nasal Spray and cough/cold products. Sales of most pharmaceutical products continue to be adversely affected by generic competition.

In 2000, net sales from continuing health care operations were $207,866,000 compared to 1999 sales of $182,845,000, an increase of 14%. This improvement was due to increased unit volume as well as higher selling prices. The unit volume increase was due to the continued growth of Astelin Nasal Spray and the introduction of several new cough/cold prescription products.

Cost of goods sold for continuing health care operations as a percentage of net sales was 22.8% in 2001, 23.2% in 2000 and 25.3% in 1999. The variations from year to year were due primarily to selling price increases in excess of cost increases.

Advertising, marketing, other selling and distribution expenses for continuing health care operations in 2001 decreased by $1,124,000 or 1.3% as a result of reduced spending for pharmaceutical products. In 2000, advertising, marketing, other selling and distribution expenses increased by $7,426,000 or 9.3% as a result of costs associated with the introduction of a reformulated version of an existing product and product introductions.

Research and development expenses for continuing health care operations in 2001 increased by $2,445,000 or 14.6% due to higher spending primarily for taurolidine, a compound being tested to determine if it has clinically important antineoplastic activity. In 2000, research and development expenses increased by $2,006,000 or 13.6%, also due in part to spending for taurolidine.

General and administrative expenses for continuing operations, which includes a substantial portion of corporate overhead, increased in 2001 by $11,603,000 or 21.7% versus the prior year due largely to an acceleration of certain pension costs as a result of the retirement of the Company's former Chairman of the Board and Chief Executive Officer and costs for legal and other professional fees associated with the pending sale of the Company. Pension costs and compensation related expense also increased. In 2000, general and administrative expenses decreased by $1,284,000 or 2.3% due largely to non-recurring prior year employee termination costs related to organizational changes.

Interest expense for continuing health care operations was $3,117,000 in 2001, the same as in 2000. In 2000, interest expense decreased by $117,000 versus the prior year.

Interest income for continuing health care operations increased in 2001 by $4,106,000 from the prior year. In 2000, interest income was higher than 1999 by

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)

--------------------------------------------------------------------------------

$731,000. The increase in both years was due primarily to a higher level of interest bearing investments.

Other expenses (income), net for continuing health care operations showed an increase in expense of $10,981,000 in 2001. This increase was the result of higher costs associated with the sharing of profits on a reformulated product, increased non-cash charges related to incentive plans and a reduction in other income related to ASTA Medica's share of joint venture operations. In 2000, other expense increased by $6,326,000 due to higher non-cash charges related to incentive plans and other miscellaneous expenses. In addition, other income related to ASTA Medica's share of joint venture operations declined.

The income tax rate for continuing health care operations was a benefit of 93.5% in 2001, which includes the elimination of a valuation reserve. In 2000, the tax rate was a provision of 41.2% and in 1999 the rate was a benefit of 55.4%.

DISCONTINUED OPERATIONS (CONSUMER BUSINESS)

Net sales from discontinued consumer operations were $558,665,000 in 2001, a 3.5% increase over the sales of $539,802,000 in the prior year. This improvement was due to increased unit volume, and to a lesser extent, higher selling prices. Domestically, sales of Trojan condoms, Nair depilatories and First Response pregnancy and ovulation test kits were all higher. Lower foreign exchange rates had the effect of decreasing sales in the current year period by approximately $22,000,000.

In 2000, net sales from discontinued consumer operations were $539,802,000 compared to 1999 sales of $486,027,000. This improvement was due to unit volume, and to lesser extent, higher selling prices. Domestic condom sales increased versus 1999 by 7.4%. Domestic anti-perspirant and deodorant sales increased by 7.2% in comparison to 1999. Domestic sales of Nair depilatories increased significantly versus 1999. A portion of the unit volume increase was related to the acquisition of the Barbara Gould line of skin care products in France and product introductions. Lower foreign exchange rates had the effect of decreasing sales in 2000 by approximately $10,400,000.

Cost of goods sold for discontinued consumer operations as a percentage of net sales was 40.0% in 2001, 41.6% in 2000 and 42.6% in 1999. The variations from year to year were due primarily to changes in product mix throughout this period. The Company has taken steps to minimize the effects of higher costs by selective price increases and cost control and reduction measures.

Advertising, marketing, other selling and distribution expenses for discontinued consumer operations in 2001 increased by $4,270,000 or 2.1% as a result of increased advertising and promotional support domestically. In 2000, advertising, marketing, other selling and distribution expenses increased by $18,379,000 or 10.1% largely as a result of higher spending in International markets due in part to promotional support for the Barbara Gould product line and product introductions.

Research and development expenses for discontinued consumer operations in 2001 decreased by $340,000 or 2.9%. In 2000, research and development expenses increased by $656,000 or 5.9%.

General and administrative expenses for discontinued consumer operations decreased in 2001 by $383,000 or 1.3% versus the prior year. In 2000, general and administrative expenses decreased by $99,000 or 0.3%.

Interest expense for discontinued consumer operations was $1,277,000 in 2001, a decrease of $220,000 versus 2000. In 2000, interest expense increased by $239,000 versus the prior year. The fluctuation in interest expense is related to levels of borrowing.

Interest income for discontinued consumer operations increased in 2001 by $103,000 from the prior year. In 2000, interest income was lower than 1999 by $85,000.

Other expenses (income), net for discontinued consumer operations included a gain on the sale of a foreign facility. In 2000, other expenses (income), net showed an increase in expense of $1,724,000, primarily in the International Division.

The income tax rate for discontinued consumer operations was 42.2% in 2001, 38.9% in 2000 and 41.2% in 1999.

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

--------------------------------------------------------------------------------

Investigational New Drug Application (IND) was filed with and accepted by the FDA. Clinical trials in patients with brain, ovarian and mesothelioma cancer are in progress.

ASTELIN

In July 1998, the Company entered into a joint venture agreement with ASTA Medica AG with an effective date of November, 1997. Under the terms of the agreement the Company is responsible for all manufacturing, selling, marketing and administrative activities for
Astelin and Depen, another product licensed from ASTA Medica AG, and receives compensation for these activities from the joint venture. Included in other expense (income), net is income of $140,000 in 2001, $3,981,000 in 2000 and $6,782,000 in 1999 related to ASTA Medica's share of joint venture operations.

FELBATOL (FELBAMATE)

As previously reported, in the years ended March 31, 1995 and 1996 the Company incurred one-time charges to pre-tax earnings totaling $45,980,000 related to use restrictions for Felbatol. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge consisting primarily of inventory write-offs and anticipated returns of product currently in the market, in the range of $15,000,000 on a pre-tax basis.

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

At March 31, 2001, the continuing health care operation had available various bank credit lines amounting to $110,000,000. The lines are made up of a $100,000,000 revolving credit facility and $10,000,000 in an uncommitted credit line.

In June 2000, Carter-Wallace, Inc. entered into an agreement to sell two parcels of vacant land adjacent to its Cranbury, New Jersey facility totaling approximately 210 acres. The closings of these transactions are contingent upon certain approvals being obtained and the satisfactory resolution of other conditions. No assurance can be given that the closings will take place. The total proceeds from these land sales would be approximately $22,050,000, less commissions and other expenses. The cost basis for the land subject to sale is approximately $1,000,000.

Under stock repurchase programs approved by the Company's Board of Directors, the Company purchased 246,000 shares at a cost of $3,885,000 in the year ended March 31, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT FINANCIAL MARKET RISK

A portion of the Company's discontinued operations are exposed to changes in foreign exchange rates. Where practical, the Company seeks to relate expected local currency revenues with local currency costs and local currency assets with local currency liabilities.

The Company's interest bearing investments and a portion of its debt in discontinued operations are subject to interest rate risk. Changes in interest rates could affect interest income and expense in future periods. The Company invests on a short-term basis.

There has been no material impact on operations from financial market risk exposure during the year ended March 31, 2001.

CAPITAL EXPENDITURES

Capital expenditures related to continuing health care operations were $2,284,000 in 2001, $2,055,000 in 2000, and $1,508,000 in 1999. Capital
expenditures related to discontinued consumer operations were $11,778,000 in 2001, $16,001,000 in 2000 and $15,763,000 in 1999.

                            DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------
The Company is engaged in the manufacture and sale of a diversified line of products as described below. As a result of the pending sale of the Company, domestic consumer products and all international products are considered discontinued operations in the consolidated financial statements.

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

* Trojan, Class Act, Naturalamb and Supra condoms

* Boundary dog and cat repellants

* Fresh 'n Clean grooming products,
    stain and odor remover and puppy housebreaking pads

* Lassie and Tiny Tiger pet product lines

* Linatone food supplement

* Twinco chain collars and leads, nail trimmers, slicker brushes and combs

* Mr. Spats' cat toys

DOMESTIC HEALTH CARE
Health care products are promoted primarily to physicians, pharmacists, hospitals, laboratories and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals. These products are manufactured and sold by our professional products divisions and some are sold throughout the rest of the world by various subsidiaries and distributors. Principal products include:

* Astelin Nasal Spray for the treatment of symptoms of seasonal allergic rhinitis and vasomotor rhinitis
* Felbatol for the treatment of seizures associated with epilepsy
* Organidin NR family of expectorants/antitussives
* Ryna line of cough/cold products
* Tussi-12 cough/cold product
* Soma brand muscle relaxants
* Butisol sedative hypnotic
* Depen penicillamine for severe rheumatoid arthritis
* Doral sedative hypnotic
* Lufyllin xanthine bronchodilator
* Maltsupex laxative
* Analyst physician office chemistry system
* Clearview product line of rapid tests for the determination of pregnancy, group A streptococcus, chlamydia and C. difficile
* Prevue and Status rapid tests to aid in the determination of pregnancy
* Wampole and other branded enzyme and fluorescent immunoassay tests to detect a broad range of infectious and autoimmune diseases
* Isostat product line to aid in the detection of micro-organisms in blood
* MicroTrak line of immunoassay products for the detection of sexually transmitted diseases, primarily chlamydia
* Mono-Test, Mono-Latex and Mono-plus for the detection of mononucleosis
* Stat-Crit portable instrument for use in measuring blood hematocrit levels

                           --------------------------
INTERNATIONAL
In addition to many of the products listed above, the Company sells the following products exclusively in certain International markets:

* Anne French facial cleansing products
* Barbara Gould facial beauty and cleansing products
* Bi-Solution acne treatment products
* Cerox adhesive tapes and bandages
* Confidelle, Discover and Gravix at-home pregnancy test kits
* Cossack line of men's grooming products
* Curash line of skin care products
* Email Diamant toothpastes
* Eudermin line of skin care and toiletry products
* Femfresh line of feminine hygiene products
* GranVista non-prescription eyeglasses
* Lineance line of anti-cellulite and associated skin care products
* Odontovax line of oral hygiene products
* Orasiv denture adhesive
* Poupina line of skin care and toiletry products
* Taky depilatories and waxes
* Ultrafresh mouthwash and breath freshening products
* Antiphlogistine Rub A-535 and Dencorub topical analgesics
* Atasol analgesic/antipyretic
* Bentasil medicated throat lozenges
* Cerulisina otic solution
* Diovol antacid products
* Gravol antinauseant
* Jordan toothbrushes
* Maltlevol and Pangavit vitamin supplements
* Ovol antiflatulent
* Sterimar nasal decongestant
* Technogenetics line of diagnostic tests for thyroid metabolism, fertility/pregnancy conditions and other hormonal (endocrine) disorders

Carter-Wallace, Inc. and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS
                           AT MARCH 31, 2001 AND 2000

ASSETS                                                                 2001                        2000
-----------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                          $ 84,316,000                $ 54,612,000
Short-term investments                                               47,891,000                  41,150,000
Accounts receivable-trade, less allowances of
  $1,485,000 in 2001 and $1,663,000 in 2000                          29,314,000                  28,804,000
Other receivables                                                     2,107,000                   3,736,000
Inventories
  Finished goods                                                      7,409,000                  12,026,000
  Work in process                                                     1,966,000                   1,569,000
  Raw materials and supplies                                          9,627,000                   6,895,000
                                                                   ------------                ------------
                                                                     19,002,000                  20,490,000
                                                                   ------------                ------------
Deferred taxes                                                       14,219,000                  19,409,000
Prepaid expenses and other current assets                             3,472,000                   5,234,000
Net current assets of discontinued consumer operations held
  for sale                                                          113,808,000                 111,597,000
                                                                   ------------                ------------
TOTAL CURRENT ASSETS                                                314,129,000                 285,032,000
                                                                   ------------                ------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land                                                                2,076,000                   1,778,000
  Buildings and improvements                                          5,260,000                   5,713,000
  Machinery, equipment and fixtures                                  43,900,000                  32,437,000
  Leasehold improvements                                             17,935,000                  17,888,000
                                                                   ------------                ------------
                                                                     69,171,000                  57,816,000
  Accumulated depreciation and amortization                          45,801,000                  38,421,000
                                                                   ------------                ------------
                                                                     23,370,000                  19,395,000
                                                                   ------------                ------------

INTANGIBLE ASSETS
  Excess of purchase price of businesses acquired over the
     net assets at date of acquisition, less amortization            16,546,000                  18,110,000
  Patents, trademarks, contracts and formulae, less
     amortization                                                    15,318,000                  14,070,000
                                                                   ------------                ------------
                                                                     31,864,000                  32,180,000
                                                                   ------------                ------------
DEFERRED TAXES                                                       35,999,000                  36,473,000
NET NONCURRENT ASSETS OF DISCONTINUED CONSUMER OPERATIONS
  HELD FOR SALE                                                     182,478,000                 190,987,000
OTHER ASSETS                                                         71,823,000                  78,036,000
                                                                   ------------                ------------
                                                                   $659,663,000                $642,103,000
                                                                   ============                ============

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                   2001                        2000
-----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                   $  4,176,000                $  4,795,000
Accrued expenses                                                     63,934,000                  65,561,000
Notes payable                                                           300,000                   1,424,000
Taxes on income                                                       5,596,000                   7,805,000
                                                                   ------------                ------------
TOTAL CURRENT LIABILITIES                                            74,006,000                  79,585,000
                                                                   ------------                ------------

LONG-TERM LIABILITIES
Long-term debt                                                       35,914,000                  38,000,000
Deferred compensation                                                15,500,000                  26,647,000
Accrued postretirement benefit obligation                            68,691,000                  67,425,000
Other long-term liabilities                                          45,015,000                  39,408,000
                                                                   ------------                ------------
TOTAL LONG-TERM LIABILITIES                                         165,120,000                 171,480,000
                                                                   ------------                ------------
TOTAL LIABILITIES                                                   239,126,000                 251,065,000
                                                                   ------------                ------------

STOCKHOLDERS' EQUITY
Preferred stock, authorized 1,000,000 shares,
  without par value; issued--none                                       --                          --
Common stock, authorized 80,000,000 shares,
  par value $1 per share, one vote per share; issued
  34,827,000 shares in 2001 and 34,776,000 shares in 2000            34,827,000                  34,776,000
Class B common stock, authorized 13,056,800 shares, par
  value $1 per share, ten votes per share; issued 12,378,000
  shares in 2001 and 12,429,000 in 2000                              12,378,000                  12,429,000
Capital in excess of par value                                        4,536,000                   4,231,000
Retained earnings                                                   435,341,000                 400,616,000
Less:
  Accumulated other comprehensive loss
     Foreign currency translation adjustment                         39,658,000                  31,385,000
  Treasury stock at cost--1,494,500 common and 153,600
     Class B common shares in 2001 and 1,857,900 common
     and 153,600 Class B common shares in 2000                       26,887,000                  29,629,000
                                                                   ------------                ------------
TOTAL STOCKHOLDERS' EQUITY                                          420,537,000                 391,038,000
                                                                   ------------                ------------
                                                                   $659,663,000                $642,103,000
                                                                   ============                ============

See accompanying notes to consolidated financial statements.

Carter-Wallace, Inc. and Subsidiaries

                           CONSOLIDATED STATEMENTS OF
                           EARNINGS, RETAINED EARNINGS AND
                           COMPREHENSIVE EARNINGS

                           THREE YEARS ENDED MARCH 31, 2001

                                                             2001                 2000                 1999
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS
Net sales                                                $222,727,000         $207,866,000         $182,845,000
Cost of goods sold                                         50,772,000           48,306,000           46,247,000
                                                         ------------         ------------         ------------
     Gross Profit                                         171,955,000          159,560,000          136,598,000
                                                         ------------         ------------         ------------
Operating expenses:
  Advertising and promotion                                32,864,000           36,260,000           33,090,000
  Marketing and other selling                              50,051,000           47,584,000           43,477,000
  Distribution expense                                      3,040,000            3,235,000            3,086,000
  Research and development                                 19,207,000           16,762,000           14,756,000
  General and administrative                               64,961,000           53,358,000           54,642,000
  Interest expense                                          3,117,000            3,117,000            3,234,000
  Interest income                                          (9,040,000)          (4,934,000)          (4,203,000)
  Other expense (income), net                              12,846,000            1,865,000           (4,461,000)
                                                         ------------         ------------         ------------
                                                          177,046,000          157,247,000          143,621,000
                                                         ------------         ------------         ------------
Earnings (loss) from continuing operations before
  provision (benefit) for taxes on income                  (5,091,000)           2,313,000           (7,023,000)
  Provision (benefit) for taxes on income                  (4,757,000)             954,000           (3,890,000)
                                                         ------------         ------------         ------------
Earnings (loss) from continuing operations                   (334,000)           1,359,000           (3,133,000)
Discontinued consumer operations:
  Income from discontinued consumer operations, net of
     tax of $36,226,000, $26,750,000 and $21,925,000 in
     2001, 2000 and 1999, respectively                     49,556,000           41,973,000           31,342,000
                                                         ------------         ------------         ------------
Net earnings                                             $ 49,222,000         $ 43,332,000         $ 28,209,000
                                                         ============         ============         ============
Earnings (loss) per share--basic:
  Continuing operations                                  $      (0.01)        $       0.03         $      (0.07)
  Discontinued consumer operations                               1.10                 0.93                 0.69
                                                         ------------         ------------         ------------
                                                         $       1.09         $       0.96         $       0.62
                                                         ============         ============         ============
Earnings (loss) per share--diluted:
  Continuing operations                                  $      (0.01)        $       0.03         $      (0.07)
  Discontinued consumer operations                               1.05                 0.91                 0.69
                                                         ------------         ------------         ------------
                                                         $       1.04         $       0.94         $       0.62
                                                         ============         ============         ============
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Amount at beginning of year                              $400,616,000         $368,093,000         $349,815,000
Net earnings                                               49,222,000           43,332,000           28,209,000
                                                         ------------         ------------         ------------
                                                          449,838,000          411,425,000          378,024,000
Dividends--$.32 per share in 2001, $.24 per share
  in 2000 and $.22 per share in 1999                      (14,497,000)         (10,809,000)          (9,931,000)
                                                         ------------         ------------         ------------
Amount at end of year                                    $435,341,000         $400,616,000         $368,093,000
                                                         ============         ============         ============
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
Net earnings                                             $ 49,222,000         $ 43,332,000         $ 28,209,000
Other comprehensive (loss)
  Foreign currency translation adjustment                  (8,273,000)          (3,600,000)          (2,974,000)
                                                         ------------         ------------         ------------
Total comprehensive earnings                             $ 40,949,000         $ 39,732,000         $ 25,235,000
                                                         ============         ============         ============

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF
                           CASH FLOWS

                           THREE YEARS ENDED MARCH 31, 2001

                                                               2001               2000               1999
-------------------------------------------------------------------------------------------------------------
Net earnings                                               $ 49,222,000       $ 43,332,000       $ 28,209,000
Adjustments to reconcile net earnings to cash flows
  provided by (used in) operating activities:
     Income from discontinued consumer operations, net of
     tax                                                    (49,556,000)       (41,973,000)       (31,342,000)
     Cash payments for one-time charges                        (727,000)        (1,252,000)        (2,318,000)
     Depreciation and amortization                            3,811,000          4,069,000          4,003,000
     Amortization of excess of purchase price of
       businesses acquired over the net assets at date
       of acquisition, patents, trademarks, contracts,
       and formulae                                          12,319,000          8,981,000          6,302,000
     Other changes in assets and liabilities:
       Decrease (increase) in accounts receivable and
          other receivables                                   1,119,000          9,980,000         (1,156,000)
       Decrease (increase) in inventories                     1,488,000         (3,199,000)        (2,334,000)
       Decrease in deferred taxes                             5,664,000          2,726,000          1,528,000
       Decrease (increase) in prepaid expenses                1,762,000            644,000         (2,712,000)
       (Decrease) increase in accounts payable and
         accrued expenses                                    (3,626,000)           871,000         (2,660,000)
       (Decrease) increase in deferred compensation         (11,249,000)         6,564,000          2,548,000
       Other changes                                          5,017,000         (7,798,000)        (5,235,000)
                                                           ------------       ------------       ------------
Cash flows provided by (used in) operating activities        15,244,000         22,945,000         (5,167,000)
                                                           ------------       ------------       ------------
Cash flows used in investing activities:
  Additions to property, plant and equipment                 (2,284,000)        (2,055,000)        (1,508,000)
  (Increase) in short-term investments                       (6,784,000)        (9,502,000)        (5,960,000)
                                                           ------------       ------------       ------------
Cash flows used in investing activities                      (9,068,000)       (11,557,000)        (7,468,000)
                                                           ------------       ------------       ------------
Cash flows used in financing activities:
  Dividends paid                                            (14,497,000)       (10,809,000)        (9,931,000)
  Payments of debt                                           (3,210,000)          (207,000)        (4,480,000)
  Purchase of treasury stock                                 (5,861,000)          (492,000)        (4,381,000)
  Proceeds from exercised stock options                         787,000            --                 --
                                                           ------------       ------------       ------------
Cash flows used in financing activities                     (22,781,000)       (11,508,000)       (18,792,000)
                                                           ------------       ------------       ------------
Effect of foreign exchange rate changes on cash and cash
  equivalents                                                  (751,000)           212,000            371,000
                                                           ------------       ------------       ------------
Net cash provided by discontinued consumer operations        47,060,000         17,436,000         26,724,000
                                                           ------------       ------------       ------------
Increase (decrease) in cash and cash equivalents           $ 29,704,000       $ 17,528,000       $ (4,332,000)
                                                           ============       ============       ============

See accompanying notes to consolidated financial statements.

       Carter-Wallace, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. DESCRIPTION OF BUSINESS

On May 7, 2001, Carter-Wallace, Inc. (the "Company") entered into definitive agreements for the sale of the Company in a two-step transaction. In accordance with an Asset Purchase Agreement, the Company will first sell the net assets and business of the Company's consumer business for $739 million, less certain debt outstanding. Such funds will be paid directly to Carter-Wallace, Inc. Pursuant to an Agreement and Plan of Merger, immediately following the sale of the consumer business, the buying group will acquire the Company's outstanding common stock and Class B common stock for $20.30 per share subject to certain closing adjustments. CPI Development Corporation, a private holding company that controls approximately 83% of the voting power of Carter-Wallace, Inc., has entered into an agreement to vote in favor of the merger, subject to certain limited exceptions. The aggregate consideration from both transactions is estimated to be $1.121 billion, less approximately $160 million of corporate taxes to be paid on the sale of the consumer business. Each agreement is conditioned on the other, so one will not be completed without the other.

The asset sale and merger have been approved by the Board of Directors of each party to the agreements and are subject to certain conditions, including a financing condition for each buyer, various regulatory approvals, and the approval of Carter-Wallace, Inc. stockholders.

The accompanying consolidated financial statements of Carter-Wallace, Inc. and subsidiaries reflect the net assets and operations of the consumer business (as defined in the aforementioned definitive agreements) as discontinued operations and have been prepared in accordance with accounting principles generally accepted in the United States of America. The consumer business has no separate legal status and operates as an integral part of Carter-Wallace, Inc.'s overall operations. The continuing health care business includes the accounts of the Wallace Laboratories Division, the Wampole Laboratories Division, and all corporate accounts not specifically identified in the definitive agreement as part of the consumer business of Carter-Wallace, Inc.

Products sold by the health care business primarily include prescription pharmaceuticals, as well as professional diagnostic products. These products are promoted to physicians, pharmacists, hospitals, laboratories, and clinics by a staff of specially trained professional sales representatives and by advertising in professional journals.

Corporate income and expenses not identified to the consumer business remain in the continuing health care business. Such corporate income and expenses include the general corporate management of Carter-Wallace, Inc. and certain other general corporate functions.

Cash, cash equivalents, and short-term investments in Canada, with the exception of U.S. $1,000,000, are included in the assets of continuing operations.

Certain expenses such as postretirement benefit costs for consumer business employees have been excluded from the consolidated statements of earnings from continuing operations. However, the related assets and/or liabilities have been included in the assets and liabilities of continuing operations because such assets and/or liabilities will be retained by the continuing operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The assets, liabilities, and results of operations of the consumer business have been presented as discontinued operations.

Revenue Recognition Policy

Revenue is recognized when products are shipped.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual amounts may differ.

Cash Equivalents and Short-term Investments

Cash equivalents consist of short-term securities with maturities of three months or less when purchased. Investments with a maturity greater than three months but less than one year are classified as short-term investments. The carrying value of cash equivalents and short-term investments approximated fair value at March 31, 2001 and 2000.

Inventories

Inventories are valued at the lower of cost or market on the first-in, first-out
(FIFO) method. Felbatol inventories of $4,078,000 and $6,387,000 at March 31, 2001 and 2000, respectively, not expected to be sold in the next fiscal year, are included in other assets.

Property, Plant and Equipment

Depreciation is provided over the estimated useful lives of the assets, principally using the straight-line method.

Machinery, equipment, and fixtures are depreciated over a period ranging from five to twenty years. Buildings and improvements are depreciated over a period ranging from twenty to forty years. Leasehold improvements are amortized on a straight-line basis over the life of the related asset or the life of the lease, whichever is shorter. Expenditures for renewals and betterments are capitalized. Upon sale or retirement of assets, the appropriate asset and related accumulated depreciation accounts are adjusted and the resultant gain or loss is reflected in earnings. Maintenance and repairs are charged to expense as incurred.

Intangible Assets

The excess of purchase price of businesses acquired over the net assets at date of acquisition is assessed to the product or group of products which constitutes the business acquired and is amortized over no longer than 40 years for amounts relating to acquisitions subsequent to October 31, 1970. The cost of patents, formulae, and contracts is amortized on a straight-line basis over their legal or contractual lives. The cost of trademarks is being amortized over no longer than 40 years for amounts relating to acquisitions subsequent to October 31, 1970. Amounts related to intangibles acquired prior to October 31, 1970 are not material.

The policy of the Company in assessing the recoverability of intangible assets is to compare the carrying value of the intangible asset with the undiscounted cash flow generated by products related to the intangible asset. In addition, the Company continually evaluates whether adverse developments indicate that an intangible asset may be impaired.

Income Taxes

Deferred income taxes are determined using the liability method based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

Advertising and Marketing Costs

Advertising, promotion and other marketing costs are charged to earnings in the period in which they are incurred.

Accrued Expenses

Accruals related to certain employee costs such as management bonuses and vacation pay are calculated upon specifically identified employees for each of the businesses.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries are translated at the year-end rate of exchange, and income statement items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of stockholders' equity. The effects of foreign exchange gains and losses arising from these translations of assets and liabilities are included as a component of other comprehensive income. All of the accumulated other comprehensive loss and foreign currency translation adjustment included in stockholders' equity as of March 31, 2001 and 2000 relates to the discontinued operations of the consumer business.

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." This statement deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which made minor amendments to SFAS No. 133. The Company will adopt SFAS No. 133, as amended, effective April 1, 2001. The adoption of this accounting requirement is not expected to have a material effect on the Company's consolidated financial statements.

Earnings Per Common Share

Basic earnings per share is based on the average number of common and Class B common shares outstanding during the year: 45,311,000 in 2001, 45,019,000 in 2000 and 45,180,000 in 1999. In computing diluted earnings per share, incremental shares issuable upon the assumed exercise of stock options and the vesting of stock awards have been added to the average shares outstanding. Incremental shares for purposes of calculating diluted earnings per share amounted to 2,236,900 in 2001, 1,033,200 in 2000 and 688,500 in 1999.

3. PROPERTY, PLANT, AND EQUIPMENT

Included in property, plant, and equipment are all operating assets related directly to the health care business as well as certain corporate assets that will remain with the health care business. The manufacturing facilities include the pharmaceutical plant in Decatur, Illinois.

Specifically included with the health care business is the vacant land in Cranbury, New Jersey. The vacant land consists of plots which are currently under contract to be sold and other vacant land available for sale. In June 2000, Carter-Wallace, Inc. entered into an agreement to sell two parcels of vacant land adjacent to its Cranbury, New Jersey facility totaling approximately 210 acres. The closings of these transactions are contingent upon certain approvals being obtained and the satisfactory resolution of other conditions. No assurance can be given that the closings will take place. The total proceeds from these land sales would be approximately $22,050,000, less commissions and other expenses. The cost basis for the land subject to sale is approximately $1,000,000.

Also included with the continuing health care business are nonoperating facilities in Trenton, New Jersey and Winsted, Connecticut. The costs of the Trenton and Winsted facilities have been written off.

4. TAXES ON INCOME FROM CONTINUING OPERATIONS

The provision (benefit) for taxes on income from continuing operations was as follows:

                                           2001                     2000                     1999
                                        -----------              -----------              -----------
Current:
     Domestic                           $(9,665,000)             $ 2,022,000              $(4,473,000)
     Foreign                                265,000                  158,000                  201,000
                                        -----------              -----------              -----------
                                         (9,400,000)               2,180,000               (4,272,000)
                                        -----------              -----------              -----------
Deferred:
     Domestic                             4,643,000               (1,226,000)                 382,000
     Foreign                                --                       --                       --
                                        -----------              -----------              -----------
                                          4,643,000               (1,226,000)                 382,000
                                        -----------              -----------              -----------
Total                                   $(4,757,000)             $   954,000              $(3,890,000)
                                        ===========              ===========              ===========

Deferred income taxes are provided for temporary differences between the financial statement and tax bases of the assets and liabilities of the continuing health care business. The temporary differences gave rise to the following deferred tax assets and liabilities of the continuing operations at March 31:

                                                                2001                     2000
                                                             -----------              -----------
Postretirement benefit plans                                 $29,609,000              $28,968,000
Employee benefit plans                                        (2,778,000)               8,430,000
Accrued liabilities                                           11,826,000               11,467,000
Asset valuation accounts                                      13,985,000               14,061,000
All other                                                      4,878,000                4,824,000
Valuation allowances                                             --                    (3,247,000)
                                                             -----------              -----------
     Total deferred tax assets                                57,520,000               64,503,000
                                                             -----------              -----------
Depreciation                                                  (3,501,000)              (3,946,000)
All other                                                     (3,801,000)              (4,675,000)
                                                             -----------              -----------
     Total deferred tax liabilities                           (7,302,000)              (8,621,000)
                                                             -----------              -----------
Net deferred tax assets                                      $50,218,000              $55,882,000
                                                             -----------              -----------

Realization of the deferred tax assets of the continuing operations is dependent on the consolidated Carter-Wallace, Inc. group generating sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. However, the deferred tax assets could be reduced if estimates of future taxable income are lowered. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

The effective tax rate of the provision (benefit) for taxes on income from continuing operations as compared with the U.S. Federal statutory income tax rate was as follows:

                                              2001                         2000                          1999
                                     -----------------------      -----------------------      ------------------------
                                                     % TO                         % TO                          % TO
                                         TAX        PRE-TAX           TAX        PRE-TAX           TAX         PRE-TAX
                                       AMOUNT       INCOME          AMOUNT       INCOME           AMOUNT       INCOME
                                     -----------    ------        ----------     ------         -----------    ------
Computed tax expense (benefit)       $(1,782,000)    (35.0)%      $   810,000      35.0%       $ (2,458,000)    (35.0)%
Foreign income taxed at a
  different effective rate                82,000       1.6             25,000       1.1              98,000       1.4
State income taxes, net of
  federal tax benefit                 (1,003,000)    (19.7)           433,000      18.7            (148,000)     (2.1)
Amortization of intangibles              266,000       5.2            266,000      11.5             266,000       3.8
Other, principally adjustments to
  prior provisions                       927,000      18.2           (580,000)    (25.1)         (1,648,000)    (23.5)
Reversal of valuation allowance       (3,247,000)    (63.8)           --           --               --           --
                                     -----------     -----        -----------     -----        ------------     -----
Provision for taxes on income        $(4,757,000)    (93.5)%      $   954,000      41.2%       $ (3,890,000)    (55.4)%
                                     ===========     =====        ===========     =====        ============     =====

The U.S. Internal Revenue Service completed its examination of Carter-Wallace, Inc. and subsidiaries' tax returns through fiscal year 1995, resulting in no material impact on Carter-Wallace, Inc. The statute of limitations for the examination of Carter-Wallace, Inc. and subsidiaries' U.S. Federal income tax return has expired for fiscal years 1996 and 1997.

5. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

The current portion of long-term debt was $300,000, $1,424,000 and $397,000 at March 31, 2001, 2000 and 1999, respectively.

The continuing health care business has available various bank credit lines amounting to $110,000,000. The availability of the lines of credit is subject to review by the banks involved. Commitment fees are immaterial.

Long-Term Debt

Long-term debt of continuing operations is summarized below:

                                                                   MARCH 31,           MARCH 31,
                                                                     2001                2000
                                                                  -----------         -----------
Promissory notes, 7.62%, payable in equal annual
  installments of $7,000,000 from December 21, 2003 through
  December 21, 2007                                               $35,000,000         $35,000,000
City of Decatur, Illinois adjustable rate Industrial Revenue
  Bond, repaid December 1, 2000                                       --                3,000,000
Promissory Notes, 6.18%, payable no later than September 12,
  2002                                                              1,214,000           1,424,000
                                                                  -----------         -----------
                                                                   36,214,000          39,424,000
Less current portion of long-term debt included in notes
  payable                                                            (300,000)         (1,424,000)
                                                                  -----------         -----------
                                                                  $35,914,000         $38,000,000
                                                                  ===========         ===========

Certain of the Company's long-term debt agreements contain financial covenants which require Carter-Wallace, Inc. to maintain a minimum level of net worth and limit total long-term liabilities to a stated percentage of total capitalization.

Maturities of long-term debt for fiscal years 2003 through 2006 are $914,000, $7,000,000, $7,000,000 and $7,000,000, respectively.

With respect to the $35,000,000 notes, should the Company, of which the health care business and the consumer business are parts, sell a substantial portion of its assets, the holders of the notes have the right to redeem the notes at face value plus a premium of approximately $4,000,000.

Carter-Wallace, Inc. has guaranteed the repayment of debt in the consumer business of Carter-Wallace, Inc. in the amount of $19,800,000. This debt may be called by the lender if Carter-Wallace, Inc. ceases to be the majority stockholder of the borrowing subsidiaries in the consumer business.

Carter-Wallace, Inc. issued promissory notes, payable no later than September 12, 2002, in connection with the acquisition of the net assets of Youngs Drug Products Corporation and affiliates. Prepayments of all or portions of the notes are required as certain contractual conditions are satisfied.

The fair value of long-term debt of continuing operations including current maturities was $37,047,000 and $36,080,000 at March 31, 2001 and 2000,
respectively.

6. COMMON STOCK, CLASS B COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE

Carter-Wallace, Inc. has two classes of common stock with a par value of $1.00 per share. Class B common stock generally has ten votes per share on all matters and votes as a class with common stock, which has one vote per share. The transfer of Class B common stock is restricted; however, Class B common stock is at all times convertible into shares of common stock on a share-for-share basis. Common stock and Class B common stock have identical rights with respect to cash dividends and upon liquidation.

Activity for the years ended March 31, 2001 and 2000 was as follows:

                                                                                       CLASS B           CAPITAL IN
                                                                   COMMON              COMMON            EXCESS OF
                                                                    STOCK               STOCK            PAR VALUE
                                                                 -----------         -----------         ----------
Balance at March 31, 1999                                        $34,740,000         $12,465,000         $4,483,000
Conversion of Class B common stock to Common Stock                    36,000             (36,000)            --
Cost of treasury stock over market value at date of award
  or issuance                                                        --                  --                (252,000)
                                                                 -----------         -----------         ----------
Balance at March 31, 2000                                         34,776,000          12,429,000          4,231,000
Conversion of Class B common stock to Common Stock                    51,000             (51,000)            --
Cost of treasury stock under market value at date of award
  or issuance                                                        --                  --                 305,000
                                                                 -----------         -----------         ----------
Balance at March 31, 2001                                        $34,827,000         $12,378,000         $4,536,000
                                                                 ===========         ===========         ==========

The cost of treasury stock over or under the market value of the stock on the date of the award or issuance has been applied to capital in excess of par value, as well as any tax benefit on the appreciation of deferred stock awards.

Shares issued from treasury stock for stock awards amounted to 546,000, 239,100 and 28,000 shares at a cost of $8,603,000, $3,703,000 and $429,000 in 2001, 2000 and 1999, respectively. Shares purchased and added to treasury stock amounted to 182,900, 27,700 and 274,400 shares at a cost of $5,861,000, $492,000 and
$4,381,000 in 2001, 2000 and 1999, respectively. In 1999, Carter-Wallace, Inc. exchanged 155,500 shares with a value of $2,125,000 previously issued as restricted stock awards for an equivalent number of deferred stock awards.

7. RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS (DOLLARS IN THOUSANDS)

The continuing operations of Carter-Wallace, Inc. have two noncontributory pension plans consisting of the Employees Retirement Plan of Carter-Wallace, Inc. ("qualified plan") and the Executive Pension Benefits Plan ("nonqualified plan"). The qualified pension plan covers substantially all nonbargaining unit employees with over one year of service. These plans cover domestic employees, including employees who will be made available to the consumer business. Obligations of the Retirement Plan for Bargaining Employees of Carter-Wallace, Inc. and obligations of the foreign subsidiaries have been included in the net assets of the discontinued consumer business.

The funding policy of the Company is to make annual contributions to the qualified plan in amounts equal to the minimum required by applicable regulations. The plan's assets are invested primarily in common stocks and corporate and government bonds. The nonqualified plan is unfunded.

The Company also provides certain health care and insurance benefits for retired employees. The cost of the benefits is accrued during the years the employees render service until they attain full eligibility for those benefits.

Postretirement benefit obligations for all domestic employees are included in the liabilities of continuing operations because Carter-Wallace, Inc. will retain these obligations. However, expenses related to postretirement benefits for domestic consumer business employees of $1,848,000 in fiscal 2001, $1,756,000 in fiscal 2000 and $832,000 in fiscal 1999 are included in discontinued consumer operations in the consolidated statements of earnings.

The components of the pension and postretirement benefit expense included in earnings (loss) from continuing operations reflected in the accompanying consolidated financial statements for the years ended March 31, 2001, 2000 and 1999 were as follows:

                                               RETIREMENT PLANS          OTHER POSTRETIREMENT BENEFITS
                                        ------------------------------   ------------------------------
                                          2001       2000       1999      2001       2000       1999
                                        --------   --------   --------   -------    -------    -------
Service cost                            $  7,625   $  7,528   $  7,088   $ 1,668    $ 1,905    $ 1,887
Interest cost                             14,091     11,948     11,489     3,992      3,632      3,679
Expected return on assets                (19,413)   (17,685)   (16,062)    --         --         --
Amortization of prior service cost         3,726      2,263      2,179      (472)      (890)    (3,258)
Amortization of transition cost               (5)    (1,786)    (1,786)    --         --         --
Amortization of actuarial loss (gain)     (1,954)        84         42      (788)      (465)      (328)
Settlement loss                            2,634      --         --        --         --         --
                                        --------   --------   --------   -------    -------    -------
     Benefit cost                          6,704      2,352      2,950     4,400      4,182      1,980
Less cost for Consumer Business
  employees charged to
  discontinued operations                  --         --         --       (1,848)    (1,756)      (832)
                                        --------   --------   --------   -------    -------    -------
     Total benefit expense              $  6,704   $  2,352   $  2,950   $ 2,552    $ 2,426    $ 1,148
                                        ========   ========   ========   =======    =======    =======

The components of the changes in the benefit obligation for the years ended March 31, 2001 and 2000 were as follows:

                                                                                          OTHER POSTRETIREMENT
                                                        RETIREMENT PLANS                        BENEFITS
                                                    -------------------------           -------------------------
                                                      2001             2000               2001             2000
                                                    --------         --------           --------         --------
Benefit obligation at beginning of year             $183,125         $181,067           $ 49,240         $ 56,490
Service cost                                           7,625            7,528              1,668            1,905
Interest cost                                         14,091           11,948              3,992            3,632
Amendments                                            (3,220)          20,196              --               --
Actuarial gain (loss)                                 16,826          (25,410)             2,631           (9,650)
Benefits paid                                        (28,646)         (12,204)            (3,134)          (3,137)
                                                    --------         --------           --------         --------
     Benefit obligation at end of year              $189,801         $183,125           $ 54,397         $ 49,240
                                                    ========         ========           ========         ========

The components of the changes in plan assets for the years ended March 31, 2001 and 2000 were as follows:

                                                                                          OTHER POSTRETIREMENT
                                                        RETIREMENT PLANS                        BENEFITS
                                                    -------------------------           -------------------------
                                                      2001             2000               2001             2000
                                                    --------         --------           --------         --------
Fair value of plan assets at beginning of year      $228,731         $211,921              --               --
Actual return on plan assets                            (859)          28,081              --               --
Employer contributions                                18,495              933           $  3,134         $  3,137
Benefits paid                                        (28,646)         (12,204)            (3,134)          (3,137)
                                                    --------         --------           --------         --------
     Fair value of plan assets at end of year       $217,721         $228,731              --               --
                                                    ========         ========           ========         ========

The following is a reconciliation of the funded status of the plans to the accompanying consolidated balance sheets at March 31, 2001 and 2000:

                                                                                          OTHER POSTRETIREMENT
                                                        RETIREMENT PLANS                        BENEFITS
                                                    -------------------------           -------------------------
                                                      2001             2000               2001             2000
                                                    --------         --------           --------         --------
Funded status                                       $ 27,920         $ 45,606           $(54,397)        $(49,240)
Unrecognized actuarial gain                          (38,391)         (74,809)           (13,995)         (17,414)
Unrecognized prior service cost (income)              21,057           28,003               (299)            (771)
Unrecognized transition amounts                           (5)             (11)             --               --
Minimum liability adjustment                          (6,146)          (3,206)             --               --
                                                    --------         --------           --------         --------
     Prepaid (accrued) benefit cost                 $  4,435         $ (4,417)          $(68,691)        $(67,425)
                                                    ========         ========           ========         ========

Amounts recognized as assets and liabilities of continuing operations in the accompanying consolidated balance sheets at March 31, 2001 and 2000 were as follows:

                                                                                          OTHER POSTRETIREMENT
                                                        RETIREMENT PLANS                        BENEFITS
                                                    -------------------------           -------------------------
                                                      2001             2000               2001             2000
                                                    --------         --------           --------         --------
Other assets                                        $ 30,901         $ 26,350              --               --
Accrued expenses                                      (6,279)         (11,766)             --               --
Long-term liabilities                                (20,187)         (19,001)          $(68,691)        $(67,425)
Intangible assets                                      6,146            3,206              --               --
                                                    --------         --------           --------         --------
     Net amount recognized                          $ 10,581         $ (1,211)          $(68,691)        $(67,425)
                                                    ========         ========           ========         ========

Plan amendments made in fiscal 2000 included a change related to credited service and a federally mandated actuarial change related to mortality tables.

At March 31, the only pension plan with an accumulated benefit obligation in excess of plan assets was the non-qualified plan, which had no assets. Information on this plan is as follows:

                                                      2001             2000
                                                    --------         --------
Projected Benefit Obligation                        $42,432          $44,841
                                                    =======          =======
Accumulated Benefit Obligation                      $26,466          $30,765
                                                    =======          =======

The principal assumptions used in determining 2001, 2000 and 1999 actuarial values were:

         Discount rate                                    6.75 - 8%
         Rate of increase in compensation levels             4 - 6%
         Expected long-term rate of return on plan assets    7 -10%

Expense for the employee savings plan included in continuing operations, under which the Company matches the contributions of participating employees up to a designated level was approximately $900,000 in 2001, 2000 and 1999.

The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation for those over age 65 is 8% for 2001 trending to 5% over a three year period. For those under age 65, the trend rate is 6.3% for 2001 trending to 5% over a three year period. A 1% increase or decrease in the assumed respective annual medical cost trend rate would change the accumulated postretirement benefit obligation by approximately $2,500,000 and the service and interest components of net postretirement benefit expense by approximately $300,000.

8. LONG-TERM INCENTIVE PLANS

1977 Restricted Stock Award Plan

The plan, as amended, provides for awards of not more than 2,750,000 shares of common stock, subject to adjustments for stock splits, stock dividends and other changes in Carter-Wallace's capitalization, to key employees, to be issued either immediately after the award or at a future date. As a result of the three-for-one stock split in April, 1992 and the issuance of the Class B common stock in 1987, the 2,750,000 shares of common stock provided for in the Plan have been adjusted to 5,593,154 shares. As provided in the Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of five years from the date of the award. Cash dividends on shares awarded are held by Carter-Wallace, Inc. for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over a five year period commencing at the date of the award.

Cumulative awards as of March 31, 2001 amount to 3,466,250 shares. There were no new awards granted in any of the past three fiscal years.

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. For shares that have been issued, the market value at the date of the awards was $540,000 and $708,000 in fiscal 2000 and 1999, respectively. The cost of treasury stock for these awards was $428,000 and $429,000 in fiscal 2000 and 1999, respectively.

1996 Long-Term Incentive Plan

The plan, as amended, provides for awards of not more than 9,000,000 shares of common stock, subject to adjustment for stock splits, stock dividends, and other changes in the capitalization of Carter-Wallace, Inc. to key employees, to be issued either immediately after the award or at a future date. The awards consist of restricted and/or deferred stock or options, or a combination thereof. At March 31, 2001, 5,827,337 shares had been granted under the 1996 long-term incentive plan. Outstanding awards of deferred stock become fully vested and outstanding options become immediately exercisable upon the occurrence of a change in control of the Company.

Stock Options

Under the plan, both qualified and non-qualified options may be granted to key executive employees at fair market value at the date of grant. The right to exercise the options, in installments, commences one year from the date of grant and expires ten years after that date. As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", Carter-Wallace, Inc. has chosen to continue to account for options granted under the plan using the intrinsic value method. Accordingly, no compensation expense has been recognized for these options. Had the fair value method of accounting, as defined in SFAS No. 123, been applied to the Company's stock options, net income would have been reduced by approximately $3,810,000 or $.08 per share in 2001, $4,510,000 or $.10 per share in 2000 and $3,390,000 or
$.08 per share in 1999. The weighted-average fair market value of options granted was $7.86 and $7.71 in 2000 and 1999, respectively. No options were granted in 2001. For purposes of fair market value disclosures, the fair market value of an option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                           2001                     2000                          1999
                                         --------                 --------                      --------
Risk-Free Interest Rate                    --                        6.3%                          4.9%
Expected Life                              --                          8 yrs.                        8 yrs.
Volatility                                 --                       31.7%                         35.4%
Dividend Yield                             --                        1.2%                          1.1%

A summary of the status of stock options granted under the plan as of March 31, 2001, 2000 and 1999 and changes during the years ended on those dates is presented below:

                                    2001                             2000                             1999
                         --------------------------       --------------------------       --------------------------
                                     WEIGHTED-AVG.                    WEIGHTED-AVG.                    WEIGHTED-AVG.
                          OPTION      EXERCISE             OPTION      EXERCISE             OPTION      EXERCISE
                          SHARES        PRICE              SHARES        PRICE              SHARES        PRICE
                         ---------     --------           ---------     --------           ---------       ------
Outstanding April 1      4,303,629       $16.09           3,672,143       $15.70           2,479,601       $14.70
Granted                     --           --                 683,926        18.06           1,192,542        17.77
Exercised                  (57,240)       13.75              --           --                  --           --
Forfeited                  (26,546)       15.39             (52,440)       14.38              --           --
                         ---------                        ---------                        ---------
Outstanding March 31     4,219,843       $16.12           4,303,629       $16.09           3,672,143       $15.70
                         =========                        =========                        =========

The following table summarizes information about stock options outstanding at March 31, 2001:

                                              OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                            ------------------------------------------------------         ---------------------------------
      RANGE OF                NUMBER            WEIGHTED-AVG.        WEIGHTED-AVG.           NUMBER            WEIGHTED-AVG.
      EXERCISE              OUTSTANDING          REMAINING            EXERCISE             EXERCISABLE          EXERCISE
       PRICES               AT 3/31/01             LIFE                 PRICE               AT 3/31/01            PRICE
     ----------             ----------          ----------            --------              ---------            -------
     $12.13 to
     $19.69                  4,219,843           6.9 years             $16.12               3,183,010             $15.65

For shares issued upon exercise of options, the proceeds from the exercise of the options was $787,000 in 2001. The cost of treasury stock for these option exercises was $886,000. The difference between the exercise price and the cost of treasury stock was included in capital in excess of par value.

Stock Awards

Restricted and/or deferred stock awards which are awarded subject to restrictions, may not be disposed of by the recipient for a period of four years from the date of the award. Cash dividends on shares awarded are held by Carter-Wallace, Inc. for the benefit of the recipients, subject to the same restrictions as the award. Such dividends (without interest) are paid to the recipients upon lapse of the restrictions. The cost of the awards, equal to the fair market value at the date of award, is being charged to operations in equal annual amounts over the four-year vesting period commencing at the date of the award. Amortization related to stock awards made under the 1996 Long Term Incentive Plan and included in continuing operations amounted to $8,754,000 in fiscal 2001, $5,173,000 in fiscal 2000 and $2,533,000 in fiscal 1999. The amortization of awards made to certain executives, who have been identified as consumer business employees, was charged to discontinued consumer operations and amounted to $361,000 in fiscal 2001, $556,000 in fiscal 2000 and $327,000 in fiscal 1999. If a recipient's employment terminates by reason of retirement, death or permanent disability, the award would vest immediately with the unamortized value of the award charged to operations at that time.

Award transactions in shares for the past three years were:

                                                                 SHARES
                                           --------------------------------------------------
                                             2001                 2000                1999
                                           ---------            ---------            -------
Cumulative Awards--Beginning of
  Year                                     1,552,700              909,053            606,689
New Awards                                    --                  648,834            302,364
Forfeited Awards                              (2,446)              (5,187)             --
                                           ---------            ---------            -------
Cumulative Awards--End of Year             1,550,254            1,552,700            909,053
                                           =========            =========            =======

The financial statements reflect the transfer of the awarded shares from treasury stock as of the date of their issuance. Outstanding awards of 832,319 shares at March 31, 2001 will be issued at a future date no later than four years from the date of the award. For shares that have been issued, the market value at the date of the awards was $8,908,000 in 2001 and $2,911,000 in 2000. The cost of treasury stock for these awards was $8,603,000 in 2001 and $3,275,000 in 2000. The differences between the market value at the date of the awards and the cost of the treasury stock were included in capital in excess of par value.

9. SHORT-TERM INVESTMENTS

At March 31, 2001 and 2000, short-term investments were intended to be held to maturity and have remaining maturities of less than one year. The amortized cost approximated fair value. The amortized cost of certificates of deposit were $3,417,000 and $19,649,000 at March 31, 2001 and 2000, respectively. The amortized cost of commercial paper was $24,321,000 and $21,501,000 at March 31, 2001 and 2000, respectively. In addition, included at March 31, 2001 are bankers' acceptances in the amount of $20,153,000.

10. RENTAL EXPENSE AND LEASE COMMITMENTS (DOLLARS IN THOUSANDS)

Continuing Health Care Operations

Rental expense for operating leases with a term greater than one year for 2001, 2000 and 1999 was as follows:

                                   REAL PROPERTY
      RENTAL            REAL        SUB-RENTAL        NET REAL
      EXPENSE         PROPERTY        INCOME          PROPERTY
      -------         --------     -------------      --------
       2001            $6,990         $(3,047)         $3,943
       2000             6,559          (2,929)          3,630
       1999             6,294          (2,701)          3,593

The real property rental expense for 2001, 2000 and 1999 excludes approximately $1,000 annually of rental costs which have been charged to the one-time charges for restructuring of operations and facilities.

Minimum rental commitments under non-cancellable operating leases in effect at March 31, 2001 were as follows:

                                   REAL PROPERTY
  MINIMUM RENTAL        REAL        SUB-RENTAL        NET REAL
    COMMITMENTS       PROPERTY        INCOME          PROPERTY
  --------------      --------     -------------      --------
       2002           $ 7,816        $ (3,515)         $4,301
       2003             7,154          (3,515)          3,639
       2004             7,141          (3,515)          3,626
       2005             7,057          (3,515)          3,542
       2006             8,037          (3,597)          4,440
2007 and thereafter    41,042         (19,443)         21,599

Included in the real property rental commitments indicated above is approximately $13,400 of future rental costs which were included in the one-time charges for restructuring of operations and facilities. These costs are associated with the subleasing of office space on which the continuing health care business holds a long-term lease.

Discontinued Consumer Operations

Rental expense for operating leases included in discontinued operations with a term greater than one year for 2001, 2000 and 1999 was as follows:

      RENTAL            REAL         EQUIPMENT
      EXPENSE         PROPERTY       AND OTHER
      -------         --------       ---------
       2001            $1,890          $7,320
       2000             1,725           6,990
       1999             1,726           6,837

Minimum rental commitments under noncancellable leases in effect at March 31, 2001 were as follows:

  MINIMUM RENTAL        REAL         EQUIPMENT      CAPITAL LEASE
    COMMITMENTS       PROPERTY       AND OTHER       OBLIGATIONS
  --------------      --------       ---------      -------------
       2002           $ 1,617        $    896          $  275
       2003             1,469             564             216
       2004               601             249             203
       2005               363              69             190
       2006                94              15             127
2007 and thereafter         7          --              --
                                                       ------
                                                        1,011
Less interest and executory cost                         (163)
                                                       ------
Present value of minimum lease payments (of
which $213 is included in accrued expenses)            $  848
                                                       ======

11. LITIGATION INCLUDING ENVIRONMENTAL MATTERS

Continuing Operations

Environmental Matters

In 1982, the United States Environmental Protection Agency ("EPA") advised Carter-Wallace, Inc. and over 200 other companies that they may be potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to waste deposited at the former Lone Pine Landfill ("Lone Pine") in Freehold, New Jersey. In 1989 and 1991, respectively, the Company and approximately 122 other PRPs, without admitting liability, entered into two consent decrees with EPA, agreeing to conduct a cleanup of the Lone Pine, and that cleanup is in progress. The total estimated cost of the cleanup, which will continue many years into the future, is $104 million to $120 million in current dollars. In addition, on October 23, 1997 the Company and eight other PRPs entered into a third consent decree with EPA, the Department of Interior, and New Jersey to resolve the government's natural resource damage claims, which obligation could cost as much as $2 million. After factoring in past and expected recoveries from nonsettlors, the net share of cleanup costs and natural resource damage claims (exclusive of defense costs) to the Company is expected to be from $8 million to $10 million, of which it has paid about $7 million through March 31, 2001.

In August 1989, the Company instituted suit in New Jersey state court against 22 of its liability insurers to recover, inter alia, the share of costs of the Company at Lone Pine, including related legal defense costs. The Company reached settlements in this case with 19 of the insurers. There is no remaining solvent insurer in the case. The Company has received approximately $12.5 million in settlement payments from its insurers. Except for a portion of its legal fees incurred in pursuing its insurers for coverage, the Company expects to be fully reimbursed for its share of past and currently estimated future cleanup and natural resource damage costs at Lone Pine.

The Company and nine other settling PRPs are party to two actions in NJ state court against a former cleanup contractor at Lone Pine concerning amounts allegedly owed to that contractor. The first action was filed by the contractor on July 7, 1995 against the settling PRPs (including the Company), who subsequently filed counterclaims against the contractor. The Company and the nine other settling PRPs brought a separate action against the contractor on July 10, 1995. Both lawsuits were subsequently consolidated. A settlement was reached in these cases wherein the settling PRPs paid $1,287,500 to the contractor. The Company's share of that $1,287,500 was approximately $115,000. These amounts are included in the cleanup cost estimate and the Company's estimated share thereof set forth above.

The Company faces potential liability involving waste material generated by the Lambert Kay division at its former manufacturing facility in Winsted, Connecticut. In May 1991, the EPA issued special notice letters under the Comprehensive Environmental Response, Compensation and Liability Act to Lambert Kay and about 50 other PRPs notifying them of potential liability with respect to waste deposited at the Barkhamsted-New Hartford landfill in Barkhamsted, Connecticut. In September 1991, and in February 1994, the Company and 21 other PRPs, without admitting liability, entered into consent agreements under which the PRPs agreed to perform certain investigation and engineering evaluation work at the site, including the remedial investigation and feasibility study, and to reimburse EPA for certain costs. The estimated cost of this work is about $5.4 million. The share of this cost to the Company is estimated to be $190,000, which includes an allowance for insolvency or nonpayment of other PRPs' shares. Through March 31, 2001, the Company has paid or received credit for about $175,000. In addition, the Company and other settling PRPs have sued certain nonsettlors for their share of these costs and have obtained some settlement recoveries. Based on preliminary information from the site investigation work (which is not completed), the total cost for performing the current and future work at Barkhamsted, including the site investigation work, is estimated to be from $6 million to $32 million. In June 1995, the Connecticut legislature authorized the issuance of bonds to pay for approximately $8 million of the future cleanup costs at the site. The issuance of these bonds is expected to reduce by that amount those cleanup costs subject to PRP funding. Based on expected PRP participation in future cleanup work and other factors, the Company anticipates that its share of projected cleanup costs subject to PRP funding (including costs incurred to date) will be not more than 4% to 5% of total cleanup costs, and that the total expenditure of the Company will, therefore, range from about $250,000 to $1,500,000. Thus, although applicable environmental law provides for joint and several liability for the cost of cleanup work, based on present estimates, the Company believes that the other PRPs will pay substantially all of their allocated percentage shares of cleanup costs.

The Company believes, based upon the information available at this time, that the environmental matters discussed above will not have a material effect on its financial statements.

Litigation

The Company, along with numerous other drug manufacturers, wholesalers, and suppliers, was named in a series of class action suits, the first of which was filed in August 1994 in the California Superior Court, San Francisco County. These suits were brought on behalf of all California independent retail pharmacists who had purchased any brand-name prescription drugs since August 1989. The complaint alleged that the defendants, including the Company, entered into a conspiracy to fix prices for brand-name prescription drugs and gave lower prices to certain favored purchasers, while the alleged favored prices were denied to the plaintiffs. Plaintiffs are seeking injunctive relief and unspecified trebled compensatory damages, restitution of unspecified amounts by which defendants are alleged to be unjustly enriched, and litigation costs, interest, and attorney's fees. Class certification of the price-fixing conspiracy claims was granted by order dated June 23, 1995, establishing a class of independent retail pharmacists and small chains with ten or fewer California locations. An individual action brought by two mid-size chain pharmacies was subsequently coordinated with the consolidated class action as an "add-on" case asserting virtually identical claims and demands for relief. Plaintiffs in that action have amended their complaint to seek class certification, which has not been granted. There has been no activity in these cases since 1996 because of the pendency of related actions brought under the Federal antitrust laws. These cases have been settled or otherwise resolved by the Company with the exception of one case as to which a settlement in principle has been reached and should be finally resolved shortly.

The Company is subject to other legal actions arising out of its operations. The Company believes, based on the opinion of counsel, that it has good defenses to such actions and should prevail.

Discontinued Consumer Operations

Litigation

The consumer business is engaged in litigation with Tambrands Inc. ("Tambrands") in the Supreme Court of the State and County of New York ("Supreme Court") arising out of a patent infringement and misappropriation suit previously filed against both companies in the United States District Court, Southern District of New York, by New Horizons Diagnostics Corporation ("NHDC"), et al. The NHDC suit, which was settled and discontinued in July 1996, asserted claims with respect to certain "gold sol" technology (used in First Response and Answer home pregnancy and ovulation predictor test kits) that the consumer business had acquired from Tambrand's pursuant to a written purchase agreement in March 1990. The consumer business paid an immaterial amount toward that settlement. In the pending Supreme Court action, Tambrands seeks reimbursement from the consumer business of an unspecified portion of the amount paid by Tambrands in settlement of the NHDC suit, and for defense costs. Cross-motions for summary judgment have been filed. The consumer business believes it has good defenses, under the terms of the purchase agreement, to Tambrands' claim.

The consumer business is subject to other legal actions arising out of its operations. The consumer business believes, based on the opinion of counsel, that it has good defenses to such actions and should prevail.

12. EMPLOYMENT AGREEMENTS AND TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

Carter-Wallace, Inc. has entered into employment agreements with its present Chairman of the Board and Chief Executive Officer and its President that provide for payments equal to salary and bonus multiples, certain pension enhancements and a gross-up of applicable excise taxes if the executives' employment is terminated as specified in the agreements. Carter-Wallace, Inc. has also entered into an employment agreement with its Vice President, Consumer Products U.S. that provides for her employment through December 2003. The obligation with regard to its Vice President, Consumer Products U.S. is expected to be assumed as part of the acquisition of the consumer business. The Company has also entered into a consulting agreement with its former Chairman of the Board and Chief Executive Officer that provides for a specified payment if that agreement is terminated.

Carter-Wallace, Inc. has also entered into agreements with certain executive officers. These agreements also provide for payments equal to salary and bonus multiples, certain pension enhancements and a gross-up of applicable excise taxes if the executives' employment is terminated as specified in the agreements after a change in control of the Company.

The payments required by these agreements, based on a termination under the agreements of all of the executives, is approximately $100,000,000.

Pursuant to the long-term incentive plan, outstanding awards of restricted and deferred stock become fully vested and outstanding options become immediately exercisable upon the occurrence of a change in control as defined in the agreements.

A change in control also results in the immediate vesting and payment of benefits under the Executive Pension Benefits Plans and, in the case of certain officers, the elimination of early retirement reductions.

The transactions disclosed in note 1 relating to the contemplated sale of the consumer business and the Company meet the definition of a change in control as defined in the various agreements.

13. ACCELERATION OF CERTAIN PENSION AND OTHER COSTS

Included in general and administrative expenses for the fiscal year ended March 31, 2001 is a pretax charge amounting to $6,110,000 related to the acceleration of certain pension and other costs as a result of the retirement of Henry H. Hoyt, Jr., the former Chairman of the Board and Chief Executive Officer of Carter-Wallace, Inc., in December 2000.

14. FELBATOL (FELBAMATE)

As previously reported, in the years ended March 31, 1995 and 1996, the Company incurred one-time charges to pretax earnings totaling $45,980,000 related to use restrictions for Felbatol. Depending on future sales levels, additional inventory write-offs may be required. If for any reason the product at some future date should no longer be available in the market, the Company will incur an additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, in the range of $15,000,000 on a pretax basis.

15. DISCONTINUED CONSUMER OPERATIONS HELD FOR SALE (DOLLARS IN THOUSANDS)

As described in note 1 of the consolidated financial statements, in May 2001, the Company's Board of Directors approved an agreement to sell the Company in a two-step transaction.

The consumer business, which is reflected as a discontinued operation, consists of the Carter Division, Lambert Kay Division, and International Subsidiaries.

Summarized results of such discontinued operations for fiscal 2001, 2000 and 1999 are as follows:

                                                              YEARS ENDED MARCH 31
                                                  ---------------------------------------------
                                                    2001              2000              1999
                                                    ----              ----              ----
Net sales                                         $558,665          $539,802          $486,027
Earnings before provision for tax income            85,782            68,723            53,267
Provision for taxes on income                       36,226            26,750            21,925
Net earnings                                      $ 49,556          $ 41,973          $ 31,342

In connection with the agreement to sell the consumer business, the Company expects that a gain will be realized on the disposal of these operations.

The net assets of the discontinued consumer business operations in the March 31, 2001 and 2000 consolidated balance sheets are comprised of:

                                                                    YEARS ENDED MARCH 31
                                                                -----------------------------
                                                                   2001              2000
                                                                   ----              ----
Cash and cash equivalents                                        $ 12,836          $  8,026
Accounts receivable--trade and other receivable, net              101,792            93,929
Inventories                                                        82,773            85,778
Deferred taxes                                                      7,306             6,087
Prepaid expenses                                                    7,472             6,763
                                                                 --------          --------
  Total current assets                                            212,179           200,583

Property, plant and equipment, net                                123,794           130,015
Intangible and other assets                                        90,020            95,940
                                                                 --------          --------
  Total assets                                                    425,993           426,538
                                                                 --------          --------
Accounts payable                                                   44,927            42,140
Accrued expenses                                                   42,465            38,924
Other current liabilities                                          10,979             7,922
                                                                 --------          --------
  Total current liabilities                                        98,371            88,986

Long-term debt                                                     17,921            21,541
Other long-term liabilities                                        13,415            13,427
                                                                 --------          --------
  Total liabilities                                               129,707           123,954
                                                                 --------          --------
Net assets of discontinued operations                            $296,286          $302,584
                                                                 ========          ========

New Accounting Pronouncements

Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives" ("EITF Issue No. 00-14") outlines required accounting treatment for certain sales incentives, including manufacturer's coupons. It requires companies to record coupon expense as a reduction of sales, rather than marketing expense. The consumer business currently records coupon expense as a component of marketing expense. The Company is required to implement EITF Issue No. 00-14 for the quarter beginning January 1, 2002. It will require the consumer business to report coupon expense as a reduction of net sales. Coupon expense in the consumer business approximates $6,000,000 per year based on historical amounts, spread relatively evenly throughout the year.

Emerging Issues Task Force Issue No. 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer" ("EITF 00-25"), outlines required accounting treatment of certain sales incentives, including slotting or placement fees, cooperative advertising arrangements, buydowns and other allowances. The consumer business currently records such costs as marketing expenses. EITF 00-25 will require the consumer business to report the paid consideration expense as a reduction of sales, rather than marketing expense. The Company is required to implement EITF 00-25 for the quarter beginning January 1, 2002. The Company has not yet determined the effect of implementing the guidelines of EITF 00-25, but in any case, implementation will not have an effect on net earnings.

16. SUPPLEMENTAL FINANCIAL INFORMATION

The following is presented in support of balance sheet captions:

                                                                         MARCH 31
                                                                ---------------------------
                                                                 2001                2000
                                                                 ----                ----
                                                                  (DOLLARS IN THOUSANDS)
Accrued expenses:
  Salaries and wages                                            $14,861             $18,615
  Advertising and promotion                                       1,776               2,685
  One-time charges                                                1,174               1,373
  Retirement and related plans                                    6,287              11,766
  Insurance                                                       6,860               6,075
  Pharmaceutical rebates                                          7,190               6,313
  Product returns                                                 3,845               3,247
  Other                                                          21,941              15,487
                                                                -------             -------
                                                                $63,934             $65,561
                                                                =======             =======
Other long-term liabilities:
  Retirement plans                                              $20,187             $19,001
  One-time charges                                               12,104               8,700
  Other                                                          12,724              11,707
                                                                -------             -------
                                                                $45,015             $39,408
                                                                =======             =======

Income taxes paid, including discontinued operations, were $26,939,000, $29,264,000 and $21,959,000 in 2001, 2000 and 1999, respectively. Interest paid, including discontinued operations, was $4,173,000, $4,422,000 and $4,527,000 in 2001, 2000 and 1999, respectively.

Included in other expense (income), net is income of $140,000 in 2001, $3,981,000 in 2000 and $6,782,000 in 1999 related to ASTA Medica's share of joint venture operations. Also included in other expense (income), net is stock award amortization of $9,115,000 in 2001, $5,729,000 in 2000 and $2,860,000 in
1999, and costs associated with the sharing of profits on a reformulated product of $4,517,000 in 2001 and $550,000 in 2000.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, gross margin, net earnings and earnings per share are set forth in the following table (dollars in thousands, except per share amounts).

                                                                QUARTER ENDED
                                            -----------------------------------------------------
2001                                        JUNE 30        SEPT. 30       DEC. 31        MARCH 31         TOTAL YEAR
----                                        --------       --------       --------       --------          --------

  Net sales                                 $ 66,822       $ 41,270       $ 70,453       $44,182           $222,727

  Gross margin                                53,490         30,921         54,995        32,549            171,955

  Earnings (loss) from continuing
     operations                             $  4,040       $ (4,939)      $  2,928       $(2,363)          $   (334)
  Earnings from discontinued
     operations                               18,327         13,044          9,606         8,579             49,556
                                            --------       --------       --------       --------          --------
  Net earnings                              $ 22,367       $  8,105       $ 12,534       $ 6,216           $ 49,222
                                            ========       ========       ========       ========          ========

  Earnings (loss) per share from
     continuing operations--basic           $    .09       $   (.11)      $    .06       $  (.05)          $   (.01)
  Earnings per share from
     discontinued operations--basic              .40            .29            .22           .19               1.10
                                            --------       --------       --------       --------          --------
  Earnings per share--basic                 $    .49       $    .18       $    .28       $   .14           $   1.09
                                            ========       ========       ========       ========          ========

  Earnings (loss) per share from
     continuing operations--diluted         $    .09       $   (.11)      $    .06       $  (.05)          $   (.01)
  Earnings per share from
     discontinued operations--diluted            .39            .28            .20           .18               1.05
                                            --------       --------       --------       --------          --------
  Earnings per share--diluted               $    .48       $    .17       $    .26       $   .13           $   1.04
                                            ========       ========       ========       ========          ========

2000
----
  Net sales                                 $ 49,298       $ 44,765       $ 67,290       $46,513           $207,866

  Gross margin                                36,613         34,869         54,476        33,602            159,560

  Earnings (loss) from continuing
     operations                             $ (2,198)      $ (2,435)      $  6,625       $  (633)          $  1,359
  Earnings from discontinued
     operations                               15,359         11,835          7,331         7,448             41,973
                                            --------       --------       --------       --------          --------
  Net earnings                              $ 13,161       $  9,400       $ 13,956       $ 6,815           $ 43,332
                                            ========       ========       ========       ========          ========

  Earnings (loss) per share from
     continuing operations--basic           $   (.05)      $   (.06)      $    .15       $  (.01)          $    .03
  Earnings per share from
     discontinued operations--basic              .34            .27            .16           .16                .93
                                            --------       --------       --------       --------          --------
  Earnings per share--basic                 $    .29       $    .21       $    .31       $   .15           $    .96
                                            ========       ========       ========       ========          ========

  Earnings (loss) per share from
     continuing operations--diluted         $   (.05)      $   (.06)      $    .15       $  (.01)          $    .03
  Earnings per share from
     discontinued operations--diluted            .34            .26            .15           .16                .91
                                            --------       --------       --------       --------          --------
  Earnings per share--diluted               $    .29       $    .20       $    .30       $   .15           $    .94
                                            ========       ========       ========       ========          ========

           K P M G
                 345 Park Avenue
                 New York, NY 10154

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Carter-Wallace, Inc.:

We have audited the accompanying consolidated balance sheets of Carter-Wallace, Inc. and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of earnings, retained earnings and comprehensive earnings, and cash flows, for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter-Wallace, Inc. and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

May 18, 2001

Carter-Wallace, Inc. and Subsidiaries

BOARD OF DIRECTORS

Henry H. Hoyt, Jr.
Chairman of the Board, Emeritus

Ralph Levine
Chairman of the Board and Chief Executive Officer

Paul A. Veteri
President and Chief Operating Officer

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

Donald J. Stack
Private Investor, Retired Vice President, Taxes of the Company

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

Morton K. Schwartz, Ph.D.
Chairman, Department of Clinical Laboratories
Memorial Sloan Kettering Cancer Center
New York, NY

EXECUTIVE OFFICERS
Ralph Levine
Chairman of the Board and Chief Executive Officer
Paul A. Veteri
President and Chief Operating Officer
T. Rosie Albright
Vice President, Consumer Products, U.S.
John Bridgen, Ph.D.
Vice President, Diagnostics, U.S.
James C. Costin, M.D.
Vice President, Medical and Scientific Affairs
Donald R. Daoust, Ph.D.
Vice President, Quality Control
Thomas G. Gerstmyer
Vice President, Pharmaceuticals, U.S.
Peter J. Griffin
Vice President, Finance and Controller
Adrian J. L. Huns
Vice President, International
Michael J. Kopec
Vice President, Manufacturing
Stephen R. Lang
Vice President, Secretary and General Counsel
Thomas B. Moorhead
Vice President, Human Resources
C. Richard Stafford
Vice President, Corporate Development
James L. Wagar
Vice President and Treasurer
Mark Wertlieb
Vice President, Taxes

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

34                                                             Printed in U.S.A.

                             CARTER-WALLACE, INC.
                          1345 Avenue of the Americas
                               New York, NY 10105